Exhibit 99.1

Barclays PLC

This exhibit includes portions of the audited consolidated financial statements of Barclays PLC, the audited consolidated financial statements of Barclays Bank PLC and related disclosures and auditors’ reports and consents thereon. As a result, pagination in this exhibit is not sequential. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

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Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

The information in this announcement, which was approved by the Board of Directors on 21 February 2018, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2017, which includes certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contain an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets and the impact of any regulatory deconsolidation resulting from the sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers, IFRS 9 impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards including the implementation of IFRS 9, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union and the success of future acquisitions, disposals and other

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strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on form 20-F for the fiscal year ended 31 December 2016, filed with the SEC on 23 February 2017), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the Group’s financial statements. Specific governance committees are responsible for examining the Groups’ financial reports and disclosures to ensure that they have been subject to adequate verification and comply with applicable standards and legislation. These committees report their conclusions to the BAC which debates its conclusions and provides further challenge. Finally, the Board scrutinises and approves results announcements and the Annual Report, and ensures that appropriate disclosures have been made. This governance process ensures that both management and the Board are given sufficient opportunity to debate and challenge the Groups’ financial statements and other significant disclosures before they are made public.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB). Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the internal control over financial reporting of Barclays PLC Group’s and Barclays Bank PLC Group’s as of 31 December 2017. In making its assessment, management utilised the criteria set out in the 2013 COSO framework and concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2017. Our independent registered public accounting firm has issued a report on the Barclays PLC Group internal control over financial reporting, which is set out on page 186.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 155 to 162.

Changes in internal control over financial reporting

There have been no changes in the Groups’ internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Groups’ internal control over financial reporting.

Barclays PLC and Barclays Bank PLC 2017 41

Risk review

Principal Risk management

Credit risk management

Credit risk (audited)

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

Overview

The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts with clients. Other sources of credit risk arise from trading activities, including: debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

◾	maintain a framework of controls to enable credit risk taking to be based on sound credit risk management principles;

◾	identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

◾	control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

◾	monitor credit risk and adherence to agreed controls;

◾	enable risk-reward objectives to be met.

More information covering the reporting of credit risk can be found in Barclays PLC Pillar 3 Report 2017.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis, while retail balances are larger in number but smaller in value and are, therefore, managed on a homogeneous portfolio basis.

Credit risk management responsibilities have been structured so that decisions are taken as close as possible to the business, while enforcing robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant Business CRO who, in turn, reports to the Group CRO.

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting policies for approval of transactions (principally retail); setting risk appetite; monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; performing effective turnaround and workout scenarios for wholesale portfolios via dedicated restructuring and recoveries teams; maintaining robust collections and recovery processes/units for retail portfolios; and review and validation of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures, which are outside the Risk Sanctioning Unit or Risk Distribution Committee authority require the support of the Group Senior Credit Officers (GSCOs), the Group’s most senior credit risk sanctioners. For exposures in excess of the GSCOs’ authority, approval from the Group CRO is required. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central Risk sets the Credit Risk Control Framework, which provides the structure within which credit risk is managed, together with supporting credit risk policies.

Organisation and structure

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Risk review

Principal Risk management

Credit risk management

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate credit risks. These can broadly be divided into three types:

◾	netting and set-off

◾	collateral

◾	risk transfer

Netting and set-off

In most jurisdictions in which the Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions, compared with other risk mitigation techniques.

For derivative transactions, the Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDAs). These master agreements typically allow for netting of credit risk exposure to a counterparty resulting from derivative transactions against the obligations to the counterparty in the event of default, and so produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing payments on the same day in the same currency to be set-off against one another.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

◾	home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value.

◾	wholesale lending: a fixed charge over commercial property and other physical assets, in various forms.
◾	other retail lending: includes charges over motor vehicle and other physical assets; second lien charges over residential property, which are subordinate to first charges held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower.

◾	derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex) with counterparties with which the Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. The Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves.

◾	reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price.

◾	financial guarantees and similar off- balance sheet commitments: cash collateral may be held against these arrangements.

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

◾	if the risk is transferred to a counterparty which is more creditworthy than the original counterparty, then overall credit risk is reduced

◾	where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This is less likely than the default of either counterparty individually so credit risk is reduced.

Detailed policies are in place to appropriately recognise and record credit risk mitigation and more information can be found in the Barclays PLC Pillar 3 Report 2017.

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Risk review

Principal Risk management

Market risk management

Market risk (audited)

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Overview

Market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, the Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices.

Organisation and structure

Market risk in the businesses resides primarily in Barclays International and Group Treasury. These businesses have the mandate to incur market risk. Market risk oversight and challenge is provided by business Committees and Group Committees, including the Market Risk Committee.

Roles and responsibilities

The objectives of market risk management are to:

◾	understand and control market risk by robust measurement, limit setting, reporting and oversight

◾	facilitate business growth within a controlled and transparent risk management framework

◾	control market risk in the businesses according to the allocated appetite

To meet the above objectives, a well established governance structure is in place to manage these risks consistent with the ERMF. See page 77 on risk management strategy, governance and risk culture.

The BRC recommends market risk appetite to the Board for their approval. The Market Risk Principal Risk Lead (PR Lead) is responsible for the Market Risk Control Framework and, under delegated authority from the Group CRO, agrees with the Business CROs a limit framework within the context of the approved market risk appetite.

The Market Risk Committee approves and makes recommendations concerning the Group-wide market risk profile. This includes overseeing the operation of the Market Risk Framework and associated standards and policies; reviewing arising market or regulatory issues, limits and utilisation; and risk appetite levels to the Board. The Committee is chaired by the PR Lead and attendees include the business heads of market risk, business aligned market risk managers and Internal Audit.

The head of each business is accountable for all market risks associated with its activities, while the head of the market risk team covering each business is responsible for implementing the risk control framework for market risk.

More information on market risk management can be found in Barclays PLC Pillar 3 Report 2017.

Management Value at Risk

◾	estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level

◾	differs from the Regulatory value at risk (VaR) used for capital purposes in scope, confidence level and horizon

◾	backtesting is performed to test the model is fit for purpose.

VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level is used for all trading books and some banking books.

The Management VaR model in some instances may not appropriately measure some market risk exposures, especially for market moves that are not directly observable via prices. Market risk managers are required to identify risks which are not adequately captured in VaR (‘risks not in VaR’ or ‘RNIVs’).

When reviewing VaR estimates, the following considerations are taken into account:

◾	the historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

◾	the one-day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day;

◾	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day;

◾	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

See page 120 for a review of management VaR in 2017.

Organisation and structure

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Risk review

Principal Risk management

Treasury and capital risk management

Treasury and capital risk

Liquidity risk: The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets

Capital risk: The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans

Interest rate risk in the banking book: The risk that the firm is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

Overview

Barclays Treasury manages treasury and capital risk on a day-to-day basis with the Treasury Committee acting as the principal management body. To enforce effective oversight and segregation of duties and in line with the ERMF, the Treasury and capital Risk function is responsible for oversight of key capital, liquidity, interest rate risk in the banking book (IRRBB) and pension risk management activities. The following describes the structure and governance associated with the risk types within the Treasury and capital Risk function.

Liquidity risk management (audited)

Overview

The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and maintaining that the business is sustainable. There is a control framework in place for managing liquidity risk and this is designed to meet the following objectives:

◾	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite as expressed by the Board
◾	To maintain market confidence in the Group’s name.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Roles and responsibilities

The Treasury and Capital Risk function is responsible for the management and governance of the liquidity risk mandate defined by the Board and the production of ILAAPs. Treasury has the primary responsibility for managing liquidity risk within the set risk appetite. The CRO for treasury and capital risk reports to the Group CRO.

Barclays’ comprehensive control framework for managing the Group’s liquidity risk is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite (LRA) set by the Board.

The Board sets the LRA based on the internal liquidity risk model and external regulatory requirements namely the Liquidity Coverage Ratio (LCR). The LRA is represented as the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The approved LRA is implemented in line with the control framework and policy for liquidity risk.

The control framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities and the Recovery Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds. Together, these tools reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The control framework is subject to internal conformance testing and internal audit review.

The liquidity stress tests assess the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs.

The Group maintains a range of management actions for use in a liquidity stress, these are documented in the Group Recovery Plan. Since the precise nature of any stress event cannot be known in advance, the actions are designed to be flexible to the nature and severity of the stress event and provide a menu of options that can be drawn upon as required. The Barclays Group Recovery Plan also contains more severe recovery options to generate additional liquidity in order to facilitate recovery in a severe stress. Any stress event would be regularly monitored and reviewed using key management information by key Treasury, Risk and business representatives.

Organisation and structure	Capital risk management (audited) Overview

Capital risk is managed through ongoing monitoring and management of the capital position, regular stress testing and a robust capital governance framework.

Roles and responsibilities

The management of capital risk is integral to the Group’s approach to financial stability and sustainability management, and is embedded in the way businesses and legal entities operate.

Capital risk management is underpinned by a control framework and policy. The capital

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management strategy, outlined in the Group and legal entity capital plans, is developed in alignment with the control framework and policy for capital risk, and is implemented consistently in order to deliver on the Group’s objectives.

The Board approves the Group capital plan, internal stress tests and results of regulatory stress tests, and the Group recovery plan. The Treasury Committee is responsible for monitoring and managing capital risk in line with the Group’s capital management objectives, capital plan and risk frameworks. The Treasury and Capital Risk Committee monitors and reviews the capital risk profile and control environment, providing Second Line oversight of the management of capital risk. The BRC reviews the risk profile, and annually reviews risk appetite and the impact of stress scenarios on the Group capital plan/forecast in order to agree the Group’s projected capital adequacy.

Local management assures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

Treasury has the primary responsibility for managing and monitoring capital and reports to the Group Finance Director. The Treasury and Capital Risk function contains a Capital Risk Oversight team, and is an independent risk function that reports to the Group CRO and is responsible for oversight of capital risk and production of ICAAPs.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; investment returns might reduce; or the estimated value of the pension liabilities might increase. The Group monitors the pension risks arising from its defined benefit pension schemes and works with Trustees to address shortfalls. In these circumstances the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Interest Rate Risk in the Banking Book

Overview

Banking book operations generate non-traded market risk, primarily through the mismatch between the duration of assets and liabilities and where interest rates on products reset at different dates. As per the Group’s policy to remain within the defined risk appetite, interest rate and FX risks residing in the banking books of the businesses are transferred to Treasury where they are centrally managed. Currently, these risks are transferred to Treasury via funding arrangements, interest rate or FX swaps. However, the businesses remain susceptible to market risk from seven key sources:

◾	Repricing/Residual risk: the impact from the mismatch between the run-off of product balances and the associated interest rate hedges or from unhedged liquidity buffer investments;

◾	Structural risk: the change to the net interest income on hedge replenishment due to adverse movements in interest rates, assuming that the balance sheet is held static;

◾	Prepayment risk: the potential loss in value if actual prepayment or early withdrawal behaviour from customers deviates from the expected or contractually agreed behaviour, which may result in a hedge or funding adjustment at a cost to the bank. Exposures are typically considered (where appropriate) net of any applicable offsetting early repayment charges. This risk principally relates to early repayment of fixed rate loans or withdrawal from fixed rate savings products;

◾	Recruitment risk: the potential loss in value if the actual completion or drawdown behaviour from customers deviates from the expected behaviour, which may result in a hedge or funding adjustment at a cost to the bank. This risk principally relates to the completion timing around the Bank’s fixed rate mortgage pipeline process;

◾	Margin compression risk: the effect of internal or market forces on a bank’s net margin where, for example, in a low rate environment any fall in rates will further decrease interest income earned on the assets whereas funding cost cannot be reduced as it is already at the minimum level.
◾	Lag risk: arises from the delay in re-pricing customer rates for certain variable/ managed rate products, following an underlying change to market interest rates. This is typically driven by either regulatory constraint around customer notification on pricing changes, processing time for the Group’s notification systems or contractual agreements within a product’s terms and conditions.

◾	Asset swap spread risk: the spread between Libor and sovereign bond yields that arises from the management of the liquidity buffer investments and its associated hedges.

Furthermore, liquidity buffer investments are generally subject to Available for Sale (AFS) accounting rules, whereby changes in the value of these assets impact capital via Other Comprehensive Income, creating volatility in capital directly.

Roles and responsibilities

The Non-traded Market Risk team provides risk management oversight and monitoring of all traded and non-traded market risk in Treasury and customer banking books, which specifically includes:

◾	interest rate risk assessment in the customer banking books,

◾	review and challenge the behavioural assumptions used in hedging and transfer pricing,

◾	risk management of the liquidity buffer investments and funding activities,

◾	oversight of balance sheet hedging,

◾	review of residual risk in the hedge accounting solution and hedging of net investments,

◾	proposes and monitors risk limits to manage traded and non-traded market risk within the agreed risk appetite.

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Risk review

Principal Risk management

Operational risk management

Operational risk

The risk of loss to the firm from inadequate or failed processes, systems, human factors or due to external events (for example, fraud) where the root cause is not due to credit or market risks.

Overview

The management of operational risk has three key objectives:

◾	Deliver an operational risk capability owned and used by business leaders which is pragmatic, relevant, and enables business leaders to make sound risk decisions over the long term.

◾	Provide the frameworks, policies and tools to enable management to meet their risk management responsibilities while the Second line of defence provides robust, independent, and effective oversight and challenge.

◾	Deliver a consistent and aggregated measurement of operational risk that will provide clear and relevant insights, so that the right management actions can be taken to keep the operational risk profile consistent with the Group’s strategy, the stated risk appetite, the client franchise, and other stakeholder needs.

The Group is committed to the management and measurement of operational risk and was granted a waiver by the FSA (now the PRA) to operate an advanced management approach (AMA) for operational risk, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (94% of capital requirements), except for small parts of the organisation acquired since the original permission (6% of capital requirements) using the Basic Indicator Approach (BIA). The Group works to benchmark its internal operational risk management and measurement practices with peer banks.

The Group is committed to operating within a strong system of internal controls that enables business to be transacted and risk taken without exposing the Group to unacceptable potential losses or reputational damages. The Group has an overarching ERMF that sets out the approach to internal governance. The ERMF establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating authority and monitoring compliance.

Organisation and structure

Operational risk comprises a number of specific risks defined as follow:

◾	Data Management and Information Risk: The risk that Barclays information is not captured, retained, used or protected in accordance with its value and legal and regulatory requirements.

◾	Financial Reporting Risk: The risk of a material misstatement or omission within the Group’s external financial, regulatory reporting or internal management reporting.

◾	Fraud Risk: The risk of financial loss when an internal or external party acts dishonestly with the intent to obtain an undue benefit, cause a loss to, or to expose either the Group or its customers and clients to a risk of loss.

◾	Payments Process Risk: The risk of payments being processed inaccurately, with delays, without appropriate authentication and authorisation.

◾	People Risk: The risk that Barclays is exposed to by virtue of being an employer (excluding Health and Safety related risk).

◾	Premises and Security Risk: The risk of interruption to Barclays’ business due to the unavailability of premises and infrastructure as a result of intentional or accidental damage to premises and moveable assets, physical security breaches and safety and security incidents.

◾	Supplier Risk: The risk that is introduced to the firm or entity as a consequence of obtaining services or goods from another legal entity as a result of inadequate selection, inadequate exit and supplier management, resulting in operational, financial, or reputational risk to the bank, failure of services and/or negative customer impact.

Organisation and structure

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◾	Tax Risk: The risk of unexpected tax cost in relation to any tax for which Barclays is liable, or of reputational damage on tax matters with key stakeholders such as tax authorities, regulators, shareholders or the public. Tax cost includes tax, interest or penalties levied by a taxing authority.

◾	Technology Risk: The risk that comes about due to dependency on technological solutions and is defined as failure to develop, deploy and maintain technology solutions that are stable, reliable and deliver what the business needs.

◾	Transaction Operations Risk: The risk of Customer/Client or Bank detriment due to unintentional error and/or failure in the end-to-end process of initiation, processing and fulfilment of an interaction between a Customer/Client and the Bank with an underlying financial instrument (e.g. mortgage, derivative product, trade product etc.).

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damages.

Roles and responsibilities

The prime responsibility for the management of operational risk and compliance with control requirements rests with the business and functional units where the risk arises. The operational risk profile and control environment is reviewed by business management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, operational risk events and a review of scenarios.

The Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Management Framework and for overseeing the portfolio of operational risk across the Group.

Operational Risk Management (ORM) acts in a second line of defence capacity, and is responsible for defining and overseeing the implementation of the framework and monitoring Barclays operational risk profile. ORM alerts management when risk levels exceed acceptable ranges or risk appetite in order to drive timely decision making and actions by the first line of defence. Through attendance at Business Risk Committee meetings, ORM provide specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered through the second line of defence review meetings. Depending on their nature, the outputs of these meetings are presented to the BRC or the BAC.

For further information on operational risk management, Risk and Control Self-assessments and risk scenarios, please refer to the operational risk management section on pages 350 to 353.

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Risk review

Principal Risk management

Model risk management

Model risk

The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.

Overview

Barclays uses models to support a broad range of activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures, conducting stress testing, assessing capital adequacy, managing client assets, and meeting reporting requirements.

Since models are imperfect and incomplete representations of reality, they may be subject to errors affecting the accuracy of their output. Model errors can result in inappropriate business decisions being made, financial loss, regulatory risk, reputational risk and/or inadequate capital reporting. Models may also be misused, for instance applied to products that they were not intended for, or not adjusted, where fundamental changes to their environment would justify re-evaluating their core assumptions. Errors and misuse are the primary sources of model risk.

Robust model risk management is crucial to assessing and managing model risk within a defined risk appetite. Strong model risk culture, appropriate technology environment, and adequate focus on understanding and resolving model limitations are crucial components.

Organisation and structure

Barclays allocates substantial resources to identify and record models and their usage, document and monitor the performance of models, validate models and adequately address model limitations. Barclays manages model risk as an enterprise level risk similar to other Principal Risks.

Barclays has a dedicated Model Risk Management (MRM) function that consists of two main units: the Independent Validation Unit (IVU), responsible for model validation and approval, and Model Governance and Controls (MGC), covering model risk governance, controls and reporting, including ownership of model risk policy and the model inventory.

The model risk management framework consists of the model risk policy and standards. The policy prescribes group-wide, end-to-end requirements for the identification, measurement and management of model risk, covering model documentation, development, implementation, monitoring, annual review, independent validation and approval, change and reporting processes. The policy is supported by global standards covering model inventory, documentation, validation, complexity and materiality, testing and monitoring, overlays, risk appetite, as well as vendor models and stress testing challenger models.

Barclays is continuously enhancing model risk management. The function reports to the Group CRO and operates a global framework. Implementation of best practice standards is a central objective of the Group. Model risk reporting flows to senior management as depicted below:

Roles and responsibilities

The key model risk management activities include:

◾	Correctly identifying models across all relevant areas of the firm, and recording models in the Group Models Database (GMD), the Group-wide model inventory. The heads of the relevant model ownership areas (typically, the Business Chief Risk Officers, Business Chief Executive Officers,
the Treasurer, the Chief Financial Officer, etc.) annually attest to the completeness and accuracy of the model inventory. MGC undertakes regular conformance reviews on the model inventory.

◾	Enforcing that every model has a model owner who is accountable for the model. The model owner must sign off models prior to submission to IVU for validation. The model owner works with the relevant technical teams (model developers, implementation, monitoring, data services, regulatory) to maintain that the model presented to IVU is and remains fit for purpose.

◾	Overseeing that every model is subject to validation and approval by IVU, prior to being implemented and on a continual basis. While all models are reviewed and re-approved for continued use each year, the validation frequency and the level of review and challenge applied by IVU is tailored to the materiality and complexity of each model. Validation includes a review of the model assumptions, conceptual soundness, data, design, performance testing, compliance with external requirements if applicable, as well as any limitations, proposed remediation and overlays with supporting rationale. Material model changes are subject to prioritised validation and approval.

◾	Defining model risk appetite in terms of risk tolerance, and qualitative metrics which are used to track and report model risk.

◾	Maintaining specific standards that cover model risk management activities relating to stress testing challenger models, model overlays, vendor models, and model complexity and materiality.

Organisation and structure

92 Barclays PLC and Barclays Bank PLC 2017

Risk review

Principal Risk management

Conduct risk management

Conduct risk

The risk of detriment to customers, clients, market integrity, competition or Barclays from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing positive customer and client outcomes, protecting market integrity and promoting effective competition. This includes taking reasonable steps to assure the Group’s culture and strategy are appropriately aligned to these goals, products and services are reasonably designed and delivered to meet the needs of customers and clients, as well as promoting the fair and orderly operation of the markets in which the Group does business and that the Group does not commit or facilitate money laundering, terrorist financing, bribery and corruption or breaches of economic sanctions.

Product Lifecycle, Culture and Strategy and Financial Crime are the risk categories under conduct risk.

Organisation and structure

The governance of conduct risk within Barclays is fulfilled through management Committees and forums operated by the First and Second Lines of Defence with clear escalation and reporting lines to the Board.

The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of conduct risk.

Roles and responsibilities

The Conduct Risk Management Framework (CRMF) comprises a number of elements that allow the Group to manage and measure its conduct risk profile.

Senior Managers have ownership within their areas for managing conduct risk. These individuals have a Statement of Responsibilities identifying the activities and areas for which they are accountable. The primary responsibility for managing conduct risk and compliance with control requirements sits with the business where the risk arises. The First Line Business Control Committees provide oversight of controls relating to conduct risk.

The Group Chief Compliance Officer is responsible for owning and maintaining an appropriate Group-wide CRMF for overseeing Group-wide conduct risk management. This includes defining and owning the relevant conduct risk policies and oversight of the implementation of controls to manage the risk.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward looking horizon scanning analysis as well as backward looking evidence-based indicators from both internal and external sources.

The Business Unit Risk Committees and the Financial Crime Business Oversight Committees are the primary Second Line governance forums for oversight of conduct risk profile and implementation of the CRMF. The responsibilities of the Business Unit Risk Committees include approval of the conduct risk tolerance and the business defined key indicators. Additional responsibilities include the identification and discussion of any emerging conduct risks exposures which have been identified.

Organisation and structure

Barclays PLC and Barclays Bank PLC 2017 93

Risk review

Principal Risk management

Reputation risk management

Reputation risk

The risk that an action, transaction, investment or event will reduce trust in the firm’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.

Overview

A reduction of trust in Barclays’ integrity and competence may reduce the attractiveness of Barclays to stakeholders and could lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Organisation and structure

The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of reputation risk.

Roles and responsibilities

The Chief Compliance Officer is accountable for developing a reputation risk framework and policies including limits against which data is monitored, reported on and escalated, as required.

Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Reputation Risk Framework sets out what is required to manage reputation risk effectively and consistently across the bank.

The primary responsibility for identifying and managing reputation risk and adherence to the control requirements sits with the business and support functions where the risk arises.

Barclays International and Barclays UK are required to operate within established reputation risk appetite and their component businesses submit quarterly reports to the Group Reputation Management team, highlighting their most significant current and potential reputation risks and issues and how they are being managed. These reports are a key internal source of information for the quarterly reputation risk reports which are prepared for the GRC and RepCo.

Organisation and structure

94 Barclays PLC and Barclays Bank PLC 2017

Risk review

Principal Risk management

Legal risk management

Legal risk

The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet its legal obligations including regulatory or contractual requirements.

Overview

The Legal Risk Management Framework (LRMF) prescribes Group-wide requirements for the identification, escalation, measurement and management of legal risk, covering assessment, risk tolerance, key indicators and governance. The LRMF is supported by Group-wide legal risk policies and associated standards aligned to the following legal risks:

◾	Contractual Arrangements – the Group’s rights and remedies in its relationships with other parties not being enforceable as intended due to the absence of appropriate contractual documentation or defects therein.

◾	Litigation Management – failure to adequately manage litigation involving the Group.

◾	Intellectual Property (IP) – failure to protect the Group’s IP assets or the Group infringing valid IP rights of third parties.

◾	Competition/Anti-trust – failure to adequately manage competition/anti-trust issues or failure to manage relationships with competition/anti-trust authorities.

◾	Use of Law Firms – failure to control instruction of external law firms.

◾	Contact with Regulators – failure to manage interactions with regulators or failure to manage the receipt and handling of regulatory information from a regulatory or government agency appropriately.

The LRMF requires businesses and functions to integrate the management of legal risk within their strategic planning and business decision making, including adopting processes to identify legal risk exposures and managing adherence to the minimum control requirements.

In addition to legal risk detailed above, legal outcomes, including losses or the imposition of penalties, damages, fines and sanctions, may arise because of past and future actions, behaviours and business decisions aligned to the Principal Risk which gave rise to the outcome, including but not limited to conduct and operational risk. Details of current contentious legal matters in relation to the Group are set out in Note 29.

Organisation and structure

Business/function risk forums have oversight of their legal risk profile and implementation of the LRMF. The Legal Executive Committee oversees, challenges and monitors legal risk across the Group. The GRC is the most senior executive body responsible for reviewing and monitoring the effectiveness of Barclays’ management of risk. Escalation paths from this forum exist to the BRC.

Roles and responsibilities

The primary responsibility for identifying and managing legal risk and adherence to the minimum control requirements sits with the businesses/functions where the risk resides.

On behalf of the businesses/functions, the aligned General Counsel or members of Legal senior management provide oversight and challenge of the legal risk profile, for example by undertaking legal risk tolerance assessments, and providing advice on legal risk management. Legal risk tolerance assessments include both quantitative and qualitative criteria such as:

◾	Risk and control self-assessment, lessons learned, testing and monitoring processes.

◾	Analysis of legal risk material control issues or weaknesses.

◾	Potential legal risks resulting from upcoming changes in the control environment, systems, or internal organisational structures.

◾	Potential implications on the Group of forthcoming changes in the external legal and regulatory environment and/or prevailing decisions from courts and enforcing authorities as they relate to defined legal risks.

The Group General Counsel supported by the Global Head of Legal Risk, Governance and Control is responsible for maintaining an appropriate LRMF and for overseeing Group-wide legal risk management.

Organisation and structure

Barclays PLC and Barclays Bank PLC 2017 95

Risk review

Risk performance

Credit risk

Summary of Contents		Page
Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients.	◾ Credit risk overview and summary of performance	97
	◾ The Group’s maximum exposure and collateral and other credit enhancements
	held	97
	◾ The Group’s approach to management and representation of credit quality	100
	– Asset credit quality	100
	– Debt securities	100
	– Balance sheet credit quality	100
This section provides a macro view of the Group’s credit exposures.

	◾ Analysis of the concentration of credit risk	102
The Group reviews and monitors risk	– Geographic concentrations	102
concentrations in a variety of ways.	– Industrial concentrations	103

This sections outlines performance against key
concentration risks at a macro Group level.
	◾ Loans and advances to customers and banks	105
In addition to Group wide concentrations, Credit Risk monitors exposure performance across a range of specific portfolios.	◾ Analysis of specific portfolios and asset types	106
	– Secured home loans	106
	– Credit cards and unsecured loans	107
	– Wholesale loans and advances at amortised cost	108
The Group monitors exposures to assets where there is a heightened likelihood of default and assets where an actual default has occurred.	◾ Analysis of problem loans	109
	– Age analysis of loans and advances that are past due but not impaired	109
	– Analysis of loans and advances assessed as impaired	109
	– Potential credit risk loans and coverage ratios	110
	– Impaired loans	111
This section outlines the exposure to assets that have been classified as impaired analysing the exposures between business units and by key product types.	– Forbearance	112

The Group, from time to time, agrees to the suspension of certain aspects of customer/client credit agreements, generally during temporary periods of financial difficulties where the Group is confident that the customer/client will be able to remedy the suspension.

This section outlines the Group’s current exposure to assets with this treatment.
The Group holds impairment provisions on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.	◾ Impairment	114
	– Impairment allowances	114
	– Management adjustments to models for impairment	114
	◾ Analysis of debt securities	115
	◾ Analysis of derivatives	115

This section outlines the movements in allowance for impairment by asset class exposure, material management adjustments to model output, analysis of debt securities and derivatives.

96 Barclays PLC and Barclays Bank PLC 2017

Credit risk

The risk of loss to the firm from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the firm, including the whole and timely payment of principal, interest, collateral and other receivables.

All disclosures in this section (pages 97 to 116) are unaudited unless otherwise stated.

Key metrics

Loan impairment charges in 2017 were 1% lower than 2016:

Group	-£19m
Loan impairment reduced slightly reflecting lower charges in Barclays UK and in the Barclays International wholesale portfolios partially offset by an adjustment relating to an asset sale in US cards

Retail	+£42m
Overall the retail portfolios have remained stable and broadly within expectations. Notwithstanding this, impairment charges increased primarily due to an adjustment relating to an asset sale in US cards

Wholesale	-£61m
Impairment charges have decreased, despite a large single name impairment. The lower impairment outcome was driven by a range of releases and materially lower charges to the Oil sector.

Overview

Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients. A summary of performance may be found below.

This section provides an analysis of areas of particular interest or potentially of higher risk, including: i) balance sheet, including the maximum exposure, collateral, credit quality and loans and advances; ii) areas of concentrations; iii) exposure to and performance metrics for specific portfolios and assets types, including home loans and credit cards; iv) problem loans, including credit risk loans (CRLs) and forbearance; and v) impairment, including impairment allowances and management adjustments to model outputs.

Please see the credit risk management section on pages 85 to 86 for details of governance, policies and procedures.

Summary of performance in the period

Loan impairment charges decreased £19m to £2,333m. Total loans and advances net of impairment decreased by £34.1bn to £415.4bn net £12.7bn decrease in cash collateral and settlement balances and a £21.4bn decrease in other lending, primarily in Corporate and Investment bank. Overall, this resulted in a 4bps increase in the LLR to 57bps.

Credit risk loans (CRLs) decreased to £6.0bn (December 2016: £6.5bn) and the CRL coverage ratio increased to 78% (December 2016: 71%) mainly within retail portfolios.

Analysis of the Balance Sheet

Group’s maximum exposure and collateral and other credit enhancements held

Basis of preparation

The following tables present a reconciliation between the Group’s maximum exposure and its net exposure to credit risk; reflecting the financial effects of collateral, credit enhancements and other actions taken to mitigate the Group’s exposure.

For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that the Group would have to pay if the guarantees were to be called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

Barclays PLC and Barclays Bank PLC 2017 97

Risk review

Risk performance

Credit risk

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum exposure £m	Netting and set-off £m	Collateral
			Cash	Non-cash	Risk transfer	Net exposure
As at 31 December 2017			£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	171,082	–	–	–	–	171,082
Items in the course of collection from other banks	2,153	–	–	–	–	2,153
Trading portfolio assets:
Debt securities	51,200	–	–	–	–	51,200
Traded loans	3,140	–	–	(128)	–	3,012
Total trading portfolio assets	54,340	–	–	(128)	–	54,212
Financial assets designated at fair value:
Loans and advances	11,037	–	(440)	(5,497)	(344)	4,756
Debt securities	15	–	–	–	–	15
Reverse repurchase agreements	100,040	–	(426)	(99,428)	–	186
Other financial assets	519	–	–	–	–	519
Total financial assets designated at fair value	111,611	–	(866)	(104,925)	(344)	5,476
Derivative financial instruments	237,669	(184,265)	(33,092)	(6,170)	(5,885)	8,257
Loans and advances to banks	35,663	–	(6)	(583)	(37)	35,037
Loans and advances to customers:
Home loans	147,002	–	(158)	(146,554)	–	290
Credit cards, unsecured and other retail lending	55,767	–	(241)	(3,995)	(16)	51,515
Corporate loans	162,783	(6,617)	(224)	(45,819)	(4,341)	105,782
Total loans and advances to customers	365,552	(6,617)	(623)	(196,368)	(4,357)	157,587
Reverse repurchase agreements and other similar secured lending	12,546	–	–	(12,226)	–	320
Financial investments - debt securities	57,129	–	–	(463)	(853)	55,813
Other assets	869	–	–	–	–	869
Total on-balance sheet	1,048,614	(190,882)	(34,587)	(320,863)	(11,476)	490,806

Off-balance sheet:
Contingent liabilities	19,012	–	(318)	(1,482)	(228)	16,984
Documentary credits and other short-term trade-related transactions	812	–	(27)	(11)	(4)	770
Standby facilities, credit lines and other commitments	314,761	–	(46)	(31,058)	(1,753)	281,904
Total off-balance sheet	334,585	–	(391)	(32,551)	(1,985)	299,658

Total	1,383,199	(190,882)	(34,978)	(353,414)	(13,461)	790,464

This and subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets not subject to credit risk, mainly equity securities held for trading, as available for sale or designated at fair value, and traded commodities. Assets designated at fair value in respect of linked liabilities to customers under investment contracts have also not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and not result in a loss to the Group. For off-balance sheet exposures certain contingent liabilities not subject to credit risk such as performance guarantees are excluded.

The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented in the Barclays PLC Pillar 3 Report 2017.

Overview

As at 31 December 2017, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer increased 7% to £790.5bn. Overall, the extent to which the Group holds mitigation against its total exposure decreased to 43% (2016: 47%).

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central banks, financial investment debt securities issued by governments and cash collateral and settlement balances, all of which are considered to be lower risk. Increases in cash held at central banks and financial investment debt securities in the period have driven the increase in the Group’s net exposure to credit risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivatives, financial investments and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 100 to 101.

Where collateral has been obtained in the event of default, the Group does not, as a rule, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2017, as a result of the enforcement of collateral, was £nil (2016: £16m).

98 Barclays PLC and Barclays Bank PLC 2017

Maximum exposure and effects of collateral and other credit enhancements (audited)
	Maximum	Netting	Collateral
As at 31 December 2016	exposure £m	and set-off £m	Cash £m	Non-cash £m	Risk transfer £m	Net exposure £m
On-balance sheet:
Cash and balances at central banks	102,353	–	–	–	–	102,353
Items in the course of collection from other banks	1,467	–	–	–	–	1,467
Trading portfolio assets:
Debt securities	38,789	–	–	–	–	38,789
Traded loans	2,975	–	–	(270)	–	2,705
Total trading portfolio assets	41,764	–	–	(270)	–	41,494
Financial assets designated at fair value:
Loans and advances	10,519	–	(17)	(4,107)	(432)	5,963
Debt securities	70	–	–	–	–	70
Reverse repurchase agreements	63,162	–	(688)	(62,233)	–	241
Other financial assets	262	–	–	–	–	262
Total financial assets designated at fair value	74,013	–	(705)	(66,340)	(432)	6,536
Derivative financial instruments	346,626	(273,602)	(41,641)	(8,282)	(5,205)	17,896
Loans and advances to banks	43,251	–	(4)	(4,896)	(22)	38,329
Loans and advances to customers:
Home loans	144,765	–	(184)	(143,912)	–	669
Credit cards, unsecured and other retail lending	57,808	–	(235)	(5,258)	(95)	52,220
Corporate loans	190,211	(8,622)	(320)	(52,029)	(5,087)	124,153
Total loans and advances to customers	392,784	(8,622)	(739)	(201,199)	(5,182)	177,042
Reverse repurchase agreements and other similar secured lending	13,454	–	(79)	(13,242)	–	133
Financial investments - debt securities	62,879	–	–	(533)	(1,286)	61,060
Other assets	1,205	–	–	–	–	1,205
Total on-balance sheet	1,079,796	(282,224)	(43,168)	(294,762)	(12,127)	447,515

Off-balance sheet:
Contingent liabilities	19,908	–	(247)	(1,403)	(130)	18,128
Documentary credits and other short-term trade-related transactions	1,005	–	(24)	(18)	(3)	960
Standby facilities, credit lines and other commitments	302,681	–	(321)	(26,548)	(1,704)	274,108
Total off-balance sheet	323,594	–	(592)	(27,969)	(1,837)	293,196

Total	1,403,390	(282,224)	(43,760)	(322,731)	(13,964)	740,711

Barclays PLC and Barclays Bank PLC 2017 99

Risk review

Risk performance

Credit risk

The Group’s approach to management and representation of credit quality

Asset credit quality

All loans and advances are categorised as either ‘neither past due nor impaired’, ‘past due but not impaired’, or ‘past due and impaired’, which includes restructured loans. For the purposes of the disclosures in the balance sheet credit quality section below and the analysis of loans and advances and impairment section (page 114):

◾	loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired may carry an unidentified impairment

◾	a loan is considered past due and classified as “Higher risk” when the borrower has failed to make a payment when due under the terms of the loan contract

◾	loans on forbearance programmes, as defined on page 111, are categorised as “Higher risk”

◾	the impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment.

The Group uses the following internal measures to determine credit quality for loans that are performing:

Default Grade	Wholesale lending Probability of default	Credit Quality Description
1-3	0.0-0.05%	Strong
4-5	0.05-0.15%
6-8	0.15-0.30%
9-11	0.30-0.60%
12-14	0.60-2.15%	Satisfactory
15-19	2.15-11.35%
20 - 21	11.35%+	Higher Risk

For retail clients, a range of analytical tools is used to derive the probability of default of clients at inception and on an ongoing basis.

For loans that are performing, these descriptions can be summarised as follows:

Strong: there is a very high likelihood of the asset being recovered in full.

Satisfactory: while there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to unsecured retail facilities. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of deterioration, mortgages with a high loan to value, and unsecured retail loans operating outside normal product guidelines.

Higher risk: there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over the value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

Loans that are past due are monitored closely, with impairment allowances raised as appropriate and in line with the Group’s impairment policies. These loans are all considered higher risk for the purpose of this analysis of credit quality.

Debt securities

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor’s, Fitch or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

Balance sheet credit quality

The following tables present the credit quality of Group assets exposed to credit risk.

Overview

As at 31 December 2017, the ratio of the Group’s assets classified as strong remained broadly stable at 89% (2016: 86%) of total assets exposed to credit risk.

Further analysis of debt securities by issuer and issuer type and netting and collateral arrangements on derivative financial instruments is presented on pages 115 and 116 respectively.

100 Barclays PLC and Barclays Bank PLC 2017

Balance sheet credit quality (audited)
As at 31 December 2017	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %	Maximum exposure to credit risk %
Cash and balances at central banks	171,082	–	–	171,082	100	–	–	100
Items in the course of collection from other banks	2,088	56	9	2,153	97	3	–	100
Trading portfolio assets:
Debt securities	48,489	2,085	626	51,200	95	4	1	100
Traded loans	1,432	1,189	519	3,140	45	38	17	100
Total trading portfolio assets	49,921	3,274	1,145	54,340	92	6	2	100
Financial assets designated at fair value:
Loans and advances	9,457	817	763	11,037	86	7	7	100
Debt securities	–	15	–	15	–	100	–	100
Reverse repurchase agreements	82,263	17,692	85	100,040	82	18	–	100
Other financial assets	482	37	–	519	93	7	–	100
Total financial assets designated at fair value	92,202	18,561	848	111,611	82	17	1	100
Derivative financial instruments	229,262	7,863	544	237,669	96	4	–	100
Loans and advances to banks	34,590	926	147	35,663	97	3	–	100
Loans and advances to customers:
Home loans	135,576	5,781	5,645	147,002	92	4	4	100
Credit cards, unsecured and other retail lending	26,026	24,801	4,940	55,767	47	44	9	100
Corporate loans	113,505	36,786	12,492	162,783	70	22	8	100
Total loans and advances to customers	275,107	67,368	23,077	365,552	76	18	6	100
Reverse repurchase agreements and other similar secured lending	11,430	1,101	15	12,546	91	9	–	100
Financial investments - debt securities	57,107	18	4	57,129	100	–	–	100
Other assets	482	355	32	869	55	41	4	100
Total assets	923,271	99,522	25,821	1,048,614	89	9	2	100

Balance sheet credit quality (audited)
As at 31 December 2016	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %	Maximum exposure to credit risk %
Cash and balances at central banks	102,353	–	–	102,353	100	–	–	100
Items in the course of collection from other banks	1,328	130	9	1,467	91	9	–	100
Trading portfolio assets:
Debt securities	37,037	1,344	408	38,789	96	3	1	100
Traded loans	594	1,977	404	2,975	20	66	14	100
Total trading portfolio assets	37,631	3,321	812	41,764	90	8	2	100
Financial assets designated at fair value:
Loans and advances	9,692	533	294	10,519	92	5	3	100
Debt securities	59	11	–	70	84	16	–	100
Reverse repurchase agreements	53,151	9,999	12	63,162	84	16	–	100
Other financial assets	244	18	–	262	93	7	–	100
Total financial assets designated at fair value	63,146	10,561	306	74,013	85	14	1	100
Derivative financial instruments	330,737	14,963	926	346,626	95	5	–	100
Loans and advances to banks	39,159	3,830	262	43,251	91	9	–	100
Loans and advances to customers:
Home loans	136,922	2,589	5,254	144,765	95	1	4	100
Credit cards, unsecured and other retail lending	5,343	50,685	1,780	57,808	9	88	3	100
Corporate loans	140,414	37,170	12,627	190,211	74	19	7	100
Total loans and advances to customers	282,679	90,444	19,661	392,784	72	23	5	100
Reverse repurchase agreements and other similar secured lending	9,364	4,090	–	13,454	70	30	–	100
Financial investments - debt securities	62,842	30	7	62,879	100	–	–	100
Other assets	1,085	117	3	1,205	90	10	–	100
Total assets	930,324	127,486	21,986	1,079,796	86	12	2	100

Barclays PLC and Barclays Bank PLC 2017 101

Risk review

Risk performance

Credit risk

Analysis of the concentration of credit risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group’s policies with regard to managing concentration risk is presented on page 311.

Geographic concentrations

As at 31 December 2017, the geographic concentration of the Group’s assets remained broadly consistent with 2016. Exposure is concentrated in the UK 42% (2016: 41%), in the Americas 33% (2016: 33%) and Europe 21% (2016: 21%).

Credit risk concentrations by geography (audited)
As at 31 December 2017	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	53,068	57,179	56,034	63	4,738	171,082
Items in the course of collection from other banks	987	1,166	–	–	–	2,153
Trading portfolio assets	10,603	13,620	25,680	473	3,964	54,340
Financial assets designated at fair value	33,922	23,725	46,288	1,611	6,065	111,611
Derivative financial instruments	81,656	81,566	57,858	2,792	13,797	237,669
Loans and advances to banks	10,251	11,847	8,044	1,714	3,807	35,663
Loans and advances to customers	253,702	39,687	63,246	2,541	6,376	365,552
Reverse repurchase agreements and other similar secured lending	203	375	10,521	32	1,415	12,546
Financial Investments - debt securities	17,471	23,598	14,110	114	1,836	57,129
Other assets	592	13	148	33	83	869
Total on-balance sheet	462,455	252,776	281,929	9,373	42,081	1,048,614

Off-balance sheet:
Contingent liabilities	7,603	3,039	6,708	529	1,133	19,012
Documentary credits and other short-term trade related transactions	800	5	–	7	–	812
Standby facilities, credit lines and other commitments	105,112	36,079	168,003	1,601	3,966	314,761
Total off-balance sheet	113,515	39,123	174,711	2,137	5,099	334,585
Total	575,970	291,899	456,640	11,510	47,180	1,383,199

Credit risk concentrations by geography (audited)
As at 31 December 2016	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	30,485	40,439	24,859	77	6,493	102,353
Items in the course of collection from other banks	969	498	–	–	–	1,467
Trading portfolio assets	8,981	9,171	19,848	435	3,329	41,764
Financial assets designated at fair value	25,821	10,244	33,181	733	4,034	74,013
Derivative financial instruments	108,559	107,337	105,129	1,493	24,108	346,626
Loans and advances to banks	7,458	12,674	16,894	1,778	4,447	43,251
Loans and advances to customers	253,752	47,050	81,045	3,089	7,848	392,784
Reverse repurchase agreements and other similar secured lending	218	309	11,439	92	1,396	13,454
Financial Investments - debt securities	18,126	27,763	12,030	251	4,709	62,879
Other assets	987	–	137	10	71	1,205
Total on-balance sheet	455,356	255,485	304,562	7,958	56,435	1,079,796

Off-balance sheet:
Contingent liabilities	8,268	3,275	6,910	702	753	19,908
Documentary credits and other short-term trade related transactions	915	9	–	40	41	1,005
Standby facilities, credit lines and other commitments	106,427	35,476	156,077	1,694	3,007	302,681
Total off-balance sheet	115,610	38,760	162,987	2,436	3,801	323,594
Total	570,966	294,245	467,549	10,394	60,236	1,403,390

102 Barclays PLC and Barclays Bank PLC 2017

Industry concentrations

The concentration of the Group’s assets by industry remained broadly consistent year on year. As at 31 December 2017, total assets concentrated towards banks and other financial institutions was 36% (2016: 43%), predominantly within derivative financial instruments. The proportion of the overall balance concentrated towards governments and central banks increased to 20% (2016: 14%) and towards home loans remained stable at 11% (2016: 11%).

Credit risk concentrations by industry (audited)
As at 31 December 2017	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	171,082	–	–	–	–	–	–	171,082
Items in the course of collection from other banks	2,153	–	–	–	–	–	–	–	–	–	–	2,153
Trading portfolio assets	4,682	10,672	3,311	807	26,030	3,900	598	3,324	128	–	888	54,340
Financial assets designated at fair value	21,468	78,506	38	4,666	4,812	2	3	2,083	28	–	5	111,611
Derivative financial instruments	126,248	87,272	2,383	2,103	5,811	8,179	576	2,972	–	–	2,125	237,669
Loans and advances to banks	27,780	–	–	–	7,883	–	–	–	–	–	–	35,663
Loans and advances to customers	–	74,923	9,249	23,706	9,433	6,104	12,450	20,483	147,002	54,205	7,997	365,552
Reverse repurchase agreements and other similar secured lending	7,241	4,844	–	153	307	–	–	1	–	–	–	12,546
Financial investments - debt securities	10,146	1,379	–	–	44,827	103	–	674	–	–	–	57,129
Other assets	147	701	–	–	21	–	–	–	–	–	–	869
Total on-balance sheet	199,865	258,297	14,981	31,435	270,206	18,288	13,627	29,537	147,158	54,205	11,015	1,048,614
Off-balance sheet:
Contingent liabilities	1,572	3,556	3,236	675	8	2,605	969	4,947	4	389	1,051	19,012
Documentary credits and other short-term trade related transactions	524	–	192	–	–	–	71	23	–	–	2	812
Standby facilities, credit lines and other commitments	1,026	31,427	37,913	12,956	384	31,702	14,436	34,392	10,785	126,169	13,571	314,761
Total off-balance sheet	3,122	34,983	41,341	13,631	392	34,307	15,476	39,362	10,789	126,558	14,624	334,585
Total	202,987	293,280	56,322	45,066	270,598	52,595	29,103	68,899	157,947	180,763	25,639	1,383,199

Barclays PLC and Barclays Bank PLC 2017 103

Risk review

Risk performance

Credit risk

Credit risk concentrations by industry (audited)
As at 31 December 2016	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distribu- tion and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	102,353	–	–	–	–	–	–	102,353
Items in the course of collection from other banks	1,467	–	–	–	–	–	–	–	–	–	–	1,467
Trading portfolio assets	2,231	7,998	1,625	565	21,047	3,733	324	2,972	257	–	1,012	41,764
Financial assets designated at fair value	14,714	49,783	3	5,699	856	5	33	2,811	33	2	74	74,013
Derivative financial instruments	182,664	139,066	2,913	3,488	6,547	4,585	810	3,392	–	–	3,161	346,626
Loans and advances to banks	38,932	–	–	–	4,319	–	–	–	–	–	–	43,251
Loans and advances to customers	–	91,812	12,337	24,200	12,028	7,384	12,967	21,838	144,765	56,730	8,723	392,784
Reverse repurchase agreements and other similar secured lending	2,596	10,568	–	38	252	–	–	–	–	–	–	13,454
Financial investments - debt securities	12,842	4,877	–	–	44,263	–	43	807	–	–	47	62,879
Other assets	975	205	–	–	25	–	–	–	–	–	–	1,205
Total on-balance sheet	256,421	304,309	16,878	33,990	191,690	15,707	14,177	31,820	145,055	56,732	13,017	1,079,796
Off-balance sheet:
Contingent liabilities	1,484	4,232	3,387	707	8	2,649	1,032	4,847	40	531	991	19,908
Documentary credits and other short-term trade related transactions	433	–	377	–	–	–	157	38	–	–	–	1,005
Standby facilities, credit lines and other commitments	1,021	29,329	38,829	11,876	400	29,699	14,741	26,359	9,610	126,708	14,109	302,681
Total off-balance sheet	2,938	33,561	42,593	12,583	408	32,348	15,930	31,244	9,650	127,239	15,100	323,594
Total	259,359	337,870	59,471	46,573	192,098	48,055	30,107	63,064	154,705	183,971	28,117	1,403,390

104 Barclays PLC and Barclays Bank PLC 2017

As the principal source of credit risk to the Group, loans and advances to customers and banks is analysed in detail below:

Analysis of loans and advances and impairment to customers and banks
As at 31 December 2017	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	[a]	Loan loss rates bps
Barclays UK	159,397	1,649	157,748	1,950	1.2	764		48
Barclays International	30,775	1,542	29,233	1,275	4.1	1,285		418
Head Office	9,333	296	9,037	710	7.6	16		17
Barclays Non-Core[b]	–	–	–	–	–	30		–
Total Group retail	199,505	3,487	196,018	3,935	2.0	2,095		105
Barclays UK	28,960	190	28,770	432	1.5	19		7
Barclays International	170,299	862	169,437	1,421	0.8	219		13
Head Office	7,103	113	6,990	206	2.9	1		1
Barclays Non-Core[b]	–	–	–	–	–	(1)		–
Total Group wholesale	206,362	1,165	205,197	2,059	1.0	238		12
Total loans and advances at amortised cost	405,867	4,652	401,215	5,994	1.5	2,333		57
Traded loans	3,140	n/a	3,140	n/a
Loans and advances designated at fair value	11,037	n/a	11,037	n/a
Loans and advances held at fair value	14,177	n/a	14,177	n/a
Total loans and advances	420,044	4,652	415,392	5,994

As at 31 December 2016
Barclays UK	155,729	1,519	154,210	2,044	1.3	866		56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085		324
Barclays Non-Core	10,319	385	9,934	838	8.1	102		99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053		103
Barclays UK	15,204	282	14,922	591	3.9	30		20
Barclays International	180,102	748	179,354	1,470	0.8	258		14
Head Office	4,410	–	4,410	–	–	–		–
Barclays Non-Core	41,406	194	41,212	299	0.7	11		3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299		12
Total loans and advances at amortised cost	440,655	4,620	436,035	6,491	1.5	2,352		53
Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a
Total loans and advances	454,149	4,620	449,529	6,491
Notes

a	Excluding impairment charges on available for sale investments and reverse repurchase agreements.
b	Barclays Non-Core represents charges for the six months ended 30 June 2017, primarily relating to Italian mortgages transferred into Head Office on 1 July 2017.

Total loans and advances decreased by £34.1bn to £415.4bn, including a net £12.7bn decrease in cash collateral and settlement balances and a £21.4bn decrease in other lending, primarily in Corporate and Investment Bank.

Credit risk loans (CRLs) decreased to £6.0bn (2016: £6.5bn) and the ratio of CRLs to gross loans and advances remained stable at 1.5% (2016: 1.5%). Loan impairment charges decreased £19m to £2,333m. Overall, this resulted in an increase of 4bps in the loan loss rate to 57bps.

Barclays PLC and Barclays Bank PLC 2017 105

Risk review

Risk performance

Credit risk

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses in the retail segments. In particular, home loans, credit cards, overdrafts and unsecured loans.

Secured home loans

The UK home loans portfolio comprises first lien home loans and accounts for 90% (2016: 89%) of the Group’s total home loan balances.

Home loans principal portfolios[a]
	Barclays UK
As at 31 December	2017	2016
Gross loans and advances (£m)	132,132	129,136
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Non-performing proportion of outstanding balances (%)	0.4	0.6
Annualised gross charge-off rates (%)	0.2	0.3
Recovery book proportion of outstanding balances (%)	0.3	0.4
Recovery book impairment coverage ratio (%)	11.2	9.1

Note

a	Gross loans and advances include loans and advances to customers and banks. Risk metrics based on exposures to customers only.

Portfolio performance remained steady reflecting the continuing low base rate environment and stable economic conditions. The non-performing proportion of outstanding balances decreased due to an improved performance and a reduction in repossession stock. The recovery book impairment coverage ratio increased driven by a reduction in the number of customers entering recoveries, reflecting lower entries into collections and better customer payments rates from those in collections.

Within the UK home loans portfolio:

◾	owner-occupied interest-only home loans comprised 28% (2016: 31%) of total balances. The decrease was driven by a greater attrition rate compared to new business flow. The average balance weighted LTV on these loans reduced to 39.7% (2016: 41.7%) primarily driven by increases in the House Price Index (HPI) across core regions and the 90 day arrears rate excluding recovery book remained steady at 0.3% (2016: 0.2%)

◾	buy-to-let home loans comprised 11% (2016: 9%) of total balances. The average balance weighted LTV increased to 53.7% (2016: 52.6%), and the 90 day arrears rate excluding recovery book remained steady at 0.1% (2016: 0.1%).

Home loans principal portfolios – distribution of balances by LTV[a]
	Distribution of balances		Impairment coverage ratio		Non-performing proportion of outstanding balances		Non-performing balances impairment coverage ratio		Recovery book proportion of outstanding balances		Recovery book impairment coverage ratio
As at 31 December	2017%	2016%	2017%	2016%	2017%	2016%	2017%	2016%	2017%	2016%	2017%	2016%
Barclays UK
<=75%	91.1	91.8	0.1	0.1	0.5	0.6	4.3	4.2	0.2	0.4	7.5	5.9
>75% and <=80%	4.1	3.5	0.1	0.2	0.5	0.6	18.6	17.1	0.3	0.4	28.0	22.1
>80% and <=85%	2.6	2.1	0.1	0.2	0.4	0.8	16.4	20.4	0.2	0.6	27.8	25.0
>85% and <=90%	1.2	1.3	0.2	0.3	0.5	0.7	23.8	23.0	0.3	0.6	30.7	25.4
>90% and <=95%	0.6	0.8	0.4	0.4	0.9	1.1	28.7	28.3	0.6	0.8	38.9	33.7
>95% and <=100%	0.2	0.3	0.6	0.7	1.2	1.9	25.6	23.4	0.9	1.5	27.7	27.0
>100%	0.2	0.2	4.2	3.1	6.7	5.7	42.0	38.6	5.9	5.0	47.2	40.9

Note

a	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2017.

Home loans principal portfolios - Average LTV
	Barclays UK
As at 31 December	2017	2016
Portfolio marked to market LTV (%):
Balance weighted	47.6	47.7
Valuation weighted	35.2	35.6
Performing balances (%):
Balance weighted	47.6	47.3
Valuation weighted	35.6	35.5
Non-performing balances (%):
Balance weighted	49.8	52.5
Valuation weighted	39.1	41.7
For >100% LTVs:
Balances (£m)	215	239
Marked to market collateral (£m)	188	210
Average LTV: balance weighted (%)	127.7	118.4
Average LTV: valuation weighted (%)	118.6	113.1
% of balances in recovery book	5.9	5.0

106 Barclays PLC and Barclays Bank PLC 2017

Balance pay down coupled with benefits from the HPI increase resulted in a 10% reduction in home loans that have LTV >100% to £215m (2016: £239m).

Home loans principal portfolios – new lending
	Barclays UK
As at 31 December	2017	2016
New bookings (£m)	22,665	19,885
New mortgages proportion above 85% LTV (%)	6.0	8.6
Average LTV on new mortgages: balance weighted (%)	63.8	63.4
Average LTV on new mortgages: valuation weighted (%)	56.0	54.4

Barclays UK: New lending during 2017 increased by 14%, reflecting heightened market activity while maintaining a steady risk profile. Average balance weighted LTV on new lending remained broadly stable at 63.8% (2016: 63.4%).

Head Office: Italian home loans of £9.2bn (2016: £10.0bn) are secured on residential property with an average balance weighted marked to market LTV of 61.0% (2016: 61.8%) and CRL coverage of 41% (2016: 36%). 90 day arrears and gross charge-off rates remained stable at 1.4% (2016: 1.2%) and 0.8% (2016: 0.8%) respectively while the CRL book coverage ratio increased, as a result of an update in the collateral valuation for accounts in the recovery book.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 87% (2016: 88%) of the Group’s total credit cards, unsecured loans and other retail lending.

Credit cards, unsecured loans and other retail lending principal portfolios
	Gross loans and advances £m	[a]	30 day arrears, excluding recovery book %	90 day arrears, excluding recovery book %	Annualised gross charge-off rate %	Recovery book proportion of outstanding balances %	Recovery book impairment coverage ratio %
As at 31 December 2017
Barclays UK
UK cards[b]	17,686		1.8	0.8	5.0	3.4	80.5
UK personal loans	6,255		2.5	1.2	3.3	4.7	77.2
Barclays International
US cards[b]	21,350		2.6	1.3	5.0	2.8	82.9
Barclays Partner Finance	3,814		1.3	0.5	2.6	2.4	78.1
Germany cards	1,976		2.5	1.0	3.8	2.7	78.0

As at 31 December 2016
Barclays UK
UK cards[b]	17,833		1.9	0.9	5.5	3.0	83.8
UK personal loans	6,076		2.1	0.9	3.1	4.7	77.2
Barclays International
US cards[b]	23,915		2.6	1.3	4.5	2.4	83.6
Barclays Partner Finance	4,041		1.5	0.6	2.5	2.6	81.5
Germany cards	1,812		2.6	1.0	3.7	2.7	79.0

Notes

a	Gross loans and advances includes loans and advances to customers and banks. Risk metrics based on exposures to customers.
b	For UK and US cards, outstanding recovery book balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recovery book impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.

UK cards: The annualised gross charge-off rate, which was higher in 2016 due to accelerated asset sales, normalised in 2017 to 5.0% (2016: 5.5%) in line with expectations. The recovery book proportion of outstanding balances increased, reflecting accelerated charge-off of non-compliant forbearance plans. However, the recovery book impairment coverage ratio decreased, reflecting the one time asset sale impact of accounts with lower recovery expectations.

UK personal loans: The 30 day arrears rate increased to 2.5% (2016: 2.1%) and the 90 day arrears rate increased to 1.2% (2016: 0.9%) reflecting increased flow into delinquency from some 2016 bookings due to higher incidences of fraud and poorer performance on customers with multiple loans, coupled with a weaker performance in collections operations. Both the recovery book proportion of outstanding balances of 4.7% (2016: 4.7%) and the recovery book impairment coverage ratio of 77.2% (2016: 77.2%) remained stable.

US cards: The annualised gross charge-off rate increased to 5.0% (2016: 4.5%) broadly in line with trends across the industry and also reflecting a one-off asset sale contributing to a drop in outstanding balances. As a result, recovery book proportion of outstanding balances increased to 2.8% (2016: 2.4%).

Barclays Partner Finance: Portfolio arrears and the annualised gross charge-off rate remained broadly stable during 2017.

Germany cards: 90 day arrears and the annualised gross charge-off rate remained stable, while the recovery book coverage ratio improved reflecting better recoveries. In addition, Germany consumer loans increased to £1.4bn (2016: £1.2bn).

Barclays PLC and Barclays Bank PLC 2017 107

Risk review

Risk performance

Credit risk

Wholesale loans and advances at amortised cost
Analysis of wholesale loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2017
Banks	27,520	–	27,520	–	–	–	–
Other financial institutions	73,849	20	73,829	108	0.1	2	–
Manufacturing	9,193	64	9,129	162	1.8	(46)	(50)
Construction	3,180	34	3,146	21	0.7	(6)	(19)
Property	20,353	61	20,292	256	1.3	(27)	(13)
Government and central bank	16,403	1	16,402	35	0.2	–	–
Energy and water	6,214	124	6,090	235	3.8	(21)	(34)
Wholesale and retail distribution and leisure	12,497	217	12,280	253	2.0	53	42
Business and other services	20,147	505	19,642	361	1.8	264	131
Home loans[a]	5,598	48	5,550	268	4.8	11	20
Cards, unsecured loans and other personal lending[a]	4,452	33	4,419	272	6.1	(4)	(9)
Other	6,956	58	6,898	88	1.3	12	17
Total wholesale loans and advances at amortised cost	206,362	1,165	205,197	2,059	1.0	238	12

As at 31 December 2016
Banks	35,979	–	35,979	–	–	–	–
Other financial institutions	91,673	14	91,659	89	0.1	6	1
Manufacturing	12,373	130	12,243	226	1.8	37	30
Construction	3,418	40	3,378	58	1.7	5	15
Property	20,541	137	20,404	464	2.3	27	13
Government and central bank	15,847	–	15,847	–	–	–	–
Energy and water	7,569	181	7,388	348	4.6	102	135
Wholesale and retail distribution and leisure	12,995	169	12,826	258	2.0	38	29
Business and other services	21,210	284	20,926	331	1.6	54	25
Home loans[a]	5,497	48	5,449	190	3.5	9	16
Cards, unsecured loans and other personal lending[a]	5,329	129	5,200	207	3.9	6	11
Other	8,691	92	8,599	189	2.2	15	17
Total wholesale loans and advances at amortised cost	241,122	1,224	239,898	2,360	1.0	299	12

Note

a	Included in the above analysis are Wealth and Private Banking exposures measured on an individual customer exposure basis.

Wholesale loans and advances decreased £34.8bn to £206.4bn (2016: £241.1bn), including a net £12.7bn decrease in settlement and cash collateral balances and a £22.1bn decrease in other lending, mainly in the Corporate and Investment Bank.

CRLs decreased £0.3bn to £2.1bn (2016: £2.4bn), primarily in the property and energy sectors, with fewer large name exposures arising this year compared to 2016.

Loan impairment charges decreased to £238m (2016: £299m), reflecting the trend in CRLs. The loan loss rate remained stable at 12bps (2016: 12bps).

108 Barclays PLC and Barclays Bank PLC 2017

Analysis of problem loans

Loans that are past due or assessed as impaired within this section are reflected in the balance sheet credit quality tables on page 101 as being Higher risk.

Age analysis of loans and advances that are past due but not impaired

The following table presents an age analysis of gross loans and advances that are past due but not impaired. Loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans although individually assessed as unimpaired may carry an unidentified impairment provision.

Loans and advances past due but not impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
As at 31 December 2017
Loans and advances designated at fair value	653	–	20	–	10	683
Home loans	3	1	–	–	22	26
Credit cards, unsecured and other retail lending	–	–	12	31	66	109
Corporate loans	6,272	277	129	85	98	6,861
Total	6,928	278	161	116	196	7,679

As at 31 December 2016
Loans and advances designated at fair value	29	8	18	–	16	71
Home loans	1	–	–	33	31	65
Credit cards, unsecured and other retail lending	2	–	2	11	77	92
Corporate loans	6,962	1,235	149	178	354	8,878
Total	6,994	1,243	169	222	478	9,106

Loans and advances past due but not impaired decreased by £1.4bn to £7.7bn, mainly due to fewer large corporate loans past due 1-2 months.

Analysis of loans and advances assessed as impaired

The following table presents an analysis of gross loans and advances into those collectively or individually assessed as impaired. The table includes an age analysis for loans and advances collectively assessed as impaired.

Loans that are collectively assessed as impaired consist predominantly of retail loans that are one day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment provision, are excluded from this category.

Loans that are individually assessed as impaired consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised.

Home loans, unsecured loans and credit card receivables that are subject to forbearance in the retail portfolios are included within the collectively assessed for impairment category. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

Loans and advances assessed as impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total collectively assessed £m	Individually assessed for impairment £m	Total £m
As at 31 December 2017
Home loans	2,622	465	200	304	477	4,068	922	4,990
Credit cards, unsecured and other retail lending	989	344	245	511	1,808	3,897	302	4,199
Corporate loans	546	34	20	28	85	713	1,384	2,097
Total	4,157	843	465	843	2,370	8,678	2,608	11,286

As at 31 December 2016
Home loans	2,866	795	201	298	452	4,612	820	5,432
Credit cards, unsecured and other retail lending	1,135	354	250	516	1,702	3,957	492	4,449
Corporate loans	288	53	35	72	131	579	1,580	2,159
Total	4,289	1,202	486	886	2,285	9,148	2,892	12,040

Loans and advances assessed as impaired decreased by £0.8bn to £11.3bn, reflecting a stable or generally improving trend in the ageing of impaired loans across the Group.

Barclays PLC and Barclays Bank PLC 2017 109

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Risk performance

Credit risk

Potential credit risk loans (PCRLs) and coverage ratios

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: credit risk loans (CRLs) and potential problem loans (PPLs).

CRLs comprise three classes of loans:

◾	Impaired Loans: comprises loans where an individually identified impairment allowance has been raised. This category also includes all Retail loans that have been transferred to a recovery book. See page 111 for further analysis of impaired loans.

◾	Accruing past due 90 days or more: comprises loans that are 90 days or more past due with respect to principal or interest.

◾	Restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. For information on restructured loans refer to disclosures on forbearance on pages 111 to 114.

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a wholesale loan on a watch list deteriorates to the highest category, or a Retail loan deteriorates to delinquency cycle 2 (typically when past due 60 to 90 days), consideration is given to including it within the PPL category.

Potential credit risk loans and coverage ratios by business
	CRLs		PPLs		PCRLs
As at 31 December	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Barclays UK	1,950	2,044	266	310	2,216	2,354
Barclays International	1,275	1,249	198	192	1,473	1,441
Head Office	710	–	9	–	719	–
Barclays Non-Core	–	838	–	11	–	849
Total retail	3,935	4,131	473	513	4,408	4,644

Barclays UK	432	591	168	94	600	685
Barclays International	1,421	1,470	763	1,530	2,184	3,000
Head Office	206	–	22	–	228	–
Barclays Non-Core	–	299	–	59	–	358
Total wholesale	2,059	2,360	953	1,683	3,012	4,043
Group total	5,994	6,491	1,426	2,196	7,420	8,687

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2017 £m	2016 £m	2017%	2016%	2017%	2016%
Barclays UK	1,649	1,519	84.6	74.3	74.4	64.5
Barclays International	1,542	1,492	120.9	119.5	104.7	103.5
Head Office	296	–	41.7	–	41.2	–
Barclays Non-Core	–	385	–	45.9	–	45.3
Total retail	3,487	3,396	88.6	82.2	79.1	73.1

Barclays UK	190	282	44.0	47.7	31.7	41.2
Barclays International	862	748	60.7	50.9	39.5	24.9
Head Office	113	–	54.9	–	49.6	–
Barclays Non-Core	–	194	–	64.9	–	54.2
Total wholesale	1,165	1,224	56.6	51.9	38.7	30.3
Group total	4,652	4,620	77.6	71.2	62.7	53.2

CRLs decreased to £6.0bn (2016: £6.5bn) with the Group’s CRL coverage ratio increasing to 77.6% (2016: 71.2%) mainly within retail portfolios. The CRL coverage ratio for retail portfolios increased to 88.6% (2016: 82.2%) primarily due to movements in Barclays UK.

PPLs decreased to £1.4bn (2016: £2.2bn) primarily within Barclays International. The decrease was driven by Corporate and Investment Bank where the volume of PPL cases has decreased significantly.

110 Barclays PLC and Barclays Bank PLC 2017

Impaired loans

The following table represents an analysis of impaired loans in line with the disclosure recommended by the Enhanced Disclosure Taskforce. Impaired loans are a subcomponent of CRLs and comprise loans where an individually identified impairment allowance has been raised. This category also includes all retail loans that have been transferred to a recovery book. For the majority of products, transfer to a recovery unit occurs for loans that are past due over 6 months unless a forbearance agreement is agreed. Earlier transfer points may occur depending on specific circumstances. Impaired loans may include loans that are still performing, fully collateralised loans or where indebtedness has already been written down to the expected realisable value.

Movement in impaired loans
	At beginning of year £m	Classified as impaired during the year £m	Transferred to not impaired during the year £m	Repayments £m	Amounts written off £m	Acquisitions and disposals £m	Exchange and other adjustments £m	Balance at 31 December £m
2017
Home loans	1,140	247	(203)	(149)	(26)	–	16	1,025
Credit cards, unsecured and other retail lending	1,704	1,878	(66)	(214)	(1,467)	–	27	1,862
Corporate loans	1,770	1,065	(271)	(664)	(202)	–	(181)	1,517
Total impaired loans	4,614	3,190	(540)	(1,027)	(1,695)	–	(138)	4,404

2016
Home loans	1,337	308	(150)	(171)	(19)	–	(165)	1,140
Credit cards, unsecured and other retail lending	2,200	1,761	(17)	(136)	(1,605)	(92)	(407)	1,704
Corporate loans	2,098	984	(427)	(220)	(331)	(15)	(319)	1,770
Total impaired loans	5,635	3,053	(594)	(527)	(1,955)	(107)	(891)	4,614

Forbearance

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting their financial commitments (“financial difficulties”).

Analysis of forbearance programmes
	Balances		Impairment allowance		Impairment coverage
As at 31 December	2017 £m	2016 £m	2017 £m	2016 £m	2017%	2016%
Barclays UK	847	926	226	237	26.7	25.6
Barclays International	210	243	86	57	41.0	23.5
Head Office	186	–	11	–	5.9	–
Barclays Non-Core	–	211	–	9	–	4.3
Total retail	1,243	1,380	323	303	26.0	22.0
Barclays UKa	606	589	31	62	5.1	10.5
Barclays International[a]	2,347	2,044	519	257	22.1	12.6
Barclays Non-Core	–	269	–	50	–	18.5
Total wholesale	2,953	2,902	550	369	18.6	12.7
Group total[b]	4,196	4,282	873	672	20.8	15.7

Notes

a In 2017, ESHLA balances were reclassified from Barclays International to Barclays UK reflecting the management of the portfolio.

b Barclays Non-Core retail balances of £186m were reclassified into Head Office and £158m wholesale balances were reclassified into Barclays International.

Balances on forbearance programmes decreased 2% driven by better portfolio performance.

Retail balances on forbearance reduced 10% to £1.2bn, reflecting an overall decrease in both Barclays UK and Barclays International portfolios.

◾	Barclays UK: Reduction was driven by UK cards portfolio, where balances on forbearance plans were lower due to an asset sale and application of tighter entry criteria. For the UK home loans portfolio the reduction was due to stable economic conditions and reduced forbearance entries.

◾	Barclays International: US cards forbearance balances decreased due to an asset sale of high risk accounts. The increase in impairment allowance was driven by updated modelling methodology.

Wholesale balances on forbearance remained broadly stable at £3.0bn (2016: £2.9bn). Across the principal portfolios, the flow of new cases into forbearance during 2017 was offset by a range of repayments and credit improvements where clients returned to the performing book and a modest level of write offs.

Barclays PLC and Barclays Bank PLC 2017 111

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Risk performance

Credit risk

Retail forbearance programmes

Forbearance on the Group’s principal retail portfolios in the US and UK is presented below. The principal portfolios account for 71% (2016: 73%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes
		Balances on forbearance programmes				Marked to market LTV of forbearance balances: balance weighted %	Marked to market LTV of forbearance balances: valuation weighted %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %
				Of which:
	Total £m	% of gross retail loans and advances %		Past due of which:
			Up-to-date £m	1-90 days past due £m	91 or more days past due £m

As at 31 December 2017
Barclays UK
UK home loans	355	0.3	237	79	39	43.2	31.0	4	1.1
UK cards	302	1.7	153	98	51	n/a	n/a	179	59.3
UK personal loans	77	1.2	48	21	8	n/a	n/a	30	39.0
Barclays International
US cards	148	0.7	107	30	11	n/a	n/a	58	39.2

As at 31 December 2016
Barclays UK
UK home loans	390	0.3	188	149	53	44.7	31.3	3	0.8
UK cards	337	1.9	255	59	23	n/a	n/a	185	54.9
UK personal loans	94	1.5	58	26	10	n/a	n/a	38	40.4
Barclays International
US cards	186	0.8	139	35	12	n/a	n/a	38	20.4

◾	UK home loans: Improvement driven by stable economic conditions and a reduction in forbearance entries.

◾	UK cards: Balances on forbearance plans reduced due to an asset sale and tighter entry criteria. The forbearance impairment coverage ratio increased due to the inclusion of additional forbearance populations in 2017 which carry higher impairment provision rates.

◾	UK personal loans: Impairment allowance held against forbearance stock decreased in line with the overall forbearance balance and the coverage ratio remained relatively stable.

◾	US cards: Balances were lower due to asset sale of high risk accounts while impairment allowance increased due to a change in methodology.

Forbearance by type
	Barclays UK						Barclays International
	UK home loans		UK cards		UK personal loans		US cards
As at 31 December	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Payment concession	94	96	84	45	–	–	–	–
Interest only conversion	75	84	–	–	–	–	–	–
Term extension	184	210	–	–	8	16	–	–
Fully amortising	–	–	–	–	54	65	135	97
Repayment plan[a]	–	–	96	218	15	13	13	89
Interest rate concession	2	–	122	74	–	–	–	–
Total	355	390	302	337	77	94	148	186

Note

a Repayment plan represents a reduction to the minimum payment due requirements and interest rate.

◾	UK cards: The reduction in the Repayment Plan book was driven by a one-time accelerated charge-off of legacy accounts in addition to reduced inflow as a result of tighter entry criteria. This reduction was partially offset by the inclusion of new segments following a review of the forbearance population to better align with policy.

112 Barclays PLC and Barclays Bank PLC 2017

Wholesale forbearance programmes

The tables below detail balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes[a]
		Balances on forbearance programmes					Impairment allowances marked against balances on forbearance programmes
			Of which:					Total balances on forbearance programmes coverage ratio
			Performing balances	Impaired up-to-date balances
		% of gross wholesale loans and advances			Balances between 1 and 90 days past due	Balances 91 days or more past due

	Total balances

	£m	%	£m	£m	£m	£m	£m	%
As at 31 December 2017
Barclays UK	606	2.1	378	8	89	131	31	5.1
Barclays International	2,347	1.4	1,587	300	57	403	519	22.1
Total	2,953	1.4	1,965	308	146	534	550	18.6

As at 31 December 2016
Barclays UK	589	3.9	187	93	78	231	62	10.5
Barclays International	2,044	1.1	1,285	567	33	159	257	12.6
Barclays Non-Core	269	0.6	57	44	25	143	50	18.6
Total	2,902	1.2	1,529	704	136	533	369	12.7

Note

a In 2017, certain ESHLA balances were reclassified from Barclays International to Barclays UK reflecting the management of the portfolio.

Wholesale forbearance reporting split by exposure class
		Personal and
	Corporate	trusts	Other	Total
	£m	£m	£m	£m
As at 31 December 2017
Restructure: reduced contractual cash flows	5	–	–	5
Restructure: maturity date extension	373	26	–	399
Restructure: changed cash flow profile (other than extension)	297	–	–	297
Restructure: payment other than cash	16	–	–	16
Change in security	9	–	–	9
Adjustments or non-enforcement of covenants	1,477	101	1	1,579
Other (e.g. capital repayment holiday; restructure pending)	474	174	–	648
Total	2,651	301	1	2,953

As at 31 December 2016
Restructure: reduced contractual cash flows	32	–	–	32
Restructure: maturity date extension	411	107	–	518
Restructure: changed cash flow profile (other than extension)	346	1	–	347
Restructure: payment other than cash	10	–	–	10
Change in security	7	–	–	7
Adjustments or non-enforcement of covenants	1,242	155	–	1,397
Other (e.g. capital repayment holiday; restructure pending)	438	153	–	591
Total	2,486	416	–	2,902

Wholesale forbearance reporting split by business unit
		Barclays	Barclays
	Barclays UK	International	Non-Core	Total
	£m	£m	£m	£m
As at 31 December 2017
Restructure: reduced contractual cash flows	3	2	–	5
Restructure: maturity date extension	90	309	–	399
Restructure: changed cash flow profile (other than extension)	199	98	–	297
Restructure: payment other than cash	–	16	–	16
Change in security	–	9	–	9
Adjustments or non-enforcements of covenants	223	1,356	–	1,579
Other (e.g. capital repayment holiday; restructure pending)	91	557	–	648
Total	606	2,347	–	2,953

As at 31 December 2016
Restructure: reduced contractual cash flows	3	29	–	32
Restructure: maturity date extension	114	316	88	518
Restructure: changed cash flow profile (other than extension)	180	164	3	347
Restructure: payment other than cash	–	10	–	10
Change in security	1	6	–	7
Adjustments or non-enforcements of covenants	132	1,212	53	1,397
Other (e.g. capital repayment holiday; restructure pending)	159	307	125	591
Total	589	2,044	269	2,902

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Risk performance

Credit risk

Wholesale forbearance flows in 2017
£m
As at 1 January 2017	2,902
Added to forbearance	2,157
Removed from forbearance (credit improvement)	(632)
Fully or partially repaid and other movements	(1,277)
Written off/moved to recovery book	(197)
As at 31 December 2017	2,953

Impairment

Impairment allowances

Impairment allowances remained stable at £4,652m (2016: £4,620m) during the year.

Movements in allowance for impairment by asset class (audited)
							Amounts
		Acquisitions		Exchange			charged to
	At beginning	and	Unwind of	and other	Amounts		income	Balance at
	of year	disposals	discount	adjustments	written off	Recoveries	statement	31 December
	£m	£m	£m	£m	£m	£m	£m	£m
2017
Home loans	467	–	(5)	(4)	(29)	–	29	458
Credit cards, unsecured and other retail lending	3,060	–	(43)	(223)	(2,042)	252	2,051	3,055
Corporate loans	1,093	(5)	–	(13)	(258)	82	240	1,139
Total impairment allowance	4,620	(5)	(48)	(240)	(2,329)	334	2,320	4,652

2016
Home loans	518	(3)	(5)	(108)	(23)	–	88	467
Credit cards, unsecured and other retail lending	3,394	(2)	(70)	(709)	(1,806)	296	1,957	3,060
Corporate loans	1,009	–	–	81	(364)	69	298	1,093
Total impairment allowance	4,921	(5)	(75)	(736)	(2,193)	365	2,343	4,620

Management adjustments to models for impairment

Management adjustments to models for impairment are applied in order to factor in certain conditions or changes in policy that are not incorporated into the relevant impairment models, or to reflect additionally known facts and circumstances at the period end. Adjustments typically increase the model derived impairment allowance. Where applicable, management adjustments are reviewed and incorporated into future model development.

Management adjustments to models of more than £10m with respect to impairment allowance in our principal portfolios are presented below.

Principal portfolios that have management adjustments greater than £10m
	2017		2016
	Total		Total
	management		management
	adjustments		adjustments
	to		to
	impairment	Proportion	impairment	Proportion
	allowances,	of total	allowances,	of total
	including	impairment	including	impairment
	forbearance	allowances	forbearance	allowances
As at 31 December	£m	%	£m	%
Barclays UK
UK cards	49	5	312	34
UK home loans	71	72	70	69
UK business lending	70	31	69	33
Barclays International
Corporate Banking	68	11	71	14
Barclays Partner Finance	37	24	59	37

UK cards: Adoption of new PD models resulted in a year-on-year release of PMAs.

UK home Loans: To capture the potential impact from an increase in the house price to earnings ratio, change in the impairment methodology and increased coverage on interest-only loans maturing in the next five years.

UK business lending: To align to impairment policy requirements, potential impact from commercial property price deterioration and the susceptibility of minimum debt service customers to interest rate rises.

Corporate banking: Most material adjustment related to the risk associated with the potential of rate rises impacting low interest cover clients.

Barclays Partner Finance: Adoption of new PD models resulted in a year-on-year release of PMAs.

114 Barclays PLC and Barclays Bank PLC 2017

Analysis of debt securities

Debt securities include government securities held as part of the Group’s treasury management portfolio for liquidity and regulatory purposes, and are for use on a continuing basis in the activities of the Group.

The following tables provide an analysis of debt securities held by the Group for trading and investment purposes by issuer type, and where the Group held government securities exceeding 10% of shareholders’ equity.

Further information on the credit quality of debt securities is presented on pages 100 to 101.

Debt securities
	2017		2016
As at 31 December	£m	%	£m	%
Of which issued by:
Governments and other public bodies	69,981	64.5	64,852	63.7
Corporate and other issuers	27,955	25.8	28,284	27.8
US agency	7,868	7.3	6,208	6.1
Mortgage and asset backed securities	2,520	2.3	2,372	2.3
Bank and building society certificates of deposit	21	0.1	23	0.1
Total	108,345	100.0	101,739	100.0

Government securities
As at 31 December			2017 Fair value £m	2016 Fair value £m
United States			21,570	16,284
United Kingdom			19,475	20,145

Analysis of derivatives

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets (audited)
	2017			2016
As at 31 December	Balance sheet assets £m	Counterparty netting £m	Net exposure £m	Balance sheet assets £m	Counterparty netting £m	Net exposure £m
Foreign exchange	54,943	42,117	12,826	79,744	59,040	20,704
Interest rate	153,043	117,559	35,484	228,652	185,723	42,929
Credit derivatives	12,549	9,952	2,597	16,273	12,891	3,382
Equity and stock index	14,698	12,702	1,996	17,089	12,603	4,486
Commodity derivatives	2,436	1,935	501	4,868	3,345	1,523
Total derivative assets	237,669	184,265	53,404	346,626	273,602	73,024
Cash collateral held			33,092			41,641
Net exposure less collateral			20,312			31,383

Derivative asset exposures would be £217bn (2016: £315bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £217bn (2016: £317bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £6bn (2016: £8bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

Barclays PLC and Barclays Bank PLC 2017 115

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Risk performance

Credit risk

The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement
		2017			2016
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Unilateral in favour of Barclays
Foreign exchange	18,280	484	(345)	17,713	607	(274)
Interest rate	5,495	868	(26)	6,666	1,017	(60)
Credit derivatives	–	–	–	174	3	(2)
Equity and stock index	6	3	–	390	3	(147)
Commodity derivatives	243	–	(9)	753	33	(26)
Total unilateral in favour of Barclays	24,024	1,355	(380)	25,696	1,663	(509)
Unilateral in favour of counterparty
Foreign exchange	21,052	720	(1,851)	20,837	786	(2,549)
Interest rate	74,412	8,458	(9,934)	108,915	3,795	(5,979)
Credit derivatives	283	6	(3)	152	3	(7)
Equity and stock index	1,030	432	(53)	1,121	312	(49)
Commodity derivatives	515	4	(6)	1,231	67	(66)
Total unilateral in favour of counterparty	97,292	9,620	(11,847)	132,256	4,963	(8,650)
Bilateral arrangement
Foreign exchange	4,318,754	48,660	(46,403)	3,772,477	70,464	(68,788)
Interest rate	8,060,574	135,465	(131,334)	7,335,641	187,155	(179,650)
Credit derivatives	404,069	7,337	(5,903)	608,859	11,422	(9,994)
Equity and stock index	144,255	6,178	(9,099)	192,448	6,146	(9,692)
Commodity derivatives	11,801	630	(575)	11,766	1,318	(1,442)
Total bilateral arrangement	12,939,453	198,270	(193,314)	11,921,191	276,505	(269,566)
Uncollateralised derivatives
Foreign exchange	380,823	4,442	(4,256)	363,921	7,490	(6,287)
Interest rate	202,053	4,215	(1,715)	184,362	5,723	(2,459)
Credit derivatives	6,808	252	(327)	5,872	383	(510)
Equity and stock index	16,448	884	(5,917)	13,706	2,558	(3,385)
Commodity derivatives	4,661	60	(266)	16,389	504	(748)
Total uncollateralised derivatives	610,793	9,853	(12,481)	584,250	16,658	(13,389)
Total OTC derivative assets/(liabilities)	13,671,562	219,098	(218,022)	12,663,393	299,789	(292,114)

116 Barclays PLC and Barclays Bank PLC 2017

Risk review

Risk performance

Market risk

Summary of Contents		Page
Outlines key measures used to summarise the market risk profile of the bank such as value at risk (VaR). A distinction is made between management and regulatory measures.	◾ Market risk overview and summary of performance	118

Provides a Group-wide overview of where assets and liabilities on the Group’s balance sheet are managed within regulatory traded and non-traded books.	◾ Balance sheet view of trading and banking books	119

The Group discloses details on management measures of market risk. Total management VaR includes all trading positions and is presented on a diversified basis by risk factor. This section also outlines the macroeconomic conditions modelled as part of the Group’s risk management framework.	◾ Traded market risk	120
	◾ Review of management measures	120
	– The daily average, maximum and minimum values of management VaR	120
	– Business scenario stresses	120
	◾ Review of regulatory measures	121
The Group’s regulatory measures of market risk under the approved internal models approach are also disclosed.	– Analysis of regulatory VaR, SVaR, IRC and Comprehensive Risk Measure	121
	– Breakdown of the major regulatory risk measures by portfolio	121

Barclays PLC and Barclays Bank PLC 2017 117

Risk review

Risk performance

Market risk

Market risk

The risk of loss arising from potential adverse changes in the value of the firm’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations

All disclosures in this section pages 118 to 121 are unaudited unless otherwise stated.

Key metrics

Average Management value at risk	-10%
in 2017 at £19m (2016: £21m) remained relatively stable.

This small reduction was driven by a 25% decrease in average credit risk
VaR, primarily due to tighter credit spreads.

Overview of market risk

This section contains key statistics describing the market risk profile of the bank. A distinction is made between regulatory and management measures within the section. The market risk management section on pages 108 to 115 provides descriptions of these metrics:

◾	page 119 provides a view of market risk in the context of the Group’s balance sheet

◾	page 129 covers the management of market risk. Management measures are shown from page 162 and regulatory equivalent measures are shown from page 163.

Measures of market risk in the

Group and accounting measures

Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:

◾	balance sheet measures show accruals-based balances or marked to market values as at the reporting date

◾	VaR measures also take account of current marked to market values, but in addition hedging effects between positions are considered

◾	market risk measures are expressed in terms of changes in value or volatilities as opposed to static values.

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures. The table ‘Balance sheet split by trading and banking books’, on page 119, helps the reader understand the main categories of assets and liabilities subject to regulatory market risk measures.

Summary of performance in the period

Overall, the Group has maintained a steady risk profile:

◾	measures of traded market risk have been relatively stable over 2017, characterised by a low volatility environment.

118 Barclays PLC and Barclays Bank PLC 2017

Balance sheet view of trading and banking books

As defined by regulatory rules, a trading book consists of positions held for trading intent or to hedge elements of the trading book. Trading intent must be evidenced in the basis of the strategies, policies and procedures set up by the firm to manage the position or portfolio. The table below provides a Group-wide overview of where assets and liabilities on the Group’s balance sheet are managed within regulatory traded and non-traded books.

The balance sheet split by trading book and banking books is shown on an IFRS accounting scope of consolidation. The reconciliation between the accounting and regulatory scope of consolidation is shown in the Barclays PLC Pillar 3 Report 2017.

Balance sheet split by trading and banking books
	Banking book[a]	Trading book	Total
As at 31 December 2017	£m	£m	£m
Cash and balances at central banks	171,082	–	171,082
Items in course of collection from other banks	2,153	–	2,153
Trading portfolio assets	1,555	112,205	113,760
Financial assets designated at fair value	7,874	108,407	116,281
Derivative financial instruments	924	236,745	237,669
Financial investments	58,916	–	58,916
Loans and advances to banks	32,464	3,199	35,663
Loans and advances to customers	343,771	21,781	365,552
Reverse repurchase agreements and other similar secured lending	12,546	–	12,546
Prepayments, accrued income and other assets	2,389	–	2,389
Investments in associates and joint ventures	718	–	718
Property, plant and equipment	2,572	–	2,572
Goodwill and intangible assets	7,849	–	7,849
Current tax assets	482	–	482
Deferred tax assets	3,457	–	3,457
Retirement benefit assets	966	–	966
Assets included in disposal groups classified as held for sale	1,193	–	1,193
Total assets	650,911	482,337	1,133,248

Deposits from banks	35,337	2,386	37,723
Items in course of collection due to other banks	446	–	446
Customer accounts	415,783	13,338	429,121
Repurchase agreements and other similar secured borrowing	40,338	–	40,338
Trading portfolio liabilities	–	37,351	37,351
Financial liabilities designated at fair value	4,368	169,350	173,718
Derivative financial instruments	389	237,956	238,345
Debt securities in issue	73,314	–	73,314
Subordinated liabilities	23,826	–	23,826
Accruals, deferred income and other liabilities	8,565	–	8,565
Provisions	3,543	–	3,543
Current tax liabilities	586	–	586
Deferred tax liabilities	44	–	44
Retirement benefit liabilities	312	–	312
Liabilities included in disposal groups classified as held for sale	–	–	–
Total liabilities	606,851	460,381	1,067,232

Note

a	The primary risk factors for banking book assets and liabilities are interest rates and to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be factors where the Group holds debt and equity securities respectively, either as financial assets designated at fair value (see Note 14) or as available for sale (see Note 16) of the financial statements.

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures. For more information on these measures (VaR, SVaR, IRC and CRM) see page 334.

Barclays PLC and Barclays Bank PLC 2017 119

Risk review

Risk performance

Market risk

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk. See the risk management section on pages 332 to 333 for more detail on management measures and the differences when compared to regulatory measures.

The table below shows the total Management VaR on a diversified basis by risk factor. Total Management VaR includes all trading positions in CIB and Head Office.

Limits are applied against each risk factor VaR as well as total Management VaR, which are then cascaded further by risk managers to each business.

The daily average, maximum and minimum values of management VaR

Management VaR (95%, one day) (audited)
		2017			2016
For the year ended 31 December[a]	Average £m	High[b] £m	Low[b] £m	Average £m	High[b] £m	Low[b] £m
Credit risk	12	18	8	16	24	9
Interest rate risk	8	15	4	7	13	4
Equity risk	8	14	4	7	11	4
Basis risk	5	6	3	5	9	3
Spread risk	5	8	3	3	5	2
Foreign exchange risk	3	7	2	3	5	2
Commodity risk	2	3	1	2	4	1
Inflation risk	2	4	1	2	3	2
Diversification effect[b]	(26)	n/a	n/a	(24)	n/a	n/a
Total management VaR	19	26	14	21	29	13

Notes

a	Includes BAGL.
b	Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historic correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Management VaR remained relatively stable year-on-year characterised by a low volatility environment. The year-on-year reduction in Credit VaR was driven primarily by tighter credit spreads.

Group Management VaRa (£m)

Business Scenario Stresses

As part of the Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to seven global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, global recession, and a sharp increase in economic growth.

In 2017, the scenario analyses showed that the largest market risk related impacts would be due to a severe deterioration in financial liquidity and global recession.

120 Barclays PLC and Barclays Bank PLC 2017

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk. See page 334 for more detail on regulatory measures and the differences when compared to management measures.

The Group’s market risk capital requirement comprises of two elements:

◾	the market risk of trading book positions booked to legal entities are measured under a PRA approved internal models approach, including Regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) as required

◾	the trading book positions that do not meet the conditions for inclusion within the approved internal models approach are calculated using standardised rules.

The table below summarises the regulatory market risk measures, under the internal models approach. See Table 76: MR1-A - Market Risk - own fund requirements on page 97 of the Barclays PLC Pillar 3 Report 2017 for a breakdown of capital requirements by approach.

Analysis of Regulatory VaR, SVaR, IRC and Comprehensive Risk Measure[a]
	Year-end £m	Avg. £m	Max £m	Min £m
As at 31 December 2017
Regulatory VaR (1-day)	28	27	39	19
Regulatory VaR (10-day)[b]	90	85	123	60
SVaR (1-day)	59	63	105	41
SVaR (10-day)[b]	186	200	331	130
IRC	188	202	326	142
CRM	–	1	2	–

As at 31 December 2016
Regulatory VaR (1-day)	33	26	34	18
Regulatory VaR (10-day)[b]	105	84	108	57
SVaR (1-day)	65	56	75	34
SVaR (10-day)[b]	205	178	236	109
IRC	154	155	238	112
CRM	2	5	12	2

Notes

a	Includes BAGL.
b	The 10 day VaR is based on scaling of 1 day VaR model output since VaR is currently not modelled for a 10 day holding period. More information about Regulatory and Stressed VaR methodology is available in Barclays Pillar 3 Report 2017.

Overall, there was an increase in IRC in 2017, with no significant movements in other internal model components:

◾	Regulatory VaR/SVaR: Average VaR/SVaR was broadly unchanged compared to the previous year.

◾	IRC: Increase was mainly driven by positional increases.

◾	CRM: Reduced to zero as the final positions matured in a specific legacy portfolio.

Breakdown of the major regulatory risk measures by portfolio[a]
As at 31 December 2017	Macro £m	Equities £m	Credit £m	Barclays International Treasury £m	Banking £m	Group Treasury £m	Barclays Non-Core £m	Financial Resource Management[b] £m
Regulatory VaR (1-day)	13	6	19	–	5	6	–	8
Regulatory VaR (10-day)	42	20	59	–	16	18	–	25
SVaR (1-day)	23	11	41	–	10	11	–	20
SVaR (10-day)	72	35	130	1	30	35	–	64
IRC	203	5	270	–	1	10	–	65
CRM	–	–	–	–	–	–	–	–

Breakdown of the major regulatory risk measures by portfolio[a]
As at 31 December 2016	Macro £m	Equities £m	Credit £m	Barclays International Treasury £m	Banking £m	Group Treasury £m	Barclays Non-Core £m	Financial Resource Management[b] £m
Regulatory VaR (1-day)	14	12	6	14	12	5	6	–
Regulatory VaR (10-day)	44	38	20	45	40	15	21	–
SVaR (1-day)	22	43	7	30	18	9	22	–
SVaR (10-day)	69	137	24	95	58	30	69	–
IRC	220	8	146	196	25	10	18	–
CRM	–	–	–	–	–	–	2	–

Note

a	Excludes BAGL.
b	The movement from Barclays International Treasury to Financial Resource Management was due to changes in the hierarchy.

The table above shows the primary portfolios which are driving the trading businesses’ modelled capital requirement as at 2017 year end. The standalone portfolio results diversify at the total level and are not additive. Regulatory VaR, SVaR, IRC and CRM in the prior table show the diversified results at a group level.

Barclays PLC and Barclays Bank PLC 2017 121

Risk review

Risk performance

Treasury and capital risk

Summary of Contents		Page
Liquidity risk performance
The risk that the firm, although solvent, either	◾ Liquidity overview and summary of performance	124
does not have sufficient financial resources	◾ Liquidity risk stress testing	124
available to enable it to meet its obligations	– Liquidity Risk Appetite	125
as they fall due, or can secure such resources	– Liquidity regulation	125
only at excessive cost.	– Internal and regulatory stress tests	125
This section provides an overview of the
Group’s liquidity risk.
The liquidity pool is held unencumbered and	◾ Liquidity pool	126
is not used to support payment or clearing	– Composition of the liquidity pool	126
requirements. The liquidity pool is intended	– Liquidity pool by currency	126
to offset stress outflows, and comprises the	– Management of the Group liquidity pool	126
following cash and unencumbered assets.	– Contingent liquidity	127
The basis for sound liquidity risk	◾ Funding structure and funding relationships	127
management is a solid funding structure that	– Deposit funding	127
reduces the probability of a liquidity stress	– Behavioural maturity profile	128
leading to an inability to meet funding	– Wholesale funding	128
obligations as they fall due.
Asset encumbrance arises from collateral	◾ Encumbrance	129
pledged against secured funding and other	– On-balance sheet	130
collateralised obligations. Barclays funds a	– Off-balance sheet	130
portion of trading portfolio assets and other	– Repurchase agreements and reverse repurchase agreements	131
securities via repurchase agreements and other similar borrowing, and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar secured structures.
In addition to monitoring and managing key	◾ Credit ratings	132
metrics related to the financial strength of the
Group, Barclays solicits independent credit ratings.

These ratings assess the creditworthiness of the Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, asset quality, liquidity, accounting and governance.

Provides details on the contractual maturity	◾ Contractual maturity of financial assets and liabilities	133
of all financial instruments and other assets and liabilities.

122 Barclays PLC and Barclays Bank PLC 2017

		Page
Capital risk performance
Capital risk is the risk that the firm has an	◾ Capital risk overview and summary of performance	137
insufficient level or composition of capital to	◾ Regulatory minimum capital and leverage requirements	138
support its normal business activities and to	– Capital	138
meet its regulatory capital requirements	– Leverage	138
under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This also includes the risk from the firm’s pension plans.

This section details Barclays’ capital position providing information on both capital resources and capital requirements. It also provides details of the leverage ratios and exposures.
This section outlines the Group’s capital	◾ Analysis of capital resources	139
ratios, capital composition, and provides	– Capital ratios	139
information on significant movements in	– Capital resources	139
CET1 capital during the year.	– Movement in CET1 capital	140
This section outlines risk weighted assets by	◾ Analysis of risk weighted assets	141
risk type, business and macro drivers.	– Risk weighted assets by risk type and business	141
	– Movement analysis of risk weighted assets	141
This section outlines the Group’s leverage	◾ Analysis of leverage ratios and exposures	142
ratios, leverage exposure composition, and	– Leverage ratios and exposures	142
provides information on significant movements in the IFRS and leverage balance sheet.
The Group discloses the two sources of foreign	◾ Foreign exchange risk	143
exchange risk that it is exposed to.	– Transactional foreign currency exposure	143
	– Translational foreign exchange exposure	143
	– Functional currency of operations	143
A review focusing on the UK retirement fund,	◾ Pension risk review	144
which represents the majority of the Group’s	– Assets and Liabilities	144
total retirement benefit obligation.	– IAS19 Position	144
	– Risk Measurement	145
This section outlines the Group’s Minimum	◾ Minimum requirement for own funds and eligible liabilities	145
requirement for own funds and eligible liabilities (MREL) position and ratios.
Interest rate risk in the banking book performance

A description of the non-traded market risk framework is provided.

The Group discloses a sensitivity analysis on pre-tax net interest income for non-trading financial assets and liabilities. The analysis is carried out by Business Unit and currency.

The Group measures some non-traded market risks, in particular prepayment, recruitment, and residual risk using an Economic Capital methodology

The Group discloses the overall impact of a parallel shift in interest rates on Available for Sale and cash flow hedges.

The Group measures the volatility of the value of the Available for Sale instruments in the liquidity pool through non-traded market risk VaR.

	◾ Interest rate risk in the banking book overview and summary of performance	146
	◾ Net interest income sensitivity	147
	– by business unit	147
	– by currency	147
	◾ Economic Capital by business unit	147
	◾ Analysis of equity sensitivity	148
	◾ Volatility of the available for sale portfolio in the liquidity pool	148

Barclays PLC and Barclays Bank PLC 2017 123

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Liquidity risk

The risk that the firm is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.

All disclosures in this section (pages 124 to 136) are unaudited and exclude BAGL unless otherwise stated.

Key metrics

LCR	154%
The Group strengthened its liquidity position during the year, increasing its surplus to internal and regulatory requirements.
Term Issuance	£12bn
The Group maintains access to stable and diverse sources of funding across customer deposits and wholesale debt.

Overview

The Group has a comprehensive Key Risk Control Framework for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to maintain that the Group’s liquidity resources are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

This section provides an analysis of the Group’s: i) summary of performance, ii) liquidity risk stress testing, iii) liquidity pool, iv) funding structure and funding relationships, v) encumbrance, vi) credit ratings, and vii) contractual maturity of financial assets and liabilities.

For further detail on liquidity risk governance and framework see pages 343 to 345.

Summary of performance in the period

The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £220bn (December 2016: £165bn) reflecting the approach of holding a conservative liquidity position and through net deposit growth, the unwind of legacy Non-Core portfolios, money market borrowing and drawdown from the Bank of England Term Funding Scheme. The Liquidity Coverage Ratio (LCR) increased to 154% (December 2016: 131%), equivalent to a surplus of £75bn (December 2016: £39bn) to 100%.

Wholesale funding outstanding excluding repurchase agreements was £157bn (December 2016: £158bn). The Group issued £11.5bn equivalent of capital and senior unsecured debt from Barclays PLC (the Parent company) of which £6.1bn was in public senior unsecured debt, and £5.4bn in capital instruments. In the same period £6.1bn of Barclays Bank PLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares.

Liquidity risk stress testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress tests. It is measured with reference to the liquidity pool compared to anticipated net stressed outflows for specific scenarios.

124 Barclays PLC and Barclays Bank PLC 2017

Liquidity Risk Appetite

As part of the LRA, the Group runs three short term liquidity stress scenarios, aligned to the PRA’s prescribed stresses:

◾	90-day market-wide stress event

◾	30-day Barclays-specific stress event

◾	combined 30-day market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at a target of at least 100% of anticipated outflows under each of these stress scenarios. The 30-day combined stress scenario, results in the greatest net outflows of each of the liquidity stress tests. The combined LRA scenario has been enhanced and improved to capture a Barclays specific stress coinciding with a market stress over the full stress horizon. As part of the LRA, Barclays also establishes the minimum LCR limit. Barclays also evaluates its long-term LRA, one year stress test based on prolonged closure of capital markets.

Key LRA assumptions include:

For the year ended 31 December 2017

Drivers of Liquidity Risk	LRA Combined stress - key assumptions
Wholesale Secured	◾ Zero rollover of maturing wholesale unsecured funding
and Unsecured	◾ Loss of repo capacity on non-extremely liquid repos at contractual maturity date
Funding Risk	◾ Roll of repo for extremely liquid repo at wider haircut at contractual maturity date
◾ Withdrawal of contractual buyback obligations, excess client futures margin, Prime Brokerage client cash and overlifts
◾ Haircuts applied to the market value of marketable assets held in the liquidity buffer
Retail and Corporate	◾ Retail and Corporate deposit outflows as counterparties seek to diversify their deposit balances
Funding Risk
Intra-day Liquidity Risk	◾ Liquidity held against intraday requirements for the settlement of cash and securities under a stress
Intra-Group Liquidity Risk	◾ Liquidity support for material subsidiaries. Surplus liquidity held within certain subsidiaries is not taken as a benefit to the wider Group
Cross-Currency Liquidity Risk	◾ Currency liquidity cash flows at contractual maturity for physically settled FX forwards and cross currency swaps
Off-balance Sheet	◾ Drawdown on committed facilities based on facility and counterparty type
Liquidity Risk	◾ Collateral outflows due to a 2 notch credit rating downgrade
◾ Increase in the Group’s initial margin requirement across all major exchanges
◾ Variation margin outflows from collateralised risk positions
◾ Outflow of collateral owing but not called
◾ Loss of internal sources of funding within the Prime Brokerage synthetics business
Franchise-Viability Risk	◾ Liquidity held in order to meet outflows that are non-contractual in nature, but are necessary in order to support the firm’s ongoing franchise (e.g. debt buybacks)
Funding Concentration Risk	◾ Liquidity held against largest wholesale funding counterparty refusing to roll

Liquidity regulation

The Group monitors its position against the CRD IV Delegated Act Liquidity Coverage Ratio (LCR) and the Basel III Net Stable Funding Ratio (NSFR).

The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient High Quality Liquid Assets to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of 12 months and has been developed to promote a sustainable maturity structure of assets and liabilities.

The CRD IV LCR became effective on 1 October 2015, with a minimum ratio requirement in the UK of 80% as at 31 December 2016; this increased to 90% on 1 January 2017 and then to 100% on 1 January 2018. As of 31 December 2017, the Group reported a CRD IV LCR of 154% (2016: 131%).

In October 2014, the BCBS published a standard for the NSFR with the minimum requirement. On 23 November 2016 the European Commission published draft amendments to the CRR including its proposed implementation of NSFR in the EU. This proposal made a number of changes from the Basel NSFR, particularly in the treatment of derivative and secured financing transactions. In October 2017, the BCBS agreed to allow national discretion for the NSFR’s treatment of derivative liabilities. Barclays continues to assess the impact of these changes on its NSFR ratio, and notes that NSFR is not proposed to be a binding regulation in the EU until two years after the European legislation is finalised. We remain above 100% well ahead of implementation timelines, based on a conservative interpretation of the Basel rules.

Internal and regulatory liquidity stress tests

The LRA short term stress scenarios and the CRD IV LCR are comparable, in the sense that adequacy of defined liquidity resources is assessed against net stressed outflows over a short term stress horizon. The CRD IV LCR stress tests provide an independent assessment of the Group’s liquidity risk profile.

Stress Test	Barclays short term LRA	CRD IV LCR
Time Horizon	30 - 90 days	30 days
Calculation	Liquid assets to net cash outflows	Liquid assets to net cash outflows

As at December 2017, the Group held eligible liquid assets well in excess of 100% of net stress outflows for both the 30 day combined market and Barclays specific LRA scenario and the LCR.

Barclays PLC and Barclays Bank PLC 2017 125

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Compliance with internal and regulatory stress tests
As at 31 December 2017	Barclays’ Short Term LRA (30 day combined requirement) £bn	[a,b]	CRD IV LCR £bn	[b]
Eligible liquidity buffer	220		215
Net stress outflows	(175)		(140)
Surplus	45		75
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2017	126%		154%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2016	120%		131%

Notes

a	Of the three stress scenarios monitored as part of the short term LRA, the 30 day combined stress scenario results in the lowest ratio at 126% (2016: 144%). This compares to 139% (2016: 134%) under the 90 day market-wide scenario and 131% (2016: 120%) under the 30 day Barclays specific scenario.
b	31 December 2016 reflects the Barclays specific scenario results of 120% being the lowest ratio of the three scenarios. LCR and LRA includes BAGL in 2016.

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Liquidity pool

The Group liquidity pool as at 31 December 2017 was £220bn (2016: £165bn). During 2017, the month-end liquidity pool ranged from £165bn to £232bn (2016: £132bn to £175bn), and the month-end average balance was £202bn (2016: £153bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2017
		Liquidity pool of which CRD IV LCR eligible			2016
	Liquidity pool £bn	Cash £bn	Level 1 £bn	Level 2A £bn	Liquidity pool £bn
Cash and deposits with central banks[a]	173	169	–	–	103

Government bonds[b]
AAA to AA-	31	–	29	–
BBB+ to BBB-	2	–	2	–
Other LCR Ineligible Government bonds	1	–	–	–
Total government bonds	34	–	31	–	39

Other
Government Guaranteed Issuers, PSEs and GSEs	6	–	5	2
International Organisations and MDBs	4	–	4	–
Covered bonds	2	–	2	–
Other	1	–	1	–
Total Other	13	–	12	2	23
Total as at 31 December 2017	220	169	43	2
Total as at 31 December 2016	165	101	55	3

Notes

a	Of which over 99% (2016: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
b	Of which over 84% (2016: over 90%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.

Liquidity pool by currency
	USD	EUR	GBP	Other	Total
	£bn	£bn	£bn	£bn	£bn
Liquidity pool as at 31 December 2017	70	55	71	24	220
Liquidity pool as at 31 December 2016	44	36	49	36	165

Management of the Group liquidity pool

The composition of the liquidity pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency and asset type. Given the incremental returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

As at 31 December 2017, 93% (2016: 91%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI), a subsidiary of Barclays Bank PLC. The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

126 Barclays PLC and Barclays Bank PLC 2017

Contingent liquidity

In addition to the Group liquidity pool, the Group has access to other unencumbered assets which provide a source of contingent liquidity. While these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

In a Barclays-specific, market-wide or combined liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at heavily discounted prices, the Group could generate liquidity via central bank facilities. The Group maintains a significant amount of collateral pre-positioned at central banks and available to raise funding.

For more detail on the Group’s other unencumbered assets see page 129.

Funding structure and funding relationships

The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by customer deposits, with the surplus primarily funding the liquidity pool. Other assets, together with other loans and advances to customers and unencumbered assets are funded by wholesale debt and equity. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

These funding relationships are summarised below:

Assets	2017 £bn	2016 £bn	Liabilities	2017 £bn	2016 £bn
Loans and advances to customers[a]	313	326	Customer accounts[a]	387	374
Group liquidity pool	220	165	< 1 Year wholesale funding	57	70
			> 1 Year wholesale funding	100	88
Other assets[b]	89	185	Equity and other liabilities	78	151
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances[c]	273	190	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	273	190
Derivative financial instruments	238	347	Derivative financial instruments	238	340
Total assets	1,133	1,213	Total liabilities	1,133	1,213

Deposit funding (audited)
		2017		2016
Funding of loans and advances to customers As at 31 December 2017	Loans and advances to customers £bn	Customer deposits £bn	Loan to deposit ratio %	Loan to deposit ratio %
Barclays UK	184	193
Barclays International	101	162
Total retail and corporate funding[d]	285	355	80%	89%

Barclays International and Head Office	81	74
Total Barclays Group	366	429	85%	93%

Notes

a	Excludes cash collateral and settlement balances.
b	Other assets include trading portfolio assets that are not part of repurchase agreements, loans and advances to banks and other asset categories.
c	Includes reverse repurchase agreements and other similar secured lending and trading portfolio assets that are part of repurchase agreements.
d	Excludes investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

As at 31 December 2017, £153bn (2016: £139bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits £4bn (2016: £4bn) of other liabilities are insured by governments.

Barclays PLC and Barclays Bank PLC 2017 127

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Although contractually current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers, numerically and by depositor type, helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group’s operations and liquidity needs. The Group assesses the behavioural maturity of both customer assets and liabilities to identify structural balance sheet funding gaps. Customer behaviour is determined by quantitative modelling combined with qualitative assessment taking into account historical experience, current customer composition, and macroeconomic projections. These behavioural profiles represent our forward looking expectation of the run-off profile.

Behavioural maturity profile
				Behavioural maturity profile cash outflow/(inflow)
	Loans and advances to customers £bn	Customer deposits £bn	Customer funding surplus/ (deficit) £bn	Not more than one year £bn	Over one year but not more than five years £bn	More than five years £bn
As at 31 December 2017
Barclays UK	184	193	9	1	(19)	27
Barclays International[a]	101	162	61	6	19	36
Total	285	355	70	7	-	63

As at 31 December 2016
Barclays UK	166	189	23	(2)	(19)	44
Barclays International[a]	118	152	34	(6)	7	33
Barclays Non-Core	19	–	(19)	(1)	(6)	(12)
Total	303	341	38	(9)	(18)	65

Note

a	Excludes investment banking balances other than interest earning lending. Comparatives have been restated to include interest earning lending balances within the investment banking business.

Wholesale fundinga

The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from term investors across a variety of distribution channels and geographies, money markets, and repo markets. The Group has direct access to US, European and Asian capital markets through its global investment banking operations and long-term investors through its clients worldwide, and is an active participant in money markets. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2017, the Group’s total wholesale funding outstanding (excluding repurchase agreements) was £157.4bn (2016: £157.8bn), of which £20.4bn (2016: £25.8bn) was secured funding and £137.0bn (2016: £132.0bn) unsecured funding. Unsecured funding includes £44.8bn (2016: £37.6bn) of privately placed senior unsecured notes issued through a variety of distribution channels including intermediaries and private banks.

During the year, the Group issued £11.5bn equivalent of capital and senior unsecured debt from Barclays PLC (the Parent company), of which £6.1bn was in public senior unsecured debt and £5.4bn in capital instruments. In the same period, £6.1bn of Barclays Bank PLC capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares.

As at 31 December 2017 wholesale funding of £57.2bn (2016: £70.3bn) matures in less than one year, of which £13.8bnb (2016: £21.5bn) relates to term funding. Although not a requirement, the liquidity pool exceeded the wholesale funding maturing in less than one year by £163bn (2016: £95bn).

The Group expects to continue issuing public wholesale debt in 2018 from Barclays PLC (the Parent company), in order to maintain compliance with indicative MREL requirements and maintain a stable and diverse funding base by type, currency and market.

128 Barclays PLC and Barclays Bank PLC 2017

Maturity profile of wholesale funding[b]
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC
Senior unsecured (Public benchmark)	–	0.7	–	0.1	0.8	1.5	1.0	4.2	4.0	9.6	21.1
Senior unsecured (Privately placed)	–	–	–	0.1	0.1	–	–	0.2	–	0.5	0.8
Subordinated liabilities	–	–	–	–	–	–	1.1	–	–	5.4	6.5
Barclays Bank PLC (including subsidiaries)
Deposits from banks	5.4	4.7	0.7	0.6	11.4	0.1	0.1	0.3	–	–	11.9
Certificates of deposit and commercial paper	2.4	8.1	7.1	7.0	24.6	1.2	0.8	0.6	0.4	0.1	27.7
Asset backed commercial paper	1.9	4.1	0.4	–	6.4	–	–	–	–	–	6.4
Senior unsecured (Public benchmark)	–	–	–	–	–	2.5	0.6	0.6	–	1.1	4.8
Senior unsecured (Privately placed)[c]	0.5	0.9	3.6	2.9	7.9	9.9	6.7	1.8	3.1	14.6	44.0
Covered bonds	–	1.0	–	–	1.0	1.8	1.0	1.0	2.4	1.3	8.5
Asset backed securities	–	–	0.6	0.2	0.8	1.7	1.0	–	0.1	1.8	5.4
Subordinated liabilities	2.3	0.1	0.8	–	3.2	0.1	0.8	5.2	3.5	4.5	17.3
Other[d]	0.5	–	0.1	0.4	1.0	0.2	0.2	0.3	–	1.3	3.0
Total as at 31 December 2017	13.0	19.6	13.3	11.3	57.2	19.0	13.3	14.2	13.5	40.2	157.4
Of which secured	1.9	5.1	1.1	0.2	8.3	3.5	2.0	1.0	2.5	3.1	20.4
Of which unsecured	11.1	14.5	12.2	11.1	48.9	15.5	11.3	13.2	11.0	37.1	137.0
Total as at 31 December 2016	16.6	17.3	16.4	20.0	70.3	14.3	14.4	8.6	14.1	36.1	157.8
Of which secured	3.7	5.6	3.4	2.3	15.0	1.8	3.2	0.4	1.0	4.4	25.8
Of which unsecured	12.9	11.7	13.0	17.7	55.3	12.5	11.2	8.2	13.1	31.7	132.0

Notes

a	The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances and collateral swaps. It does not include participation in central bank facilities reported within repurchase agreements and other similar secured borrowing.
b	Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.
c	Includes structured notes of £33.4bn, £7.2bn of which matures within 1 year.
d	Primarily comprised of fair value deposits of £1.7bn.

Currency composition of wholesale debt

As at 31 December 2017, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD %	EUR %	GBP %	Other %
Deposits from banks	48	21	27	4
Certificates of deposits and commercial paper	50	40	9	1
Asset backed commercial paper	85	10	5	–
Senior unsecured (public benchmark)	59	23	12	6
Senior unsecured (Privately placed)	46	28	10	16
Covered bonds/ABS	30	42	28	–
Subordinated liabilities	40	30	29	1
Total as at 31 December 2017	50	28	10	12
Total as at 31 December 2016	48	32	16	4

To manage cross-currency refinancing risk, the Group manages to foreign exchange cash flow limits, which limit risk at specific maturities.

Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar borrowing, and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar secured structures. Barclays monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateral requirements.

Encumbered assets have been defined consistently with the Group’s reporting requirements under Article 100 of the CRR. Securities and commodities assets are considered encumbered when they have been pledged or used to secure, collateralise or credit enhance a transaction which impacts their transferability and free use. This includes external repurchase or other similar agreements with market counterparts.

Excluding assets positioned at central banks, as at 31 December 2017, £193bn (2016: £168bn) of the Group’s assets were encumbered, primarily due to cash collateral posted, firm financing of trading portfolio assets and other securities and funding secured against loans and advances to customers.

Barclays PLC and Barclays Bank PLC 2017 129

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Assets may also be encumbered under secured funding arrangements with central banks. In advance of such encumbrance, assets are often positioned with central banks to facilitate efficient future draw down. £70bn (2016: £63bn) of on-balance sheet assets were positioned at the central banks, consisting of encumbered assets and collateral pre-positioned and available for use in secured financing transactions.

£342bn (2016: £277bn) of on and off balance sheet assets not positioned at the central bank were identified as readily available for use in secured financing transactions. Additionally, they include cash and securities held in the Group liquidity pool as well as unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied upon in the Group’s LRA, a portion of these assets may be monetised to generate liquidity through use as collateral for secured funding or through outright sale. Loans and advances to customers are only classified as readily available if they are already in a form, such that, they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles.

£198bn (2016: £231bn) of assets not positioned at the central bank were identified as available as collateral. These assets are not subject to any restrictions on their ability to secure funding, to be offered as collateral, or to be sold to reduce potential future funding requirements, but are not immediately available in the normal course of business in their current form. They primarily consist of loans and advances which would be suitable for use in secured funding structures but are conservatively classified as not readily available because they are not in transferable form.

Not available as collateral consists of assets that cannot be pledged or used as security for funding due to restrictions that prevent their pledge or use as security for funding in the normal course of business.

Derivatives and reverse repo assets relate specifically to derivatives, reverse repurchase agreements and other similar secured lending. These are shown separately as these on-balance sheet assets cannot be pledged. However, these assets can give rise to the receipt of non-cash assets which are held off balance sheet, and can be used to raise secured funding or meet additional funding requirements.

In addition, £548bn (2016: £406bn) of the total £608bn (2016: £466bn) securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which related to matched-book activity where reverse repurchase agreements are matched by repurchase agreements entered into to facilitate client activity. The remainder relates primarily to reverse repurchase agreements used to settle trading portfolio liabilities as well as collateral posted against derivatives margin requirements.

Asset encumbrance
		Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets		Assets not positioned at the central bank
On-balance sheet As at 31 December 2017	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn	positioned at the central banks £bn	[b]	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn
Cash and balances at central banks	171.1	–	–	–	–	–		171.1	–	–	–	171.1
Trading portfolio assets	113.8	–	–	73.9	73.9	–		39.9	–	–	–	39.9
Financial assets at fair value	116.3	–	–	4.8	4.8	–		1.5	10.0	–	100.0	111.5
Derivative financial instruments	237.7	–	–	–	–	–		–	–	–	237.7	237.7
Loans and advances – banks[a]	11.1	–	–	–	–	–		3.2	7.0	0.9	–	11.1
Loans and advances – customers[a]	312.9	11.2	18.4	13.0	42.6	70.0		20.9	179.4	–	–	270.3
Cash collateral	58.6	–	–	56.4	56.4	–		2.2	–	–	–	2.2
Settlement balances	18.6	–	–	–	–	–		–	–	18.6	–	18.6
Financial investments	58.9	–	–	15.5	15.5	–		43.0	0.4	–	–	43.4
Reverse repurchase agreements	12.5	–	–	–	–	–		–	–	–	12.5	12.5
Non current assets held for sale	1.2	–	–	–	–	–		–	1.2	–	–	1.2
Other financial assets	20.5	–	–	–	–	–		–	–	20.5	–	20.5
Total on-balance sheet	1,133.2	11.2	18.4	163.6	193.2	70.0		281.8	198.0	40.0	350.2	940.0

Off-balance sheet
	Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	608.4	547.6	60.1	–	0.7
Total unencumbered collateral	–	–	341.9	198.0	40.7

Notes

a Excluding cash collateral and settlement balances.

b Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 40 to the financial statements page 266.

130 Barclays PLC and Barclays Bank PLC 2017

Asset encumbrance
		Assets encumbered as a result of transactions with counterparties other than central banks				Other assets (comprising assets encumbered at the central bank and unencumbered assets)
						Assets		Assets not positioned at the central bank
On-balance sheet As at 31 December 2016	Assets £bn	As a result of covered bonds £bn	As a result of securitis- ations £bn	Other £bn	Total £bn	positioned at the central banks £bn	[b]	Readily available assets £bn	Available as collateral £bn	Not Available as collateral £bn	Derivatives and Reverse repos £bn	Total £bn
Cash and balances at central banks	102.4	–	–	–	–	–		102.4	–	–	–	102.4
Trading portfolio assets	80.2	–	–	51.2	51.2	–		29.0	–	–	–	29.0
Financial assets at fair value	78.6	–	–	3.2	3.2	–		1.5	10.7	–	63.2	75.4
Derivative financial instruments	346.6	–	–	–	–	–		–	–	–	346.6	346.6
Loans and advances – banks[a]	20.2	–	–	–	–	–		10.1	9.0	1.1	–	20.2
Loans and advances – customers[a]	325.7	16.5	6.2	8.0	30.7	63.0		23.8	208.2	–	–	295.0
Cash collateral	68.8	–	–	68.8	68.8	–		–	–	–	–	–
Settlement balances	21.3	–	–	–	–	–		–	–	21.3	–	21.3
Financial investments	63.3	–	–	13.6	13.6	–		49.3	0.4	–	–	49.7
Reverse repurchase agreements	13.5	–	–	–	–	–		–	–	–	13.5	13.5
Non current assets held for sale	6.4	–	–	–	–	–		1.2	3.1	2.1	–	6.4
Other financial assets	21.0	–	–	–	–	–		–	–	21.0	–	21.0
Total on-balance sheet	1,148.0	16.5	6.2	144.8	167.5	63.0		217.3	231.4	45.5	423.3	980.5

Off-balance sheet
	Collateral received £bn	Collateral received of which on- pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	466.2	405.5	59.7	–	1.0
Total unencumbered collateral	–	–	277.0	231.4	46.5

Notes

a Excluding cash collateral and settlement balances.

b Includes both encumbered and unencumbered assets. Assets within this category that have been encumbered are disclosed as assets pledged in Note 40 to the financial statements page 266.

Repurchase agreements and reverse repurchase agreements

Barclays enters into repurchase and other similar secured borrowing agreements to finance its trading portfolio assets. The majority of reverse repurchase agreements are matched by offsetting repurchase agreements entered into to facilitate client activity. The remainder are used to settle trading portfolio liabilities.

Due to the high quality of collateral provided against secured financing transactions, the liquidity risk associated with this activity is significantly lower than unsecured financing transactions. Nonetheless, Barclays manages to gross and net secured mismatch limits to limit refinancing risk under a severe stress scenario and a portion of the Group’s liquidity pool is held against stress outflows on these positions. The Group secured mismatch limits are calibrated based on market capacity, liquidity characteristics of the collateral and risk appetite of the Group.

The cash value of repurchase and reverse repurchase transactions will typically differ from the market value of the collateral against which these transactions are secured by an amount referred to as a haircut (or overcollateralisation). Typical haircut levels vary depending on the quality of the collateral that underlies these transactions. For transactions secured against extremely liquid fixed income collateral, lenders demand relatively small haircuts (typically ranging from 0-2%). For transactions secured against less liquid collateral, haircuts vary by asset class (typically ranging from 5-10% for corporate bonds and other less liquid collateral).

As at 31 December 2017, the significant majority of repurchase activity related to matched-book activity. The Group may face refinancing risk on the net maturity mismatch for matched-book activity.

Net matched-book activity[a,b,c]
Negative number represents net repurchase agreement (net liability)	Less than one month £bn	One month to three months £bn	Over three months £bn
As at 31 December 2017
Extremely liquid Fixed Income[d]	(36.4)	18.1	16.1
Liquid Fixed Income	(0.9)	1.5	(1.4)
Equities	9.7	(5.6)	(8.8)
Less liquid Fixed Income	1.7	(0.7)	(2.2)
Total	(25.9)	13.3	3.7
As at 31 December 2016
Extremely liquid Fixed Income	(21.8)	11.6	10.7
Liquid Fixed Income	(0.4)	0.8	(0.7)
Equities	6.1	(0.5)	(9.6)
Less liquid Fixed Income	0.6	(0.2)	(1.3)
Total	(15.5)	11.7	(0.9)

Notes

a Includes collateral swaps.

b Includes financing positions for prime brokerage clients which are reported as customer payables or receivables on balance sheet.

c Values are reported on a cash value basis.

d Extremely liquid fixed income is defined as very highly rated sovereigns and agencies, typically rated AA+ or better. It excludes liquid fixed income, equities and other less liquid collateral.

Barclays PLC and Barclays Bank PLC 2017 131

Risk review

Risk performance

Treasury and Capital risk – Liquidity

The residual repurchase agreement activity is the firm-financing component and reflects Barclays funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature.

Firm financing repurchase agreements[a,b],c
	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn
As at 31 December 2017
Extremely liquid Fixed Income[d]	37.2	10.3	1.4	48.9
Liquid Fixed Income	4.1	1.5	2.5	8.1
Highly liquid	17.4	21.4	15.7	54.5
Less liquid	2.1	1.9	12.6	16.6
Total	60.8	35.1	32.2	128.1
As at 31 December 2016
Extremely liquid Fixed Income	28.3	7.1	1.1	36.5
Liquid Fixed Income	2.8	0.8	1.2	4.8
Highly liquid	13.2	8.9	14.0	36.1
Less liquid	1.9	0.8	2.6	5.3
Total	46.2	17.6	18.9	82.7

Notes

a Includes collateral swaps.

b Includes financing positions for prime brokerage clients which are reported as customer payables or receivables on balance sheet.

c Values are reported on a cash value basis.

d Extremely liquid fixed income is defined as very highly rated sovereigns and agencies, typically rated AA+ or better. It excludes liquid fixed income, equities and other less liquid collateral.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Credit ratings
As at 31 December 2017	Standard & Poor’s	Moody’s	Fitch
Barclays Bank PLC
Long-term	A	A1	A
Short-term	A-1	P-1	F1
Outlook	Stable	Negative	Rating Watch Positive
Barclays Bank UK PLC
Long-term	A (prelim)	(P) A1	A+ (EXP)
Short-term	A-1 (prelim)	(P) P-1	F1 (EXP)
Outlook	Stable	Unassigned	Stable
Barclays PLC
Long-term	BBB	Baa2	A
Short-term	A-2	P-3	F1
Outlook	Stable	Negative	Stable

All credit rating agencies took rating actions this year to assign initial ratings to Barclays Bank UK PLC in anticipation of the establishment of this entity as the UK ring-fenced bank in April 2018. There were also rating actions on the existing entities of Barclays Bank PLC and Barclays PLC by some of the credit rating agencies as detailed below.

In September 2017, Fitch assigned an expected rating to Barclays Bank UK PLC of A+, reflecting a one notch uplift from the expected standalone rating of A. This is due to the sufficient amount of junior debt they expect to be outstanding in Barclays Bank UK PLC, referred to as qualifying junior debt (QJD). In the same rating action, Fitch revised the outlook of Barclays Bank PLC from stable to rating watch positive in anticipation of assigning QJD uplift of one notch during 2018.

In October 2017, S&P upgraded long and short-term ratings of Barclays Bank PLC by one notch to A/A-1 from A-/A-2 as S&P finalised their view of the status of Barclays Bank PLC. They determined that Barclays Bank PLC would remain core to the Group revising their previous expectation of a highly strategic status.

Simultaneously, Barclays Bank PLC was assigned a preliminary rating of A with a stable outlook in anticipation that it too would be core to the Group. In November 2017, S&P also revised their view of UK economic risk for the UK banking sector, which led to outlooks for Barclays PLC, Barclays Bank PLC and Barclays UK PLC being revised from negative to stable.

Moody’s assigned a provisional rating to Barclays Bank UK PLC in October 2017 of (P)A1. The negative outlooks for Barclays PLC and Barclays Bank PLC have remained in place since the outcome of the EU referendum in June 2016. Since October 2017, the implementation of ring-fencing has been included in the rationale for the maintenance Barclays Bank PLC’s negative outlook.

Barclays also solicits issuer ratings from R&I and the ratings of A- for B PLC and A for BB PLC were affirmed in July 2017 with stable outlooks.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

132 Barclays PLC and Barclays Bank PLC 2017

The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £4bn and £6bn respectively, and are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Contractual maturity of financial assets and liabilities

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the ‘on demand’ column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in other assets and other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2017	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	170,236	846	–	–	–	–	–	–	–	–	171,082
Items in the course of collection from other banks	2,153	–	–	–	–	–	–	–	–	–	2,153
Trading portfolio assets	113,760	–	–	–	–	–	–	–	–	–	113,760
Financial assets designated at fair value	14,800	77,288	8,828	4,570	1,252	2,095	160	196	557	6,535	116,281
Derivative financial instruments	237,504	41	–	–	–	71	22	15	1	15	237,669
Financial investments	30	2,378	2,717	97	504	5,675	3,928	16,162	17,059	10,366	58,916
Loans and advances to banks	3,439	30,227	1,256	77	125	247	93	11	–	188	35,663
Loans and advances to customers	12,022	70,816	8,511	5,519	7,622	35,969	26,151	39,435	48,382	111,125	365,552
Reverse repurchase agreements and other similar secured lending	7,522	4,446	578	–	–	–	–	–	–	–	12,546
Other financial assets	–	759	–	–	–	110	–	–	–	–	869
Total financial assets	561,466	186,801	21,890	10,263	9,503	44,167	30,354	55,819	65,999	128,229	1,114,491
Other assets[a]											18,757
Total assets											1,133,248
Liabilities
Deposits from banks	4,967	30,826	718	438	214	74	135	316	35	–	37,723
Items in the course of collection due to other banks	446	–	–	–	–	–	–	–	–	–	446
Customer accounts	334,961	74,812	7,381	3,386	3,628	2,684	500	882	231	656	429,121
Repurchase agreements and other similar secured borrowing	3,550	17,841	4,516	2,136	1,396	310	93	10,006	490	–	40,338
Trading portfolio liabilities	37,351	–	–	–	–	–	–	–	–	–	37,351
Financial liabilities designated at fair value	13,298	102,860	10,570	5,918	3,139	10,515	7,281	5,879	4,923	9,335	173,718
Derivative financial instruments	237,235	10	3	–	–	10	5	4	41	1,037	238,345
Debt securities in issue	907	17,120	8,395	5,107	1,562	8,136	3,883	12,819	10,983	4,402	73,314
Subordinated liabilities	–	2,402	791	7	23	57	1,959	8,751	5,466	4,370	23,826
Other financial liabilities	–	3,793	–	–	–	781	–	–	–	–	4,574
Total financial liabilities	632,715	249,664	32,374	16,992	9,962	22,567	13,856	38,657	22,169	19,800	1,058,756
Other liabilities[a]											8,476
Total liabilities											1,067,232
Cumulative liquidity gap	(71,249)	(134,112)	(144,596)	(151,325)	(151,784)	(130,184)	(113,686)	(96,524)	(52,694)	55,735	66,016
Note

a As at 31 December 2017, other assets includes balances of £1,193m (2016: £71,454m) and other liabilities includes balances of £0m (2016: £65,292m) relating to amounts held for sale. Please refer to Note 43 for details.

Barclays PLC and Barclays Bank PLC 2017 133

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Contractual maturity of financial assets and liabilities (audited)
As at 31 December 2016	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	102,031	322	–	–	–	–	–	–	–	–	102,353
Items in the course of collection from other banks	1,467	–	–	–	–	–	–	–	–	–	1,467
Trading portfolio assets	80,240	–	–	–	–	–	–	–	–	–	80,240
Financial assets designated at fair value	15,558	43,270	5,518	2,376	2,081	686	90	129	771	8,129	78,608
Derivative financial instruments	345,625	5	400	5	2	14	168	175	123	109	346,626
Financial investments	40	1,015	3,064	741	2,666	10,127	9,031	15,148	12,768	8,717	63,317
Loans and advances to banks	4,858	34,346	2,753	480	133	412	236	20	13	–	43,251
Loans and advances to customers	26,929	85,993	7,522	6,310	8,245	29,326	25,602	44,776	48,233	109,848	392,784
Reverse repurchase agreements and other similar secured lending	7,043	3,678	892	144	905	792	–	–	–	–	13,454
Other financial assets	–	1,128	–	–	–	77	–	–	–	–	1,205
Total financial assets	583,791	169,757	20,149	10,056	14,032	41,434	35,127	60,248	61,908	126,803	1,123,305
Other assets[a]											89,821
Total assets											1,213,126
Liabilities
Deposits from banks	5,906	39,610	1,120	672	351	193	13	328	21	–	48,214
Items in the course of collection due to other banks	636	–	–	–	–	–	–	–	–	–	636
Customer accounts	317,963	86,081	5,305	3,023	4,528	2,836	1,262	1,043	441	696	423,178
Repurchase agreements and other similar secured borrowing	5,480	9,235	1,934	917	1,326	311	–	83	474	–	19,760
Trading portfolio liabilities	34,687	–	–	–	–	–	–	–	–	–	34,687
Financial liabilities designated at fair value	15,285	41,583	3,970	4,112	1,827	7,540	5,762	5,773	3,588	6,591	96,031
Derivative financial instruments	339,646	4	–	–	2	10	34	46	75	670	340,487
Debt securities in issue	27	16,731	11,713	5,902	6,867	3,166	8,069	9,186	10,152	4,119	75,932
Subordinated liabilities	–	8	–	–	1,317	3,230	56	7,487	6,575	4,710	23,383
Other financial liabilities	–	3,198	–	–	–	1,189	–	–	–	–	4,387
Total financial liabilities	719,630	196,450	24,042	14,626	16,218	18,475	15,196	23,946	21,326	16,786	1,066,695
Other liabilities[a]											75,066
Total liabilities											1,141,761
Cumulative liquidity gap	(135,839)	(162,532)	(166,425)	(170,995)	(173,181)	(150,222)	(130,291)	(93,989)	(53,407)	56,610	71,365

Note

a As at 31 December 2017, other assets includes balances of £1,193m (2016: £71,454m) and other liabilities includes balances of £0m (2016: £65,292m) relating to amounts held for sale. Please refer to Note 43 for details.

Expected maturity dates do not differ significantly from the contract dates, except for:

◾	trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies

◾	retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type (see Behavioural maturity profile on page 128); and

◾	financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

134 Barclays PLC and Barclays Bank PLC 2017

Contractual maturity of financial liabilities on an undiscounted basis

The table below presents the cash flows payable by the Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e. nominal values).

The balances in the below table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Financial liabilities designated at fair value in respect of linked liabilities under investment contracts have been excluded from this analysis as the Group is not exposed to liquidity risk arising from them.

Contractual maturity of financial liabilities - undiscounted (audited)
			Over three
			months	Over six	Over one	Over three	Over five
			but not	months	year	years but	years but
		Not more	more	but not	but not	not more	not more
	On	than three	than six	more than	more than	than five	than ten	Over ten
	demand	months	months	one year	three years	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2017
Deposits from banks	4,967	30,831	720	654	213	316	36	–	37,737
Items in the course of collection due to other banks	446	–	–	–	–	–	–	–	446
Customer accounts	334,961	74,830	7,383	7,020	3,197	884	231	725	429,231
Repurchase agreements and other similar secured lending	3,550	17,847	4,526	3,557	410	10,259	490	–	40,639
Trading portfolio liabilities	37,351	–	–	–	–	–	–	–	37,351
Financial liabilities designated at fair value	13,298	102,983	10,609	9,118	18,142	6,177	5,490	12,834	178,651
Derivative financial instruments	237,235	9	3	–	15	5	48	1,755	239,070
Debt securities in issue	907	17,614	8,565	7,025	13,786	13,928	12,687	6,734	81,246
Subordinated liabilities	–	2,822	1,816	685	5,501	10,232	6,243	6,231	33,530
Other financial liabilities	–	3,793	–	–	781	–	–	–	4,574
Total financial liabilities	632,715	250,729	33,622	28,059	42,045	41,801	25,225	28,279	1,082,475

As at 31 December 2016
Deposits from banks	5,906	39,617	1,122	1,025	207	328	21	–	48,226
Items in the course of collection due to other banks	636	–	–	–	–	–	–	–	636
Customer accounts	317,963	86,101	5,325	7,565	4,266	1,120	1,403	1,013	424,756
Repurchase agreements and other similar secured lending	5,480	9,249	1,939	2,253	312	83	474	–	19,790
Trading portfolio liabilities	34,687	–	–	–	–	–	–	–	34,687
Financial liabilities designated at fair value	15,285	41,599	3,986	5,979	13,445	5,899	3,900	8,443	98,536
Derivative financial instruments	339,646	4	–	2	44	48	84	1,086	340,914
Debt securities in issue	27	17,126	11,894	13,285	12,915	10,505	12,282	6,054	84,088
Subordinated liabilities	–	398	680	3,117	7,089	9,324	7,842	4,866	33,316
Other financial liabilities	–	3,198	–	–	1,189	–	–	–	4,387
Total financial liabilities	719,630	197,292	24,946	33,226	39,467	27,307	26,006	21,462	1,089,336

Barclays PLC and Barclays Bank PLC 2017 135

Risk review

Risk performance

Treasury and Capital risk – Liquidity

Maturity of off balance sheet commitments received and given

The table below presents the maturity split of the Group’s off balance sheet commitments received and given at the balance sheet date. The amounts disclosed in the table are the undiscounted cash flows (i.e. nominal values) on the basis of earliest opportunity at which they are available.

Maturity analysis of off-balance sheet commitments received (audited)
	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
As at 31 December 2017
Guarantees, letters of credit and credit insurance	6,373	5	2	3	1	8	7	5	3	4	6,411
Forward starting repurchase agreements	–	29	–	–	–	–	–	–	–	–	29
Total off balance sheet commitments received	6,373	34	2	3	1	8	7	5	3	4	6,440

As at 31 December 2016
Guarantees, letters of credit and credit insurance	6,044	18	1	410	2	23	1	3	–	–	6,502
Forward starting repurchase agreements	102	246	–	1	–	–	18	–	–	–	367
Total off balance sheet commitments received	6,146	264	1	411	2	23	19	3	–	–	6,869

Maturity analysis of off-balance sheet commitments given (audited)
			Over three	Over six
			months	months	Over nine	Over one	Over two	Over three	Over five
			but not	but not	months	year but	years but	years but	years but
		Not more	more	more	but not	not more	not more	not more	not more
	On	than three	than six	than nine	more than	than two	than three	than five	than ten	Over ten
	demand	months	months	months	one year	years	years	years	years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2017
Contingent liabilities	16,047	1,085	560	92	242	346	80	59	245	256	19,012
Documentary credits and other short-term trade related transactions	34	593	147	26	6	5	1	–	–	–	812
Standby facilities, credit lines and other commitments	311,481	1,144	883	77	778	44	47	259	2	46	314,761
Total off-balance sheet commitments given	327,562	2,822	1,590	195	1,026	395	128	318	247	302	334,585

As at 31 December 2016
Contingent liabilities	17,111	425	845	233	285	355	187	88	259	151	19,939
Documentary credits and other short-term trade related transactions	987	10	8	–	–	–	–	–	–	–	1,005
Standby facilities, credit lines and other commitments	300,043	479	415	604	818	55	47	150	–	70	302,681
Total off-balance sheet commitments given	318,141	914	1,268	837	1,103	410	234	238	259	221	323,625

136 Barclays PLC and Barclays Bank PLC 2017

Risk review

Risk performance

Treasury and capital risk – Capital

Capital risk

The risk that the firm has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the firm’s pension plans.

All disclosures in this section pages 137 to 145 are unaudited unless otherwise stated.

Key metrics

Fully loaded Common Equity Tier 1 ratio	13.3%

Average UK leverage ratio	4.9%

Overview

The fully loaded CRD IV CET1 ratio, among other metrics, is a measure of the capital strength and resilience of Barclays. Maintenance of our capital is vital in order to meet the minimum capital requirements, and to cover the Group’s current and forecast business needs, and associated risks in order to provide a viable and sustainable business offering.

This section provides an overview of the Group’s: (i) regulatory minimum capital and leverage requirements; (ii) capital resources; (iii) risk weighted assets (RWAs); and (iv) leverage ratios and exposures.

More details on monitoring and managing capital risk may be found in the Risk Management sections on pages 346 and 347.

Summary of performance in the period

Barclays continues to be in excess of minimum transitional and end point capital requirements, and regulatory minimum leverage requirements.

The fully loaded CET1 ratio increased to 13.3% (December 2016: 12.4%) principally due to a reduction in risk weighted assets (RWAs) of £52.6bn to £313.0bn. CET1 capital decreased £3.6bn to £41.6bn.

The sell down of Barclays’ holding in BAGL to 14.9%, resulting in regulatory proportional consolidation, increased the CET1 ratio by c.60bps with a £31.1bn reduction in RWAs offset by £1.8bn reduction due to BAGL minority interests no longer being included in CET1 capital.

Losses in respect of the discontinued operation due to the impairment of Barclays’ holding in BAGL allocated to goodwill, and the recycling of the BAGL currency translation reserve losses to the income statement, had no impact on CET1.

The CET1 ratio increased by a further c.50bps as a result of their RWA reductions, excluding the impact of foreign currency movements, including reductions on Non-Core.

Excluding the impacts of BAGL and foreign currency movements, CET1 capital decreased further as profits relating to continuing operations, after absorbing the impact of the US DTA re-measurement, were more than offset by the redemption of USD preference shares and the payment of pension deficit reduction contributions in the year.

The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of additional tier 1 capital (AT1) securities, the reduction in Non-Core related exposures and due to BAGL’s regulatory proportional consolidation.

Barclays PLC and Barclays Bank PLC 2017 137

Risk review

Risk performance

Treasury and Capital risk – Capital

Regulatory minimum capital and leverage requirements

Capital

Barclays’ end point CET1 regulatory requirement is expected to be 11.4% comprising of a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.4% Pillar 2A requirement, and an expected 0.5% Countercyclical Capital Buffer (CCyB).

The CCB and the G-SII buffer, determined by the PRA in line with guidance from the Financial Stability Board (FSB), are subject to phased implementation at 25% per annum from 2016 with full effect from 2019. The CCB has been set at 2.5% with 1.25% applicable for 2017. The G-SII buffer for 2017 was set at 2% with 1% applicable for 2017. On 21 November 2016, the FSB confirmed that the G-SII buffer for 2018 has been set at 1.5% with 1.1% applicable for 2018. On 21 November 2017, the FSB confirmed that the G-SII buffer will remain at 1.5% applicable for 2019.

On 25 September 2017, the Financial Policy Committee (FPC) reaffirmed that it expects to increase the UK CCyB rate from 0% to 0.5% applicable from 27 June 2018 and to 1% applicable from 28 November 2018. Based on current UK exposures, Barclays’ CCyB is expected to be approximately 0.5% from November 2018. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction however based on current exposures these are not material.

Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for Q417 and 2018 is 4.3% of which at least 56.25% needs to be met in CET1 form, equating to approximately 2.4% of RWAs. Certain elements of the Pillar 2A requirement are a fixed quantum while others are a proportion of RWAs and are based on a point in time assessment. The Pillar 2A requirement is subject to at least annual review.

For regulatory reporting purposes, BAGL is treated on a proportional consolidation basis based on Barclays’ holding in BAGL of 14.9%. The CRD IV CET1 transitional minimum capital requirement for 2017 is 9.2% which comprised of a 4.5% Pillar 1 minimum, a 2.4% Pillar 2A requirement, a 1.25% CCB, a 1% G-SII buffer and a 0% CCyB.

Leverage

In October 2017, following the FPC recommendation, the PRA increased the minimum requirement for the UK leverage ratio from 3% to 3.25%.

Barclays is subject to a leverage ratio requirement that is implemented on a phased basis, with a transitional requirement of 3.6% as at 31 December 2017; this comprises the 3.25% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) of 0.35% and a countercyclical leverage ratio buffer (CCLB) which is currently nil. Although the leverage ratio is expressed in terms of tier 1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB and CCLB must be covered solely with CET1 capital. The CET1 capital held against the 0.35% transitional G-SII ALRB was £3.4bn. The fully loaded expected end point UK leverage requirement is 4.0%.

138 Barclays PLC and Barclays Bank PLC 2017

Capital Resources

The CRR and Capital Requirements Directive (CRD) implemented Basel III within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA.

Capital ratios
As at 31 December	2017	2016
Fully loaded CET1[a,b]	13.3%	12.4%
PRA transitional tier 1[c,d]	17.2%	15.6%
PRA transitional total capital[c,d]	21.5%	19.6%

Capital resources (audited)
As at 31 December	2017 £m	2016 £m
Total equity (excluding non-controlling interests) per the balance sheet	63,905	64,873
Less: other equity instruments (recognised as AT1 capital)	(8,941)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(392)	(388)

Minority interests (amount allowed in consolidated CET1)	–	1,825

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,385)	(1,571)
Goodwill and intangible assets	(7,908)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(593)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,161)	(2,104)
Excess of expected losses over impairment	(1,239)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	83	86
Defined-benefit pension fund assets	(732)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	–	(183)
Other regulatory adjustments	(22)	45
Fully loaded CET1 capital	41,565	45,204

Additional tier 1 (AT1) capital
Capital instruments and the related share premium accounts	8,941	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	3,538	5,445
Other regulatory adjustments and deductions	(130)	(130)
Transitional AT1 capital[e]	12,349	11,764
PRA transitional tier 1 capital	53,914	56,968

Tier 2 (T2) capital
Capital instruments and the related share premium accounts	6,472	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	7,040	11,366
Other regulatory adjustments and deductions	(251)	(257)
PRA transitional total regulatory capital	67,175	71,846

Notes

[a]	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
[b]	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ tier 2 Contingent Capital Notes was 13.9% based on £43.5bn of transitional CRD IV CET1 capital and £313bn RWAs. The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 13.9%. This is calculated as CET1 capital as adjusted for the transitional relief (£43.5bn), divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£1.6bn), Deferred tax asset (£0.1bn) and Expected losses over impairment (£0.2bn).
[c]	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
[d]	As at 31 December 2017, Barclays’ fully loaded tier 1 capital was £50,376m, and the fully loaded tier 1 ratio was 16.1%. Fully loaded total regulatory capital was £64,646m and the fully loaded total capital ratio was 20.7%. The fully loaded tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.
[e]	Of the £12.3bn transitional AT1 capital, fully loaded AT1 capital comprises the £8.9bn of contingent convertible instruments issued by Barclays PLC (the holding company) and related share premium accounts, and £0.1bn capital deductions. It excludes £3.5bn legacy tier 1 capital instruments issued by subsidiaries that are subject to grandfathering. For the leverage ratio, only the AT1 capital on a fully loaded basis is applicable.

Barclays PLC and Barclays Bank PLC 2017 139

Risk review

Risk performance

Treasury and Capital risk – Capital

Movement in CET1 capital
2017 £m
Opening balance as at 1 January	45,204

Loss for the period attributable to equity holders	(1,283)
Own credit relating to derivative liabilities	78
Dividends paid and foreseen	(978)
Decrease in retained regulatory capital generated from earnings	(2,183)

Net impact of share schemes	86
Available for sale reserve	438
Currency translation reserve	3
Other reserves	(920)
Decrease in other qualifying reserves	(393)

Pensions re-measurements within reserves	53
Defined-benefit pension fund asset deduction	(694)
Net impact of pensions	(641)

Minority interests	(1,825)
Additional value adjustments (PVA)	186
Goodwill and intangible assets	1,146
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(99)
Excess of expected loss over impairment	55
Deferred tax assets arising from temporary differences (amount above 10% threshold)	183
Other regulatory adjustments	(68)
Decrease in regulatory capital due to adjustments and deductions	(422)
Closing balance as at 31 December	41,565

CET1 capital decreased to £41.6bn (December 2016: £45.2bn) due to the following:

◾	a £1.3bn loss for the period attributable to equity holders reflecting profit after tax of £1.1bn, including the net tax charge of £0.9bn due to the re-measurement of US DTAs in Q417 offset by £2.3bn of losses in respect of the discontinued operation. The discontinued operation losses, resulting from the impairment of Barclays’ holding in BAGL allocated to goodwill and the recycling of BAGL currency translation reserve losses to the income statement, had no impact on CET1 capital with offsetting movements in the goodwill and intangible assets deduction and other qualifying reserves

◾	a £1.0bn decrease for dividends paid and foreseen

◾	a £0.4bn increase in the available for sale reserve primarily due to gains from changes in fair value on BAGL’s remaining shares held as available for sale

◾	The currency translation reserve remained flat in the year largely due to the £1.4bn recycling of BAGL losses to the income statement which were offset by a £1.3bn decrease driven by the depreciation of period end USD against GBP

◾	a £0.9bn decrease in other reserves which included a £0.5bn decrease as a result of USD preference share redemptions and £0.4bn of separation payments in relation to the sale of Barclays’ holding in BAGL

◾	a £0.6bn decrease net of tax as a result of movements relating to pensions. The pension asset capital deduction increase relates to the UK Retirement Fund, which is the Group’s main pension scheme, moving from a small deficit in December 2016 to a £1.0bn surplus largely due to payment deficit contributions

◾	a £1.8bn decrease due to BAGL minority interests which are no longer eligible as a result of proportional consolidation of BAGL

◾	a £1.1bn increase due to a reduced goodwill and intangible assets deduction largely as a result of the impairment of Barclays’ holding in BAGL allocated to goodwill.

140 Barclays PLC and Barclays Bank PLC 2017

Risk weighted assets

Risk weighted assets (RWAs) by risk type and business
	Credit risk			Counterparty credit risk[a]			Market risk		Operational risk	Total RWAs
As at 31 December 2017	Std £m	IRB £m	Std £m	IRB £m	Settlement Risk £m	CVA £m	Std £m	IMA £m	£m	£m
Barclays UK	3,811	54,955	–	–	–	–	–	–	12,167	70,933
Barclays International	49,058	69,520	17,000	17,243	101	2,776	13,313	13,547	27,708	210,266
Head Office[b]	2,907	9,766	65	633	–	225	88	1,365	16,785	31,834
Barclays Group	55,776	134,241	17,065	17,876	101	3,001	13,401	14,912	56,660	313,033

As at 31 December 2016
Barclays UK	5,592	49,591	47	–	–	–	–	–	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office[b]	9,048	27,122	77	1,157	–	927	482	2,323	12,156	53,292
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

Movement analysis of risk weighted assets
Risk weighted assets						Credit risk £bn	Counterparty credit risk[a] £bn	Market risk £bn	Operational risk £bn	Total RWAs £bn
As at 31 December 2016						241.5	42.4	25.0	56.7	365.6
Book size						(11.0)	(1.2)	5.4	–	(6.8)
Acquisitions and disposals						(31.7)	(1.5)	(1.6)	–	(34.8)
Book quality						(3.5)	0.5	0.1	–	(2.9)
Model updates						(1.4)	–	–	–	(1.4)
Methodology and policy						0.6	(2.2)	(0.6)	–	(2.2)
Foreign exchange movement[c]						(4.5)	–	–	–	(4.5)
As at 31 December 2017						190.0	38.0	28.3	56.7	313.0

Notes

[a]	RWAs in relation to default fund contributions are included in counterparty credit risk.
[b]	Includes Africa Banking RWAs.
[c]	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs decreased £52.6bn to £313.0bn:

◾	book size decreased RWAs by £6.8bn primarily due to portfolio rundowns related to Barclays Non-Core, the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act and securitisation transactions, partially offset by increased trading activity in investment bank businesses

◾	acquisitions and disposals decreased RWAs £34.8bn primarily as a result of the proportional consolidation of BAGL

◾	book quality decreased RWAs £2.9bn primarily due to changes in risk profile in CIB

◾	model updates decreased RWAs £1.4bn primarily due to model changes in Africa Banking prior to the sell down of Barclays holding in BAGL

◾	methodology and policy decreased RWAs £2.2bn primarily due to a revised calculation basis for modelled derivative exposures

◾	foreign exchange movements decreased RWAs £4.5bn primarily due to the depreciation of period end USD against GBP.

Barclays PLC and Barclays Bank PLC 2017 141

Risk review

Risk performance

Treasury and Capital risk – Capital

Leverage ratios and exposures

Barclays is required to disclose an average UK leverage ratio which is based on capital and exposure measures on the last day of each month in the quarter; as well as a UK leverage ratio which is based on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures. Barclays is also required to disclose a Capital Requirements Regulation (CRR) leverage ratio, which is based on the end point CRR definition of tier 1 capital and the CRR definition of leverage exposure.

Leverage exposure
Leverage ratios	As at 31.12.17 £bn	As at 31.12.16 £bn
Average UK leverage exposure	1,045	1,137
Average fully loaded tier 1 capital	51.2	51.6
Average UK leverage ratio	4.9%	4.5%
UK leverage ratio	5.1%	5.0%
CRR leverage ratio	4.5%	4.6%

UK leverage exposure
Accounting assets
Derivative financial instruments	238	347
Cash collateral	53	67
Reverse repurchase agreements and other similar secured lending	12	13
Financial assets designated at fair value[a]	116	79
Loans and advances and other assets	714	707
Total IFRS assets	1,133	1,213

Regulatory consolidation adjustments	8	(6)

Derivatives adjustments
Derivatives netting	(217)	(313)
Adjustments to cash collateral	(42)	(50)
Net written credit protection	14	12
Potential Future Exposure (PFE) on derivatives	120	136
Total derivatives adjustments	(125)	(215)

Securities financing transactions (SFTs) adjustments	19	29

Regulatory deductions and other adjustments	(13)	(15)
Weighted off-balance sheet commitments	103	119
CRR leverage exposure	1,125	1,125

Qualifying central bank claims	(140)	(75)
UK leverage exposure	985	1,050

Fully loaded CET1 capital	41.6	45.2
Fully loaded AT1 capital	8.8	6.8
Fully loaded tier 1 capital	50.4	52.0

Note

a	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £100bn (December 2016: £63bn).

The average UK leverage ratio increased to 4.9% (December 2016: 4.5%) primarily driven by the issuance of AT1 securities, the reduction in Non-Core related exposures and due to BAGL’s regulatory proportional deconsolidation.

The CRR leverage ratio decreased to 4.5% (December 2016: 4.6%). The difference between the average UK leverage ratio and the CRR leverage ratio movement is primarily driven by an increase in cash at central banks, which are excluded from the UK leverage ratio calculation. Additionally, the year end fully loaded tier 1 capital is lower than the average due to the re-measurement of US DTAs as a result of the US Tax Cuts and Jobs Act in December;

◾	loans and advances and other assets increased by £7bn to £714bn. This was primarily due to a £69bn increase in cash and balances at central banks largely driven by an increase in the cash contribution to the Group liquidity pool mainly exempt under UK leverage rules and a £70bn decrease in assets held for sale driven by the sell down of Barclays’ holding in BAGL.

◾	reverse repurchase agreements increased £36bn to £112bn, primarily due to an increase in matched book trading

◾	net derivative leverage exposures decreased £33bn to £166bn due to a reduction in interest rate and foreign exchange derivatives, the rundown of Non-Core related assets, a decrease in cash collateral and the depreciation of period end USD and JPY against GBP

◾	regulatory consolidation adjustments increased £14bn to £8bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays’ holding

◾	weighted off balance sheet commitments decreased £16bn to £103bn primarily due to the proportional consolidation of BAGL following the sell down of Barclays’ holding.

142 Barclays PLC and Barclays Bank PLC 2017

Additional Barclays regulatory disclosures are prepared in accordance with the EBA Guidelines on disclosure requirements under Part Eight of Regulation (EU) No 575/2013 (see Barclays PLC Pillar 3 Report 2017) and will be disclosed on 22 February 2018, available at home.barclays/results.

Foreign exchange risk (audited)

The Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign currency exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prohibit the holding of significant open positions in foreign currencies outside the trading portfolio managed by Barclays International which is monitored through VaR.

Banking book transactional foreign exchange risk outside of Barclays International is monitored on a daily basis by the market risk function and minimised by the businesses.

b) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies, principally USD and EUR. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by matching the CET1 capital movements to the revaluation of the Group’s foreign currency RWA exposures.

Functional currency of operations

Functional currency of operations (audited)
	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre- economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m
As at 31 December 2017
USD	27,848	(12,404)	(540)	14,904	(6,153)	8,751
EUR	2,489	(3)	–	2,486	(2,127)	359
ZAR	8	–	–	8	–	8
JPY	467	(152)	(301)	14	–	14
Other	2,475	–	(1,299)	1,176	–	1,176
Total	33,287	(12,559)	(2,140)	18,588	(8,280)	10,308

As at 31 December 2016
USD	29,460	(12,769)	–	16,691	(7,898)	8,793
EUR	2,121	(363)	–	1,758	(2,053)	(295)
ZAR	3,679	–	(2,571)	1,108	–	1,108
JPY	438	(209)	(224)	5	–	5
Other	2,793	–	(1,318)	1,475	–	1,475
Total	38,491	(13,341)	(4,113)	21,037	(9,951)	11,086

The economic hedges primarily represent the USD and EUR preference shares and Additional Tier 1 (AT1) instruments that are held as equity. These are accounted for at historic cost under IFRS and do not qualify as hedges for accounting purposes.

During 2017, total structural currency exposure net of hedging instruments decreased by £0.8bn to £10.3bn (2016: £11.1bn). Foreign currency net investments decreased by £5.2bn to £33.3bn (2016: £38.5bn) driven predominantly by the decrease in ZAR investments following the partial disposal of the Group’s investment in BAGL and accounting deconsolidation of the remaining holding. The hedges associated with these investments decreased by £2.8bn to £14.7bn (2016: £17.5bn).

Barclays PLC and Barclays Bank PLC 2017 143

Risk review

Risk performance

Treasury and Capital risk – Capital

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 96% (2016: 96%) of the Group’s total retirement benefit obligations globally. As such this risk review section focuses exclusively on the UKRF. The UKRF is closed to new entrants and there is no new final salary benefit being accrued. Existing active members accrue a combination of a cash balance benefit and a defined contribution element. Pension risk arises as the market value of the pension fund assets may decline, investment returns may reduce or the estimated value of the pension liabilities may increase.

See page 347 for more information on how pension risk is managed.

Assets

The Trustee Board of the UKRF defines its overall long-term investment strategy with investments across a broad range of asset classes. This results in an appropriate mix of return seeking assets as well as liability matching assets to better match future pension obligations. The main market risks within the asset portfolio are against interest rates and equities. The split of scheme assets is shown within Note 35. The fair value of the UKRF assets was £30.1bn as at 31 December 2017 (2016: £31.8bn).

Liabilities

The UKRF retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term price inflation rate (RPI) and the discount rate (AA corporate bond yield curve):

◾	An increase in long-term expected inflation corresponds to an increase in liabilities

◾	A decrease in the discount rate corresponds to an increase in liabilities.

Pension risk is generated through the Group’s defined benefit schemes and this risk is set to reduce over time as the main defined benefit scheme is closed to new entrants. The chart below outlines the shape of the UKRF’s liability cash flow profile as at 31 December 2017 that takes account of the future inflation indexing of payments to beneficiaries. The majority of the cash flows (approximately 88%) fall between 0 and 40 years, peaking between 11 and 20 years and reducing thereafter. The shape may vary depending on changes to inflation and longevity expectations and any members who elect to transfer out. Transfers out will bring forward the liability cash flows.

For more detail on the UKRF’s financial and demographic assumptions see Note 35 to the financial statements.

Proportion of liability cash flows	IAS19 Pension Position in 2017

The graph above shows the UKRF’s net IAS 19 pension position for each quarter-end for the past two years. The volatility shown by the fluctuation in the net IAS 19 pension position is reflective of the movements observed in the market.

In Q2 2016 the UKRF IAS 19 position deteriorated as the AA discount rate moved lower, driven by both a decrease in long-dated government bond yields as well as a tightening in credit spreads.

During H2 2016 this trend continued driven by the outcome of the EU Referendum in June as well as the Bank of England’s announcement on quantitative easing in August. These events drove significant market moves adversely affecting the UKRF AA discount rate. For example the market index IBOXX £-Corp AA yield was 53bps lower between June and September.

Gilt yields reverted higher in the months following September 2016 which was also reflected in a higher AA discount rate. As a result the net IAS 19 position ended 2016 close to zero.

During 2017 the net improvement in the IAS 19 position was largely driven by bank contributions. Changes to market levels, in particular equity prices and interest rates, largely offset each other over the year.

Please see Note 35 for the sensitivity of the UKRF to changes in key assumptions.

144 Barclays PLC and Barclays Bank PLC 2017

Risk measurement

In line with Barclays’ risk management framework the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension positions on a total portfolio level. This enables the risks, diversification and liability matching characteristics of the UKRF obligations and investments to be adequately captured. VaR is measured and monitored on a monthly basis. Risks are reviewed and reported regularly at forums including the Board Risk Committee, the Group Risk Committee, the Pensions Management Group and the Pension Executive Board. The VaR model takes into account the valuation of the liabilities based on an IAS 19 basis (see Note 35). The Trustee receives quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions which are reviewed regularly. See Note 35 for more details.

In addition the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally on at least an annual basis. The UKRF exposure is also included as part of regulatory stress tests.

Barclays defined benefit pension schemes affects capital in two ways:

◾	An IAS 19 deficit is treated as a liability on the Group’s balance sheet. Movement in a deficit due to re-measurements, including actuarial losses, are recognised immediately through Other Comprehensive Income and as such reduces shareholders’ equity and CET1 capital. An IAS 19 surplus is treated as an asset on the balance sheet and increases shareholders’ equity; however it is deducted for the purposes of determining CET1 capital.

◾	In the Group’s statutory balance sheet an IAS 19 surplus or deficit is partially offset by a deferred tax liability or asset respectively. These may or may not be recognised for calculating CET1 capital depending on the overall deferred tax position of the Group at the particular time.

Pension risk is taken into account in the Pillar 2A capital assessment undertaken by the PRA at least annually. The Pillar 2A requirement forms part of the Group’s overall regulatory minimum requirement for CET1 capital, Tier 1 capital and total capital. More detail on minimum regulatory requirements can be found in the capital risk management section on page 346.

Minimum requirement for own funds and eligible liabilities (MREL)

Under the Bank of England’s statement of policy on MREL, the BoE will set MREL for UK globally systemically important banks (G-SIBs) as necessary to implement the total loss-absorbing capacity (TLAC) standard and institution or group-specific MREL requirements will depend on the preferred resolution strategy for that institution or group.

The MREL requirements will be phased in from 1 January 2019 and will be fully implemented by 1 January 2022, at which time G-SIBs with resolution entities incorporated in the UK, including Barclays, will be required to meet an MREL equivalent to the higher of (i) two times the sum of its Pillar 1 and Pillar 2A requirements or (ii) the higher of two times its leverage ratio or 6.75% of leverage exposures. However, the PRA will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation which may drive a different 1 January 2022 MREL requirement than currently proposed. In addition, it is proposed that CET1 capital cannot be counted towards both MREL and the combined buffer requirement (CBR), meaning that the CBR will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and MREL.

Barclays’ indicative MREL requirement is currently expected to be 29.1% of RWAs from 1 January 2022 consisting of the following components:

◾	Loss absorption and recapitalisation amounts consisting of 8% Pillar 1 and 4.3% Pillar 2A buffers respectively

◾	Regulatory buffers including a 1.5% G-SII buffer, 2.5% Capital Conservation Buffer and 0.5% from the planned introduction of a 1% Countercyclical Capital Buffer for the UKa

MREL position and ratios
MREL ratios	2017	2016
Fully loaded CET1 capital	13.3%	12.4%
Additional tier 1 (AT1) capital instruments and related share premium accounts	2.9%	1.8%
Tier 2 (T2) capital instruments and related share premium accounts	2.1%	1.0%
Term senior unsecured funding	6.8%	4.6%
Total Barclays PLC (the Parent company) MREL ratio	25.0%	19.8%
Qualifying AT1 capital (including minority interests) issued by subsidiaries[b]	1.1%	1.5%
Qualifying T2 capital (including minority interests) issued by subsidiaries[b]	2.2%	3.0%
Total MREL ratio on a transitional basis, including eligible Barclays Bank PLC instruments	28.2%	24.2%

MREL position	£m	£m
Fully loaded CET1 capital	41,565	45,204
AT1 capital instruments and related share premium accounts	8,941	6,449
T2 capital instruments and related share premium accounts	6,472	3,769
Term senior unsecured funding	21,166	16,785
Total Barclays PLC (the Parent company) MREL position	78,144	72,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries[b]	3,408	5,315
Qualifying T2 capital (including minority interests) issued by subsidiaries[b]	6,789	11,109
Total MREL position on a transitional basis, including eligible Barclays Bank PLC instruments	88,341	88,631

Total RWAs	313,033	365,649

Notes

a	2022 requirements subject to Bank of England review by the end of 2020.
b	Includes other AT1 capital regulatory adjustments and deductions of £130m (December 2016: £130m) and other T2 capital regulatory adjustments and deductions of £251m (December 2016: £257m).

Barclays PLC and Barclays Bank PLC 2017 145

Financial statements

Detailed analysis of our statutory accounts, independently

audited and providing in-depth disclosure on the financial

performance of the Group.

Consolidated financial statements			Page	Note
	◾	Consolidated income statement	188	n/a
	◾	Consolidated statement of comprehensive income	189	n/a
	◾	Consolidated balance sheet	190	n/a
	◾	Consolidated statement of changes in equity	191	n/a
	◾	Consolidated cash flow statement	192	n/a
	◾	Parent company accounts	193	n/a

Notes to the financial statements
	◾	Significant accounting policies	195	1
Performance/return	◾	Segmental reporting	201	2
	◾	Net interest income	203	3
	◾	Net fee and commission income	203	4
	◾	Net trading income	204	5
	◾	Net investment income	204	6
	◾	Credit impairment charges and other provisions	204	7
	◾	Operating expenses	206	8
	◾	Profit/(loss) on disposal of subsidiaries, associates and joint ventures	206	9
	◾	Tax	207	10
	◾	Earnings per share	211	11
	◾	Dividends on ordinary shares	211	12
Assets and liabilities held at fair value	◾	Trading portfolio	212	13
	◾	Financial assets designated at fair value	212	14
	◾	Derivative financial instruments	213	15
	◾	Financial investments	216	16
	◾	Financial liabilities designated at fair value	216	17
	◾	Fair value of financial instruments	216	18
	◾	Offsetting financial assets and financial liabilities	229	19
Financial instruments held at amortised cost	◾	Loans and advances to banks and customers	231	20
	◾	Finance leases	231	21
	◾	Reverse repurchase and repurchase agreements including other similar lending and borrowing	232	22
Non-current assets and other investments	◾	Property, plant and equipment	233	23
	◾	Goodwill and intangible assets	234	24
	◾	Operating leases	236	25
Accruals, provisions, contingent liabilities	◾	Accruals, deferred income and other liabilities	237	26
and legal proceedings	◾	Provisions	237	27
	◾	Contingent liabilities and commitments	239	28
	◾	Legal, competition and regulatory matters	239	29
Capital instruments, equity and reserves	◾	Subordinated liabilities	248	30
	◾	Ordinary shares, share premium and other equity	251	31
	◾	Reserves	251	32
	◾	Non-controlling interests	252	33
Employee benefits	◾	Share-based payments	253	34
	◾	Pensions and post-retirement benefits	255	35
Scope of consolidation	◾	Principal subsidiaries	260	36
	◾	Structured entities	261	37
	◾	Investments in associates and joint ventures	264	38
	◾	Securitisations	265	39
	◾	Assets pledged	266	40
Other disclosure matters	◾	Related party transactions and Directors’ remuneration	267	41
	◾	Auditors’ remuneration	269	42
	◾	Assets included in disposal groups classified as held for sale and associated liabilities	269	43
	◾	Barclays PLC (the Parent company)	271	44
	◾	Related undertakings	295	45

Barclays PLC and Barclays Bank PLC 2017 185

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors

Barclays PLC:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheet of Barclays PLC and subsidiaries (the “Group”) as of 31 December 2017, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended, and the related notes and specific disclosures described in Note 1 to the financial statements as being part of the consolidated financial statements (collectively, the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2017, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinion

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

We have served as the Group’s auditor since 2017.

London, United Kingdom

21 February 2018

186 Barclays PLC and Barclays Bank PLC 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the consolidated balance sheet as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016 present fairly, in all material respects, the financial position of Barclays PLC (the “Company”) and its subsidiaries at December 31, 2016, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

22 February 2017

Note that the report set out above does not form part of Barclays PLC’s Annual Report and Accounts for 2017.

Barclays PLC and Barclays Bank PLC 2017 187

Consolidated financial statements

Consolidated income statement

For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m
Continuing operations
Interest income	3	13,631	14,541	13,953
Interest expense	3	(3,786)	(4,004)	(3,345)
Net interest income		9,845	10,537	10,608
Fee and commission income	4	8,751	8,570	8,470
Fee and commission expense	4	(1,937)	(1,802)	(1,611)
Net fee and commission income		6,814	6,768	6,859
Net trading income	5	3,500	2,768	3,426
Net investment income	6	861	1,324	1,097
Other income		56	54	50
Total income		21,076	21,451	22,040
Credit impairment charges and other provisions	7	(2,336)	(2,373)	(1,762)
Net operating income		18,740	19,078	20,278
Staff costs	8	(8,560)	(9,423)	(8,853)
Infrastructure costs	8	(2,949)	(2,998)	(2,691)
Administration and general expenses	8	(3,247)	(2,917)	(2,983)
Provision for UK customer redress		(700)	(1,000)	(2,772)
Provision for ongoing investigations and litigation relating to Foreign Exchange		–	–	(1,237)
Operating expenses	8	(15,456)	(16,338)	(18,536)
Share of post-tax results of associates and joint ventures		70	70	41
Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	187	420	(637)
Profit before tax		3,541	3,230	1,146
Taxation	10	(2,240)	(993)	(1,149)
Profit/(loss) after tax in respect of continuing operations		1,301	2,237	(3)
(Loss)/profit after tax in respect of discontinued operation		(2,195)	591	626
(Loss)/profit after tax		(894)	2,828	623

Attributable to:
Equity holders of the parent		(1,922)	1,623	(394)
Other equity instrument holders[a]		639	457	345
Total equity holders of the parent		(1,283)	2,080	(49)
Non-controlling interests in respect of continuing operations	33	249	346	348
Non-controlling interests in respect of discontinued operation	33	140	402	324
(Loss)/profit after tax		(894)	2,828	623

Earnings per share
Basic (loss)/earnings per ordinary share	11	(10.3)	10.4	(1.9)
Basic earnings/(loss) per ordinary share in respect of continuing operations	11	3.5	9.3	(3.7)
Basic (loss)/earnings per ordinary share in respect of discontinued operation	11	(13.8)	1.1	1.8
Diluted (loss)/earnings per share	11	(10.1)	10.3	(1.9)
Diluted earnings/(loss) per ordinary share in respect of continuing operations	11	3.4	9.2	(3.7)
Diluted (loss)/earnings per ordinary share in respect of discontinued operation	11	(13.5)	1.1	1.8

Note

a	The profit after tax attributable to other equity instrument holders of £639m (2016: £457m) is offset by a tax credit recorded in reserves of £174m (2016: £128m). The net amount of £465m (2016: £329m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average shareholders’ equity.

188 Barclays PLC and Barclays Bank PLC 2017

Consolidated financial statements

Consolidated statement of comprehensive income

For the year ended 31 December	2017 £m	2016 £m	2015 £m
(Loss)/profit after tax	(894)	2,828	623
Profit/(loss) after tax in respect of continuing operations	1,301	2,237	(3)
(Loss)/profit after tax in respect of discontinued operation	(2,195)	591	626

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:
Currency translation reserve
Currency translation differences[a]	(1,337)	3,024	748
Available for sale reserve
Net gains from changes in fair value	473	2,147	64
Net gains transferred to net profit on disposal	(294)	(912)	(374)
Net losses transferred to net profit due to impairment	3	20	17
Net losses/(gains) transferred to net profit due to fair value hedging	283	(1,677)	(148)
Changes in insurance liabilities and other movements	11	53	86
Tax	(27)	(18)	126
Cash flow hedging reserve
Net (losses)/gains from changes in fair value	(626)	1,455	(312)
Net gains transferred to net profit	(643)	(365)	(238)
Tax	321	(292)	57
Other	(5)	13	20
Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:	(1,841)	3,448	46

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements	115	(1,309)	1,176
Own credit	(7)	–	–
Tax	(66)	329	(260)
Other comprehensive income/(loss) not recycled to profit or loss from continuing operations	42	(980)	916

Other comprehensive (loss)/income for the year from continuing operations	(1,799)	2,468	962

Other comprehensive income/(loss) for the year from discontinued operation	1,301	1,520	(1,348)

Total comprehensive (loss)/income for the year
Total comprehensive (loss)/income for the year, net of tax from continuing operations	(498)	4,705	959

Total comprehensive (loss)/income for the year, net of tax from discontinued operation	(894)	2,111	(722)
Total comprehensive (loss)/income for the year	(1,392)	6,816	237

Attributable to:
Equity holders of the parent	(1,749)	5,233	45
Non-controlling interests	357	1,583	192
Total comprehensive (loss)/income for the year	(1,392)	6,816	237

Note

a	Includes £189m loss (2016: £101m gain) on recycling of currency translation differences.

Barclays PLC and Barclays Bank PLC 2017 189

Consolidated financial statements

Consolidated balance sheet

As at 31 December	Notes	2017 £m	2016 £m	2015 £m
Assets
Cash and balances at central banks		171,082	102,353	49,711
Items in the course of collection from other banks		2,153	1,467	1,011
Trading portfolio assets	13	113,760	80,240	77,348
Financial assets designated at fair value	14	116,281	78,608	76,830
Derivative financial instruments	15	237,669	346,626	327,709
Financial investments	16	58,916	63,317	90,267
Loans and advances to banks	20	35,663	43,251	41,349
Loans and advances to customers	20	365,552	392,784	399,217
Reverse repurchase agreements and other similar secured lending	22	12,546	13,454	28,187
Prepayments, accrued income and other assets		2,389	2,893	3,010
Investments in associates and joint ventures	38	718	684	573
Property, plant and equipment	23	2,572	2,825	3,468
Goodwill and intangible assets	24	7,849	7,726	8,222
Current tax assets	10	482	561	415
Deferred tax assets	10	3,457	4,869	4,495
Retirement benefit assets	35	966	14	836
Assets included in disposal groups classified as held for sale	43	1,193	71,454	7,364
Total assets		1,133,248	1,213,126	1,120,012
Liabilities
Deposits from banks		37,723	48,214	47,080
Items in the course of collection due to other banks		446	636	1,013
Customer accounts		429,121	423,178	418,242
Repurchase agreements and other similar secured borrowing	22	40,338	19,760	25,035
Trading portfolio liabilities	13	37,351	34,687	33,967
Financial liabilities designated at fair value	17	173,718	96,031	91,745
Derivative financial instruments	15	238,345	340,487	324,252
Debt securities in issue		73,314	75,932	69,150
Subordinated liabilities	30	23,826	23,383	21,467
Accruals, deferred income and other liabilities	26	8,565	8,871	10,610
Provisions	27	3,543	4,134	4,142
Current tax liabilities	10	586	737	903
Deferred tax liabilities	10	44	29	122
Retirement benefit liabilities	35	312	390	423
Liabilities included in disposal groups classified as held for sale	43	–	65,292	5,997
Total liabilities		1,067,232	1,141,761	1,054,148
Equity
Called up share capital and share premium	31	22,045	21,842	21,586
Other equity instruments	31	8,941	6,449	5,305
Other reserves	32	5,383	6,051	1,898
Retained earnings		27,536	30,531	31,021
Total equity excluding non-controlling interests		63,905	64,873	59,810
Non-controlling interests	33	2,111	6,492	6,054
Total equity		66,016	71,365	65,864
Total liabilities and equity		1,133,248	1,213,126	1,120,012

The Board of Directors approved the financial statements on pages 188 to 271 on 21 February 2018.

John McFarlane

Group Chairman

James E Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

190 Barclays PLC and Barclays Bank PLC 2017

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instru- ments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Own credit reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 31 December 2016	21,842	6,449	(74)	2,105	3,051	–	969	30,531	64,873	6,492	71,365
Effects of changes in accounting policies[c]	–	–	–	–	–	(175)	–	175	–	–	–
Balance as at 1 January 2017	21,842	6,449	(74)	2,105	3,051	(175)	969	30,706	64,873	6,492	71,365
Profit after tax	–	639	–	–	–	–	–	413	1,052	249	1,301
Currency translation movements	–	–	–	–	(1,336)	–	–	–	(1,336)	(1)	(1,337)
Available for sale investments	–	–	449	–	–	–	–	–	449	–	449
Cash flow hedges	–	–	–	(948)	–	–	–	–	(948)	–	(948)
Pension remeasurement	–	–	–	–	–	–	–	53	53	–	53
Own credit reserve	–	–	–	–	–	(11)	–	–	(11)	–	(11)
Other	–	–	–	–	–	–	–	(5)	(5)	–	(5)
Total comprehensive income net of tax from continuing operations	–	639	449	(948)	(1,336)	(11)	–	461	(746)	248	(498)
Total comprehensive income net of tax from discontinued operation	–	–	(11)	4	1,339	–	–	(2,335)	(1,003)	109	(894)
Total comprehensive income for the year	–	639	438	(944)	3	(11)	–	(1,874)	(1,749)	357	(1,392)
Issue of new ordinary shares	117	–	–	–	–	–	–	–	117	–	117
Issue of shares under employee share schemes	86	–	–	–	–	–	–	505	591	–	591
Issue and exchange of other equity instruments	–	2,490	–	–	–	–	–	–	2,490	–	2,490
Other equity instruments coupons paid	–	(639)	–	–	–	–	–	174	(465)	–	(465)
Redemption of preference shares	–	–	–	–	–	–	–	(479)	(479)	(860)	(1,339)
Increase in treasury shares	–	–	–	–	–	–	(315)	–	(315)	–	(315)
Vesting of shares under employee share schemes	–	–	–	–	–	–	329	(636)	(307)	–	(307)
Dividends paid	–	–	–	–	–	–	–	(509)	(509)	(415)	(924)
Net equity impact of BAGL disposal	–	–	–	–	–	–	–	(359)	(359)	(3,462)	(3,821)
Other reserve movements	–	2	–	–	–	7	–	8	17	(1)	16
Balance as at 31 December 2017	22,045	8,941	364	1,161	3,054	(179)	983	27,536	63,905	2,111	66,016

Balance as at 1 January 2016	21,586	5,305	317	1,261	(623)	–	943	31,021	59,810	6,054	65,864
Profit after tax	–	457	–	–	–	–	–	1,434	1,891	346	2,237
Currency translation movements	–	–	–	–	3,022	–	–	–	3,022	2	3,024
Available for sale investments	–	–	(387)	–	–	–	–	–	(387)	–	(387)
Cash flow hedges	–	–	–	798	–	–	–	–	798	–	798
Pension remeasurement	–	–	–	–	–	–	–	(980)	(980)	–	(980)
Other	–	–	–	–	–	–	–	12	12	1	13
Total comprehensive income net of tax from continuing operations	–	457	(387)	798	3,022	–	–	466	4,356	349	4,705
Total comprehensive income net of tax from discontinued operation	–	–	(4)	46	652	–	–	183	877	1,234	2,111
Total comprehensive income for the year	–	457	(391)	844	3,674	–	–	649	5,233	1,583	6,816
Issue of new ordinary shares	68	–	–	–	–	–	–	–	68	–	68
Issue of shares under employee share schemes	188	–	–	–	–	–	–	668	856	–	856
Issue and exchange of other equity instruments	–	1,132	–	–	–	–	–	–	1,132	–	1,132
Other equity instruments coupons paid	–	(457)	–	–	–	–	–	128	(329)	–	(329)
Redemption of preference shares	–	–	–	–	–	–	–	(417)	(417)	(1,170)	(1,587)
Increase in treasury shares	–	–	–	–	–	–	(140)	–	(140)	–	(140)
Vesting of shares under employee share schemes	–	–	–	–	–	–	166	(415)	(249)	–	(249)
Dividends paid	–	–	–	–	–	–	–	(757)	(757)	(575)	(1,332)
Net equity impact of partial BAGL disposal	–	–	–	–	–	–	–	(349)	(349)	601	252
Other reserve movements	–	12	–	–	–	–	–	3	15	(1)	14
Balance as at 31 December 2016	21,842	6,449	(74)	2,105	3,051	–	969	30,531	64,873	6,492	71,365

Balance as at 1 January 2015	20,809	4,322	562	1,817	(582)	–	927	31,712	59,567	6,391	65,958
Profit after tax	–	345	–	–	–	–	–	(696)	(351)	348	(3)
Currency translation movements	–	–	–	–	747	–	–	–	747	1	748
Available for sale investments	–	–	(229)	–	–	–	–	–	(229)	–	(229)
Cash flow hedges	–	–	–	(493)	–	–	–	–	(493)	–	(493)
Pension remeasurement	–	–	–	–	–	–	–	916	916	–	916
Other	–	–	–	–	–	–	–	20	20	–	20
Total comprehensive income net of tax from continuing operations	–	345	(229)	(493)	747	–	–	240	610	349	959
Total comprehensive income net of tax from discontinued operation	–	–	(16)	(63)	(788)	–	–	302	(565)	(157)	(722)
Total comprehensive income for the year	–	345	(245)	(556)	(41)	–	–	542	45	192	237
Issue of new ordinary shares	137	–	–	–	–	–	–	–	137	–	137
Issue of shares under employee share schemes	640	–	–	–	–	–	–	571	1,211	–	1,211
Issue and exchange of other equity instruments	–	995	–	–	–	–	–	–	995	–	995
Other equity instruments coupons paid	–	(345)	–	–	–	–	–	70	(275)	–	(275)
Increase in treasury shares	–	–	–	–	–	–	(602)	–	(602)	–	(602)
Vesting of shares under employee share schemes	–	–	–	–	–	–	618	(755)	(137)	–	(137)
Dividends paid	–	–	–	–	–	–	–	(1,081)	(1,081)	(552)	(1,633)
Other reserve movements	–	(12)	–	–	–	–	–	(38)	(50)	23	(27)
Balance as at 31 December 2015	21,586	5,305	317	1,261	(623)	–	943	31,021	59,810	6,054	65,864
Notes

a	For further details refer to Note 31.
b	For further details refer to Note 32.
c	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within other reserves. During 2017 a £4m loss (net of tax) on own credit has been booked in the reserve.

Barclays PLC and Barclays Bank PLC 2017 191

Consolidated financial statements

Consolidated cash flow statement

For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		3,541	3,230	1,146
Adjustment for non-cash items:
Allowance for impairment		2,336	2,357	1,752
Depreciation, amortisation and impairment of property, plant, equipment and intangibles		1,241	1,261	1,215
Other provisions, including pensions		1,875	1,964	4,241
Net profit on disposal of investments and property, plant and equipment		(325)	(912)	(374)
Other non-cash movements including exchange rate movements		1,031	(20,025)	226
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers		27,361	(25,385)	22,641
Net decrease in reverse repurchase agreements and other similar lending		908	14,733	103,471
Net (decrease)/increase in deposits and debt securities in issue		(7,166)	49,064	(33,120)
Net increase/(decrease) in repurchase agreements and other similar borrowing		20,578	(4,852)	(99,602)
Net decrease/(increase) in derivative financial instruments		6,815	(2,318)	(3,315)
Net (increase)/decrease in trading assets		(33,492)	(5,577)	37,091
Net increase/(decrease) in trading liabilities		2,664	880	(10,877)
Net decrease/(increase) in financial assets and liabilities designated at fair value		40,014	807	(3,064)
Net (increase) in other assets		(3,775)	(2,629)	(2,661)
Net (decrease) in other liabilities		(2,187)	(532)	(1,766)
Corporate income tax paid	10	(708)	(780)	(1,670)
Net cash from operating activities		60,711	11,286	15,334
Purchase of available for sale investments		(83,127)	(65,086)	(120,061)
Proceeds from sale or redemption of available for sale investments		88,298	102,515	114,529
Purchase of property, plant and equipment and intangibles		(1,456)	(1,707)	(1,928)
Proceeds from sale of property, plant and equipment and intangibles		283	358	393
Disposal of discontinued operation, net of cash disposed		(1,060)	–	–
Disposal of subsidiaries, net of cash disposed		358	595	–
Other cash flows associated with investing activities		206	32	516
Net cash from investing activities		3,502	36,707	(6,551)
Dividends paid and other coupon payments on equity instruments		(1,273)	(1,304)	(1,496)
Issuance of subordinated debt	30	3,041	1,457	879
Redemption of subordinated debt	30	(1,378)	(1,143)	(556)
Net issue of shares and other equity instruments		2,490	1,400	1,278
Repurchase of shares and other equity instruments		(1,339)	(1,587)	–
Net purchase of treasury shares		(580)	(140)	(679)
Net cash from financing activities		961	(1,317)	(574)
Effect of exchange rates on cash and cash equivalents		(4,773)	10,473	1,689
Net increase in cash and cash equivalents from continuing operations		60,401	57,149	9,898
Net cash from discontinued operation	43	101	405	(1,821)
Net increase in cash and cash equivalents		60,502	57,554	8,077
Cash and cash equivalents at beginning of year		144,110	86,556	78,479
Cash and cash equivalents at end of year		204,612	144,110	86,556
Cash and cash equivalents comprise:
Cash and balances at central banks		171,082	102,353	49,711
Loans and advances to banks with original maturity less than three months		32,820	38,252	35,876
Available for sale treasury and other eligible bills with original maturity less than three months		682	356	816
Trading portfolio assets with original maturity less than three months		28	–	153
Cash and cash equivalents held for sale		–	3,149	–
		204,612	144,110	86,556

Interest received was £21,784m (2016: £22,099m; 2015: £20,376m) and interest paid was £10,310m (2016: £8,850m; 2015: £7,534m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £3,360m (2016: £4,254m; 2015: £4,369m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

192 Barclays PLC and Barclays Bank PLC 2017

Financial statements of Barclays PLC

Parent company accounts

Statement of comprehensive income
For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m
Dividends received from subsidiary		674	621	876
Net interest (expense)/income		(10)	5	(7)
Other income	44	690	334	227
Operating expenses		(96)	(26)	(6)
Profit before tax		1,258	934	1,090
Tax		(111)	(60)	(43)
Profit after tax		1,147	874	1,047
Other comprehensive income		60	26	–
Total comprehensive income		1,207	900	1,047

Profit after tax attributable to:
Ordinary equity holders		508	417	702
Other equity instrument holders		639	457	345
Profit after tax		1,147	874	1,047

Total comprehensive income attributable to:
Ordinary equity holders		568	443	702
Other equity instrument holders		639	457	345
Total comprehensive income		1,207	900	1,047

For the year ended 31 December 2017, profit after tax was £1,147m (2016: £874m) and total comprehensive income was £1,207m (2016: £900m).

Other comprehensive income of £60m (2016: £26m) relates to the gain on AFS instruments. The Company has 90 members of staff (2016:

7).

Balance sheet
As at 31 December	Notes	2017 £m	2016 £m
Assets
Investment in subsidiaries	44	39,354	36,553
Loans and advances to subsidiaries	44	23,970	19,421
Financial investments	44	4,782	1,218
Derivative financial instruments	44	161	268
Other assets		202	105
Total assets		68,469	57,565
Liabilities
Deposits from banks		500	547
Subordinated liabilities	44	6,501	3,789
Debt securities in issue	44	22,110	16,893
Other liabilities		153	14
Total liabilities		29,264	21,243

Called up share capital	31	4,265	4,241
Share premium account	31	17,780	17,601
Other equity instruments	31	8,943	6,453
Other reserves		480	420
Retained earnings		7,737	7,607
Total equity		39,205	36,322
Total liabilities and equity		68,469	57,565

The financial statements on pages 193 to 194 and the accompanying note on page 271 were approved by the Board of Directors on 21 February 2018 and signed on its behalf by:

John McFarlane

Group Chairman

James E Staley

Group Chief Executive

Tushar Morzaria

Group Finance Director

Barclays PLC and Barclays Bank PLC 2017 193

Financial statements of Barclays PLC

Parent company accounts

Statement of changes in equity
	Notes	Called up share capital and share premium £m	Other equity instruments £m	Capital redemption reserve £m	Available for sale reserve £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2017		21,842	6,453	394	26	7,607	36,322
Profit after tax and other comprehensive income		–	639	–	60	508	1,207
Issue of new ordinary shares		117	–	–	–	–	117
Issue of shares under employee share schemes		86	–	–	–	27	113
Issue of other equity instruments		–	2,490	–	–	–	2,490
Vesting of employee share schemes		–	–	–	–	(11)	(11)
Dividends	12	–	–	–	–	(509)	(509)
Other equity instruments coupons paid		–	(639)	–	–	123	(516)
Other		–	–	–	–	(8)	(8)
Balance as at 31 December 2017		22,045	8,943	394	86	7,737	39,205

Balance as at 1 January 2016		21,586	5,321	394	–	7,851	35,152
Profit after tax and other comprehensive income		–	457	–	26	417	900
Issue of new ordinary shares		68	–	–	–	–	68
Issue of shares under employee share schemes		188	–	–	–	–	188
Issue of other equity instruments		–	1,132	–	–	–	1,132
Dividends	12	–	–	–	–	(757)	(757)
Other equity instruments coupons paid		–	(457)	–	–	91	(366)
Other		–	–	–	–	5	5
Balance as at 31 December 2016		21,842	6,453	394	26	7,607	36,322

Balance as at 1 January 2015		20,809	4,326	394	–	8,163	33,692
Profit after tax and other comprehensive income		–	345	–	–	702	1,047
Issue of new ordinary shares		137	–	–	–	–	137
Issue of shares under employee share schemes		640	–	–	–	–	640
Issue of other equity instruments		–	995	–	–	–	995
Dividends	12	–	–	–	–	(1,081)	(1,081)
Other equity instruments coupons paid		–	(345)	–	–	70	(275)
Other		–	–	–	–	(3)	(3)
Balance as at 31 December 2015		21,586	5,321	394	–	7,851	35,152

Cash flow statement
For the year ended 31 December					2017 £m	2016 £m	2015 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax					1,258	934	1,090
Changes in operating assets and liabilities					102	37	100
Other non-cash movements					76	62	52
Corporate income tax (paid)/received					–	–	(27)
Net cash generated from operating activities					1,436	1,033	1,215
Capital contribution to subsidiary					(2,801)	(1,250)	(1,560)
Net cash used in investing activities					(2,801)	(1,250)	(1,560)
Issue of shares and other equity instruments					2,581	1,388	1,771
Net increase in loans and advances to subsidiaries of the Parent					(9,707)	(10,942)	(4,973)
Net increase in debt securities in issue					6,503	9,314	4,052
Proceeds of borrowings and issuance of subordinated debt					3,019	1,671	921
Dividends paid					(392)	(757)	(1,081)
Coupons paid on AT1 instruments					(639)	(457)	(345)
Net cash generated from financing activities					1,365	217	345
Net increase/(decrease) in cash and cash equivalents					–	–	–
Cash and cash equivalents at beginning of year					–	–	–
Cash and cash equivalents at end of year					–	–	–

Net cash generated from operating activities includes:
Dividends received					674	621	876
Interest (paid)/received					(10)	5	(7)

The Parent company’s principal activity is to hold the investment in its wholly-owned subsidiaries, Barclays Bank PLC and Barclays Services Limited. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2017 or 2016 to significant risks arising from the financial instruments it holds, which comprised loans and advances and other assets which had no Market risk or material Credit risk.

194 Barclays PLC and Barclays Bank PLC 2017

Notes to the financial statements

for the year ended 31 December 2017

This section describes Barclays’ significant policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.

1 Significant accounting policies

1. Reporting entity

These financial statements are prepared for Barclays PLC and its subsidiaries (the Barclays PLC Group or the Group) under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail banking, credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays PLC.

The financial statements have been prepared on a going concern basis, in accordance with The Companies Act 2006 as applicable to companies using IFRS.

4. Accounting policies

Barclays prepares financial statements in accordance with IFRS. The Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i) Consolidation

Barclays applies IFRS 10 Consolidated Financial Statements.

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which Barclays PLC has control. The Group has control over another entity when the Group has all of the following:

1) power over the relevant activities of the investee, for example through voting or other rights;

2) exposure to, or rights to, variable returns from its involvement with the investee; and

3) the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used throughout the Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

As the consolidated financial statements include partnerships where the Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

Details of the principal subsidiaries are given in Note 36, and a complete list of all subsidiaries is presented in Note 45.

(ii) Foreign currency translation

The Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions and balances in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.

The Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the closing rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of an autonomous foreign operation within a branch.

Barclays PLC and Barclays Bank PLC 2017 195

Notes to the financial statements

for the year ended 31 December 2017

1 Significant accounting policies continued

(iii) Financial assets and liabilities

The Group applies IAS 39 Financial Instruments: Recognition and Measurement to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities, the impairment of financial assets, and hedge accounting.

Recognition

The Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.

Classification and measurement

Financial assets and liabilities are initially recognised at fair value and may be held at fair value or amortised cost depending on the Group’s intention toward the assets and the nature of the assets and liabilities, mainly determined by their contractual terms.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Group’s policies for determining the fair values of the assets and liabilities are set out in Note 18.

Derecognition

The Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% in the present value of the cash flows or a substantive qualitative amendment – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Transactions in which the Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

(iv) Issued debt and equity instruments

The Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, with the exception of the accounting treatment of own credit on financial liabilities designated at fair value though profit or loss under the fair value option. Barclays has elected to early adopt the presentation of Barclays own credit gains and losses in other comprehensive income as allowed by IFRS 9 Financial Instruments, from 1 January 2017. This will have no effect on net assets, and any changes due to own credit in prior periods have not been restated. The cumulative own credit amount has been reclassified from retained earnings to a separate reserve. Any realised and unrealised amounts recognised in other comprehensive income will not be reclassified to the income statement in future periods; refer to Note 32 for further details.

There were no other material or amended standards or interpretations that resulted in a change in accounting policy.

Future accounting developments

There have been and are expected to be a number of significant changes to the Group’s financial reporting after 2017 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

IFRS 9 – Financial instruments

IFRS 9 Financial Instruments which replaces IAS 39 Financial Instruments: Recognition and Measurement is effective for periods beginning on or after 1 January 2018 and was endorsed by the EU in November 2016. IFRS 9, in particular the impairment requirements, will lead to significant changes in the accounting for financial instruments.

196 Barclays PLC and Barclays Bank PLC 2017

1 Significant accounting policies continued

i) Impairment

IFRS 9 introduces a revised impairment model which will require entities to recognise expected credit losses based on unbiased forward-looking information. This replaces the existing IAS 39 incurred loss model which only recognises impairment if there is objective evidence that a loss has already been incurred and would measure the loss at the most probable outcome. The IFRS 9 impairment model will be applicable to all financial assets at amortised cost, lease receivables, debt financial assets at fair value through other comprehensive income, loan commitments and financial guarantee contracts. This contrasts to the IAS 39 impairment model which is not applicable to loan commitments and financial guarantee contracts, which were covered by IAS 37. In addition, IAS 39 required the impairment of available for sale debt to be based on the fair value loss rather than estimated future cash flows as for amortised cost assets. Intercompany exposures, including loan commitments and financial guarantee contracts, are also in scope under IFRS 9 in the standalone reporting entity accounts.

The measurement of expected credit loss will involve increased complexity and judgement including estimation of probabilities of default, loss given default, a range of unbiased future economic scenarios, estimation of expected lives and estimation of exposures at default and assessing significant increases in credit risk. It is expected to have a material financial impact and impairment charges will tend to be more volatile. Impairment will also be recognised earlier and the amounts will be higher. Unsecured products with longer expected lives, such as revolving credit cards, are expected to be most impacted.

The expected increase in the accounting impairment provision reduces CET1 capital, but the impact is partially mitigated by releasing the ‘excess of expected loss over impairment’ deduction from CET1 capital. In addition, the European Union will be adopting transitional arrangements to mitigate or spread the capital impacts of IFRS 9 adoption over a 5-year period from 1 January 2018 which Barclays will apply. Separately, the Basel Committee on Banking Supervision is considering the need for permanent changes to the regulatory capital framework in order to take account of expected credit loss provisioning.

Key concepts and management judgements

The impairment requirements are complex and require management judgements, estimates and assumptions. Key concepts and management judgements include:

◾	Determining a significant increase in credit risk since initial recognition

IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). Barclays will assess when a significant increase in credit risk has occurred based on quantitative and qualitative assessments. Exposures are considered to have resulted in a significant increase in credit risk and are moved to stage 2 when:

– Quantitative Test

The annualised cumulative weighted average lifetime probability of default (PD) has increased by more than the agreed threshold relative to the equivalent at origination. The relative thresholds are defined as percentage increases and set at an origination score band and segment level.

– Qualitative Test

Accounts that meet the portfolio’s ‘high risk’ criteria and are subject to closer credit monitoring.

– Backstop Criteria

Accounts that are 30 calendar days or more past due. The 30 days past due criteria is a backstop rather than a primary driver of moving exposures into stage 2.

Exposures will move back to stage 1 once they no longer meet the criteria for a significant increase in credit risk and when any cure criteria used for credit risk management are met. This is subject to all payments being up to date and the customer evidencing ability and willingness to maintain future payments.

Barclays will not rely on the low credit risk exemption which would assume facilities of investment grade are not significantly deteriorated.

Determining the probability of default at initial recognition is expected to require management estimates, in particular for exposures issued before the effective date of IFRS 9. For certain revolving facilities such as credit cards and overdrafts, this is expected to be when the facility was first entered into which could be a long time in the past.

Management overlays and other exceptions to model outputs are applied only if consistent with the objective of identifying significant increases in credit risk.

◾	Forward-looking information

Credit losses are the expected cash shortfalls from what is contractually due over the expected life of the financial instrument, discounted at the original effective interest rate. Expected credit losses are the unbiased probability-weighted credit losses determined by evaluating a range of possible outcomes and considering future economic conditions. When there is a non-linear relationship between forward looking economic scenarios and their associated credit losses, a range of forward looking economic scenarios, currently expected to be a minimum of five, will be considered to ensure a sufficient unbiased representative sample of the complete distribution is included in determining the expected loss. Stress testing methodologies will be leveraged within forecasting economic scenarios for IFRS 9 purposes.

Barclays PLC and Barclays Bank PLC 2017 197

Notes to the financial statements

for the year ended 31 December 2017

1 Significant accounting policies continued

◾	Definition of default, credit impaired assets, write-offs, and interest income recognition

The definition of default for the purpose of determining expected credit losses has been aligned to the Regulatory Capital CRR Article 178 definition of default, which considers indicators that the debtor is unlikely to pay, includes exposures in forbearance and is no later than when the exposure is more than 90 days past due or 180 days past due in the case of UK mortgages. When exposures are identified as credit impaired or purchased or originated as such, IFRS 9 requires separate disclosure and interest income is required to be calculated on the carrying value net of the impairment allowance.

Credit impaired is expected to be when the exposure has defaulted which is also anticipated to align to when an exposure is identified as individually impaired under the incurred loss model of IAS 39. Write-off polices are not expected to change from IAS 39.

◾	Expected life

Lifetime expected credit losses must be measured over the expected life. This is restricted to the maximum contractual life and takes into account expected prepayment, extension, call and similar options. The exceptions are certain revolver financial instruments, such as credit cards and bank overdrafts, that include both a drawn and an undrawn component where the entity’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the entity’s exposure to credit losses to the contractual notice period. The expected life for these revolver facilities is expected to be behavioural life. Where data is insufficient or analysis inconclusive, an additional ‘maturity factor’ may be incorporated to reflect the full estimated life of the exposures, based upon experienced judgement and/or peer analysis. Potential future modifications of contracts are not taken into account when determining the expected life or exposure at default until they occur.

◾	Discounting

Expected credit losses are discounted at the effective interest rate (EIR) at initial recognition or an approximation thereof and consistent with income recognition. For loan commitments the EIR is that rate that is expected to apply when the loan is drawn down and a financial asset is recognised. Issued financial guarantee contracts are discounted at the risk free rate. Lease receivables are discounted at the rate implicit in the lease as prescribed in IAS 17. For variable/floating rate financial assets, the spot rate at the reporting date is used and projections of changes in the variable rate over the expected life are not made to estimate future interest cash flows or for discounting.

◾	Modelling techniques

Expected credit losses (ECL) are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the original effective interest rate. The regulatory Basel Committee of Banking Supervisors (BCBS) ECL calculations are leveraged for IFRS 9 modelling but adjusted for key differences which include:

BCBS requires 12 month through the economic cycle losses whereas IFRS 9 requires 12 months or lifetime point in time losses based on conditions at the reporting date and multiple forecasts of the future economic conditions over the expected lives; and

IFRS 9 models do not include certain conservative BCBS model floors and downturn assessments and require discounting to the reporting date at the original effective interest rate rather than using the cost of capital to the date of default.

Management adjustments will be made to modelled output to account for situations where known or expected risk factors and information have not been considered in the modelling process, for example forecast economic scenarios for uncertain political events.

ECL is measured at the individual financial instrument level, however a collective approach where financial instruments with similar risk characteristics are grouped together, with apportionment to individual financial instruments, is used where effects can only be seen at a collective level, for example for forward looking information.

For the IFRS 9 impairment assessment, Barclays Risk Models are used to determine the probability of default (PD), loss given default (LGD) and exposure at default (EAD). For stage 2 and 3, Barclays applies lifetime PDs but uses 12 month PDs for stage 1. The ECL drivers of PD, EAD and LGD are modelled at an account level which considers vintage, among other credit factors. Also, the assessment of significant increase in credit risk is based on the initial lifetime PD curve, which accounts for the different credit risk underwritten over time.

ii) Forbearance

Both performing and non-performing forbearance assets are classified as stage 3 except where it is established that the concession granted has not resulted in diminished financial obligation and that no other regulatory definitions of default criteria has been triggered, in which case the asset is classified as stage 2. The minimum probationary period for non-performing forbearance is 12 months and for performing forbearance, 24 months. Hence, a minimum of 36 months is required for non-performing forbearance to move out of a forborne state.

iii) Project governance and credit risk management

Barclays has a jointly accountable Risk and Finance implementation and governance programme with representation from all impacted departments. The current impairment Committee structures were initiated and tested from H1 2017, providing oversight for both IAS 39 and IFRS 9 impairment results.

The impairment reporting process commences with the production of economic scenarios. The Senior Scenario Review Committee (SSRC) reviews and approves the scenario narratives, the core set of macroeconomic variables, probability weightings, and any scenario specific management overlays which are used in all ECL models. The SSRC attests that the scenarios adequately account for the non-linearity and asymmetry of the loss distribution.

The Group Impairment Committee, formed of members from both Finance and Risk and attended by both the Group Finance Director and the CRO, is responsible for overseeing impairment policy and practice across Barclays Group and will approve impairment results.

Reported results and key messages are communicated to the Board Audit Committee, which has an oversight role and provides challenge of key assumptions, including the basis of the scenarios adopted.

198 Barclays PLC and Barclays Bank PLC 2017

1 Significant accounting policies continued

iv) Classification and measurement

IFRS 9 requires financial assets to be classified on the basis of two criteria:

1) the business model within which financial assets are managed, and

2) their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’).

Financial assets will be measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent solely payments of principal and interest.

Financial assets will be measured at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows represent solely payments of principal and interest.

Business models are determined on initial application and this may differ from the model before 1 January 2018 for certain portfolios. Barclays assesses the business model at a portfolio level. Information that is considered in determining the business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales. Financial assets managed on a fair value basis and those that are held for trading are held at fair value through profit and loss.

In assessing whether contractual cash flows are solely payments of principal and interest, terms that could change the contractual cash flows so that it would not meet the condition for solely payments of principal and interest are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election for non traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and impairment is not recognised in the income statement.

On 12 October 2017, the IASB published an amendment to IFRS 9, relating to prepayment features with negative compensation; this amendment is effective from 1 January 2019 with early application permitted, however has yet to be endorsed by the EU. This amendment allows financial assets with such features to be measured at amortised cost or fair value through other comprehensive income provided the SPPI (solely payments of principal and interest) criteria in IFRS 9 are otherwise met. In addition the amendment to IFRS 9 clarifies that a financial asset passes the SPPI criterion regardless of the event or circumstance that cause the early termination of the contract, and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. Such prepayment features are present in some fixed rate corporate and investment bank loans, and are considered to meet the criteria for amortised cost under IFRS 9. Prepayment features are consistent with the solely payments of principal and interest criteria if the prepayment feature substantially represents unpaid amounts of principal and interest and reasonable compensation for early termination of the contract.

While there are some classification changes these are not significant from a Group perspective.

v) Hedge accounting

IFRS 9 contains revised requirements on hedge accounting, adoption of which is optional. In addition certain aspects of IAS 39, being the portfolio fair value hedge for interest rate risk, continues to be available for entities (while applying IFRS 9 to the remainder of the entity’s hedge accounting relationships) until the IASB completes its accounting for dynamic risk management project.

Based on analysis performed, Barclays will continue applying IAS 39 hedge accounting, although it will implement the amended IFRS 7 hedge accounting disclosure requirements.

vi) Own credit

Barclays has applied the option in IFRS 9 to recognise changes in own credit for financial liabilities designated at fair value through profit and loss under the fair value option in other comprehensive income from 1 January 2017.

vii) Expected impact

IFRS 9 will be applied retrospectively on adoption on 1 January 2018. Opening shareholders’ equity is expected to decrease by approximately

£2.2bn post tax. This impact assessment has been estimated under an interim control environment with models that continue to undergo validation. The implementation of the comprehensive end state control environment will continue as Barclays introduces business as usual controls throughout 2018. Barclays will not restate comparatives on initial application of IFRS 9 on 1 January 2018.

IFRS 15 – Revenue from Contracts with Customers

In 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which will replace IAS 18 Revenue and IAS 11 Construction Contracts. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard establishes a more systematic approach for revenue measurement and recognition by introducing a five-step model governing revenue recognition. The five-step model includes 1) identifying the contract with the customer, 2) identifying each of the performance obligations included in the contract, 3) determining the amount of consideration in the contract, 4) allocating the consideration to each of the identified performance obligations and 5) recognising revenue as each performance obligation is satisfied. In April 2016, the IASB issued clarifying amendments to IFRS 15 which provide additional application guidance but did not change the underlying principles of the standard. The standard was endorsed by the EU in September 2016.

Barclays will implement this standard on 1 January 2018. Barclays has elected the cumulative effect transition method with a transition adjustment calculated as of 1 January 2018 and recognised in retained earnings without restating comparative periods. There are no significant impacts from the adoption of IFRS 15 in relation to the timing of when Barclays recognises revenues or when revenue should be recognised gross as a principal or net as an agent.

Barclays PLC and Barclays Bank PLC 2017 199

Notes to the financial statements

for the year ended 31 December 2017

1 Significant accounting policies continued

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. IFRS 16 will apply to all leases with the exception of licenses of intellectual property, rights held by licensing agreement within the scope of IAS 38 Intangible Assets, service concession arrangements, leases of biological assets within the scope of IAS 41 Agriculture, and leases of minerals, oil, natural gas and similar non-regenerative resources. IFRS 16 will not result in a significant change to lessor accounting; however for lessee accounting there will no longer be a distinction between operating and finance leases. Instead lessees will be required to recognise both a right of use asset and lease liability on balance sheet for all leases. As a result Barclays will observe an increase in both assets and liabilities for transactions currently accounted for as operating leases as at 1 January 2019 (the effective date of IFRS 16). A scope exemption will apply to short term and low value leases. Current project implementation efforts are focused on preparing and sourcing information. The standard was endorsed by the EU in November 2017. Barclays will implement this standard on 1 January 2019. Barclays is currently assessing the expected impact of adopting this standard.

IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005.

IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The standard is effective from 1 January 2021 and has not yet been endorsed by the EU. Barclays is currently assessing the expected impact of adopting this standard.

IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after 1 January 2018. Adoption of the amendments will not have a significant impact on Barclays.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

IFRIC 23 clarifies the application of IAS 12 to accounting for income tax treatments that have yet to be accepted by tax authorities, in scenarios where it may be unclear how tax law applies to a particular transaction or circumstance, or whether a taxation authority will accept an entity’s tax treatment. The effective date is 1 January 2019. Barclays is currently assessing the impact of IFRIC 23.

6. Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

◾	Credit impairment charges on page 204;

◾	Taxes on page 207;

◾	Fair value of financial instruments on page 216;

◾	Pensions and post retirement benefits - obligations on page 255; and

◾	Provisions including conduct and legal, competition and regulatory matters on page 237.

7. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:

◾	Credit risk on page 85 and tables on pages 96 to 116;

◾	Market risk on page 87 and the tables on pages 117 to 121;

◾	Treasury and capital risk – capital on pages 137 to 145; and

◾	Treasury and capital risk – liquidity on pages 124 to 136.

These disclosures are covered by the Audit opinions (included on pages 186 and 187) where referenced as audited.

8. Parent company accounts

The Parent company’s financial statements on pages 193 to 194 also form part of the notes to the consolidated financial statements.

200 Barclays PLC and Barclays Bank PLC 2017

The notes included in this section focus on the results and performance of the Group.

Information on the income generated, expenditure incurred, segmental performance, tax,

earnings per share and dividends are included here. For further detail on performance, please see income statement commentary within Financial review (unaudited) on page 167.

2 Segmental reporting

Presentation of segmental reporting

The Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

Barclays PLC is a transatlantic consumer and wholesale bank and for segmental reporting purposes defines its divisions as follows:

◾	Barclays UK which offers everyday products and services to retail customers and small to medium sized enterprises based in the UK. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business.

◾	Barclays International which delivers products and services designed for our larger corporate, wholesale and international banking clients. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions.

◾	Head Office which comprises head office and central support functions (including treasury) and businesses in transition.

The Non-Core segment was closed on 1 July 2017 with the residual assets and liabilities reintegrated into, and associated financial performance subsequently reported in, Barclays UK, Barclays International and Head Office. Financial results up until 30 June 2017 are reflected in the Non-Core segment within the Group’s results for the year ended 31 December 2017. Comparative results have not been restated.

Analysis of results by business
	Barclays UK £m	Barclays International £m	Head Office[a] £m	Barclays Non-Core[b] £m	Group results £m
For the year ended 31 December 2017
Total income	7,383	14,382	(159)	(530)	21,076
Credit impairment charges and other provisions	(783)	(1,506)	(17)	(30)	(2,336)
Net operating income/(expenses)	6,600	12,876	(176)	(560)	18,740
Operating expenses excluding UK bank levy and litigation and conduct	(4,030)	(9,321)	(277)	(256)	(13,884)
UK bank levy	(59)	(265)	(41)	–	(365)
Litigation and conduct	(759)	(269)	(151)	(28)	(1,207)
Operating expenses	(4,848)	(9,855)	(469)	(284)	(15,456)
Other net (expenses)/income[c]	(5)	254	(189)	197	257
Profit/(loss) before tax from continuing operations	1,747	3,275	(834)	(647)	3,541
Total assets (£bn)	237.4	856.1	39.7	–	1,133.2
Number of employees (full time equivalent)[d]	22,800	11,500	45,600	–	79,900

For the year ended 31 December 2016
Total income	7,517	14,995	103	(1,164)	21,451
Credit impairment charges and other provisions	(896)	(1,355)	–	(122)	(2,373)
Net operating income/(expenses)	6,621	13,640	103	(1,286)	19,078
Operating expenses excluding UK bank levy and litigation and conduct	(3,792)	(9,129)	(135)	(1,509)	(14,565)
UK bank levy	(48)	(284)	(2)	(76)	(410)
Litigation and conduct	(1,042)	(48)	(27)	(246)	(1,363)
Operating expenses	(4,882)	(9,461)	(164)	(1,831)	(16,338)
Other net (expenses)/income	(1)	32	128	331	490
Profit/(loss) before tax from continuing operations	1,738	4,211	67	(2,786)	3,230
Total assets (£bn)[e]	209.6	648.5	75.2	279.7	1,213
Number of employees (full time equivalent)[f]	36,000	36,900	100	5,500	119,300

Notes

a	The reintegration of Non-Core assets on 1 July 2017 resulted in the transfer of c.£9bn of assets into Head Office relating to a portfolio of Italian mortgages. The portfolio generated a loss before tax of £37m in the second half of the year and included assets of £9bn as at 31 December 2017.
b	The Non-Core segment was closed on 1 July 2017. Financial results up until 30 June 2017 are reflected in the Non-Core segment for 2017.
c	Other net (expenses)/income represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
d	As a result of the establishment of the Group Service Company in September 2017, employees who are now employed by the Group Service Company and who were previously allocated to, or were within, Barclays UK and Barclays International are now reported in Head Office.
e	Africa Banking assets held for sale were reported in Head Office for 2016.
f	Number of employees included 40,800 in relation to Africa Banking for 2016.

Barclays PLC and Barclays Bank PLC 2017 201

Notes to the financial statements

Performance/return

2 Segmental reporting continued

Analysis of results by business
	Barclays UK £m	Barclays International £m	Head Office £m	Barclays Non-Core £m	Group results £m
For the year ended 31 December 2015
Total income	7,343	13,747	338	612	22,040
Credit impairment charges and other provisions	(706)	(922)	–	(134)	(1,762)
Net operating income	6,637	12,825	338	478	20,278
Operating expenses excluding UK bank levy and litigation and conduct	(3,464)	(8,029)	(272)	(1,958)	(13,723)
UK bank levy	(77)	(253)	(8)	(88)	(426)
Litigation and conduct	(2,511)	(1,310)	(66)	(500)	(4,387)
Operating expenses	(6,052)	(9,592)	(346)	(2,546)	(18,536)
Other net income/(expenses)[a]	–	45	(106)	(535)	(596)
Profit/(loss) before tax from continuing operations	585	3,278	(114)	(2,603)	1,146
Total assets (£bn)[b]	202.5	532.2	59.4	325.8	1,120.0
Number of employees (full time equivalent)[c]	38,800	39,100	100	9,900	129,400

Notes

a	Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	Africa Banking assets held for sale were reported in Head Office for 2015.
c	Number of employees included 41,500 in relation to Africa Banking for 2015.

Income by geographic region
For the year ended 31 December	2017 £m	2016 £m	2015 £m
Continuing operations
UK	11,190	11,096	12,160
Europe	1,663	2,087	2,245
Americas	7,443	7,278	6,610
Africa and Middle East	251	419	387
Asia	529	571	638
Total	21,076	21,451	22,040

Income from individual countries which represent more than 5% of total income[a]
For the year ended 31 December	2017 £m	2016 £m	2015 £m
Continuing operations
UK	11,190	11,096	12,160
United States	6,871	6,876	6,228

Note

a	Total income based on counterparty location. Income from each single external customer does not amount to 10% or greater of the Group’s total income.

202 Barclays PLC and Barclays Bank PLC 2017

3 Net interest income

Accounting for interest income and expenses

The Group applies IAS 39 Financial Instruments: Recognition and Measurement. Interest income on loans and advances at amortised cost, financial investments debt securities, and interest expense on financial liabilities held at amortised cost, are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.

The effective interest method requires the Group to estimate future cash flows, in some cases based on its experience of customers’ behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities.

Barclays incurs certain costs to originate credit card balances with the most significant being co-brand partner fees. To the extent these costs are attributed to revolving customer balances they are capitalised and subsequently included within the calculation of the effective interest rate. They are amortised to interest income over the period of expected repayment of the originated balance. Costs attributed to transacting customer balances are recorded within fee and commission expense when incurred. There are no other individual estimates involved in the calculation of effective interest rates that are material to the results or financial position.

	2017 £m	2016 £m	2015 £m
Cash and balances with central banks	583	186	157
Financial investments	754	740	698
Loans and advances to banks	286	600	487
Loans and advances to customers	11,783	12,958	12,512
Other	225	57	99
Interest income	13,631	14,541	13,953
Deposits from banks	(370)	(265)	(128)
Customer accounts	(1,123)	(1,514)	(1,406)
Debt securities in issue	(915)	(990)	(553)
Subordinated liabilities	(1,223)	(1,104)	(1,015)
Other	(155)	(131)	(243)
Interest expense	(3,786)	(4,004)	(3,345)
Net interest income	9,845	10,537	10,608

Costs to originate credit card balances of £497m (2016: £480m; 2015: £368m) have been amortised to interest income during the period.

Interest income includes £48m (2016: £75m; 2015: £91m) accrued on impaired loans.

Included in net interest income is hedge ineffectiveness as detailed in Note 15 amounting to £(43)m in 2017 (2016: £71m; 2015: £81m).

4 Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2017 £m	2016 £m	2015 £m
Fee and commission income
Banking, investment management and credit related fees and commissions	8,622	8,452	8,340
Foreign exchange commission	129	118	130
Fee and commission income	8,751	8,570	8,470
Fee and commission expense	(1,937)	(1,802)	(1,611)
Net fee and commission income	6,814	6,768	6,859

Barclays PLC and Barclays Bank PLC 2017 203

Notes to the financial statements

Performance/return

5 Net trading income

Accounting for net trading income

In accordance with IAS 39, trading positions are held at fair value, and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from both the sale and purchase of trading positions, margins which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Own credit gains/(losses)

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss which was previously recorded in the income statement is now recognised within other comprehensive income.

	2017 £m	2016 £m	2015 £m
Trading income	3,500	2,803	2,996
Own credit (losses)/gains	–	(35)	430
Net trading income	3,500	2,768	3,426

Included within net trading income were gains of £640m (2016: £31m gain; 2015: £992m gain) on financial assets designated at fair value and gains of £472m (2016: £346m gain; 2015: £187m loss) on financial liabilities designated at fair value.

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 14 and Note 16.

	2017 £m	2016 £m	2015 £m
Net gain from disposal of available for sale investments	298	912	385
Dividend income	48	8	8
Net gain from financial instruments designated at fair value	338	158	193
Other investment income	177	246	511
Net investment income	861	1,324	1,097

7 Credit impairment charges and other provisions

Accounting for the impairment of financial assets

Loans and other assets held at amortised cost

In accordance with IAS 39, the Group assesses at each balance sheet date whether there is objective evidence that loan assets will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

◾	becoming aware of significant financial difficulty of the issuer or obligor;

◾	a breach of contract, such as a default or delinquency in interest or principal payments;

◾	the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider;

◾	it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

◾	the disappearance of an active market for that financial asset because of financial difficulties; and

◾	observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

Impairment assessments are conducted individually for significant assets, which comprise all wholesale customer loans and larger retail business loans, and collectively for smaller loans and for portfolio level risks, such as country or sectoral risks. For the purposes of the assessment, loans with similar credit risk characteristics are grouped together – generally on the basis of their product type, industry, geographical location, collateral type, past due status and other factors relevant to the evaluation of expected future cash flows.

The impairment assessment includes estimating the expected future cash flows from the asset or the group of assets, which are then discounted using the original effective interest rate calculated for the asset. If this is lower than the carrying value of the asset or the portfolio, an impairment allowance is raised.

If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Following impairment, interest income continues to be recognised at the original effective interest rate on the restated carrying amount, representing the unwind of the discount of the expected cash flows, including the principal due on non-accrual loans.

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Group’s internal processes when all reasonably expected recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

204 Barclays PLC and Barclays Bank PLC 2017

7 Credit impairment charges and other provisions continued

Available for sale (AFS) financial assets

Impairment of available for sale debt instruments

Debt instruments are assessed for impairment in the same way as loans. If impairment is deemed to have occurred, the cumulative decline in the fair value of the instrument that has previously been recognised in the AFS reserve is removed from reserves and recognised in the income statement. This may be reversed if there is evidence that the circumstances of the issuer have improved.

Impairment of available for sale equity instruments

Where there has been a prolonged or significant decline in the fair value of an equity instrument below its acquisition cost, it is deemed to be impaired. The cumulative net loss that has been previously recognised directly in the AFS reserve is removed from reserves and recognised in the income statement.

Increases in the fair value of equity instruments after impairment are recognised directly in other comprehensive income. Further declines in the fair value of equity instruments after impairment are recognised in the income statement.

Critical accounting estimates and judgements

The calculation of impairment involves the use of judgement based on the Group’s experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses employ as primary inputs, the extent to which accounts in the portfolio are in arrears, and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for retail portfolios is £2,095m (2016: £2,053m; 2015: £1,535m) and amounts to 90% (2016: 87%; 2015: 88%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £238m (2016: £299m; 2015: £209m) and amounts to 10% (2016: 13%; 2015: 12%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review on page 114.

	2017 £m	2016 £m	2015 £m
New and increased impairment allowances	3,187	3,259	2,641
Releases	(533)	(551)	(535)
Recoveries	(334)	(365)	(350)
Impairment charges on loans and advances	2,320	2,343	1,756
Provision charges/(releases) for undrawn contractually committed facilities and guarantees provided	13	9	(12)
Loan impairment	2,333	2,352	1,744
Available for sale investment	3	21	18
Reverse repurchase agreements	–	–	–
Credit impairment charges and other provisions	2,336	2,373	1,762

Barclays PLC and Barclays Bank PLC 2017 205

Notes to the financial statements

Performance/return

8 Operating expenses

Accounting for staff costs

The Group applies IAS 19 Employee benefits in its accounting for most of the components of staff costs.

Short-term employee benefits – salaries, accrued performance costs and social security are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the payments.

Deferred cash and share awards are made to employees to incentivise performance over the period employees provide services. To receive payment under an award, employees must provide service over the vesting period. The period over which the expense for deferred cash and share awards is recognised is based upon the period employees consider their services contribute to the awards. For past awards, the Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest. In relation to awards granted from 2017, the Group, taking into account the changing employee understanding surrounding those awards, considered it appropriate for expense to be recognised over the vesting period including the financial year prior to the grant date.

The accounting policies for share-based payments, and pensions and other post-retirement benefits are included in Note 34 and Note 35 respectively.

	2017 £m	2016 £m	2015 £m
Infrastructure costs
Property and equipment	1,363	1,180	1,082
Depreciation of property, plant and equipment	446	492	475
Operating lease rentals	342	561	411
Amortisation of intangible assets	715	670	570
Impairment of property, equipment and intangible assets	80	95	150
(Gain)/loss on property disposals	3	–	3
Total infrastructure costs	2,949	2,998	2,691
Administration and general costs
Consultancy, legal and professional fees	1,127	1,105	1,078
Subscriptions, publications, stationery and communications	630	644	678
Marketing, advertising and sponsorship	433	435	451
Travel and accommodation	150	136	188
UK bank levy	365	410	425
Goodwill impairment	–	–	102
Other administration and general expenses	542	187	61
Total administration and general costs	3,247	2,917	2,983
Staff costs	8,560	9,423	8,853
Provision for UK customer redress	700	1,000	2,772
Provision for ongoing investigations and litigation including Foreign Exchange	–	–	1,237
Operating expenses	15,456	16,338	18,536

9 Profit/(loss) on disposal of subsidiaries, associates and joint ventures

During the year, the profit on disposal of subsidiaries, associates and joint ventures was £187m (2016: profit of £420m; 2015: loss of £637m), principally relating to the sale of VocaLink and Barclays Wealth Services Japan. Please refer to Note 43 for further detail.

206 Barclays PLC and Barclays Bank PLC 2017

10 Tax

Accounting for income taxes

Barclays applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (Current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offset against taxable profits arising in the current or prior periods. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except in certain circumstances where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

The Group considers an uncertain tax position to exist when it considers that ultimately, in the future, the amount of profit subject to tax may be greater than the amount initially reflected in the Group’s tax returns. The Group accounts for provisions in respect of uncertain tax positions in two different ways.

A current tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will alter the amount of cash tax due to, or from, a tax authority in the future. From recognition, the current tax provision is then measured at the amount the Group ultimately expects to pay the tax authority to resolve the position.

Deferred tax provisions are adjustments made to the carrying value of deferred tax assets in respect of uncertain tax positions. A deferred tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will result in a reduction in the carrying value of the deferred tax asset. From recognition of a provision, measurement of the underlying deferred tax asset is adjusted to take into account the expected impact of resolving the uncertain tax position on the loss or temporary difference giving rise to the deferred tax asset.

The approach taken to measurement takes account of whether the uncertain tax position is a discrete position that will be reviewed by the tax authority in isolation from any other position, or one of a number of issues which are expected to be reviewed together concurrently and resolved simultaneously with a tax authority. Barclays’ measurement of provisions is based upon its best estimate of the additional profit that will become subject to tax. For a discrete position, consideration is given only to the merits of that position. Where a number of issues are expected to be reviewed and resolved together, Barclays will take into account not only the merits of its position in respect of each particular issue but also the overall level of provision relative to the aggregate of the uncertain tax positions across all the issues that are expected to be resolved at the same time. In addition, in assessing provision levels, it is assumed that tax authorities will review uncertain tax positions and that all facts will be fully and transparently disclosed.

Critical accounting estimates and judgements

There are two key areas of judgement that impact the reported tax position. Firstly, the level of provisioning for uncertain tax positions; and secondly, the recognition and measurement of deferred tax assets.

The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of current and deferred tax balances, including provisions for uncertain tax positions in the next financial year. The provisions for uncertain tax positions cover a diverse range of issues and reflect advice from external counsel where relevant. It should be noted that only a proportion of the total uncertain tax positions will be under audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.

Deferred tax assets have been recognised based on business profit forecasts. Detail on the recognition of deferred tax assets is provided in this note.

	2017 £m	2016 £m	2015 £m
Current tax charge/(credit)
Current year	768	896	1,605
Adjustments in respect of prior years	55	(361)	(188)
	823	535	1,417
Deferred tax charge/(credit)
Current year	1,507	393	(346)
Adjustments in respect of prior years	(90)	65	78
	1,417	458	(268)
Tax charge	2,240	993	1,149

Barclays PLC and Barclays Bank PLC 2017 207

Notes to the financial statements

Performance/return

10 Tax continued

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2017 £m	2017%		2016 £m	2016%		2015 £m	2015%
Profit before tax from continuing operations	3,541			3,230			1,146
Tax charge based on the standard UK corporation tax rate of 19.25% (2016: 20%; 2015: 20.25%)	682	19.3%		646	20.0%		232	20.3%
Impact of profits/losses earned in territories with different statutory rates to the UK
(weighted average tax rate is 29.4% (2016: 32.8%; 2015: 33.4%))	356	10.1%		415	12.8%		151	13.1%

Recurring items:
Non-creditable taxes including withholding taxes	191	5.4%		277	8.6%		309	27.0%
Non-deductible expenses	90	2.5%		114	3.5%		67	5.8%
Impact of UK bank levy being non-deductible	70	2.0%		82	2.5%		96	8.4%
Tax adjustments in respect of share-based payments	5	0.1%		34	1.1%		30	2.6%
Non-taxable gains and income	(178)	(5.0%	)	(199)	(6.2%	)	(197)	(17.2%	)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(71)	(2.0%	)	(178)	(5.5%	)	(71)	(6.2%	)

Impact of Barclays Bank PLC’s overseas branches being taxed both locally and in the
UK	(61)	(1.7%	)	(128)	(4.0%	)	(35)	(3.1%	)
Adjustments in respect of prior years	(35)	(1.0%	)	(296)	(9.2%	)	(110)	(9.6%	)
Other items	128	3.6%		88	2.7%		144	12.6%

Non-recurring items:
Re-measurement of US deferred tax assets due to US tax rate reduction	1,177	33.2%		–	–		–	–
Impact of the UK branch exemption election on US branch deferred tax assets	(276)	(7.8%	)	–	–		–	–

Non-deductible provisions for UK customer redress	129	3.6%		203	6.3%		283	24.7%
Non-deductible provisions for investigations and litigation	72	2.0%		48	1.5%		261	22.8%
Non-taxable gains and income on divestments	(39)	(1.1%	)	(180)	(5.6%	)	(50)	(4.4%	)
Non-deductible impairments and losses on divestments	–	–		67	2.1%		39	3.4%

Total tax charge	2,240	63.3%		993	30.7%		1,149	100.3%

Factors driving the effective tax rate

The effective tax rate of 63.3% is higher than the UK corporation tax rate of 19.25% primarily due to the impact of the Tax Cuts and Jobs Act (“US Tax Reform”), enacted on 22 December 2017, which reduced the one-off US federal corporate income tax rate from 35% to 21%. As the rate reduction was enacted before the balance sheet date, this has resulted in a tax charge as a result of the re-measurement of the Group’s US deferred tax assets in the 2017 period. This downward re-measurement of the Group’s US deferred tax assets as a result of the rate reduction is partially offset by the increase in the value of the US branch deferred tax assets as a result of Barclays Bank PLC making a tax election in the period to exclude the future profits and losses of its overseas branches from UK taxation.

In addition the effective tax rate is also affected by profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate, provisions for UK customer redress, investigations and litigation being non-deductible for tax purposes, non-creditable taxes and non-deductible expenses including UK bank levy. These factors, which have each increased the effective tax rate, are partially offset by the impact of non-taxable gains and income in the period.

The Group’s future tax charge will be sensitive to the geographic mix of profits earned and the tax rates in force in the jurisdictions that we operate in. In the UK, legislation to reduce the corporation tax rate to 17% from 1 April 2020 has been enacted.

The reduction of the US federal corporate income tax rate to 21% from 1 January 2018 is expected to have a positive impact on the returns generated by the Group’s US business. The ultimate impact however, is subject to any effect of the Base Erosion Anti-abuse Tax (“BEAT”), which was introduced by US Tax Reform and presented as an anti-avoidance provision, but is capable of having broad application to companies making payments to foreign affiliates. The provisions introducing the BEAT are complex and there are currently uncertainties surrounding their practical and technical application. The Group is currently considering any future impact of the BEAT which may reduce the benefit of the reduction in the US federal corporate income tax rate.

Tax in the consolidated statement of comprehensive income

The tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax charge of £5m (2016: £21m credit) relating to share-based payments.

Tax in respect of discontinued operation

Tax relating to the discontinued operation can be found in the BAGL disposal group income statement (refer to Note 43). The tax charge of £154m (2016: £306m charge) relates entirely to the profit from the ordinary activities of the discontinued operation.

208 Barclays PLC and Barclays Bank PLC 2017

10 Tax continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2017 £m	2016 £m
Assets	561	415
Liabilities	(737)	(903)
As at 1 January	(176)	(488)
Income statement from continuing operations	(823)	(535)
Other comprehensive income	93	23
Corporate income tax paid	708	780
Other movements	94	44
	(104)	(176)
Assets	482	561
Liabilities	(586)	(737)
As at 31 December	(104)	(176)

Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:
	2017 £m	2016 £m
Intermediate Holding Company (“IHC Tax Group”)	1,413	2,207
Barclays Bank PLC (“US Branch Tax Group”)	1,234	1,766
Barclays PLC - UK tax group	492	575
Other	318	321
Deferred tax asset	3,457	4,869
Deferred tax liability	(44)	(29)
Net deferred tax	3,413	4,840

US deferred tax assets in the IHC and US Branch Tax Groups

The deferred tax asset in the IHC Tax Group of £1,413m (2016: £2,207m) includes £286m (2016: £321m) relating to tax losses and the deferred tax asset in the US Branch Tax Group of £1,234m (2016: £1,766m) includes £283m (2016: £142m) relating to tax losses. The deferred tax assets of the Group’s US business have been re-measured due to the reduction in the US federal corporate income tax rate enacted in the year. No account has been taken of the impact of any potential future BEAT liabilities in measuring the US deferred tax assets and liabilities and any future BEAT liabilities would be accounted for in the period they arise. Under US tax rules, losses occurring prior to 1 January 2018 can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2011 in the IHC Tax Group and 2008 in the US Branch Tax Group and therefore any unused amounts may begin to expire in 2031 and 2028 respectively. The remaining US deferred tax assets relate to temporary differences for which there is no time limit on recovery. The deferred tax assets for the IHC and the US Branch Tax Groups’ tax losses are currently projected to be fully utilised by 2019.

In prior periods the US Branch deferred tax assets have been measured as the difference between the UK and US tax rates to take into account UK taxation expected to arise on the profits of the US Branch. During the period, Barclays Bank PLC made a UK tax election that causes the future profits or losses of the Company’s overseas branches to be excluded from the charge to UK tax and therefore subject to tax only in the applicable overseas jurisdiction. The deferred tax assets held by the US Branch of Barclays Bank PLC have been re-measured to the US tax rate as a result of this election.

UK tax group deferred tax asset

The deferred tax asset in the UK tax group of £492m (2016: £575m) relates entirely to temporary differences.

Other deferred tax assets

The deferred tax asset of £318m (2016: £321m) in other entities within the Group includes £27m (2016: £40m) relating to tax losses carried forward. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that the losses and temporary differences will be utilised.

Barclays PLC and Barclays Bank PLC 2017 209

Notes to the financial statements

Performance/return

10 Tax continued

Of the deferred tax asset of £318m (2016: £321m), an amount of £218m (2016: £267m) relates to entities which have suffered a loss in either the current or prior year. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

	Fixed asset timing differences £m	Available for sale investments £m	Cash flow hedges £m	Retirement benefit obligations £m	Loan impairment allowance £m	Other provisions £m	Tax losses carried forward £m	Share-based payments and deferred compensation £m	Other £m	Total £m
Assets	1,801	183	–	91	151	251	503	732	2,013	5,725
Liabilities	(92)	(141)	(333)	–	–	–	–	–	(319)	(885)
At 1 January 2017	1,709	42	(333)	91	151	251	503	732	1,694	4,840
Income statement	(353)	–	–	(322)	(38)	(69)	131	(307)	(459)	(1,417)
Other comprehensive income	–	(3)	262	49	–	–	–	(22)	22	308
Other movements	(118)	–	(4)	16	(5)	(25)	(38)	(19)	(125)	(318)
	1,238	39	(75)	(166)	108	157	596	384	1,132	3,413
Assets	1,266	200	1	52	108	157	596	384	1,362	4,126
Liabilities	(28)	(161)	(76)	(218)	–	–	–	–	(230)	(713)
At 31 December 2017	1,238	39	(75)	(166)	108	157	596	384	1,132	3,413

Assets	2,008	28	5	95	157	261	902	623	1,511	5,590
Liabilities	(194)	(70)	(239)	(144)	–	–	–	–	(570)	(1,217)
At 1 January 2016	1,814	(42)	(234)	(49)	157	261	902	623	941	4,373
Income statement	(358)	9	(7)	(8)	52	17	(522)	15	344	(458)
Other comprehensive income	–	49	(61)	132	–	–	–	20	(6)	134
Other movements	253	26	(31)	16	(58)	(27)	123	74	415	791
	1,709	42	(333)	91	151	251	503	732	1,694	4,840
Assets	1,801	183	–	91	151	251	503	732	2,013	5,725
Liabilities	(92)	(141)	(333)	–	–	–	–	–	(319)	(885)
At 31 December 2016	1,709	42	(333)	91	151	251	503	732	1,694	4,840

Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions, disposals and transfers to held for sale.

The amount of deferred tax liability expected to be settled after more than 12 months is £522m (2016: £273m). The amount of deferred tax assets expected to be recovered after more than 12 months is £3,399m (2016: £5,066m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Tax losses and temporary differences

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £157m (2016: £64m) and gross tax losses of £17,919m (2016: £16,820m). The tax losses include capital losses of £3,126m (2016: £3,138m) and unused tax credits of £546m (2016: £514m). Of these tax losses, £409m (2016: £394m) expire within five years, £193m (2016: £57m) expire within six to ten years, £2,016m (2016: £358m) expire within 11 to 20 years and £15,301m (2016: £16,011m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Group investments in subsidiaries, branches and associates

Deferred tax is not recognised in respect of the value of Group’s investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised decreased in the period to £0.1bn (2016: £2bn) following the reduction of the Group’s holding in BAGL during 2017.

210 Barclays PLC and Barclays Bank PLC 2017

11 Earnings per share
				2017 £m	2016 £m	2015 £m
(Loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations				(1,922)	1,623	(394)
Tax credit on profit after tax attributable to other equity instrument holders				174	128	70
Total (loss)/profit attributable to ordinary equity holders of the parent in respect of continuing and discontinued operations				(1,748)	1,751	(324)

Continuing operations
Profit/(loss) attributable to ordinary equity holders of the parent in respect of continuing operations				413	1,434	(696)
Tax credit on profit after tax attributable to other equity instrument holders				174	128	70
Profit/(loss) attributable to equity holders of the parent in respect of continuing operations				587	1,562	(626)

Discontinued operation
(Loss)/profit attributable to ordinary equity holders of the parent in respect of discontinued operations				(2,335)	189	302
Dilutive impact of convertible options in respect of discontinued operations				–	(1)	–
(Loss)/profit attributable to equity holders of the parent in respect of discontinued operations including dilutive impact on convertible options				(2,335)	188	302
				–
(Loss)/profit attributable to equity holders of the parent in respect of continuing and discontinued operations including dilutive impact on convertible options				(1,748)	1,750	(324)

				2017 million	2016 million	2015 million
Basic weighted average number of shares in issue				16,996	16,860	16,687
Number of potential ordinary shares				288	184	367
Diluted weighted average number of shares				17,284	17,044	17,054

	Basic earnings per share			Diluted earnings per share
	2017 p	2016 p	2015 p	2017 p	2016 p	2015 p
(Loss)/earnings per ordinary share	(10.3)	10.4	(1.9)	(10.1)	10.3	(1.9)
Earnings/(loss) per ordinary share in respect of continuing operations	3.5	9.3	(3.7)	3.4	9.2	(3.7)
(Loss)/earnings per ordinary share in respect of discontinued operation	(13.8)	1.1	1.8	(13.5)	1.1	1.8

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 288m (2016: 184m) shares. The increase in the number of potential ordinary shares is mainly due to the widening of the spread between the average share price of £2.08 (2016: £1.74) and the average weighted strike price of £1.41 (2016: £1.88) compared to the prior year. The total number of share options outstanding, under schemes considered to be potentially dilutive, was 534m (2016: 584m). These options have strike prices ranging from £1.20 to £2.28.

Of the total number of employee share options and share awards at 31 December 2017, 10m (2016: 93m) were anti-dilutive.

The 136m (2016: 173m) increase in the basic weighted average number of shares since 31 December 2016 to 16,996m is primarily due to shares issued under employee share schemes and the Scrip Dividend Programme.

12 Dividends on ordinary shares

The Directors have approved a final dividend in respect of 2017 of 2.0p per ordinary share of 25p each which will be paid on 05 April 2018 to shareholders on the Share Register on 02 March 2018 resulting in a total dividend of 3.0p per share for the year. On 31 December 2017, there were 17,060m ordinary shares in issue. The financial statements for the year ended 31 December 2017 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2018. The 2017 financial statements include the 2017 interim dividends of £170m (2016: £169m) and final dividend declared in relation to 2016 of £339m (2016: £588m). Dividends are funded out of distributable reserves.

Barclays PLC and Barclays Bank PLC 2017 211

Notes to the financial statements

Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arm’s-length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Detail regarding the Group’s approach to managing market risk can be found on pages 117 to 121.

13 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

	Trading portfolio assets		Trading portfolio liabilities
	2017 £m	2016 £m	2017 £m	2016 £m
Debt securities and other eligible bills	51,200	38,789	(29,045)	(26,842)
Equity securities	59,338	38,329	(8,306)	(7,831)
Traded loans	3,140	2,975	–	–
Commodities	82	147	–	(14)
Trading portfolio assets/(liabilities)	113,760	80,240	(37,351)	(34,687)

14 Financial assets designated at fair value

Accounting for financial assets designated at fair value

In accordance with IAS 39, financial assets may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics described in Note 15.

The details on how the fair value amounts are derived for financial assets designated at fair value are described in Note 18.

	2017 £m	2016 £m
Loans and advances	11,037	10,519
Debt securities	15	70
Equity securities	4,670	4,558
Reverse repurchase agreements	100,040	63,162
Customers’ assets held under investment contracts	–	37
Other financial assets	519	262
Financial assets designated at fair value	116,281	78,608

Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at 31 December		Changes in fair value during the year ended		Cumulative changes in fair value from inception
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Loans and advances designated at fair value, attributable to credit risk	11,037	10,519	10	(42)	2	(42)
Value mitigated by related credit derivatives	256	339	1	(2)	(12)	(13)

212 Barclays PLC and Barclays Bank PLC 2017

15 Derivative financial instruments

Accounting for derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, net trading income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.

The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss, except for derivatives that are in a designated cash flow or net investment hedge accounting relationship. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or other financial asset or liability (the host), which, had it been a standalone contract, would have had met the definition of a derivative. If these are separated from the host i.e. when the economic characteristics of the embedded derivative are not closely related with those of the host contract and the combined instrument is not measured at fair value though profit or loss, then they are accounted for in the same way as derivatives.

Hedge accounting

The Group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its interest and currency risk management strategies. Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation, as appropriate to the risks being hedged.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost.

If hedge relationships no longer meet the criteria for hedge accounting, hedge accounting is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in other comprehensive income, and then recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments

The Group’s net investments in foreign operations, including monetary items accounted for as part of the net investment, are hedged for foreign currency risks using both derivatives and foreign currency borrowings. Hedges of net investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is being recognised directly in other comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Group’s investment in the operation.

Total derivatives	2017			2016
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Total derivative assets/(liabilities) held for trading	35,686,673	237,504	(237,236)	36,185,820	345,624	(339,646)
Total derivative assets/(liabilities) held for risk management	231,348	165	(1,109)	336,524	1,002	(841)
Derivative assets/(liabilities)	35,918,021	237,669	(238,345)	36,522,344	346,626	(340,487)
Further information on netting arrangements of derivative financial instruments can be found within Note 19.

Trading derivatives are managed within the Group’s market risk management policies, which are outlined on pages 117 to 121.

The Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit risk section on pages 96 to 116.

Barclays PLC and Barclays Bank PLC 2017 213

Notes to the financial statements

Assets and liabilities held at fair value

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading	2017			2016
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Foreign exchange derivatives
Forward foreign exchange	3,131,184	26,534	(26,177)	2,308,922	32,442	(30,907)
Currency swaps	1,098,587	23,675	(22,003)	1,086,552	40,083	(40,164)
OTC options bought and sold	506,156	4,056	(4,665)	772,031	6,338	(6,762)
OTC derivatives	4,735,927	54,265	(52,845)	4,167,505	78,863	(77,833)
Foreign exchange derivatives cleared by central counterparty	59,618	607	(585)	43,478	366	(388)
Exchange traded futures and options – bought and sold	24,266	30	(30)	18,813	31	(27)
Foreign exchange derivatives	4,819,811	54,902	(53,460)	4,229,796	79,260	(78,248)
Interest rate derivatives
Interest rate swaps	5,680,977	121,560	(112,187)	4,799,897	153,822	(143,059)
Forward rate agreements	268,277	87	(88)	296,559	999	(968)
OTC options bought and sold	2,384,453	27,235	(29,635)	2,522,430	42,412	(43,373)
OTC derivatives	8,333,707	148,882	(141,910)	7,618,886	197,233	(187,400)
Interest rate derivatives cleared by central counterparty[a]	13,215,545	3,675	(3,390)	14,439,407	30,503	(31,528)
Exchange traded futures and options – bought and sold	7,644,560	362	(358)	7,952,733	397	(370)
Interest rate derivatives	29,193,812	152,919	(145,658)	30,011,026	228,133	(219,298)
Credit derivatives
OTC swaps	411,160	7,595	(6,233)	615,057	11,811	(10,513)
Credit derivatives cleared by central counterparty	303,841	4,954	(5,319)	332,743	4,462	(4,572)
Credit derivatives	715,001	12,549	(11,552)	947,800	16,273	(15,085)
Equity and stock index derivatives
OTC options bought and sold	58,456	5,262	(9,591)	102,545	6,766	(8,837)
Equity swaps and forwards	103,283	2,235	(5,478)	105,120	2,253	(4,435)
OTC derivatives	161,739	7,497	(15,069)	207,665	9,019	(13,272)
Exchange traded futures and options – bought and sold	632,662	7,201	(9,050)	585,620	8,070	(8,600)
Equity and stock index derivatives	794,401	14,698	(24,119)	793,285	17,089	(21,872)
Commodity derivatives
OTC options bought and sold	4,465	32	(103)	14,053	395	(461)
Commodity swaps and forwards	12,755	662	(753)	16,086	1,528	(1,821)
OTC derivatives	17,220	694	(856)	30,139	1,923	(2,282)
Exchange traded futures and options – bought and sold	146,428	1,742	(1,591)	173,774	2,946	(2,861)
Commodity derivatives	163,648	2,436	(2,447)	203,913	4,869	(5,143)
Derivative assets/(liabilities) held for trading	35,686,673	237,504	(237,236)	36,185,820	345,624	(339,646)

Total OTC derivatives held for trading	13,659,753	218,933	(216,913)	12,639,252	298,849	(291,300)
Total derivatives cleared by central counterparty held for trading	13,579,004	9,236	(9,294)	14,815,628	35,331	(36,488)
Total exchange traded derivatives held for trading	8,447,916	9,335	(11,029)	8,730,940	11,444	(11,858)
Derivative assets/(liabilities) held for trading	35,686,673	237,504	(237,236)	36,185,820	345,624	(339,646)

214 Barclays PLC and Barclays Bank PLC 2017

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management	2017			2016
	Notional			Notional
	contract	Fair value		contract	Fair value
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives designated as cash flow hedges
Currency swaps	–	–	–	1,357	453	–
Interest rate swaps	1,482	7	(3)	5,965	154	(6)
Interest rate derivatives cleared by central counterparty	122,103	–	–	181,541	62	(27)
Derivatives designated as cash flow hedges	123,585	7	(3)	188,863	669	(33)
Derivatives designated as fair value hedges
Interest rate swaps	7,345	117	(1,096)	10,733	301	(744)
Interest rate derivatives cleared by central counterparty	97,436	–	–	130,842	–	–
Derivatives designated as fair value hedges	104,781	117	(1,096)	141,575	301	(744)
Derivatives designated as hedges of net investments
Forward foreign exchange	2,982	41	(10)	6,086	32	(64)
Derivatives designated as hedges of net investments	2,982	41	(10)	6,086	32	(64)
Derivative assets/(liabilities) held for risk management	231,348	165	(1,109)	336,524	1,002	(841)

Total OTC derivatives held for risk management	11,809	165	(1,109)	24,141	940	(814)
Total derivatives cleared by central counterparty held for risk management	219,539	–	–	312,383	62	(27)
Derivative assets/(liabilities) held for risk management	231,348	165	(1,109)	336,524	1,002	(841)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

		Up to	One to	Two to	Three to	Four to	More than
	Total	one year	two years	three years	four years	five years	five years
	£m	£m	£m	£m	£m	£m	£m
2017
Forecast receivable cash flows	2,671	484	584	561	416	305	321
Forecast payable cash flows	–	–	–	–	–	–	–

2016
Forecast receivable cash flows	2,616	455	531	511	411	327	381
Forecast payable cash flows	52	15	16	7	6	5	3

The maximum length of time over which the Group hedges exposure to the variability in future cash flows for forecast transactions, excluding those forecast transactions related to the payment of variable interest on existing financial instruments is 10 years (2016: 10 years).

Amounts recognised in net interest income	2017 £m	2016 £m
Gains on the hedged items attributable to the hedged risk	550	1,787
Losses on the hedging instruments	(460)	(1,741)
Fair value ineffectiveness	90	46
Cash flow hedging ineffectiveness	(135)	28
Net investment hedging ineffectiveness	2	(3)

Gains and losses transferred from the cash flow hedging reserve to the income statement included a £nil (2016: £17m gain) transferred to interest income; a £632m gain (2016: £491m gain) to interest expense; a £nil (2016: £17m gain) to administration and general expenses; and a £nil (2016: £75m loss) to taxation.

Barclays PLC and Barclays Bank PLC 2017 215

Notes to the financial statements

Assets and liabilities held at fair value

16 Financial investments

Accounting for financial investments

Available for sale financial assets are held at fair value with gains and losses being included in other comprehensive income. The Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in net interest income (Note 3) or, net investment income (Note 6). On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

Held to maturity assets are held at amortised cost. The Group uses this classification when there is an intent and ability to hold the asset to maturity. Interest on the investments are recognised in the income statement within net interest income (Note 3).

	2017 £m	2016 £m
Available for sale debt securities and other eligible bills	52,020	57,703
Available for sale equity securities	1,787	438
Held to maturity debt securities	5,109	5,176
Financial investments	58,916	63,317

17 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). Movements in own credit are reported through other comprehensive income from January 2017 upon early adoption of IFRS 9. The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

The details on how the fair value amounts are arrived for financial liabilities designated at fair value are described in Note 18.

	2017		2016
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	42,563	46,920	34,985	37,034
Deposits	4,448	4,414	5,269	5,303
Liabilities to customers under investment contracts	–	–	37	–
Repurchase agreements	126,691	126,822	55,710	55,760
Other financial liabilities	16	16	30	30
Financial liabilities designated at fair value	173,718	178,172	96,031	98,127

The cumulative own credit net loss recognised is £179m (2016: £239m loss).

18 Fair value of financial instruments

Accounting for financial assets and liabilities – fair values

The Group applies IAS 39. All financial instruments are initially recognised at fair value on the date of initial recognition (including transaction costs, other than financial instruments held at fair value through profit or loss) and, depending on the classification of the asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Group’s financial assets and liabilities, especially derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data such as in primary issuance and redemption activity for structured notes.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument’s fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument should be recognised at the fair value derived from such observable market data.

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (‘Day One profit’) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

216 Barclays PLC and Barclays Bank PLC 2017

18 Fair value of financial instruments continued

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 224.

Critical accounting estimates and judgements

The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs (‘Level 3’ assets and liabilities). This note provides information on these instruments, including the related unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

Valuation

IFRS 13 Fair Value Measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs – Level 2

Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3

Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2017				2016
	Valuation technique using				Valuation technique using
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Trading portfolio assets	63,925	47,858	1,977	113,760	41,550	36,625	2,065	80,240
Financial assets designated at fair value	4,347	104,187	7,747	116,281	4,031	64,630	9,947	78,608
Derivative financial assets	3,786	228,549	5,334	237,669	5,261	332,819	8,546	346,626
Available for sale investments	22,841	30,571	395	53,807	21,218	36,551	372	58,141
Investment property	–	–	116	116	–	–	81	81
Assets included in disposal groups classified as held for sale[a]	–	–	29	29	6,754	8,511	6,009	21,274
Total assets	94,899	411,165	15,598	521,662	78,814	479,136	27,020	584,970

Trading portfolio liabilities	(20,905)	(16,442)	(4)	(37,351)	(20,205)	(14,475)	(7)	(34,687)
Financial liabilities designated at fair value	–	(173,238)	(480)	(173,718)	(70)	(95,121)	(840)	(96,031)
Derivative financial liabilities	(3,631)	(229,517)	(5,197)	(238,345)	(5,051)	(328,265)	(7,171)	(340,487)
Liabilities included in disposal groups classified as held for sale[a]	–	–	–	–	(397)	(5,224)	(6,201)	(11,822)
Total liabilities	(24,536)	(419,197)	(5,681)	(449,414)	(25,723)	(443,085)	(14,219)	(483,027)

Note

a	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

Barclays PLC and Barclays Bank PLC 2017 217

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type.

Assets and liabilities held at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using
	Level 1 £m	Level 2 £m	Level 3 £m	Level 1 £m	Level 2 £m	Level 3 £m
As at 31 December 2017
Interest rate derivatives	–	150,325	2,718	–	(143,890)	(2,867)
Foreign exchange derivatives	–	54,783	160	–	(53,346)	(124)
Credit derivatives	–	11,163	1,386	–	(11,312)	(240)
Equity derivatives	3,786	9,848	1,064	(3,631)	(18,527)	(1,961)
Commodity derivatives	–	2,430	6	–	(2,442)	(5)
Government and government sponsored debt	34,783	49,853	49	(13,079)	(13,116)	–
Corporate debt	–	15,098	871	–	(3,580)	(4)
Certificates of deposit, commercial paper and other money market instruments	–	1,491	–	–	(7,377)	(250)
Reverse repurchase and repurchase agreements	–	100,038	–	–	(126,691)	–
Non-asset backed loans	–	5,710	6,657	–	–	–
Asset backed securities	–	1,837	626	–	(221)	–
Issued debt	–	–	–	–	(38,176)	(214)
Equity cash products	56,322	7,690	112	(7,826)	(388)	–
Private equity investments	8	1	817	–	–	(16)
Assets and liabilities held for sale	–	–	29	–	–	–
Other[a]	–	898	1,103	–	(131)	–
Total	94,899	411,165	15,598	(24,536)	(419,197)	(5,681)

As at 31 December 2016
Interest rate derivatives	–	222,892	5,759	–	(215,213)	(4,860)
Foreign exchange derivatives	–	79,612	132	–	(78,263)	(51)
Credit derivatives	–	14,662	1,611	–	(14,844)	(241)
Equity derivatives	4,210	11,842	1,037	(4,058)	(15,808)	(2,007)
Commodity derivatives	1,052	3,809	8	(991)	(4,138)	(13)
Government and government sponsored debt	31,203	49,834	3	(12,761)	(11,454)	–
Corporate debt	46	11,921	969	(27)	(1,907)	(5)
Certificates of deposit, commercial paper and other money market instruments	–	994	–	–	(6,936)	(319)
Reverse repurchase and repurchase agreements	–	63,162	–	–	(55,710)	–
Non-asset backed loans	–	2,888	8,767	–	–	–
Asset backed securities	–	1,956	515	–	(256)	–
Issued debt	–	–	–	–	(31,973)	(298)
Equity cash products	35,399	6,478	150	(7,416)	(934)	(2)
Private equity investments	23	110	856	–	(18)	(12)
Assets and liabilities held for sale	6,754	8,511	6,009	(397)	(5,224)	(6,201)
Other[a]	127	465	1,204	(73)	(407)	(210)
Total	78,814	479,136	27,020	(25,723)	(443,085)	(14,219)

Note

a	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of the valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation techniques used for the material products within Levels 2 and 3, and observability and sensitivity analysis for products within Level 3, are described below.

Interest rate derivatives

Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs, and use industry standard or bespoke models depending on the product type.

218 Barclays PLC and Barclays Bank PLC 2017

18 Fair value of financial instruments continued

Observability: In general, inputs are considered observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity to unobservable valuation inputs is based on the dispersion of consensus data services where available, or alternatively it is based on stress scenarios or historic data.

Foreign exchange derivatives

Description: Derivatives linked to the foreign exchange (FX) market. The category includes FX forward contracts, FX swaps and FX options. The majority are traded as over the counter (OTC) derivatives.

Valuation: FX derivatives are valued using industry standard and bespoke models depending on the product type. Valuation inputs include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate.

Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is primarily based on the dispersion of consensus data services.

Credit derivatives

Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets (e.g. a securitised product). The category includes single name and index credit default swaps (CDS), asset backed CDS and synthetic collateralised debt obligations (CDOs).

Valuation: CDS are valued on industry standard models using curves of credit spreads as the principal input. Credit spreads are observed directly from broker data, third-party vendors or priced to proxies. Synthetic CDOs are valued using a model that incorporates credit spreads, recovery rates, correlations and interest rates, and is calibrated to the index tranche market.

Observability: CDS contracts referencing entities that are actively traded are generally considered observable. Other valuation inputs are considered observable if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent transactions or inferred from observable trades of the same issuer or similar entities.

Level 3 sensitivity: Sensitivity to unobservable CDS contracts is determined by applying a shift to credit spread curves based on the average range of pricing observed in the market for similar CDS. Sensitivity to unobservable synthetic CDOs is calculated using correlation levels derived from the range of contributors to a consensus bespoke service.

Equity derivatives

Description: Exchange traded or OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity products.

Valuation: Equity derivatives are valued using industry standard models. Valuation inputs include stock prices, dividends, volatilities, interest rates, equity repurchase curves and, for multi-asset products, correlations.

Observability: In general, valuation inputs are observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services.

Commodity derivatives

Description: Exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: Commodity swaps and options are valued using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations.

Observability: Commodity correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set with reference to similar observable products, or by applying extrapolation techniques to observable inputs.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over a period of years. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays’ own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are considered, like any other third-party valuation, when determining Barclays’ fair value estimates.

Government and government sponsored debt

Description: Government bonds, supra sovereign bonds and agency bonds.

Valuation: Liquid bonds that are actively traded through an exchange or clearing house are marked to the levels observed in these markets. Other actively traded bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields for actively traded bonds from the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by using a range of observable alternative prices.

Barclays PLC and Barclays Bank PLC 2017 219

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Corporate debt

Description: Primarily corporate bonds.

Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by applying a shift to bond yields using the average ranges of external levels observed in the market for similar bonds.

Certificates of Deposit, Commercial Paper and other money market instruments

Description: Certificates of deposit, commercial paper and other money market instruments.

Valuation: Instruments are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing services.

Observability: Prices for actively traded instruments are considered observable. Unobservable instrument prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally calculated by using a range of observable alternative prices.

Reverse repurchase and repurchase agreements

Description: Includes securities purchased under resale agreements, securities sold under repurchase agreements, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Repurchase and reverse repurchase agreements are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally estimated using the dispersion of consensus data services, stress scenarios or historic data. In general, the sensitivity of unobservable inputs is not significant to the overall valuation given the predominantly short-term nature of the agreements.

Non-asset backed loans

Description: Largely made up of fixed rate loans.

Valuation: Fixed rate loans are valued using models that discount expected future cash flows based on interest rates and loan spreads.

Observability: Within this loan population, the loan spread is generally unobservable. Unobservable loan spreads are determined by incorporating funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Level 3 sensitivity: The sensitivity of fixed rate loans is calculated by applying a shift to loan spreads.

Asset backed securities

Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, collateralised loan obligations (CLOs) and other asset backed securities.

Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics and loan attributes such as loan-to-value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a discounted cash flow analysis, the instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on externally sourced pricing dispersion or by stressing the inputs of discount cash flow analysis.

Issued debt

Description: Debt notes issued by Barclays.

Valuation: Issued debt is valued using discounted cash flow techniques and industry standard models incorporating various inputs observed for each instrument.

Observability: Barclays issued notes are generally observable. Structured notes are debt instruments containing embedded derivatives. Where either an input to the embedded derivative or the debt instrument is deemed unobservable and significant to the overall valuation of the note, the structured note is classified as Level 3.

Level 3 sensitivity: Sensitivity to the unobservable input in the embedded derivative is calculated in line with the method used for the derivative instrument concerned.

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18 Fair value of financial instruments continued

Equity cash products

Description: Includes listed equities, Exchange Traded Funds (ETF) and preference shares.

Valuation: Valuation of equity cash products is primarily determined through market observable prices.

Observability: Prices for actively traded equity cash products are considered observable. Unobservable equity prices are generally determined by reference to actively traded instruments that are similar in nature, or inferred via another reasonable method.

Level 3 sensitivity: Sensitivity is generally calculated based on applying a shift to the valuation of the underlying asset.

Private equity investments

Description: Includes private equity holdings and principal investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’ which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates.

Level 3 sensitivity: Private equity valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is generally estimated by shifting assumptions to reasonable alternative levels.

Assets and liabilities held for sale

Description: Assets and liabilities held for sale consist of disposal groups Barclays intend to sell.

Valuation: Assets and liabilities held for sale are valued at the lower of carrying value and fair value less costs to sell.

Level 3 sensitivity: The disposal groups that are measured at fair value less cost to sell are valued at the agreed price less costs to sell and are not expected to display significant sensitivity. The sensitivity of the assets and liabilities measured at carrying value is explained within the relevant product descriptions.

Other

Description: Other includes commercial real estate loans, funds and fund-linked products, asset-backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were transfers of £3,807m of government bond assets and £1,023m/£(950)m of commodity derivative assets and liabilities from Level 1 to Level 2 (2016: £2,340m of government bond assets transferred from Level 2 to Level 1) to reflect the market observability of these product types. These transfers are reflected as if they had taken place at the beginning of the year.

Level 3 movement analysis

The following table summarises the movements in the Level 3 balances during the period. Transfers have been reflected as if they had taken place at the beginning of the year.

Assets and liabilities included in disposal groups classified as held for sale and measured at fair value less cost to sell are not included as these are measured at fair value on a non-recurring basis.

Asset and liability transfers between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

During the year:

◾	£721m of net interest rate derivatives were transferred from Level 3 to Level 2 to reflect the market observability of the products;

◾	£2,284m of non-asset backed loans were derecognised due to a substantial modification of terms on the ESHLA loans. The restructured loans are measured on an amortised cost basis.

Barclays PLC and Barclays Bank PLC 2017 221

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Analysis of movements in Level 3 assets and liabilities
	As at					Total gains and losses in the period recognised in the income statement		Total gains or losses recog-	Transfers		As at 31
	1 January 2017 £m	Purchases £m	Sales £m	Issues £m	Settle- ments £m	Trading income £m	Other income £m	nised in OCI £m	In £m	Out £m	December 2017 £m
Government and government sponsored debt	3	46	–	–	–	–	–	–	–	–	49
Corporate debt	969	73	(47)	–	(98)	21	–	–	6	(53)	871
Non-asset backed loans	151	435	(187)	–	(221)	(8)	–	–	1	(5)	166
Asset backed securities	515	195	(78)	–	(9)	9	–	–	–	(5)	627
Equity cash products	77	24	(11)	–	–	(19)	–	–	–	(3)	68
Other	350	2	(77)	–	(97)	25	(1)	–	3	(9)	196
Trading portfolio assets	2,065	775	(400)	–	(425)	28	(1)	–	10	(75)	1,977

Non-asset backed loans	8,616	–	–	–	(2,284)	159	–	–	–	–	6,491
Asset backed loans	201	27	(25)	–	(3)	(17)	(3)	–	6	(31)	155
Private equity investments	562	26	(127)	–	(1)	(1)	29	–	21	(11)	498
Equity cash products	–	–	–	–	(1)	(7)	–	–	16	–	8
Other	568	4,675	(4,646)	–	(247)	41	197	–	16	(9)	595
Financial assets designated at fair value	9,947	4,728	(4,798)	–	(2,536)	175	223	–	59	(51)	7,747

Equity cash products	73	–	–	–	–	–	1	2	5	(45)	36
Private equity investments	294	15	(78)	–	–	–	(5)	37	60	(4)	319
Other	5	36	–	–	(2)	–	–	1	–	–	40
Available for sale investments	372	51	(78)	–	(2)	–	(4)	40	65	(49)	395

Investment property	81	114	(69)	–	–	–	(10)	–	–	–	116

Trading portfolio liabilities	(7)	(4)	1	–	–	2	–	–	(1)	5	(4)

Certificates of deposit, commercial paper and other money market instruments	(319)	–	69	–	–	–	9	–	(104)	95	(250)
Issued debt	(298)	–	84	–	–	–	–	–	–	–	(214)
Other	(223)	–	–	–	204	–	(6)	–	–	9	(16)
Financial liabilities designated at fair value	(840)	–	153	–	204	–	3	–	(104)	104	(480)

Interest rate derivatives	899	58	(1)	–	(208)	(166)	–	–	(11)	(721)	(150)
Foreign exchange derivatives	81	–	–	–	(12)	27	–	–	(13)	(46)	37
Credit derivatives	1,370	5	(2)	–	(29)	(128)	–	–	(69)	(1)	1,146
Equity derivatives	(970)	(220)	(14)	–	374	(43)	–	–	(16)	(7)	(896)
Commodity derivatives	(5)	–	–	–	–	4	–	–	1	–	–
Net derivative financial instruments[a]	1,375	(157)	(17)	–	125	(306)	–	–	(108)	(775)	137
Assets and liabilities held for sale	574	–	(574)	–	–	–	–	–	–	–	–
Total	13,567	5,507	(5,782)	–	(2,634)	(101)	211	40	(79)	(841)	9,888

Net assets held for sale measured at fair value on non-recurring basis											29
Total	13,567	5,507	(5,782)	–	(2,634)	(101)	211	40	(79)	(841)	9,917

Note

a	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,334m (2016: £8,546m) and derivative financial liabilities are £5,197m (2016: £7,171m).

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18 Fair value of financial instruments continued

Analysis of movements in Level 3 assets and liabilities
	As at					Total gains and losses in the period recognised in the income statement		Total gains or losses recog-	Transfers		As at 31
	1 January 2016 £m	Purchases £m	Sales £m	Issues £m	Settle- ments £m	Trading income £m	Other income £m	nised in OCI £m	In £m	Out £m	December 2016 £m
Government and government sponsored debt	320	–	(317)	–	–	–	–	–	–	–	3
Corporate debt	2,843	38	(48)	–	(5)	206	–	–	32	(2,097)	969
Non-asset backed loans	507	173	(498)	–	(4)	(38)	–	–	18	(7)	151
Asset backed securities	743	129	(295)	–	(171)	111	–	–	1	(3)	515
Equity cash products	121	4	(4)	–	–	(15)	–	–	–	(29)	77
Other	374	55	(89)	–	(1)	30	–	–	1	(20)	350
Trading portfolio assets	4,908	399	(1,251)	–	(181)	294	–	–	52	(2,156)	2,065

Non-asset backed loans	15,963	–	–	–	(8,602)	1,155	100	–	–	–	8,616
Asset backed loans	256	48	(225)	–	(20)	30	–	–	112	–	201
Private equity investments	457	38	(51)	–	(3)	16	120	–	6	(21)	562
Equity cash products	26	–	(26)	–	–	–	–	–	–	–	–
Other	595	2,658	(2,729)	–	(33)	37	85	–	41	(86)	568
Financial assets designated at fair value	17,297	2,744	(3,031)	–	(8,658)	1,238	305	–	159	(107)	9,947

Equity cash products	24	52	(7)	–	–	–	3	2	–	(1)	73
Private equity investments	877	15	(254)	–	(407)	–	–	63	–	–	294
Other	20	1	(7)	–	(16)	–	1	5	1	–	5
Available for sale investments	921	68	(268)	–	(423)	–	4	70	1	(1)	372

Investment property	82	–	(3)	–	–	–	2	–	–	–	81

Trading portfolio liabilities	–	–	(9)	–	–	(1)	–	–	–	3	(7)

Certificates of deposit, commercial paper and other money market instruments	(272)	–	–	(19)	48	2	(7)	–	(301)	230	(319)
Issued debt	(538)	–	–	–	231	–	9	–	–	–	(298)
Other	(244)	–	–	–	83	(48)	(2)	–	(50)	38	(223)
Financial liabilities designated at fair value	(1,054)	–	–	(19)	362	(46)	–	–	(351)	268	(840)

Interest rate derivatives	418	45	3	–	(6)	228	–	–	294	(83)	899
Foreign exchange derivatives	(104)	–	30	2	40	6	–	–	55	52	81
Credit derivatives	1,685	2	(306)	–	(119)	111	–	–	3	(6)	1,370
Equity derivatives	(857)	196	7	(83)	(34)	(98)	–	–	(15)	(86)	(970)
Commodity derivatives	(506)	–	–	–	91	(3)	–	–	–	413	(5)
Net derivative financial instruments[a]	636	243	(266)	(81)	(28)	244	–	–	337	290	1,375
Assets and liabilities held for sale	424	126	(166)	(116)	85	–	172	–	–	49	574
Total	23,214	3,580	(4,994)	(216)	(8,843)	1,729	483	70	198	(1,654)	13,567

Net liabilities held for sale measured at fair value on non-recurring basis											(766)
Total	23,214	3,580	(4,994)	(216)	(8,843)	1,729	483	70	198	(1,654)	12,801

Note

a	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £5,334m (2016: £8,546m) and derivative financial liabilities are £5,197m (2016: £7,171m).

Barclays PLC and Barclays Bank PLC 2017 223

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2017				2016
	Income statement		Other		Income statement		Other
As at 31 December	Trading income £m	Other income £m	compre- hensive income £m	Total £m	Trading income £m	Other income £m	compre- hensive income £m	Total £m [a]
Trading portfolio assets	(34)	–	–	(34)	243	–	–	243
Financial assets designated at fair value	147	200	–	347	227	271	–	498
Available for sale investments	–	(4)	29	25	–	6	70	76
Investment property	–	(10)	–	(10)	–	2	–	2
Trading portfolio liabilities	3	–	–	3	(1)	–	–	(1)
Financial liabilities designated at fair value	58	10	–	68	96	(6)	–	90
Net derivative financial instruments	(301)	–	–	(301)	175	–	–	175
Assets and liabilities held for sale	–	–	–	–	–	128	–	128
Total	(127)	196	29	98	740	401	70	1,211
Note a The unrealised gain of £1,211m on Level 3 assets in 2016 is largely offset by losses on related Level 2 and Level 1 portfolio hedges.
Sensitivity analysis of valuations using unobservable inputs
	2017				2016
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m	Income statement £m	Equity £m
Interest rate derivatives	114	–	(138)	–	209	–	(249)	–
Foreign exchange derivatives	6	–	(6)	–	15	–	(15)	–
Credit derivatives	106	–	(79)	–	127	–	(133)	–
Equity derivatives	99	–	(99)	–	163	–	(164)	–
Commodity derivatives	3	–	(3)	–	5	–	(5)	–
Corporate debt	4	–	(3)	–	7	–	(2)	–
Certificates of deposit, commercial paper and other money market instruments	–	–	–	–	–	–	(1)	–
Non asset backed loans	243	–	(468)	–	462	–	(597)	–
Asset backed securities	1	–	–	–	1	–	(1)	–
Issued debt	–	–	–	–	–	–	–	–
Equity cash products	12	24	(8)	(24)	12	26	(11)	(26)
Private equity investments	133	13	(138)	(13)	104	18	(104)	(21)
Assets and liabilities held for sale	–	–	–	–	3	–	(3)	–
Other[a]	5	–	(5)	–	155	–	(113)	–
Total	726	37	(947)	(37)	1,263	44	(1,398)	(47)

Note

a	Other includes commercial real estate loans, funds and fund linked products, asset backed loans, physical commodities and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £763m (2016: £1,307m) or to decrease fair values by up to £984m (2016: £1,445m) with substantially all the potential effect impacting profit and loss rather than reserves.

224 Barclays PLC and Barclays Bank PLC 2017

18 Fair value of financial instruments continued

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s)	Significant unobservable inputs	2017 Range		2016 Range
			Min	Max	Min	Max	Units	[a]
Derivative financial instruments[b]

Interest rate	Discounted cash flows	Inflation forwards	1	3	(1)	8	%
derivatives		Credit spread	45	1,320	25	1,669	bps
	Comparable pricing	Price	-	100	-	100	points
	Option model	Inflation volatility	35	201	35	207	bp vol
		IR – IR correlation	(24)	99	(26)	98	%
		FX – IR correlation	(30)	24	(15)	81	%
		Interest rate volatility	5	353	9	295	bp vol
Credit derivatives	Discounted cash flows	Credit spread	122	190	133	274	bps
Equity derivatives	Option model	Equity volatility	3	92	1	150	%
		Equity – equity correlation	(100)	100	(90)	100	%
		Equity – FX correlation	(100)	45	(80)	25	%
	Discounted cash flow	Discounted margin	(105)	301	(130)	331	bps
Non-derivative financial instruments

Non-asset backed loans	Discounted cash flows	Loan spread	30	596	30	1,495	bps
		Price	–	50	–	99	points
	Comparable pricing	Price	–	100	–	100	points
Corporate debt	Comparable pricing	Price	–	100	–	121	points
	Discounted cash flows	Credit spread	140	190	145	190	bps
Asset backed securities	Comparable pricing	Price	–	99	–	270	points
Private equity investments	EBITDA multiple	EBITDA multiple	8	13	5	17	multiple
Notes

a	The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
b	Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 31-596 bps (2016: 65-874bps).

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement. A description of those interrelationships is included below.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future.

In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Credit spread

Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in a fair value decrease for a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Volatility

Volatility is a measure of the variability or uncertainty in return for a given derivative underlying. It is an estimate of how much a particular underlying instrument input or index will change in value over time. In general, volatilities are implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, and the strike/maturity profile of a specific contract.

In general a significant increase in volatility in isolation will result in a fair value increase for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be interrelationships between unobservable volatilities and other unobservable inputs (e.g. when equity prices fall, implied equity volatilities generally rise) but these are generally specific to individual markets and may vary over time.

Barclays PLC and Barclays Bank PLC 2017 225

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Correlation

Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a CDO structure.

A significant increase in correlation in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Comparable price

Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.

In general, a significant increase in comparable price in isolation will result in an increase in the price of the unobservable instrument. For derivatives, a change in the comparable price in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Loan spread

Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

The ESHLA portfolio primarily consists of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of zero defaults since inception. While the overall loan spread range is from 30bps to 596bps (2016: 30bps to 1,495bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 99% of the loan notional being valued with spreads less than 200bps consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Loss given default (LGD)

Loss given default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

In general, a significant increase in the LGD in isolation will translate to lower recovery and lower projected cash flows to pay to the securitisation, resulting in a movement in fair value that is unfavourable for the holder of the securitised product.

EBITDA Multiple

EBITDA multiple is the ratio of the valuation of the investment to the Earnings before interest, taxes, depreciation and amortization. In general a significant increase in the multiple will result in a fair value increase for an investment.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2017 £m	2016 £m
Exit price adjustments derived from market bid-offer spreads	(391)	(475)
Uncollateralised derivative funding	(45)	(82)
Derivative credit valuation adjustments	(103)	(237)
Derivative debit valuation adjustments	131	242

Exit price adjustments derived from market bid-offer spreads

The Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the exit level for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.

Bid-offer levels are generally derived from market quotes such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from market bid-offer spreads have reduced by £84m to £391m as a result of risk reduction and spread tightening.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant credit support annex (CSA). The CSA aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

226 Barclays PLC and Barclays Bank PLC 2017

18 Fair value of financial instruments continued

Uncollateralised

A fair value adjustment of £45m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the ‘Funding Fair Value Adjustment’ (FFVA). FFVA has decreased by £37m to £45m mainly as a result of material trade unwinds.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to the exposure that reflects the market cost of funding. Barclays’ internal Treasury rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2017 was to reduce FFVA by £138m (2016: £246m).

The approach outlined above has been in use since 2012 with no significant changes.

Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.

Derivative credit and debit valuation adjustments

CVA and DVA are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays’ own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. CVA and DVA are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.

Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Probability of default and recovery rate information is generally sourced from the CDS markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £50m (2016: £95m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically incorporated into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

CVA decreased by £134m to £103m, primarily due to reductions in the average maturity of the portfolio driven by trade unwinds. DVA reduced by £111m to £131m, primarily as a result of Barclays’ credit spreads tightening and trade unwinds.

Portfolio exemptions

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

For instruments where fair value cannot be evidenced by reference to observable market data, initial recognition occurs at the transaction price. This is achieved by recognising a reserve for the difference between unobservable fair value and transaction price.

For financial instruments measured at fair value on an ongoing basis the reserve was £109m (2016: £179m). During 2017 there were additions of £34m (2016: £29m) and amortisation and releases of £104m (2016: £37m).

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £4,070m (2016: £3,905m).

Barclays PLC and Barclays Bank PLC 2017 227

Notes to the financial statements

Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

	2017					2016
	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m	Carrying amount £m	Fair value £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial assets
Held to maturity	5,109	5,285	5,285	–	–	5,176	5,347	5,347	–	–
Loans and advances to banks	35,663	35,660	3,701	31,959	–	43,251	43,228	7,256	34,987	985
Loans and advances to customers:
– Home loans	147,002	145,262	–	–	145,262	144,765	141,155	–	–	141,155
– Credit cards, unsecured and other retail lending	55,767	55,106	655	–	54,451	57,808	57,699	737	42	56,920
– Finance lease receivables[a]	2,854	2,964	–	–	–	1,602	1,598
– Corporate loans	159,929	157,890	–	109,140	48,750	188,609	186,715		126,979	59,736
Reverse repurchase agreements and other similar secured lending	12,546	12,546	–	12,546	–	13,454	13,454	–	13,454	–
Assets included in disposal groups classified as held for sale[b]	1,164	1,195	–	–	1,195	43,593	44,838	1,070	4,614	39,154

Financial liabilities
Deposits from banks	(37,723)	(37,729)	(4,375)	(33,354)	–	(48,214)	(48,212)	(5,256)	(42,895)	(61)
Customer accounts:
– Current and demand accounts	(145,950)	(145,927)	(145,927)	–	–	(138,204)	(138,197)	(127,258)	(10,921)	(18)
– Savings accounts	(134,339)	(134,369)	(134,369)	–	–	(133,344)	(133,370)	(120,471)	(12,891)	(8)
– Other time deposits	(148,832)	(148,897)	(62,750)	(80,296)	(5,851)	(151,630)	(151,632)	(48,853)	(96,240)	(6,539)
Debt securities in issue	(73,314)	(74,752)	–	(72,431)	(2,321)	(75,932)	(76,971)	(196)	(74,712)	(2,063)
Repurchase agreements and other similar secured borrowing	(40,338)	(40,338)	–	(40,338)	–	(19,760)	(19,760)	–	(19,760)	–
Subordinated liabilities	(23,826)	(25,084)	–	(25,084)	–	(23,383)	(24,547)	–	(24,547)	–
Liabilities included in disposal groups classified as held for sale[b]	–	–	–	–	–	(51,775)	(51,788)	(22,264)	(28,998)	(526)

Notes

a	The fair value hierarchy for finance lease receivables is not required as part of the standard.
b	Disposal groups held for sale and measured at fair value less cost to sell are included in the fair value table.

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Financial assets

The carrying value of financial assets held at amortised cost is determined in accordance with the relevant accounting policy in Note 20.

Loans and advances to banks

The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.

There is minimal difference between the fair value and carrying amount due to the short-term nature of the lending, i.e. predominantly overnight deposit, and the high credit quality of counterparties.

Loans and advances to customers

The fair value of loans and advances to customers, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality.

For retail lending, i.e. home loans and credit cards, tailored discounted cash flow models are predominantly used to estimate the fair value of different product types. For example, for home loans different models are used to estimate fair values of tracker, offset and fixed rate mortgage products.

Key inputs to these models are the differentials between historic and current product margins and estimated prepayment rates.

The discount of fair value to carrying amount for home loans has reduced to 1.2% (2016: 2.5%) due to changes in product mix across the loan portfolio and movements in product margins.

The fair value of corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays charges a margin over LIBOR depending on credit quality and loss given default and years to maturity. The discount between the carrying and fair value has increased to 1.3% (2016: 1.0%).

228 Barclays PLC and Barclays Bank PLC 2017

18 Fair value of financial instruments continued

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities

The carrying value of financial liabilities held at amortised cost is determined in accordance with the accounting policy in Note 22.

Deposits from banks and customer accounts

In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.

The fair value for deposits with longer term maturities mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently the fair value discount is minimal. There were transfers of £34,163m of deposits from banks and customers from Level 2 to Level 1 to reflect the market observability of these product types.

Debt securities in issue

Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value. The fair value difference has increased to 2.0% (2016: 1.4%).

Repurchase agreements

The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Subordinated liabilities

Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.

19 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

◾	all financial assets and liabilities that are reported net on the balance sheet

◾	all derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The ‘Net amounts’ presented on the next page are not intended to represent the Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

Barclays PLC and Barclays Bank PLC 2017 229

Notes to the financial statements

Assets and liabilities held at fair value

19 Offsetting financial assets and financial liabilities continued

	Amounts subject to enforceable netting arrangements
	Effects of offsetting on-balance sheet			Related amounts not offset[a]
As at 31 December 2017	Gross amounts £m	Amounts offset £m [b]	Net amounts reported on the balance sheet £m	Financial instruments £m	Financial collateral £m	Net amount £m	Amounts not subject to enforceable netting arrange- ments £m [c]	Balance sheet total £m [d]
Derivative financial assets	256,881	(21,638)	235,243	(184,265)	(39,262)	11,716	2,426	237,669
Reverse repurchase agreements and other similar secured lending[e]	326,340	(223,495)	102,845	–	(102,380)	465	9,741	112,586
Total assets	583,221	(245,133)	338,088	(184,265)	(141,642)	12,181	12,167	350,255
Derivative financial liabilities	(253,030)	21,065	(231,965)	184,265	36,444	(11,256)	(6,380)	(238,345)
Repurchase agreements and other similar secured borrowing[e]	(374,616)	223,495	(151,121)	–	151,073	(48)	(15,908)	(167,029)
Total liabilities	(627,646)	244,560	(383,086)	184,265	187,517	(11,304)	(22,288)	(405,374)

As at 31 December 2016
Derivative financial assets	353,078	(11,934)	341,144	(273,602)	(49,923)	17,619	5,482	346,626
Reverse repurchase agreements and other similar secured lending	257,430	(187,262)	70,168	–	(69,932)	236	6,448	76,616
Total assets	610,508	(199,196)	411,312	(273,602)	(119,855)	17,855	11,930	423,242
Derivative financial liabilities	(345,752)	10,962	(334,790)	273,602	47,383	(13,805)	(5,697)	(340,487)
Repurchase agreements and other similar secured borrowing[e]	(257,854)	187,262	(70,592)	–	68,897	(1,695)	(4,878)	(75,470)
Total liabilities	(603,606)	198,224	(405,382)	273,602	116,280	(15,500)	(10,575)	(415,957)

Notes

a	Financial collateral of £39,262m (2016: £49,923m) was received in respect of derivative assets, including £33,092m (2016: £41,641m) of cash collateral and £6,170m (2016: £8,282m) of non-cash collateral. Financial collateral of £36,444m (2016: £47,383m) was placed in respect of derivative liabilities, including £32,575m (2016: £43,763m) of cash collateral and £3,869m (2016: £3,620m) of non-cash collateral. The collateral amounts are limited to net balance sheet exposure so as to not include over-collateralisation. Of the £33,092m (2016: £41,641m) cash collateral held, £19,351m (2016: £26,834m) was included in deposits from banks and £13,741m (2016: £14,807m), was included in customer accounts. Of the £32,575m (2016: £43,763m) cash collateral placed, £14,493m (2016: £17,587m) was included in loans and advances to banks and £18,082m (2016: £26,176m) was included in loans and advances to customers.
b	Amounts offset for Derivative financial assets include cash collateral netted of £2,393m (2016: £972m). Amounts offset for Derivative financial liabilities include cash collateral netted of £1,820m (2016: £nil). Settlements assets and liabilities have been offset amounting to £13,241m (2016: £10,486m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.
c	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
d	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.
e	Repurchase and Reverse Repurchase agreements include instruments at amortised cost and instruments designated at fair value through profit and loss. Reverse Repurchase agreements and other similar secured lending of £112,586m (2016: £76,616m) is split by fair value £100,040m (2016: £63,162m) and amortised cost £12,546m (2016: £13,454m). Repurchase agreements and other similar secured borrowing of £167,029m (2016: £75,470m) is split by fair value £126,691m (2016: £55,710m) and amortised cost £40,338m (2016: £19,760m).

Derivative assets and liabilities

The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set-off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur.

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing

The ‘Amounts offset’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as Global Master Repurchase Agreements and Global Master Securities Lending Agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transactions covered by the agreements if an event of default or other predetermined events occur.

Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section on page 86.

230 Barclays PLC and Barclays Bank PLC 2017

Notes to the financial statements

Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending. Detail regarding the Group’s liquidity and capital position can be found on pages 124 to 145.

20 Loans and advances to banks and customers

Accounting for financial instruments held at amortised cost

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability. Balances deferred on balance sheet as EIR adjustments are amortised to interest income over the life of the financial instrument to which they relate.

In accordance with IAS 39, where the Group no longer intends to trade in financial assets it may transfer them out of the held for trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

As at 31 December	2017 £m	2016 £m
Gross loans and advances to banks	35,663	43,251
Less: allowance for impairment	–	–
Loans and advances to banks	35,663	43,251

Gross loans and advances to customers	370,204	397,404
Less: allowance for impairment	(4,652)	(4,620)
Loans and advances to customers	365,552	392,784

21 Finance leases

Accounting for finance leases

The Group applies IAS 17 Leases in accounting for finance leases, both where it is the lessor or the lessee. A finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Where the Group is the lessor, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing the minimum lease payments receivable under the terms of the lease, discounted at the rate of interest implicit in the lease. Where the Group is the lessee, the leased asset is recognised in property, plant and equipment and a finance lease liability is recognised, representing the minimum lease payments payable under the lease, discounted at the rate of interest implicit in the lease.

Interest income or expense is recognised in interest receivable or payable, allocated to accounting periods to reflect a constant periodic rate of return.

Finance lease receivables

Finance lease receivables are included within loans and advances to customers. The Group specialises in the provision of leasing and other asset finance facilities across a broad range of asset types to business customers.

	2017				2016
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m
Not more than one year	1,130	(91)	1,039	69	646	(37)	609	60
Over one year but not more than five years	1,750	(135)	1,615	156	986	(57)	929	132
Over five years	284	(32)	252	21	73	(4)	69	19
Total	3,164	(258)	2,906	246	1,705	(98)	1,607	211

Following a review in 2017, a portfolio of assets within loans and advances to customers has been identified as finance leases. This has resulted in an increase in the finance lease receivables balance of £1,537m in 2017 as reflected in the table above.

The impairment allowance for uncollectable finance lease receivables amounted to £57m (2016: £6m).

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within Note 26.

As at 31 December 2017, the total future minimum payments under finance leases were £20m (2016: £15m). The carrying amount of assets held under finance leases was £9m (2016: £15m).

Barclays PLC and Barclays Bank PLC 2017 231

Notes to the financial statements

Financial instruments held at amortised cost

22 Reverse repurchase and repurchase agreements including other similar lending and borrowing

Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

The Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated at fair value through profit and loss.

The Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss.

As at 31 December	2017 £m	2016 £m
Assets
Banks	7,374	2,769
Customers	5,172	10,685
Reverse repurchase agreements and other similar secured lending at amortised cost	12,546	13,454

Liabilities
Banks	30,105	12,820
Customers	10,233	6,940
Repurchase agreements and other similar secured borrowing at amortised cost	40,338	19,760

232 Barclays PLC and Barclays Bank PLC 2017

Notes to the financial statements

Non-current assets and other investments

The notes included in this section focus on the Group’s non-current tangible and intangible assets and property, plant and equipment, which provide long-term future economic benefits.

23 Property, plant and equipment

Accounting for property, plant and equipment

The Group applies IAS 16 Property Plant and Equipment and IAS 40 Investment Properties.

Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in the enhancement to the asset.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances. The Group uses the following annual rates in calculating depreciation:

Annual rates in calculating depreciation	Depreciation rate
Freehold land	Not depreciated
Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Leasehold property over the remaining life of the lease (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property	6-10%
Equipment installed in freehold and leasehold property	6-10%
Computers and similar equipment	17-33%
Fixtures and fittings and other equipment	9-20%

Where leasehold property has a remaining useful life of less than 17 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Investment property

The Group initially recognises investment property at cost, and subsequently at fair value at each balance sheet date, reflecting market conditions at the reporting date. Gains and losses on remeasurement are included in the income statement.

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m
Cost
As at 1 January 2017	81	3,429	3,840	10	7,360
Additions	114	220	299	–	633
Disposals	(69)	(18)	(1.082)	(1)	(1,170)
Change in fair value of investment properties	(5)	–	–	–	(5)
Exchange and other movements	(5)	(138)	(309)	–	(452)
As at 31 December 2017	116	3,493	2,748	9	6,366
Accumulated depreciation and impairment					–
As at 1 January 2017	–	(1,483)	(3,043)	(9)	(4,535)
Depreciation charge	–	(171)	(275)	–	(446)
Impairment		(28)	–	–	(28)
Disposals	–	–	972	–	972
Exchange and other movements	–	14	229	–	243
As at 31 December 2017	–	(1,668)	(2,117)	(9)	(3,794)
Net book value	116	1,825	631	–	2,572
Cost
As at 1 January 2016	140	3,919	4,259	62	8,380
Additions	–	167	370	–	537
Disposals	(6)	(761)	(631)	–	(1,398)
Change in fair value of investment properties	–	–	–	–	–
Exchange and other movements[a]	(53)	104	(158)	(52)	(159)
As at 31 December 2016	81	3,429	3,840	10	7,360
Accumulated depreciation and impairment					–
As at 1 January 2016	–	(1,697)	(3,177)	(38)	(4,912)
Depreciation charge	–	(186)	(327)	–	(513)
Disposals	–	635	405	–	1,040
Exchange and other movements[a]	–	(235)	56	29	(150)
As at 31 December 2016	–	(1,483)	(3,043)	(9)	(4,535)
Net book value	81	1,946	797	1	2,825

Notes

a	Includes property, plant and equipment relating to BAGL of £627m (cost of £1,066m less accumulated depreciation of £439m) which was reclassified to held for sale.

Barclays PLC and Barclays Bank PLC 2017 233

Notes to the financial statements

Non-current assets and other investments

23 Property, plant and equipment continued

Property rentals of £2m (2016: £7m) and £8m (2016: £6m) have been included in net investment income and other income respectively.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers. Refer to Note 18 for further details.

24 Goodwill and intangible assets

Accounting for goodwill and intangible assets

Goodwill

The carrying value of goodwill is determined in accordance with IFRS 3 Business Combinations and IAS 36 Impairment of Assets.

Goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the purchase consideration over the fair value of the

Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of goodwill with the present value of the pre tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the cash generating unit (CGU) to which the goodwill relates, or the CGU’s fair value if this is higher.

Intangible assets

Intangible assets other than goodwill are accounted for in accordance with IAS 38 Intangible Assets.

Intangible assets are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less accumulated amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally using the amortisation periods set out below:

Annual rates in calculating amortisation	Amortisation period
Goodwill	Not amortised
Internally generated software[a]	12 months to 6 years
Other software	12 months to 6 years
Customer lists	12 months to 25 years
Licences and other	12 months to 25 years

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

Note

a	Exceptions to the above rate relate to useful lives of certain core banking platforms that are assessed individually and, if appropriate, amortised over longer periods ranging from 10 to 15 years.

234 Barclays PLC and Barclays Bank PLC 2017

24 Goodwill and intangible assets continued

	Goodwill £m	Internally generated software £m	Other software £m	Customer lists £m	Licences and other £m	Total £m
2017
Cost
As at 1 January 2017	4,847	4,927	204	1,708	551	12,237
Additions and disposals	–	662	16	(15)	13	676
Exchange and other movements	(88)	(88)	207	(146)	(45)	(160)
As at 31 December 2017	4,759	5,501	427	1,547	519	12,753
Accumulated amortisation and impairment
As at 1 January 2017	(930)	(1,864)	(143)	(1,231)	(343)	(4,511)
Disposals	–	207	10	15	24	256
Amortisation charge	–	(546)	(32)	(101)	(36)	(715)
Impairment charge	–	(52)	–	–	–	(52)
Exchange and other movements	70	60	(148)	108	28	118
As at 31 December 2017	(860)	(2,195)	(313)	(1,209)	(327)	(4,904)
Net book value	3,899	3,306	114	338	192	7,849
2016
Cost
As at 1 January 2016	5,603	4,112	542	1,665	703	12,625
Additions and disposals	(77)	955	2	59	78	1,017
Exchange and other movements	(679)	(140)	(340)	(16)	(230)	(1,405)
As at 31 December 2016	4,847	4,927	204	1,708	551	12,237
Accumulated amortisation and impairment
As at 1 January 2016	(998)	(1,634)	(212)	(1,081)	(478)	(4,403)
Disposals	77	46	1	14	12	150
Amortisation charge	–	(476)	(36)	(129)	(29)	(670)
Impairment charge	–	(72)	(1)	–	(1)	(74)
Exchange and other movements	(9)	272	105	(35)	153	486
As at 31 December 2016	(930)	(1,864)	(143)	(1,231)	(343)	(4,511)
Net book value	3,917	3,063	61	477	208	7,726

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2017 £m	2016 £m
Barclays UK	3,574	3,556
Barclays International	325	361
Total net book value of goodwill	3,899	3,917

Goodwill

Testing goodwill for impairment involves a significant amount of judgement. This includes the identification of independent CGUs and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisations. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.

Other intangible assets

Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

Impairment testing of goodwill

During 2017, the Group recognised an impairment charge of £nil (2016: £nil).

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £769m (2016: £787m) was allocated to multiple CGUs which are not considered individually significant.

Barclays PLC and Barclays Bank PLC 2017 235

Notes to the financial statements

Non-current assets and other investments

24 Goodwill and intangible assets continued

Barclays UK

Goodwill relating to Woolwich in Personal Banking and Business Banking was £3,130m (2016: £3,130m) of the total Barclays UK balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of the CGU, calculated as value in use, has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2.0% (2016: 2.0%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 13.9% (2016: 14.6%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £5,262m (2016: £4,130m). A one percentage point change in the discount rate or terminal growth rate would increase or decrease the recoverable amount by £1,128m (2016: £988m) and £734m (2016: £615m) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £1,409m (2016: £1,293m).

The increase in headroom in 2017 reflects changes in discount rate and future cash flow projections.

25 Operating leases

Accounting for operating leases

The Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Group holds the leased assets on balance sheet within property, plant and equipment.

Where the Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases was £nil (2016: £nil).

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. The leases have various terms, escalation and renewal rights. There are no contingent rents payable.

Operating lease rentals of £342m (2016: £560m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2017		2016
	Property £m	Equipment £m	Property £m	Equipment £m
Not more than one year	332	2	364	–
Over one year but not more than five years	844	21	974	23
Over five years	1,337	–	1,520	–
Total	2,513	23	2,858	23

Total future minimum sublease payments to be received under non-cancellable subleases was £53m (2016: £2m).

236 Barclays PLC and Barclays Bank PLC 2017

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

The notes included in this section focus on the Group’s accruals, provisions and contingent liabilities. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated. Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.

26 Accruals, deferred income and other liabilities

	2017 £m	2016 £m
Accruals and deferred income	3,951	4,422
Other creditors	4,563	4,382
Obligations under finance leases (refer to Note 21)	20	15
Insurance contract liabilities, including unit-linked liabilities	31	52
Accruals, deferred income and other liabilities	8,565	8,871

27 Provisions

Accounting for provisions

The Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists; for example, when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

Critical accounting estimates and judgements

The financial reporting of provisions involves a significant degree of judgement and is complex. Identifying whether a present obligation exists and estimating the probability, timing, nature and quantum of the outflows that may arise from past events requires judgements to be made based on the specific facts and circumstances relating to individual events and often requires specialist professional advice. When matters are at an early stage, accounting judgements and estimates can be difficult because of the high degree of uncertainty involved. Management continues to monitor matters as they develop to re-evaluate on an ongoing basis whether provisions should be recognised, however there can remain a wide range of possible outcomes and uncertainties, particularly in relation to legal, competition and regulatory matters, and as a result it is often not practicable to make meaningful estimates even when matters are at a more advanced stage.

The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See below for information on payment protection redress and Note 29 for more detail of legal, competition and regulatory matters.

	Onerous contracts £m	Redundancy and restructuring £m	Undrawn contractually committed facilities and guarantees £m	Customer redress		Legal, competition and regulatory matters £m	Sundry provisions £m	Total £m
				Payment Protection Insurance £m	Other customer redress £m
As at 1 January 2017	385	206	67	1,979	712	455	330	4,134
Additions	81	163	73	709	369	398	182	1,975
Amounts utilised	(210)	(124)	(1)	(1,094)	(345)	(341)	(99)	(2,214)
Unused amounts reversed	(33)	(85)	(60)	–	(83)	(55)	(30)	(346)
Exchange and other movements	2	(1)	–	12	(14)	(22)	17	(6)
As at 31 December 2017	225	159	79	1,606	639	435	400	3,543

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2017 were £2,394m (2016: £2,045m).

Onerous contracts

Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.

Redundancy and restructuring

These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed, where total costs are now expected to be lower than the original provision amount.

Undrawn contractually committed facilities and guarantees

Provisions are made if it is probable that a facility will be drawn and the resulting asset is expected to have a realisable value that is less than the amount advanced.

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of Barclays’ business activities. Provisions for other customer redress include £211m (2016: £264m) in respect of historic pricing practices associated with Foreign Exchange transactions for certain customers between 2005 and 2012 and smaller provisions across the retail and corporate businesses which are likely to be utilised in the next 12 months. Included within provisions for UK customer redress on the face of the consolidated income statement is PPI and material additions in respect of historic pricing practices associated with Foreign Exchange transactions for certain customers between 2005 and 2012 and Packaged Bank Accounts.

Legal, competition and regulatory matters

The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please see Note 29.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

Barclays PLC and Barclays Bank PLC 2017 237

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

27 Provisions continued

Payment Protection Insurance Redress

As at 31 December 2017, Barclays had recognised cumulative provisions totalling £9.2bn (2016: £8.4bn) against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £7.6bn (2016: £6.4bn), leaving a residual provision of £1.6bn (2016: £2.0bn).

Through to 31 December 2017, 2.1m (2016: 1.8m) customer initiated claimsa had been received and processed. The volume of claims received during 2017 increased 16% from 2016. This increase may have been impacted by a FCA advertising campaign launched in H2 2017.

The current provision reflects the estimated costs of PPI redress primarily relating to customer initiated complaints and ongoing remediation programmes, based on information at year end. This also includes liabilities managed by third parties arising from portfolios previously sold where Barclays remains liable, based on information at year end.

As at 31 December 2017, the provision of £1.6bn represents Barclays’ best estimate of expected PPI redress reflecting the complaints deadline implemented by the FCA of 29 August 2019. However, it is possible the eventual outcome may differ from the current estimate. We will continue to review the adequacy of provision level in respect of the future impacts.

The PPI provision is calculated using a number of key assumptions which continue to involve significant modelling and management judgement:

◾	Customer initiated claim volumes – claims received but not yet processed plus an estimate of future claims initiated by customers, where the volume is anticipated to cease after the PPI deadline.

◾	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

◾	Processing cost per claim – the cost to Barclays of assessing and processing each valid claim.

These assumptions remain subjective, mainly due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity and the FCA advertising campaign.

The following table details actual data through to 31 December 2017, key forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 31.12.17	Future expected	Sensitivity analysis increase/ decrease in provision
Customer initiated claims received and processed (thousands)[a]	2,130	570	50k=£104m
Average uphold rate per claim (%)[b]	87	87	1%=£11m
Average redress per valid claim (£)[c]	2,036	1,989	£100=£50m

Notes

a	Total claims received directly by Barclays to date, including those received via claims management companies but excluding those for which no PPI policy exists and excluding responses to proactive mailing. The sensitivity analysis has been calculated to show the impact a 50,000 increase or decrease in the number of customer initiated claims would have on the provision level.
b	Average uphold rate per customer initiated claims received directly by Barclays and proactive mailings, excluding those for which no PPI policy exists. The sensitivity analysis has been calculated to show the impact in a 1% change in the average uphold rate per claim would have on the provision level.
c	Average redress stated on a per policy basis for future customer initiated complaints received directly by Barclays. The sensitivity analysis has been calculated to show the impact a £100 increase or decrease in the average redress per claim would have on the provision level.

238 Barclays PLC and Barclays Bank PLC 2017

28 Contingent liabilities and commitments

Accounting for contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2017 £m	2016 £m
Guarantees and letters of credit pledged as collateral security	14,275	15,303
Performance guarantees, acceptances and endorsements	4,737	4,636
Total contingent liabilities	19,012	19,939

Documentary credits and other short-term trade related transactions	812	1,005
Standby facilities, credit lines and other commitments	314,761	302,681
Total commitments	315,573	303,686

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (the FSCS) is the UK’s government-backed compensation scheme for customers of authorised institutions that are unable to pay claims. The compensation paid out to customers is funded through loan facilities provided by HM Treasury to the FSCS which at 31 December 2017 stood at approximately £4.7bn (2016: £15.7bn). During 2017, the HM Treasury loan facility has reduced by the Bradford and Bingley repayment of £10.9bn, following the sale from UK Asset Resolution.

Barclays’ liability is restricted to the proportionate outstanding amount that the FSCS is unable to repay to Treasury. The FSCS levy on UK licensed deposit taking institutions has been recognised in 2017. Barclays has included an accrual of £2.7m in other liabilities as at 31 December 2017 (2016: £55m) in respect of the Barclays portion of the Interest Levy.

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 29.

29 Legal, competition and regulatory matters

Barclays PLC, Barclays Bank PLC and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on Barclays PLC, Barclays Bank PLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 27. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so.

Investigations into certain advisory services agreements and other matters and civil action

The UK Serious Fraud Office (SFO), the Financial Conduct Authority (FCA), the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) have been conducting investigations into certain advisory services agreements entered into by Barclays Bank PLC.

Background Information

Barclays Bank PLC entered into two advisory services agreements with Qatar Holding LLC (Qatar Holding) in June and October 2008 (the Agreements). The FCA commenced an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings). The existence of the June 2008 advisory services agreement was disclosed, but the entry into the advisory services agreement in October 2008 and the fees payable under the Agreements, which amounted to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the Capital Raisings. The SFO also commenced an investigation into the Agreements and into a $3bn loan (the Loan) provided by Barclays Bank PLC in November 2008 to the State of Qatar.

SFO Proceedings

In June 2017, the SFO charged Barclays PLC with two offences of conspiring with certain former senior officers and employees of Barclays to commit fraud by false representations relating to the Agreements and one offence of unlawful financial assistance contrary to section 151 of the Companies Act 1985 in relation to the Loan. In February 2018, the SFO also charged Barclays Bank PLC with the same offence in respect of the Loan. Barclays PLC and Barclays Bank PLC intend to defend the respective charges brought against them (the Charges). The trial of the Charges has been scheduled to begin in January 2019.

FCA Proceedings and other investigations

In September 2013, the FCA issued warning notices (the Notices) finding that, while Barclays PLC and Barclays Bank PLC believed at the time of the execution of the Agreements that there should be at least some unspecified and undetermined value to be derived from them, the primary purpose of the Agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the Capital Raisings. The Notices concluded that Barclays PLC and Barclays Bank PLC were in breach of certain disclosure-related listing rules and Barclays PLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that Barclays PLC and Barclays Bank PLC acted recklessly. The financial penalty provided in the Notices against the Group is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. The FCA action has been stayed due to the SFO proceedings.

In addition, the DOJ and the SEC have been conducting investigations relating to the Agreements.

Barclays PLC and Barclays Bank PLC 2017 239

Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Civil Action

In January 2016, PCP Capital Partners LLP and PCP International Finance Limited (PCP) served a claim on Barclays Bank PLC seeking damages of £721.4m plus interest and costs for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. Following amendment of their claim in November 2017, PCP now seeks damages of up to £1,477m (plus interest from November 2017) and costs. Barclays Bank PLC is defending the claim and trial is scheduled to commence in October 2019.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. PCP has made a claim against Barclays Bank PLC for damages of up to £1,477m plus interest and costs. This amount does not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it in that matter.

Investigations into certain business relationships

In 2012, the DOJ and SEC commenced investigations in relation to whether certain relationships with third parties who assist Barclays PLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. Various regulators in other jurisdictions are also being briefed on the investigations. Separately, the Group is cooperating with the DOJ and SEC in relation to an investigation into certain of its hiring practices in Asia and elsewhere and is keeping certain regulators in other jurisdictions informed.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigations relating to whistleblowing systems and controls

The FCA and Prudential Regulation Authority (PRA) are conducting investigations in relation to the Group Chief Executive Officer (CEO) and Barclays Bank PLC in connection with certain whistleblowing issues.

Background Information

In April 2017, the FCA and PRA commenced investigations into the CEO as to his individual conduct and senior manager responsibilities relating to Barclays’ whistleblowing programme and to his attempt in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow; and Barclays Bank PLC, as to its responsibilities relating to the attempt by the CEO to identify the author of the letter, as well as Barclays’ systems and controls and culture relating to whistleblowing.

The attempt to identify the author of the letter first came to the attention of the Barclays PLC Board (Board) early in 2017. The Board instructed an external law firm to conduct a focussed investigation into the matter and also notified the FCA and PRA and other relevant authorities. The investigation found, and the Board concluded, that the CEO honestly, but mistakenly, believed that it was permissible to identify the author. However, the Board concluded that the CEO made an error in becoming involved with, and not applying appropriate governance around the matter, and in taking action to attempt to identify the author of the letter.

Barclays and the CEO are cooperating fully with the FCA and PRA investigations. Barclays is also providing information to, and cooperating with, authorities in the US with respect to these matters.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigations relating to retail structured deposits and capital protected structured notes

The FCA is conducting enforcement investigations in relation to certain structured deposits and notes provided by Barclays in the past.

Background Information

In 2015, the FCA commenced an enforcement investigation relating to the design, manufacture and sale of structured deposits by Barclays from November 2009. The investigation is at an advanced stage. In January 2018, the FCA also commenced an enforcement investigation relating to the design, manufacture and sale of capital protected structured notes by Barclays from June 2008 to July 2014.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into collections and recoveries relating to unsecured lending

In February 2018, the FCA commenced an enforcement investigation in relation to whether or not Barclays Bank PLC, from July 2015, implemented effective systems and controls with respect to collections and recoveries and whether or not it paid due consideration to the interests of customers in default and arrears.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the investigation on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

Investigation into Americas Wealth & Investment Management advisory business

The SEC has carried out an investigation into certain practices in Barclays’ former Wealth Americas investment advisory business relating to certain due diligence failures, fee and billing practices and mutual fund fee waivers and related disclosures. In May 2017, the SEC announced a settlement pursuant to which Barclays Capital Inc. (BCI) agreed to resolve this matter for USD97m, consisting of a penalty of USD30m paid to the SEC and USD67m paid to the clients, in remediation and disgorgement.

Investigation into suspected money laundering related to foreign exchange transactions in South African operation

Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, which was a subsidiary of Barclays at the relevant time, identified potentially fraudulent activity by certain of its customers using advance payments for imports in 2014 and 2015 to effect foreign exchange transfers from South Africa to beneficiary accounts located in East Asia, UK, Europe and the US. As a result, the Group conducted a review of relevant activity, processes, systems and controls. The Group is continuing to provide information to relevant authorities as part of the Group’s ongoing cooperation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

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Investigations into LIBOR and other benchmarks

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have been conducting investigations relating to Barclays Bank PLC’s involvement in manipulating certain financial benchmarks, such as LIBOR and EURIBOR.

Background Information

In 2012, Barclays Bank PLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the US Commodity Futures Trading Commission (CFTC) and the DOJ in relation to their investigations concerning certain benchmark interest rate submissions, and Barclays Bank PLC paid total penalties of £290m. The settlement with the DOJ was made by entry into a Non-Prosecution Agreement (NPA) which has now expired. Barclays PLC, Barclays Bank PLC and BCI have reached settlements with certain other regulators and law enforcement agencies. Barclays Bank PLC continues to respond to requests for information from the SFO in relation to its ongoing LIBOR investigation, including in respect of Barclays Bank PLC. The investigation by the prosecutor’s office in Trani, Italy also remains pending.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

LIBOR and other benchmark civil actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to LIBOR and/or other benchmarks.

Background Information

Following settlement of the investigations referred to above in ‘Investigations into LIBOR and other Benchmarks’ various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group. While certain cases have been dismissed or settled subject to approval from the court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims), other actions remain pending and their ultimate impact is unclear.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the US District Court in the Southern District of New York (SDNY) (MDL Court).

The complaints are substantially similar and allege, amongst other things, that Barclays Bank PLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

The proposed class actions purported to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR (Homeowner Class); or (v) issued loans linked to USD LIBOR (Lender Class).

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including Barclays Bank PLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO.

Between 2013 and 2016, the MDL Court issued a series of decisions effectively dismissing the majority of claims, including antitrust claims, against Barclays Bank PLC and other foreign defendants in both class actions and individual actions. In May 2016, the appeal court reversed the MDL Court’s decision and remanded the antitrust claims to the MDL Court for further consideration. Following further consideration, the MDL Court dismissed the majority of antitrust claims against foreign defendants, including Barclays Bank PLC, for lack of personal jurisdiction. Plaintiffs in a number of individual actions and class actions are appealing the MDL Court’s personal jurisdiction ruling.

In 2014, the MDL Court granted preliminary approval for the settlement of the Exchange-Based Class claims for $20m, of which $5m was paid in

October 2014 and the remaining $15m in September 2017. The settlement remains subject to court approval and the right of class members to opt out of the settlement and to seek to file their own claims.

In 2015, the OTC Class claims were settled for $120m which was paid in 2017. The settlement remains subject to final approval.

In November 2016, $7.1m was paid in settlement of the Debt Securities Class claims. The settlement has been preliminarily approved by the court but remains subject to final approval and the right of class members to opt out of the settlement and seek to file their own claims.

EURIBOR Case in the SDNY

In 2015, $94m was paid in settlement of a EURIBOR-related class action. The settlement has been preliminarily approved by the court but remains subject to final approval and the right of class members to opt out of the settlement and to seek to file their own claims.

Additional USD LIBOR Case in the SDNY

In 2015, an individual action against Barclays Bank PLC and other panel bank defendants was dismissed by the SDNY. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. The plaintiff’s motion to file a further amended complaint is pending.

Sterling LIBOR Case in SDNY

In 2015, a putative class action was filed in the SDNY against Barclays Bank PLC and other Sterling LIBOR panel banks by a plaintiff involved in exchange-traded and over-the-counter derivatives that were linked to Sterling LIBOR. The complaint alleges, among other things, that defendants manipulated the Sterling LIBOR rate between 2005 and 2010 and, in so doing, committed CEA, Antitrust Act, and RICO violations. In early 2016, this class action was consolidated with an additional putative class action making similar allegations against Barclays Bank PLC and BCI and other Sterling LIBOR panel banks. Defendants have filed a motion to dismiss.

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29 Legal, competition and regulatory matters continued

Japanese Yen LIBOR Cases in SDNY

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which Barclays Bank PLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and Antitrust Act between 2006 and 2010. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending. Discovery is ongoing.

In March 2017, a second putative class action concerning Yen LIBOR filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI was dismissed in full. The complaint makes similar allegations to the 2012 class action. Plaintiffs have appealed the dismissal.

SIBOR/SOR Case in the SDNY

A putative class action filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR) was dismissed by the court in relation to claims against Barclays for failure to state a claim. Plaintiffs amended their complaint in September 2017, and defendants have filed a motion to dismiss.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR and other benchmarks in a number of jurisdictions in Europe and Argentina. Additional proceedings in non-US jurisdictions may be brought in the future.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Foreign Exchange investigations

Various regulatory and enforcement authorities across multiple jurisdictions have been investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading.

Background Information

In 2015 the Group reached settlements with the CFTC, the DOJ, the New York State Department of Financial Services (NYDFS), the Board of Governors of the Federal Reserve System (Federal Reserve) and the FCA (together, the 2015 Resolving Authorities) in relation to investigations into certain sales and trading practices in the Foreign Exchange market. In connection with these settlements, the Group paid total penalties of approximately $2.38bn and agreed to undertake certain remedial actions.

Under the plea agreement with the DOJ, in addition to a criminal fine, Barclays PLC agreed to a term of probation of three years during which Barclays PLC must, amongst other things, (i) commit no crime whatsoever in violation of the federal laws of the US, (ii) implement and continue to implement a compliance program designed to prevent and detect the conduct that gave rise to the plea agreement, (iii) report credible evidence of criminal violations of US antitrust or fraud laws to the relevant US authority, and (iv) strengthen its compliance and internal controls as required by relevant regulatory or enforcement agencies. In January 2017, the US District Court for the District of Connecticut accepted the plea agreement and in accordance with the agreement sentenced Barclays PLC to pay $650m as a fine and $60m for violating the NPA (which amounts are part of the $2.38bn referred to above) and to serve three years of probation from the date of the sentencing order. The Group also continues to provide relevant information to certain of the 2015 Resolving Authorities.

The full text of the DOJ plea agreement, the orders of the CFTC, NYDFS and Federal Reserve, and the Final Notice issued by the FCA related to the settlements referred to above are publicly available on the 2015 Resolving Authorities’ respective websites.

The European Commission is one of several authorities conducting an investigation into certain trading practices in the Foreign Exchange market.

The DOJ is also conducting an investigation into conduct relating to certain trading activities in connection with certain transactions during 2011 and 2012. Barclays is providing information to the DOJ and other relevant authorities reviewing this conduct. In January 2018, a Barclays employee currently under suspension was indicted in US federal court in connection with this matter.

In February 2017 the South African Competition Commission (SACC) referred Barclays Bank PLC, BCI and Absa Bank Limited, a subsidiary of Barclays Africa Group Limited, which at the relevant time was a subsidiary of Barclays Bank PLC, among other banks, to the Competition Tribunal to be prosecuted for breaches of South African antitrust law related to Foreign Exchange trading of South African Rand. Barclays was the first to bring the conduct to the attention of the SACC under its leniency programme. The SACC is therefore not seeking an order from the Tribunal to impose any fine on Barclays Bank PLC, BCI or Absa Bank Limited.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, and a provision of £240m recognised in Q4 2017, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect they might have on the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of Foreign Exchange

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange.

Background Information

Following settlement of certain investigations referred to above in ‘Foreign Exchange Investigations’ a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to Foreign Exchange or may do so in future. Certain of these cases have been dismissed or have been settled subject to final approval from the relevant court (and in the case of class actions, the right of class members to opt out of the settlement and to seek to file their own claims).

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Consolidated FX Action

In 2014, a number of civil actions filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the Antitrust Act and New York state law and naming several international banks as defendants, including Barclays Bank PLC, were combined into a single consolidated action (Consolidated FX Action). In 2015, Barclays Bank PLC and BCI settled the Consolidated FX Action and paid $384m. Certain class members have opted out of the settlement to seek to file their own claims. The settlement is also subject to final court approval.

ERISA FX Action

Since 2015, several civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs purporting to allege different legal theories of injury (other than those alleged in the Consolidated FX Action) related to alleged manipulation of Foreign Exchange rates, including claims under the US Employee Retirement Income Security Act (ERISA) statute (ERISA Claims), and naming several international banks as defendants, including Barclays PLC, Barclays Bank PLC and BCI. The Court has dismissed the ERISA Claims, and the plaintiffs have appealed this decision.

Retail Basis Action

A putative action was filed in the Northern District of California (and subsequently transferred to the SDNY) against several international banks, including Barclays PLC and BCI, on behalf of a putative class of individuals that exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The Court has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against Barclays and all other defendants. Plaintiffs amended their complaint and defendants (including Barclays) have moved to dismiss the amended complaint.

Last Look Actions

In 2015, two putative class actions were filed in the SDNY on behalf of proposed classes of plaintiffs alleging injuries based on Barclays’ purported improper rejection of customer trades through Barclays Last Look functionality in Barclays’ FX e-trading platforms In 2016, Barclays Bank PLC and BCI paid $50m and settled one of the actions on a class-wide basis. (The other action was voluntarily dismissed.) The deadline for opting out of the class has expired (a small number of class members have opted out), and the Court has granted final approval of the settlement.

State Law FX Action

In 2016, a putative class action was filed in the SDNY under federal, New York and California law on behalf of proposed classes of stockholders of Exchange Traded Funds and others who supposedly were indirect investors in FX Instruments. The defendants (including Barclays) moved to dismiss the action. Plaintiffs’ counsel then amended the complaint to bring claims on behalf of a proposed class of investors under federal and various state laws who traded FX Instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. A different group of plaintiffs subsequently filed another action based on the same theories and asserted substantively similar claims. These two actions have been consolidated and a consolidated complaint was filed in June 2017. Defendants (including Barclays) have moved to dismiss the action.

Canadian FX Action

Civil actions similar to the Consolidated FX Action have been filed in Canadian courts on behalf of proposed classes of plaintiffs containing similar factual allegations of manipulation of Foreign Exchange rates and of damages resulting from such manipulation, in violation of Canadian law. The parties’ settlement for $14.8m has been approved by the court.

Claimed Amounts/Financial Impact

Aside from the settlements discussed above, it is not currently practicable to provide an estimate of any further financial impact of the actions described above on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of ISDAFIX

In 2014, a number of ISDAFIX related civil actions were filed in the SDNY on behalf of proposed class of plaintiffs, alleging that Barclays Bank PLC, a number of other banks and one broker violated the Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAFIX. In 2016, Barclays Bank PLC and BCI entered into a settlement agreement with plaintiffs to resolve the consolidated action and paid $30m, fully resolving all ISDAFIX-related claims that were or could have been brought by the class. The court has preliminarily approved the settlement, which remains subject to final approval and to the right of class members to opt out of the settlement and to seek to file their own claims.

Claimed Amounts/Financial Impact

The principal financial impact of the actions described on the Group is reflected in the settlement described above.

Metals investigations

Barclays Bank PLC has provided information to the DOJ, the CFTC and other authorities in connection with investigations into metals and metals-based financial instruments.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil actions in respect of the gold and silver fix

Various civil actions have been filed against Barclays Bank PLC and others alleging manipulation of the prices of gold and silver.

Background Information

A number of civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the Antitrust Act, and state antitrust and consumer protection laws. Also in the US, a proposed class of plaintiffs has filed a complaint against a number of banks, including Barclays Bank PLC, BCI and Barclays Capital Services Ltd., alleging manipulation of the price of silver in violation of the CEA and antitrust laws. Defendants have moved to dismiss these actions.

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29 Legal, competition and regulatory matters continued

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc., BCI and Barclays Capital PLC on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices in violation of Canadian law.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

US residential and commercial mortgage-related activity and litigation

There have been various investigations and civil litigation relating to secondary market trading of US residential mortgage-backed securities (RMBS) and US commercial mortgage-backed securities (CMBS).

Background Information

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

◾	sponsoring and underwriting of approximately $39bn of private-label securitisations;

◾	economic underwriting exposure of approximately $34bn for other private-label securitisations;

◾	sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);

◾	sales of approximately $3bn of loans to others; and

◾	sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

DOJ Civil Action

In December 2016, the DOJ filed a civil complaint against Barclays Bank PLC, Barclays PLC, BCI, Barclays Group US Inc., Barclays US LLC, BCAP LLC, Securitized Asset Backed Receivables LLC and Sutton Funding LLC, as well as two former employees, in the US District Court in the Eastern District of New York (EDNY) containing a number of allegations, including mail and wire fraud, relating to mortgage-backed securities sold between 2005 and 2007. The DOJ complaint seeks, amongst other relief, unspecified monetary penalties. Barclays is defending the complaint and has filed a motion to dismiss.

RMBS Repurchase Requests

The Group was the sole provider of various loan-level representations and warranties (R&Ws) with respect to:

◾	approximately $5bn of Group sponsored securitisations;

◾	approximately $0.2bn of sales of loans to GSEs; and

◾	approximately $3bn of loans sold to others.

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

R&Ws on the remaining Group sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Group subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by the Group, the Acquired Subsidiary or these third parties.

Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 31 December 2017 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.1bn at the time of such sale.

The unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. Cumulative realised losses reported at 31 December 2017 on loans covered by R&Ws made by the Group or the Acquired Subsidiary are approximately $1.3bn. This litigation is ongoing.

In addition, the Acquired Subsidiary is subject to a more advanced civil action seeking, among other things, indemnification for losses allegedly suffered by a loan purchaser as a result of alleged breaches of R&Ws provided by the Acquired Subsidiary in connection with loan sales to the purchaser during the period 1997 to 2007. This litigation is ongoing.

RMBS Securities Claims

As a result of some of the RMBS activities described above, the Group has been party to a number of lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits alleged, among other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demanded rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership. The Group has resolved the majority of these claims, and only one action currently remains pending.

Approximately $0.1bn of the original face amount of RMBS related to the remaining pending action was outstanding as at 31 December 2017. There were virtually no cumulative realised losses reported on these RMBS as at 31 December 2017. The Group does not expect that, if it were to lose the remaining pending action, any such loss to be material.

Secondary Trading Investigation

The Group has received requests for information and subpoenas from the SEC, the US Attorney’s Office for the District of Connecticut and the Special Inspector General for the US Troubled Asset Relief Program related to trading practices in the secondary market for both RMBS and CMBS. A settlement was announced in May 2017 pursuant to which BCI agreed to resolve this matter for $16.56m.

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Claimed Amounts/Financial Impact

Save for the remaining pending action described under ‘RMBS Securities Claims’ and the May 2017 settlement above, it is not currently practicable to provide an estimate of any further financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. The cost of resolving these actions could individually or in aggregate prove to be substantial.

Alternative trading systems and high-frequency trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders.

Background Information

In 2014, the NYAG filed a complaint (NYAG Complaint) against Barclays PLC and BCI in the Supreme Court of the State of New York alleging, amongst other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, the Group’s SEC-registered ATS. In February 2016, Barclays reached separate settlement agreements with the SEC and the NYAG to resolve those agencies’ claims against Barclays PLC and BCI relating to the operation of LX and paid $35m to each.

Barclays PLC and BCI have been named in a purported class action by an institutional financial services firm under California law based on allegations similar to those in the NYAG Complaint. In October 2016, the federal court in California granted the motion of Barclays PLC and BCI to dismiss the entire complaint and plaintiffs have appealed the court’s decision.

Following the filing of the NYAG Complaint, Barclays PLC and BCI were also named in a putative shareholder securities class action along with certain of its former CEOs, and its current and a former CFO, as well as an employee (Shareholder Class Action). The plaintiffs claim that holders of Barclays American Depository Receipts (ADRs) suffered damages when the ADRs declined in value as a result of the allegations in the NYAG Complaint. A motion to dismiss the complaint filed by the defendants (including Barclays PLC and BCI), was granted in part and denied in part by the court. In February 2016, the court certified the action as a class action. In November 2017, the appellate court affirmed the class certification. Barclays has petitioned the appellate court to stay the action pending review by the US Supreme Court of the class certification.

Claimed Amounts/Financial Impact

The class actions seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect they might have upon the Group’s operating results, cash flows or financial position in any particular period.

FERC and other civil actions

The US Federal Energy Regulatory Commission (FERC) filed a civil action against Barclays Bank PLC and certain of its former traders in connection with allegations that Barclays Bank PLC manipulated the electricity markets in the Western US.

Background Information

In 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against Barclays Bank PLC and four of its former traders asserting that Barclays Bank PLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from 2006 to 2008, and proposed civil penalties and profit disgorgement to be paid by Barclays Bank PLC.

In 2013, FERC filed a civil action against Barclays Bank PLC and its former traders in the US District Court in California seeking to collect a $435m civil penalty and disgorgement of $34.9m of profits, plus interest. The action was settled for $105m ($70m penalty and $35m disgorgement) which was paid in 2017.

In 2015, a civil class action complaint seeking damages of $139.3m was filed in the US District Court for the SDNY against Barclays Bank PLC by Merced Irrigation District, a California utility company, asserting antitrust allegations in connection with Barclays Bank PLC’s purported manipulation of the electricity markets in and around California. The action has been settled in principle for $29m (subject to court approval and to the right of class members to opt out of the settlement and to seek to file their own claims).

Claimed Amounts/Financial Impact

Apart from the settlement amounts referred to above, Barclays does not expect the financial impact of the actions described above to be material to the Group’s operating results, cash flows or financial position.

Treasury auction securities civil actions and related matters

Various civil actions have been filed against Barclays Bank PLC, BCI and other financial institutions alleging violations of anti-trust and other laws relating to the markets for US Treasury securities and Supranational, Sovereign and Agency securities. Certain governmental authorities are also conducting investigations relating to trading of certain government securities in various markets.

Background information

Numerous putative class action complaints have been filed in US Federal Court against Barclays Bank PLC, BCI and other financial institutions that have served as primary dealers in US Treasury securities. Those actions have been consolidated and in November 2017, plaintiffs in the putative class action filed a consolidated amended complaint in the US Federal Court in New York against the defendants as well as certain corporations that operate electronic trading platforms on which US Treasury securities are traded. The complaint purports to assert claims under US federal antitrust laws and state common law based on allegations that defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. Defendants intend to move to dismiss the action.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions that have served as primary dealers in US Treasury securities. This complaint alleges that defendants conspired to fix and manipulate the US Treasury securities market in violation of US federal antitrust laws, the CEA and state common law.

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In 2017, Barclays PLC, Barclays Bank PLC, BCI, Barclays Services Limited, Barclays Capital Securities Limited and certain other financial institutions were named as defendants in a civil anti-trust complaint that alleges that the defendants engaged in a conspiracy to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds from 2005 through 2015. Defendants have moved to dismiss the action.

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government securities in various markets and Barclays has been providing information to various authorities on an ongoing basis.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

American Depositary Shares

Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC’s Board of Directors have been named as defendants in a securities class action consolidated in the SDNY.

Background Information

The securities class action against Barclays PLC, Barclays Bank PLC and various former members of Barclays Bank PLC’s Board of Directors alleges misstatements and omissions in offering documents for certain American Depositary Shares issued by Barclays Bank PLC in April 2008 with an original face amount of approximately $2.5bn (the April 2008 Offering). The plaintiffs assert claims under the Securities Act of 1933, alleging misstatements and omissions concerning (amongst other things) Barclays Bank PLC’s portfolio of mortgage-related (including US subprime-related) securities, Barclays Bank PLC’s exposure to mortgage and credit market risk, and Barclays Bank PLC’s financial condition. The plaintiffs have not specifically alleged the amount of their damages. In June 2016, the SDNY certified the action as a class action. In September 2017, the SDNY granted the defendants’ motion for summary judgment. Plaintiffs are appealing this decision.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described on the Group or what effect that it might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) has filed a complaint against Barclays Bank PLC alleging breach of contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement).

Background Information

In 2008, BDC filed a complaint in the NY Supreme Court alleging that Barclays Bank PLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s 2008 demand (Demand).

BDC asserts that under the Agreement Barclays Bank PLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled Barclays Bank PLC to dispute the Demand before making the transfer, Barclays Bank PLC failed to dispute the Demand. BDC demands damages totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. A trial on liability issues concluded in April 2017 and the court’s decision is pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties agreed to stay this case.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period. BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses, and pre-judgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Civil actions in respect of the US Anti-Terrorism Act

Civil complaints against Barclays Bank PLC and other banks allege engagement in a conspiracy and violation of the US Anti-Terrorism Act (ATA).

Background Information

In 2015, an amended civil complaint was filed in the US Federal Court in the EDNY by a group of approximately 250 plaintiffs, alleging that Barclays Bank PLC and a number of other banks engaged in a conspiracy and violated the ATA by facilitating US dollar-denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah and other attacks that injured or killed the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages and attorneys’ fees. Plaintiffs filed a second amended complaint in July 2016 (the Second Amended Complaint), which, among other things, added various plaintiffs, bringing the total number of plaintiffs to approximately 350. Defendants have moved to dismiss the Second Amended Complaint. In November 2017, a separate civil complaint was filed in the US Federal Court in the SDNY by a group of approximately 160 plaintiffs, alleging claims under the ATA against Barclays Bank PLC and a number of other banks substantially similar to those in the Second Amended Complaint. Defendants intend to move to dismiss this complaint.

In November 2016, a civil complaint was filed alleging claims under the ATA against Barclays Bank PLC (and a number of other banks) substantially similar to those in the Second Amended Complaint. In October 2017, plaintiffs voluntarily dismissed the case, without prejudice.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

246 Barclays PLC and Barclays Bank PLC 2017

29 Legal, competition and regulatory matters continued

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions are defendants in interest rate swap and credit default swap antitrust civil actions in the SDNY.

Background Information

Barclays PLC, Barclays Bank PLC, and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), Trade Web, and ICAP, are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages, treble damages and legal fees. Plaintiffs include certain swap execution facilities, as well as buy-side investors. The buy-side investors claim to represent a class that transacted in fixed-for-floating IRS with defendants in the US from 2008 to the present, including, for example, US retirement and pension funds, municipalities, university endowments, corporations, insurance companies and investment funds. The case is in discovery. In June 2017, a separate suit was filed in the US District Court in the SDNY against the same financial institution defendants in the IRS cases, including Barclays PLC, Barclays Bank PLC, and BCI, claiming that certain conduct alleged in the IRS cases also caused plaintiff to suffer harm with respect to the Credit Default Swaps market. Defendants have moved to dismiss this action.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect they might have upon the Group’s operating results, cash flows or financial position in any particular period.

CCUK Finance Limited and CIAC Corporation

In May 2017, Barclays Bank PLC was served with a civil claim by CCUK Finance Limited and CIAC Corporation issued in the English High Court alleging breach of a contractual indemnity, fraudulent misrepresentation and breach of warranty arising out of the sale of a portfolio of credit cards in 2007. Barclays Bank PLC has filed a defence and counterclaim.

Claimed Amounts/Financial Impact

The claim seeks damages of not less than £1bn plus interest and costs. The damages claimed do not necessarily reflect Barclays Bank PLC’s potential financial exposure if a ruling were to be made against it. It is not currently practicable to provide an estimate of the financial impact of the action described or what effect it might have upon operating results, cash flows or the Group’s financial position in any particular period.

Portuguese Competition Authority investigation

The Portuguese Competition Authority is investigating whether competition law was infringed by the exchange of information about retail credit products amongst 15 banks in Portugal, including the Group, over a period of 11 years with particular reference to mortgages, consumer lending and lending to small and medium enterprises. The Group is cooperating with the investigation.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the action described or what effect it might have upon operating results, cash flows or the Group’s financial position in any particular period.

General

The Group is engaged in various other legal, competition and regulatory matters in the UK and US and a number of other overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

Barclays PLC and Barclays Bank PLC 2017 247

Notes to the financial statements

Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders’ equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements refer to pages 137 to 145.

30 Subordinated liabilities

Accounting for subordinated debt

Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

	2017 £m	2016 £m
Opening balance as at 1 January	23,383	21,467
Issuances	3,041	1,457
Redemptions	(1,378)	(1,143)
Other	(1,220)	1,602
Total subordinated liabilities	23,826	23,383

Issuances totalling £3,041m made up of $2,000m 4.836% Fixed Rate Subordinated Callable Notes (£1,547m), €1,500m 2% Fixed Rate

Subordinated Callable Notes (£1,384m) and SGD 200m 3.75% Fixed Rate Resetting Subordinated Callable Notes (£110m). Redemptions totalling £1,378m include £133m 6.375% Undated Subordinated Notes, $1,556m 6.05% Fixed Rate Subordinated Notes (£1,151m), $117m 7.434% Step-up Callable Perpetual Reserve Capital Instruments (£87m) and instruments issued by other subsidiaries (£7m). Other movements include a decrease of £1,220m largely due to the depreciation of period end USD against GBP.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

	2017 £m	2016 £m
Undated subordinated liabilities	4,191	4,495
Dated subordinated liabilities	19,635	18,888
Total subordinated liabilities	23,826	23,383

None of the Group’s loan capital is secured.

Undated subordinated liabilities
		Subordinated liabilities per balance sheet
	Initial call date	2017 £m	2016 £m
Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	17
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	197	232
Reserve Capital Instruments (RCIs)
7.434% Step-up Callable Perpetual Reserve Capital Instruments (USD 117m)	2017	–	100
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	36	37
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,142	3,124
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	52	54
Undated Notes
6.375% Undated Subordinated Notes	2017	–	140
7.7% Undated Subordinated Notes (USD 99m)	2018	74	84
8.25% Undated Subordinated Notes	2018	144	148
7.125% Undated Subordinated Notes	2020	182	193
6.125% Undated Subordinated Notes	2027	43	45
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	31
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	87	91
9% Permanent Interest Bearing Capital Bonds	At any time	45	47
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	51	54
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	73	77
Total undated subordinated liabilities		4,191	4,495

248 Barclays PLC and Barclays Bank PLC 2017

30 Subordinated liabilities continued

Undated loan capital

Undated loan capital is issued by the Bank and its subsidiaries for the development and expansion of the business and to strengthen the capital bases. The principal terms of the undated loan capital are described below:

Subordination

All undated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest

All undated loan capital bears a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 3 Undated Notes which are floating rate.

After the initial call date, in the event that they are not redeemed, the 7.125%, 6.125% Undated Notes and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest, at rates fixed periodically in advance based on London interbank rates.

Payment of interest

The Bank is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 7.7% Undated Notes, 8.25% Undated Notes and 9.25% Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the 7.7% Undated Notes and 8.25% Undated Notes. Until such time as any deferred interest has been paid in full, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares, preference shares, or other share capital or satisfy any payments of interest or coupons on certain other junior obligations.

The Bank may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. While such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of the Bank’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

All undated loan capital is repayable at the option of the Bank, generally in whole, at the initial call date and on any subsequent coupon or interest payment date or in the case of the 7.125%, 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank in whole in the event of certain changes in the tax treatment of the notes, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

Barclays PLC and Barclays Bank PLC 2017 249

Notes to the financial statements

Capital instruments, equity and reserves

30 Subordinated liabilities continued

Dated subordinated liabilities
			Subordinated liabilities per balance sheet
	Initial call date	Maturity date	2017 £m	2016 £m
Barclays PLC issued
2.625% Fixed Rate Subordinated Callable Notes (EUR 1,250m)	2020	2025	1,119	1,084
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,325	–
4.375% Fixed Rate Subordinated Notes (USD 1,250m)		2024	947	1,054
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	111	–
5.20% Fixed Rate Subordinated Notes (USD 2,050m)		2026	1,439	1,590
4.836% Fixed Rate Subordinated Callable Notes (USD 2,000m)	2027	2028	1,471	–
Barclays Bank PLC issued
6.05% Fixed Rate Subordinated Notes (USD 1,556m)		2017	–	1,316
Floating Rate Subordinated Notes (EUR 40m)		2018	36	34
6% Fixed Rate Subordinated Notes (EUR 1,750m)		2018	1,643	1,590
CMS-Linked Subordinated Notes (EUR 100m)		2018	93	90
CMS-Linked Subordinated Notes (EUR 135m)		2018	124	120
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	533	548
7.75% Contingent Capital Notes (USD 1,000m)	2018	2023	747	822
Floating Rate Subordinated Notes (EUR 50m)		2019	44	42
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	841	956
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,484	1,444
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	273	286
Subordinated Floating Rate Notes (EUR 100m)		2021	88	85
10% Fixed Rate Subordinated Notes		2021	2,261	2,345
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,118	1,285
Subordinated Floating Rate Notes (EUR 50m)		2022	44	43
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	1,043	1,042
7.625% Contingent Capital Notes (USD 3,000m)		2022	2,163	2,390
Subordinated Floating Rate Notes (EUR 50m)		2023	44	43
5.75% Fixed Rate Subordinated Notes		2026	366	384
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	97	103
6.33% Subordinated Notes		2032	62	64
Subordinated Floating Rate Notes (EUR 68m)		2040	60	58
Issuances by other subsidiaries		2018–2019	59	70
Total dated subordinated liabilities			19,635	18,888

Dated loan capital

Dated loan capital is issued by the Company, the Bank and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated loan capital are described below:

Subordination

Dated loan capital issued by the Company ranks behind the claims against the Company of unsecured unsubordinated creditors but before the claims of the holders of its equity.

All dated loan capital issued by the Bank ranks behind the claims against the Bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated loan capital and the holders of its equity. The dated loan capital issued by other subsidiaries is similarly subordinated.

Interest

Interest on the Floating Rate Notes is fixed periodically in advance, based on the related interbank or local central bank rates.

Interest on the 7.75% Contingent Capital Notes, 2.625% Fixed Rate Subordinated Callable Notes, 4.836% Fixed Rate Subordinated Callable Notes,

2% Fixed Rate Subordinated Callable Notes and the 3.75% Fixed Rate Resetting Subordinated Callable Notes are fixed until the call date. After the respective call dates, in the event that they are not redeemed, the interest rates will be re-set and fixed until maturity based on a market rate.

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2017 is redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Company and the Bank, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

250 Barclays PLC and Barclays Bank PLC 2017

30 Subordinated liabilities continued

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

The 7.75% Contingent Capital Notes will be automatically written-down and investors will lose their entire investment in the notes in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7.0%.

31 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid
	Number of shares m	Ordinary shares £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m
As at 1 January 2017	16,963	4,241	17,601	21,842	6,449
Issued to staff under share incentive plans	46	12	74	86	–
Issuances relating to Scrip Dividend Programme	51	12	105	117	–
AT1 securities issuance	–	–	–	–	2,490
Other movements	–	–	–	–	2
As at 31 December 2017	17,060	4,265	17,780	22,045	8,941

As at 1 January 2016	16,805	4,201	17,385	21,586	5,305
Issued to staff under share incentive plans	116	30	158	188	–
Issuances relating to Scrip Dividend Programme	42	10	58	68	–
AT1 securities issuance	–	–	–	–	1,132
Other movements	–	–	–	–	12
As at 31 December 2016	16,963	4,241	17,601	21,842	6,449

Called up share capital

Called up share capital comprises 17,060m (2016: 16,963m) ordinary shares of 25p each.

Share repurchase

At the 2017 AGM on 10 May 2017, Barclays PLC was authorised to repurchase up to an aggregate of 1,696m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2018 or the close of business on 30 June 2018, whichever is the earlier. No share repurchases were made during either 2017 or 2016.

Other equity instruments

Other equity instruments of £8,941m (2016: £6,449m) include AT1 securities issued by Barclays PLC. In 2017, there were two issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (2016: one issuance), with principal amounts totalling £2.5bn (2016: £1.1bn).

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

The principal terms of the AT1 securities are described below:

◾	AT1 securities rank behind the claims against Barclays PLC of (i) unsubordinated creditors; (ii) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or (iii) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities.

◾	AT1 securities bear a fixed rate of interest until the initial call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five-year periods based on market rates.

◾	Interest on the AT1 securities will be due and payable only at the sole discretion of Barclays PLC, and Barclays PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.

◾	AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA.

All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Barclays PLC Group fall below 7.0%.

32 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Barclays PLC and Barclays Bank PLC 2017 Annual Report on Form 20-F 251

Notes to the financial statements

Capital instruments, equity and reserves

32 Reserves continued

Own credit reserve

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss which was previously recorded in the income statement is now recognised within other comprehensive income. Amounts in the own credit reserve is not recycled to profit or loss in future periods.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group.

Treasury shares relate to Barclays PLC shares held in relation to the Group’s various share schemes. These schemes are described in Note 34. Treasury shares are deducted from shareholders’ equity within other reserves. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share-based payments.

	2017 £m	2016 £m
Currency translation reserve	3,054	3,051
Available for sale reserve	364	(74)
Cash flow hedging reserve	1,161	2,105
Own credit reserve[a]	(179)	–
Other reserves and treasury shares	983	969
Total	5,383	6,051

Note

a	As at 31 December 2017, the amount of own credit recognised in the Group’s other comprehensive income was a debit balance of £179m. Upon adoption of IFRS 9, an opening debit balance of £175m was recognised, with a further £4m loss (net of tax) recorded during 2017.

33 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non- controlling interest
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m
Barclays Bank PLC issued:
– Preference shares	242	340	1,838	2,698	242	340
– Upper Tier 2 instruments	3	3	272	272	–	–
Barclays Africa Group Limited	140	402	–	3,507	173	235
Other non-controlling interests	4	3	1	15	–	–
Total	389	748	2,111	6,492	415	575

Barclays Bank PLC

Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2017, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments, representing 11% (2016: 11%) of its equity. Preference share dividends and redemption are typically at the discretion of Barclays Bank PLC. The payment of Upper Tier 2 instrument coupons and principal are typically at the discretion of Barclays Bank PLC, except for coupon payments that become compulsory where Barclays PLC has declared or paid a dividend on ordinary shares in the preceding six-month period. Preference share and Upper Tier 2 instrument holders typically only have rights to redeem in the event of insolvency.

Instrument	2017 £m	2016 £m
Preference Shares:
6.00% non cumulative callable preference shares	–	203
6.278% non cumulative callable preference shares	318	318
4.75% non cumulative callable preference shares	211	211
7.1% non cumulative callable preference shares	–	657
8.125% non cumulative callable preference shares	1,309	1,309
Total Barclays Bank PLC Preference Shares	1,838	2,698
Barclays Africa Group Limited	–	277
Total	1,838	2,975

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	93	93
Undated Floating Rate Primary Capital Notes Series 2	179	179
Total Upper Tier 2 Instruments	272	272

Protective rights of non-controlling interests

Barclays Africa Group Limited

Barclays shareholding in BAGL has reduced from 50.1% in 2016 to 14.9% in 2017. Following the disposal BAGL is not considered as a subsidiary of the Group and has been deconsolidated for accounting purposes and is accounted for as an Available For Sale asset.

Barclays Bank PLC

Barclays Bank PLC also has in issue preference shares which are non-controlling interests to the Group. Under the terms of these instruments, Barclays PLC may not pay dividends on ordinary shares until a dividend is next paid on these instruments or the instruments are redeemed or purchased by Barclays Bank PLC. There are no restrictions on Barclays Bank PLC’s ability to remit capital to the Parent as a result of these issued instruments.

252 Barclays PLC and Barclays Bank PLC 2017

Notes to the financial statements

Employee benefits

The notes included in this section focus on the costs and commitments associated with employing our staff.

34 Share-based payments

Accounting for share-based payments

The Group applies IFRS 2 Share-based Payments in accounting for employee remuneration in the form of shares.

Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share-based savings scheme.

The charge for the year arising from share-based payment schemes was as follows:

	Charge for the year
	2017 £m	2016 £m	2015 £m
Share Value Plan	153	473	442
Deferred Share Value Plan	166	–	–
Others	186	192	86
Total equity settled	505	665	528
Cash settled	3	1	4
Total share based payments	508	666	532

The terms of the main current plans are as follows:

Share Value Plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three, five or seven years. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.

Deferred Share Value Plan (DSVP)

The DSVP was introduced in February 2017. The terms of the DSVP are materially the same as the terms of the SVP as described above, save that executive Directors are not eligible to participate in the DSVP and the DSVP operates over market purchase shares only. The accounting policies for employee benefits are included in Note 8.

Other schemes

In addition to the SVP and DSVP, the Group operates a number of other schemes including schemes operated by, and settled in, the shares of subsidiary undertakings, none of which is individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are Sharesave (both UK and overseas), Sharepurchase (both UK and overseas), the Barclays’ Long Term Incentive Plan, the Share Incentive Award and the Executive Share Award Scheme.

Share option and award plans

The weighted average fair value per award granted, weighted average share price at the date of exercise/release of shares during the year, weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

Barclays PLC and Barclays Bank PLC 2017 253

Notes to the financial statements

Employee benefits

34 Share-based payments continued

	2017				2016
	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average fair value per award granted in year £	Weighted average share price at exercise/ release during year £	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP[a,b]	2.30	2.29	1	191,610	1.66	1.66	1	406,016
DSVP[a,b]	2.26	2.06	1	125,399	–	–	–	–
Others[a]	0.41-2.30	1.99-2.30	0–3	210,160	0.61-1.67	1.65-1.88	0–3	205,129

SVP and DSVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently, the fair value of these awards is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		DSVP[a,b]		Others[a,c]
	Number (000s)		Number (000s)		Number (000s)		Weighted average ex. price (£)
	2017	2016	2017	2016	2017	2016	2017	2016
Outstanding at beginning of year/acquisition date	406,016	386,470	–	–	205,129	166,975	1.38	1.75
Granted in the year	943	229,371	132,316	–	118,222	154,069	1.66	1.20
Exercised/released in the year	(200,350)	(191,623)	(2,275)	–	(90,324)	(60,912)	1.52	1.39
Less: forfeited in the year	(14,999)	(18,202)	(4,642)	–	(17,733)	(47,342)	1.42	1.95
Less: expired in the year	–	–	–	–	(5,134)	(7,661)	2.03	1.83
Outstanding at end of year	191,610	406,016	125,399	–	210,160	205,129	1.41	1.38
Of which exercisable:	18	–	–	–	24,569	24,435	1.59	1.78

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 10,121,109). The weighted average exercise price relates to Sharesave.

Certain of the Group’s share option plans enable certain Directors and employees to subscribe for new ordinary shares of Barclays PLC. For accounting for treasury shares refer to Note 32.

There were no significant modifications to the share based payments arrangements in 2017 and 2016.

As at 31 December 2017, the total liability arising from cash-settled share based payments transactions was £2m (2016: £nil).

Holdings of Barclays PLC shares

Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2017 was 9.9 million (2016: 6.6 million).

Dividend rights have been waived on all these shares. The total market value of the shares held in trust based on the year end share price of £2.03 (2016: £2.23) was £20.1m (2016: £14.7m).

254 Barclays PLC and Barclays Bank PLC 2017

35 Pensions and post-retirement benefits

Accounting for pensions and post retirement benefits

The Group operates a number of pension schemes and post-employment benefit schemes.

Defined contribution schemes – the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test. The Group will keep the developments on the proposed amendments to IFRIC14 under review.

Each scheme’s obligations are calculated using the projected unit credit method. Scheme assets are stated at fair value as at the period end.

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the scheme, are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on scheme assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).

Post-employment benefit schemes – the cost of providing health care benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is the Group’s main scheme, representing 96% of the Group’s total retirement benefit obligations. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:

◾	Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An increase of up to 2% a year may also be added at Barclays’ discretion. Between 1 October 2003 and 1 October 2012 the majority of new UK employees (except for the employees of the investment banking business within Barclays International) were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.

◾	The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

From 1 October 2012, a new UK pension scheme, the BPSP, was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new Barclays UK hires from 1 October 2012, employees of the investment banking business within Barclays International who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme at that date. As a defined contribution scheme, BPSP is not subject to the same investment return, inflation or life expectancy risks for Barclays that defined benefit schemes are. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Other

Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement health care plans globally, the largest of which are the US defined benefit schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with

Barclays (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active staff and pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance apply to the Group’s other pension schemes, depending on local legislation.

Barclays PLC and Barclays Bank PLC 2017 255

Notes to the financial statements

Employee benefits

35 Pensions and post-retirement benefits continued

Amounts recognised

The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2017 £m	2016 £m	2015 £m
Current service cost	265	243	255
Net finance cost	(12)	(32)	41
Past service cost	(3)	–	(432)
Other movements	–	2	1
Total	250	213	(135)

Past service costs includes a £3m (2016: £nil; 2015: £429m) gain on valuation of a component of the defined retirement benefit liability.

Balance sheet reconciliation	2017		2016
	Total £m	Of which relates to UKRF £m	Total £m	Of which relates to UKRF £m
Benefit obligation at beginning of the year	(33,033)	(31,847)	(28,279)	(26,027)
Current service cost	(265)	(245)	(243)	(220)
Interest costs on scheme liabilities	(843)	(810)	(1,016)	(980)
Past service cost	3	–	–	–
Remeasurement loss – financial	(387)	(330)	(7,214)	(7,170)
Remeasurement (loss)/gain – demographic	(228)	(240)	413	390
Remeasurement (loss)/gain – experience	(612)	(614)	525	490
Employee contributions	(5)	(1)	(4)	(1)
Benefits paid	4,970	4,927	1,852	1,800
Exchange and other movements	132	–	933	(129)
Benefit obligation at end of the year	(30,268)	(29,160)	(33,033)	(31,847)
Fair value of scheme assets at beginning of the year	32,657	31,820	28,752	26,829
Interest income on scheme assets	855	831	1,048	1,023
Employer contribution	1,152	1,124	720	634
Remeasurement – return on scheme assets greater than discount rate	1,333	1,263	5,009	5,002
Employee contributions	5	1	4	1
Benefits paid	(4,970)	(4,927)	(1,852)	(1,800)
Exchange and other movements	(110)	–	(1,024)	131
Fair value of scheme assets at the end of the year	30,922	30,112	32,657	31,820
Net surplus/(deficit)	654	952	(376)	(27)
Retirement benefit assets	966	952	14	–
Retirement benefit liabilities	(312)	–	(390)	(27)
Net retirement benefit assets/(liabilities)	654	952	(376)	(27)
Included within the benefit obligation was £895m (2016: £979m) relating to overseas pensions and £213m (2016: £207m) relating to other post-employment benefits.

As at 31 December 2017, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £952m (2016: deficit of £27m). The movement for the UKRF is mainly due to payment of deficit contributions, higher than assumed asset returns, updated mortality assumptions, and lower expected future price inflation, offset by a decrease in discount rate, transfers out of the scheme, and the introduction of an assumption for future transfers out. Of the £4,927m (2016: £1,800m) UKRF benefits paid out, £4,151m (2016: £1,029m) related to transfers out of the fund.

Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the “asset ceiling”). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, Barclays expects to be able to recover any surplus. The Trustee does not have a substantive right to augment benefits, nor do they have the right to wind up the plan except in the dissolution of the Group or termination of contributions by the Group. The application of the asset ceiling to other plans is considered on an individual plan basis.

256 Barclays PLC and Barclays Bank PLC 2017

35 Pensions and post-retirement benefits continued

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2017 % p.a.	2016 % p.a.
Discount rate	2.46	2.62
Inflation rate (RPI)	3.22	3.35

The UKRF discount rate assumption for 2017 was based on a variant of the standard Willis Towers Watson RATE Link model. This variant includes all bonds rated AA by at least one of the four major ratings agencies, and assumes that yields after year 30 are flat. The RPI inflation assumption for 2017 was set by reference to the Bank of England’s implied inflation spot curve, assuming the spot curve remains flat after 30 years. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the discount rate and price inflation assumptions is consistent with that used at the prior year end, except the inflation spot curve was held flat after 25 years at 2016.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2016 of Barclays own post-retirement mortality experience, and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2016 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.25% pa in future improvements. The methodology used is consistent with the prior year end, except that the 2015 core projection model was used at 2016. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years:

Assumed life expectancy	2017	2016	2015
Life expectancy at 60 for current pensioners (years)
– Males	27.8	27.9	28.4
– Females	29.4	29.7	30.0
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.3	29.7	30.2
– Females	31.0	31.7	32.0

An assumption for future transfers out has been introduced at 2017, increasing the benefit obligation by about 2%, as numbers of deferred members transferring out were at higher levels in 2017 than previously experienced. The assumption introduced is that 20% of the benefit obligations in respect of deferred members will transfer out during 2018, 15% in 2019, 10% in 2020, 5% in 2021, tapering down to 0% from 2022 onwards. The assumption used at 2016 was nil transfers out.

Sensitivity analysis on actuarial assumptions

The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays expressing any specific view of the probability of such movements happening.

Change in key assumptions
	2017	2016
	(Decrease)/ Increase in UKRF defined benefit obligation £bn	(Decrease)/ Increase in UKRF defined benefit obligation £bn
Discount rate
0.5% p.a. increase	(2.4)	(2.8)
0.25% p.a. increase	(1.2)	(1.4)
0.25% p.a. decrease	1.3	1.5
0.5% p.a. decrease	2.8	3.2
Assumed RPI
0.5% p.a. increase	1.6	1.9
0.25% p.a. increase	0.8	0.9
0.25% p.a. decrease	(0.7)	(0.9)
0.5% p.a. decrease	(1.5)	(2.0)
Life expectancy at 60
One year increase	1.0	1.1
One year decrease	(1.0)	(1.1)

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 20 years.

Barclays PLC and Barclays Bank PLC 2017 257

Notes to the financial statements

Employee benefits

35 Pensions and post-retirement benefits continued

Assets

A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed with the

Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the assets held by the scheme, with any derivative holdings reflected on a fair value basis.

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total		Of which relates to UKRF
	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %
As at 31 December 2017
Equities – quoted	4,377	14.1	4,151	13.8
Equities – non-quoted	2,001	6.5	2,001	6.6
Bonds – fixed government[a]	2,433	7.9	2,184	7.3
Bonds – index-linked government[a]	13,089	42.3	13,078	43.4
Bonds – corporate and other[a]	5,195	16.8	4,999	16.6
Property – commercial[b]	1,911	6.2	1,902	6.3
Derivatives[b]	816	2.6	816	2.7
Other[c]	1,100	3.6	981	3.3
Fair value of scheme assets	30,922	100.0	30,112	100.0

As at 31 December 2016
Equities – quoted	8,123	24.9	7,840	24.6
Equities – non-quoted	2,043	6.3	2,042	6.4
Bonds – fixed government[a]	1,330	4.1	1,072	3.4
Bonds – index-linked government[a]	13,173	40.3	13,165	41.4
Bonds – corporate and other[a]	5,222	16.0	5,054	15.9
Property – commercial[b]	1,630	5.0	1,622	5.1
Derivatives[b]	870	2.7	870	2.7
Other[c]	266	0.7	155	0.5
Fair value of scheme assets	32,657	100.0	31,820	100.0

Notes

a	Assets held are predominately quoted.
b	Assets held are predominantly non-quoted.
c	Assets held are predominantly in Infrastructure Funds.

Included within the fair value of scheme assets were: £0.1m (2016: £0.2m) relating to shares in Barclays PLC and £0.6m (2016: £0.1m) relating to bonds issued by Barclays PLC. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.

The UKRF scheme assets also include £15m (2016: £32m) relating to UK private equity investments and £1,986m (2016: £2,009m) relating to overseas private equity investments. These are disclosed above within Equities – non-quoted.

Approximately 48% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The Scheme Actuary prepares an annual update of the UKRF funding position in addition to the full triennial actuarial valuation. The latest annual update was carried out as at 30 September 2017 and showed a deficit of £4.8bn and a funding level of 86.8%.

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2016 and was completed in July 2017. This valuation showed a funding deficit of £7.9bn and a funding level of 81.5%, versus £6.0bn funding deficit at the 30 September 2015 update.

The improvement in funding position between 30 September 2016 and 30 September 2017 was largely due to payment of deficit contributions, higher than assumed asset returns, higher Government bond yields, and transfers out of the scheme.

258 Barclays PLC and Barclays Bank PLC 2017

35 Pensions and post-retirement benefits continued

At the 2016 triennial actuarial valuation the Group and UKRF Trustee agreed a revised scheme-specific funding target, statement of funding principles, schedule of contributions, a recovery plan to seek to eliminate the deficit relative to the funding target and some additional support measures. The agreement with the UKRF Trustee also takes into account the changes to the Group structure that will be implemented as a result of ring-fencinga. Barclays Bank PLC will remain as the principal employer of the UKRF.

The main differences between the funding and IAS 19 assumptions were a different approach to setting the discount rate and a more conservative longevity assumption for funding.

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2016 valuation recovery plan are shown alongside the deficit recovery contributions agreed in 2014 for the prior 30 September 2013 valuation.

Year	Deficit contributions 30 September 2016 valuation £m	Deficit contributions 30 September 2013 valuation £m
2017	740	1,240[b]
2018	500	740
2019	500	740
2020	500	740
2021	1,000	240[b]
2022 to 2026	1,000 each year	–

Note

a	Refer to page 162 of the Annual Report for further information on structural reform.
b	The 2017 deficit contributions from the 30 September 2013 valuation included up to £500m payable if the deficit in 2017 exceeded a certain level. Of this £500m, £250m was paid during the first half of 2017. Following the agreement of the 30 September 2016 valuation recovery plan, in July 2017, the remaining payments were no longer required.

The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2020 with an effective date of 30 September 2019.

Other support measures agreed at the same time as the valuation

Collateral – The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time, and associated deficit recovery contributions. The collateral pool is currently made up of government securities and high quality securitisations of credit cards, mortgages and corporate loans. Agreement has been made with the Trustee to increase the proportion of the deficit covered from 88.5% to 100% effective from 26 March 2018 with an overall cap remaining of £9.0bn, at which date the collateral pool will consist of government securities only (the Trustees and Barclays Bank PLC may agree alternative eligible collateral in the future). The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency. These assets are included within Note 40.

Support from Barclays PLC – In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required under the 2016 valuation recovery plan by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC’s unpaid deficit reduction contribution.

Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC’s insolvency during this period provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2017	1,124
2016	634
2015	586

Included within the Group’s contributions paid were £153m (2016: £112m; 2015: £nil) Section 75 contributions.

The Group’s expected contribution to the UKRF in respect of defined benefits in 2018 is £716m (2017: £1,585m). In addition, the expected contributions to UK defined contribution schemes in 2018 is £35m (2017: £36m) to the UKRF and £146m (2017: £124m) to the BPSP.

Barclays PLC and Barclays Bank PLC 2017 259

Notes to the financial statements

Scope of consolidation

The section presents information on the Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

36 Principal subsidiaries

Barclays applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which the Group has control. Under IFRS 10, this is when the Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.

The Group reassesses whether it controls an entity if facts and circumstances indicate that there have been changes to its power, its rights to variable returns or its ability to use its power to affect the amount of its returns.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has been obtained and they do not result in loss of control.

The significant judgements used in applying this policy are set out below.

Accounting for investment in subsidiaries

In the individual financial statements of Barclays PLC, investments in subsidiaries are stated at cost less impairment.

Principal subsidiaries for the Group are set out below. This includes those subsidiaries that are most significant in the context of the Group’s business, results or financial position.

Company Name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held %	Non-controlling interests – proportion of ownership interests %	Non-controlling interests - proportion of voting interests %
Barclays Bank PLC	England	Banking, holding Company	100	11	–
Barclays Capital Securities Limited	England	Securities dealing	100	–	–
Barclays Securities Japan Limited	Japan	Securities dealing	100	–	–
Barclays Capital Inc	United States	Securities dealing	100	–	–
Barclays Services Limited	England	Service Company	100	–	–
Barclays Bank Delaware	United States	Credit card issuer	100	–	–

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. Refer to Note 33 for more information.

Barclays Africa Group Limited was considered a principal subsidiary in 2016. During 2017 Barclays reduced its shareholding in BAGL. This resulted in the deconsolidation of BAGL from the Group as of 1 June 2017, with the residual holding recognised as an available for sale investment.

Determining whether the Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances, this determination will involve judgement, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgement may involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.

An interest in equity voting rights exceeding 50% would typically indicate that the Group has control of an entity. However, the entity set out below is excluded from consolidation because the Group does not have exposure to its variable returns.

Country of registration or incorporation	Company name	Percentage of voting rights held (%)	Equity shareholders’ funds (£m)	Retained profit for the year (£m)
Cayman Islands	Palomino Limited	100	9	7

260 Barclays PLC and Barclays Bank PLC 2017

36 Principal subsidiaries continued

This entity is managed by an external counterparty and consequently is not controlled by the Group. Interests relating to this entity are included in Note 37.

Significant restrictions

As is typical for a Group of its size and international scope, there are restrictions on the ability of Barclays PLC to obtain distributions of capital, access the assets or repay the liabilities of members of its Group due to the statutory, regulatory and contractual requirements of its subsidiaries and due to the protective rights of non-controlling interests. These are considered below.

Regulatory requirements

Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,407bn (2016: £1,553bn) and £1,341bn (2016: £1,480bn) respectively. The assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital levels which cannot be returned to the Parent company, Barclays PLC on a going concern basis.

In order to meet capital requirements, subsidiaries may hold certain equity-accounted and debt-accounted issued financial instruments and non-equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liabilities. Refer to Note 33 and Note 30 for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Group are required to meet PRA and local regulatory requirements pertaining to liquidity. Some of the subsidiaries affected are Barclays Bank PLC and Barclays Capital Inc which must maintain daily compliance with the regulatory minimum. See pages 124 to 136 for further details of liquidity requirements, including those of our significant subsidiaries.

Statutory requirements

The Group’s subsidiaries are subject to statutory requirements not to make distributions of capital and unrealised profits and generally to maintain solvency. These requirements restrict the ability of subsidiaries to make remittances of dividends to Barclays PLC, the ultimate parent, except in the event of a legal capital reduction or liquidation. In most cases, the regulatory restrictions referred to above exceed the statutory restrictions.

Contractual requirements

Asset encumbrance

The Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks. Once encumbered, the assets are not available for transfer around the Group. The assets typically affected are disclosed in Note 40.

Assets held by consolidated structured entities

None of the assets (2016: £99m) included in the Group’s balance sheet relate to consolidated investment funds, held to pay return and principal to the holders of units in the funds. Any assets held in these funds cannot be transferred to other members of the Group. The decrease since 2016 is due to the sale of the French Funds Business.

Other restrictions

The Group is required to maintain balances with central banks and other regulatory authorities, and these amounted to £3,360m (2016: £4,254m).

37 Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

Depending on the Group’s power over the activities of the entity and its exposure to and ability to influence its own returns, it may consolidate the entity. In other cases, it may sponsor or have exposure to such an entity but not consolidate it.

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

Securitisation vehicles

The Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 39 for further detail.

The Group, in previous periods, has provided liquidity facilities to certain securitisation vehicles. At 31 December 2017, there were no outstanding loan commitments to these entities (2016: £152m).

Commercial paper (CP) and medium-term note conduits

The Group provided £10.2bn (2016: £9bn) in undrawn contractual backstop liquidity facilities to CP conduits.

Fund management entities

In previous periods, Barclays had contractually guaranteed the performance of certain cash investments in a number of managed investment funds which resulted in their consolidation. As at 31 December 2017, the notional value of the guarantees were £nil (2016: £99m) as the European Wealth Funds associated with these guarantees were either closed or ownership has been transferred outside the Group and they are no longer consolidated.

Barclays PLC and Barclays Bank PLC 2017 261

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Employee benefit and other trusts

The Group provides capital contributions to employee share trusts to enable them to meet their obligations to employees under share-based payment plans. During 2017, the Group provided undrawn liquidity facilities of £1.8bn (2016: £0.4bn) to certain trusts.

Unconsolidated structured entities in which the Group has an interest

An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Group. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to the Group, lending, loan commitments, financial guarantees and investment management agreements.

Interest rate swaps, foreign exchange derivatives that are not complex and which expose the Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures below.

The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing £m	Short-term traded interests £m	Traded derivatives £m	Other interests £m	Total £m
As at 31 December 2017
Assets
Trading portfolio assets	–	10,788	–	699	11,487
Financial assets designated at fair value	31,520	–	–	2,721	34,241
Derivative financial instruments	–	–	4,380	–	4,380
Loans and advances to banks	–	–	–	–	–
Loans and advances to customers	5,481	–	–	17,386	22,867
Reverse repurchase agreements and other similar secured lending	753	–	–	–	753
Other assets	–	–	–	509	509
Total assets	37,754	10,788	4,380	21,315	74,237
Liabilities
Derivative financial instruments	–	–	5,193	3,356	8,549

As at 31 December 2016
Assets
Trading portfolio assets	–	8,436	–	516	8,952
Financial assets designated at fair value	22,706	–	–	367	23,073
Derivative financial instruments	–	–	4,731	2,130	6,861
Loans and advances to banks	–	–	–	4,915	4,915
Loans and advances to customers	–	–	–	24,142	24,142
Reverse repurchase agreements and other similar secured lending	6,338	–	–	–	6,338
Other assets	–	–	–	919	919
Total assets	29,044	8,436	4,731	32,989	75,200
Liabilities
Derivative financial instruments	–	–	3,567	2,130	5,697

Secured financing arrangements, short-term traded interests and traded derivatives are typically managed under market risk management policies described on page 118 which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include conduits and lending where the interest is driven by normal customer demand.

Secured financing

The Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Group has minimal exposure to the performance of the structured entity counterparty. This includes margin lending which is presented under Loans and advances to customers in 2017 to align to the balance sheet presentation. In 2016 margin lending was presented in Reverse repurchase agreements and other similar secured lending within Note 37. A description of these transactions is included in Note 22.

Short-term traded interests

The Group buys and sells interests in structured entities as part of its trading activities, for example, retail mortgage backed securities, collateralised debt obligations and similar interests. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset.

As at 31 December 2017, £9,645m (2016: £6,568m) of the Group’s £10,788m (2016: £8,436m) short-term traded interests were comprised of debt securities issued by asset securitisation vehicles.

262 Barclays PLC and Barclays Bank PLC 2017

37 Structured entities continued

Traded derivatives

The Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices among other things. The main derivative types which are considered interests in structured entities include index-based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. A description of the types of derivatives and the risk management practices are detailed in Note 15. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Group’s normal credit policies.

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. The Group is mainly exposed to settlement risk on these derivatives which is mitigated through daily margining. Total notionals amounted to £1,680,615m (2016: £1,183,215m).

Except for credit default swaps where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty to provide collateral in cash or other assets in most cases.

Other interests in unconsolidated structured entities

The Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

Nature of interest
	Multi-seller conduit programmes £m	Lending £m	Investment funds and trusts £m	Others £m	Total £m
As at 31 December 2017
Trading portfolio assets
– Debt securities	–	–	–	699	699
Financial assets designated at fair value
– Loans and advances	–	–	–	2,721	2,721
Loans and advances to banks	–	–	–	–	–
Loans and advances to customers	5,424	11,497	–	465	17,386
Other assets	468	11	8	22	509
Total on balance sheet exposures	5,892	11,508	8	3,907	21,315
Total off balance sheet notional amounts	6,270	6,337	–	446	13,053
Maximum exposure to loss	12,162	17,845	8	4,353	34,368
Total assets of the entity	103,057	179,994	11,137	22,669	316,857

As at 31 December 2016
Trading portfolio assets
– Debt securities	–	–	–	441	441
– Equity securities	–	–	–	75	75
Financial assets designated at fair value
– Loans and advances	–	260	–	4	264
– Debt securities	–	50	–	48	98
– Equity securities	–	–	–	5	5
Derivative financial instruments	–	–	–	2,130	2,130
Loans and advances to banks	–	4,890	–	25	4,915
Loans and advances to customers	6,016	16,754	–	1,372	24,142
Other assets	5	7	13	894	919
Total on balance sheet exposures	6,021	21,961	13	4,994	32,989
Total off balance sheet notional amounts	2,734	9,873	–	1,739	14,346
Maximum exposure to loss	8,755	31,834	13	6,733	47,335
Total assets of the entity	75,535	492,950	18,550	39,342	626,377

Maximum exposure to loss

Unless specified otherwise below, the Group’s maximum exposure to loss is the total of its on-balance sheet positions and its off-balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Multi-seller conduit programme

The multi-seller conduit engages in providing financing to various clients and holds whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit. The Group’s off-balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduit for the benefit of the holders of the commercial paper issued by the conduit and will only be drawn where the conduit is unable to access the commercial paper market. If these liquidity facilities are drawn, the Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduit.

Barclays PLC and Barclays Bank PLC 2017 263

Notes to the financial statements

Scope of consolidation

37 Structured entities continued

Lending

The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Group incurred an impairment of £11m (2016: £24m) against such facilities.

Investment funds and trusts

In the course of its fund management activities, the Group establishes pooled investment funds that comprise investments of various kinds, tailored to meet certain investors’ requirements. The Group’s interest in funds is generally restricted to a fund management fee, the value of which is typically based on the performance of the fund.

The Group acts as trustee to a number of trusts established by or on behalf of its clients. The purpose of the trusts, which meet the definition of structured entities, is to hold assets on behalf of beneficiaries. The Group’s interest in trusts is generally restricted to unpaid fees which, depending on the trust, may be fixed or based on the value of the trust assets. Barclays has no other risk exposure to the trusts.

Other

This includes fair value loans with structured entities where the market risk is materially hedged with corresponding derivative contracts, interests in debt securities issued by securitisation vehicles and drawn and undrawn loan facilities to these entities.

Assets transferred to sponsored unconsolidated structured entities

Assets transferred to sponsored unconsolidated structured entities were immaterial.

38 Investments in associates and joint ventures

Accounting for associates and joint ventures

Barclays applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Group has joint control and rights to the net assets of the entity.

The Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition profit/(loss). The Group ceases to recognise its share of the losses of equity accounted associates when its share of the net assets and amounts due from the entity have been written off in full, unless it has a contractual or constructive obligation to make good its share of the losses. In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

There are no individually significant investments in joint ventures or associates held by Barclays.

		2017			2016
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Equity accounted	402	316	718	321	363	684
Held at fair value through profit or loss	–	447	447	–	484	484
Total	402	763	1,165	321	847	1,168

Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Group’s share for the year ended 31 December 2017, with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

			Associates		Joint ventures
			2017 £m	2016 £m	2017 £m	2016 £m
Profit from continuing operations			117	33	77	64
Other comprehensive expense			–	–	(15)	19
Total comprehensive income from continuing operations			117	33	62	83

Unrecognised shares of the losses of individually immaterial associates and joint ventures were £nil (2016: £nil).

The Group’s associates and joint ventures are subject to statutory or contractual requirements such that they cannot make remittances of dividends or make loan repayments to Barclays PLC without agreement from the external parties.

The Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,712m (2016: £1,755m). In addition, the Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £246m (2016: £263m).

264 Barclays PLC and Barclays Bank PLC 2017

39 Securitisations

Accounting for securitisations

The Group uses securitisations as a source of finance and a means of risk transfer. Such transactions generally result in the transfer of contractual cash flows from portfolios of financial assets to holders of issued debt securities.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

In the course of its normal banking activities, the Group makes transfers of financial assets, either where legal rights to the cash flows from the asset are passed to the counterparty or beneficially, where the Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty. Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.

A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:

Transfers of financial assets that do not result in derecognition

Securitisations

The Group was party to securitisation transactions involving its residential mortgage loans and credit card balances.

In these transactions, the assets, interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, which then issues interest bearing debt securities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction. Partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets can also occur or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer.

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2017				2016
	Assets		Liabilities		Assets		Liabilities
	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m
Loans and advances to customers
Residential mortgage loans	–	–	–	–	125	120	(107)	(107)
Credit cards, unsecured and other retail lending	3,772	3,757	(3,635)	(3,626)	5,094	5,084	(4,926)	(4,931)
Total	3,772	3,757	(3,635)	(3,626)	5,219	5,204	(5,033)	(5,038)

Balances included within loans and advances to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group.

The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.

For transfers of assets in relation to repurchase agreements, refer to Note 22 and Note 40.

Barclays PLC and Barclays Bank PLC 2017 265

Notes to the financial statements

Scope of consolidation

39 Securitisations continued

Continuing involvement in financial assets that have been derecognised

In some cases, the Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Group’s involvement, mainly with CLOs and CMBS. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement[a]			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended £m	Cumulative to 31 December £m
2017
CLO and other assets	–	–	–	–	–
Commercial mortgage backed securities	94	94	94	1	1
Total	94	94	94	1	1
2016
CLO and other assets	10	10	10	–	(3)
Commercial mortgage backed securities	–	–	–	–	–
Total	10	10	10	–	(3)

Note

a Assets which represent the Group’s continuing involvement in derecognised assets are recorded in Loans and advances and Trading portfolio assets.

40 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. Assets pledged as collateral include all assets categorised as encumbered in the disclosure on page 129 (unaudited), other than those held in commercial paper conduits. In these transactions, Barclays will be required to step in to provide financing itself under a liquidity facility if the vehicle cannot access the commercial paper market. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2017 £m	2016 £m
Trading portfolio assets	73,899	51,241
Financial assets at fair value	4,798	3,195
Loans and advances to customers	41,772	30,414
Cash collateral	56,351	68,797
Financial investments	15,058	13,053
Non current assets held for sale	–	117
Assets pledged	191,878	166,817

Barclays has an additional £9bn (2016: £14bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and are available to support future issuance.

Total assets pledged includes a collateral pool put in place to provide security for the UKRF funding deficit. Refer to Note 35 for further details.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2017 £m	2016 £m
Fair value of securities accepted as collateral	608,412	466,975
Of which fair value of securities re-pledged/transferred to others	547,637	405,582

Additional disclosure has been included in collateral and other credit enhancements (see pages 89 to 99).

266 Barclays PLC and Barclays Bank PLC 2017

Notes to the financial statements

Other disclosure matters

The notes included in this section focuses on related party transactions, Auditors’ remuneration and directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures, entities under common directorships and Key Management Personnel.

41 Related party transactions and Directors’ remuneration

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes.

Subsidiaries

Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group Financial Statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC, are fully disclosed in Barclays PLC’s balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Group’s investments in associates and joint ventures is set out in Note 38.

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2017
Income/(expense)	(20)	38	4
Impairment releases	2	–	–
Total assets	2	1,048	2
Total liabilities	75	2	162
For the year ended and as at 31 December 2016
Income/(expense)	(20)	7	4
Impairment charges	(13)	–	–
Total assets	72	2,244	–
Total liabilities	94	95	260
For the year ended and as at 31 December 2015
Income/(expense)	(19)	40	4
Impairment charges	(4)	(2)	–
Total assets	36	1,578	–
Total liabilities	158	133	184

Guarantees, pledges or commitments given in respect of these transactions in the year were £27m (2016: £940m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £3m (2016: £3m).

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Group Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2017 £m	2016 £m
As at 1 January	9.2	9.8
Loans issued during the year	0.5	0.6
Loan repayments during the year/change of key management personnel	(4.9)	(1.2)
As at 31 December	4.8	9.2

Barclays PLC and Barclays Bank PLC 2017 267

Notes to the financial statements

Other disclosure matters

41 Related party transactions and Directors’ remuneration continued

No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).

Deposits outstanding
	2017 £m	2016 £m
As at 1 January	7.3	116.5
Deposits received during the year	25.7	18.9
Deposits repaid during the year/change of key management personnel	(26.1)	(128.1)
As at 31 December	6.9	7.3

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2017 were £0.3m (2016: £0.2m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

	2017 £m	2016 £m
Salaries and other short-term benefits	33.9	31.9
Pension costs	0.1	0.2
Other long-term benefits	18.4	11.0
Share-based payments	26.8	21.9
Employer social security charges on emoluments	9.6	6.2
Costs recognised for accounting purposes	88.8	71.2
Employer social security charges on emoluments	(9.6)	(6.2)
Other long-term benefits – difference between awards granted and costs recognised	(9.8)	(2.5)
Share-based payments – difference between awards granted and costs recognised	(11.7)	(8.9)
Total remuneration awarded	57.7	53.6
Disclosure required by the Companies Act 2006 The following information regarding Directors is presented in accordance with the Companies Act 2006:
	2017 £m	2016 £m
Aggregate emoluments[a]	8.5	8.1
Amounts paid under LTIPs[b]	1.1	–
	9.6	8.1

Notes

a	The aggregate emoluments include amounts paid for the 2017 year. In addition, deferred share awards for 2017 will be made to James E Staley and Tushar Morzaria which will only vest subject to meeting certain conditions. The total of the deferred share awards is £1m (2016: £1.4m).
b	The figure above for “Amounts paid under LTIPs” relates to an LTIP award that was released to Tushar Morzaria in 2017. Dividend shares released on the award are excluded. The LTIP figure in the single total figure table for executive Directors’ 2017 remuneration in the Directors’ Remuneration report relates to the award that is scheduled to be released in 2018 in respect of the 2015-2017 LTIP cycle.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2016: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2017, there were no Directors accruing benefits under a defined benefit scheme (2016: nil).

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 22 persons) at

31 December 2017 amounted to 12,460,877 (2016: 11,464,580) ordinary shares of 25p each (0.07% of the ordinary share capital outstanding).

At 31 December 2017, executive Directors and Officers of Barclays PLC (involving 11 persons) held options to purchase a total of 6,000 (2016:

22,527) Barclays PLC ordinary shares of 25p each at a price of 120p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2017 to persons who served as Directors during the year was £0.2m (2016: £0.2m). The total value of guarantees entered into on behalf of Directors during 2017 was £nil (2016: £nil).

268 Barclays PLC and Barclays Bank PLC 2017

42 Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	2017 £m	2016 £m	2015 £m
Audit of the Group’s annual accounts	11	14	13
Other services:
Audit of the Company’s subsidiaries[a]	27	27	21
Other audit related fees[b]	8	4	7
Other services[c]	2	4	2
Total Auditors’ remuneration	48	49	43

Notes

a	Comprises the fees for the statutory audit of subsidiaries both inside and outside the UK and fees for work performed by associates of KPMG or PwC in respect of the consolidated financial statements of the Company.
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

KPMG became the Group’s principal auditor in 2017. PwC was the principal auditor. In addition, and 2015.

The figures shown in the above table relate to fees paid to KPMG or PwC as principal auditor. In addition, fees paid to KPMG in relation to discontinued operations were £4m (PwC 2016: £12m, PwC 2015: £10m).

43 Assets included in disposal groups classified as held for sale and associated liabilities

Accounting for non-current assets held for sale and associated liabilities

The group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.

Assets included in disposal groups classified as held for sale
	Total 2017 £m	Total 2016 £m
Cash and balances at central banks	–	2,930
Items in the course of collection from other banks	–	570
Trading portfolio assets	–	3,084
Financial assets designated at fair value	3	6,984
Derivative financial instruments	–	1,992
Financial investments	–	7,737
Loans and advances to banks	–	1,666
Loans and advances to customers	1,164	43,504
Prepayments, accrued income and other assets	–	696
Investments in associates and joint ventures	–	87
Property, plant and equipment	26	954
Goodwill	–	997
Intangible assets	–	570
Current and deferred tax assets	–	149
Retirement benefit assets	–	33
Total	1,193	71,953
Balance of impairment unallocated under IFRS 5	–	(499)
Total assets classified as held for sale	1,193	71,454

Liabilities included in disposal groups classified as held for sale
	Total 2017 £m	Total 2016 £m
Deposits from banks	–	2,149
Items in the course of collection due to banks	–	373
Customer accounts	–	42,431
Repurchase agreements and other similar secured borrowing	–	597
Trading portfolio liabilities	–	388
Financial liabilities designated at fair value	–	7,325
Derivative financial instruments	–	1,611
Debt securities in issue	–	7,997
Subordinated liabilities	–	934
Accruals, deferred income and other liabilities	–	1,180
Provisions	–	103
Current and deferred tax liabilities	–	162
Retirement benefit liabilities	–	42
Total liabilities classified as held for sale	–	65,292

Net assets classified as held for sale	1,193	6,162
Expected contribution to BAGL	–	866
Disposal group post contribution	1,193	7,028

Barclays PLC and Barclays Bank PLC 2017 269

Notes to the financial statements

Other disclosure matters

43 Assets included in disposal groups classified as held for sale and associated liabilities continued

During the year, a number of disposal groups classified as held for sale have been disposed of. The £70bn decrease in assets is driven by the disposals of BAGL (£65bn), the French retail business (£4bn), the Egypt business (£1bn), Barclays Vida Pensiones (£0.7bn) and the Zimbabwe business (£0.4bn). The associated liabilities of the above disposal groups have also been sold in the year.

Discontinued Operations

On 1 March 2016, Barclays announced its intention to reduce the Group’s 62.3% interest in BAGL to a level which would permit Barclays to deconsolidate BAGL from a regulatory perspective and, prior to that, from an accounting perspective. From this date, BAGL was treated as a discontinued operation. On 5 May 2016, Barclays sold 12.2% of the Group’s interest in BAGL and on 1 June 2017 Barclays sold a further 33.7% of BAGL’s issued share capital, resulting in the accounting deconsolidation of BAGL from the Barclays Group. As a result, as of 1 June 2017 BAGL was consequently no longer reported as a discontinued operation. At this time, Barclays’ holding in BAGL technically met the requirements to be treated as an Associate. However, following a revision of its governance rights in July 2017 and the difference being immaterial, the holding was treated as an Available for Sale (AFS) asset from the transaction date. In Q317 Barclays contributed 1.5% of BAGL’s ordinary shares to a Black Economic Empowerment scheme, resulting in Barclays accounting for 126 million ordinary shares in BAGL, representing 14.9% of BAGL’s issued share capital. The retained investment is reported as an Available for Sale (AFS) asset, in the Head Office segment, with Barclays’ share of BAGL’s dividend recognised in the Head Office income statement.

Prior to the disposal of shares on 1 June 2017, BAGL met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax and non-controlling interest in respect of the discontinued operation on the face of the Group income statement, are analysed in the income statement below. The income statement, statement of other comprehensive income and cash flow statement below represent five months of results as a discontinued operation to 31 May 2017, compared to the full year ended 31 December 2016.

Barclays Africa disposal group income statement
For the year ended 31 December	2017 £m	2016 £m
Net interest income	1,024	2,169
Net fee and commission income	522	1,072
Net trading income	149	281
Net investment income	30	45
Net premiums from insurance contracts	161	362
Other income	(16)	8
Total income	1,870	3,937
Net claims and benefits incurred on insurance contracts	(84)	(191)
Total income net of insurance claims	1,786	3,746
Credit impairment charges and other provisions	(177)	(445)
Net operating income	1,609	3,301
Staff costs	(586)	(1,186)
Administration and general expenses[a]	(1,634)	(1,224)
Operating expenses	(2,220)	(2,410)
Share of post-tax results of associates and joint ventures	5	6
(Loss)/profit before tax	(606)	897
Taxation	(154)	(306)
(Loss)/profit after tax[b]	(760)	591

Attributable to:
Equity holders of the parent	(900)	189
Non-controlling interests	140	402
(Loss)/profit after tax[b]	(760)	591

Notes

a	Includes impairment of £1,090m (2016: £nil).
b	Total loss in respect of the discontinued operation was £2,195m which included the £60m loss on sale and £1,375m loss on recycling of other comprehensive loss on reserves.

270 Barclays PLC and Barclays Bank PLC 2017

43 Assets included in disposal groups classified as held for sale and associated liabilities continued

Other comprehensive income relating to discontinued operations is as follows:

For the year ended 31 December	2017 £m	2016 £m
Available for sale assets	(3)	(9)
Currency translation reserves	(38)	1,451
Cash flow hedge reserves	19	89
Other comprehensive (loss)/income, net of tax from discontinued operations	(22)	1,531
The cash flows attributed to the discontinued operation are as follows:
For the year ended 31 December	2017 £m	2016 £m
Net cash flows from operating activities	540	1,164
Net cash flows from investing activities	(245)	(691)
Net cash flows from financing activities	(165)	(105)
Effect of exchange rates on cash and cash equivalents	(29)	37
Net increase in cash and cash equivalents	101	405

44 Barclays PLC (the Parent company)

Other income

Other income of £690m (2016: £334m) includes £639m (2016: £457m) of income received from gross coupon payments on Barclays Bank PLC issued AT1 securities.

Non-Current Assets and Liabilities

Investment in subsidiaries

The investment in subsidiaries of £39,354m (2016: £36,553m) predominantly represents investments made into Barclays Bank PLC, including £8,986m (2016: £6,486m) of AT1 securities. The increase of £2,801m during the year was driven by AT1 issuances of £2,500m during the period, as well as a £300m investment in Barclays Services Limited (the “Group Service Company”).

The Group Service Company was established in September 2017 as a direct subsidiary of Barclays PLC to deliver operational continuity and to drive operational efficiencies across the Group. In September 2017, Barclays transferred c.£3.8bn of assets and liabilities from Barclays Bank PLC and its subsidiaries to the Group Service Company.

Loans and advances to subsidiaries, subordinated liabilities and debt securities in issue

During the period, Barclays PLC issued $2bn of Fixed Rate Subordinated Notes, €1.5bn of Fixed Rate Subordinated Notes and SGD 0.2bn Fixed Rate Subordinated Notes included within the subordinated liabilities balance of £6,501m (2016: £3,789m), $5bn of Fixed and Floating Rate Senior Notes, £1.95bn of Fixed Rate Senior Notes and €0.5bn Fixed Rate Senior Notes included within the debt securities in issue balance of £22,110m (2016: £16,893m). The proceeds raised through these transactions were used to invest in Barclays Bank PLC in each case with a ranking corresponding to the notes issued by Barclays PLC and included within the loans and advances to subsidiaries balance of £23,970m (2016: £19,421m).

Financial investments

The financial investment assets relate to loans made to subsidiaries of the Group accounted for as AFS instruments. These include a feature that allows for the loan to be written down in whole or in part by the borrower only in the event that the liabilities of the subsidiary would otherwise exceed its assets.

Derivative financial instrument

The derivative financial instrument of £161m (2016: £268m) held by the Parent Company represents Barclays PLC’s right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) falls below 7% at which point the notes are automatically assigned by the holders to Barclays PLC.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. As we implement our structural reform programme, Barclays PLC expects to invest capital and funding in Barclays Bank PLC and other Group subsidiaries such as the Group Service Company, the US IHC and the UK ring-fenced bank. In October 2017, the Bank of England published a consultation on “Internal MREL” and following that consultation a final statement of policy is expected to be published in H1 2018. Accordingly, during the course of 2018 Barclays expects to restructure certain of its investments in subsidiaries, including to subordinate internal MREL beneath operating liabilities, to the extent required to achieve compliance with internal MREL requirements which are expected to be in effect from 1 January 2019.

Total equity

Called up share capital and share premium of Barclays PLC was £22,045m (2016: £21,842m). Other equity instruments of £8,943m (2016: £6,453m) comprises of AT1 securities. For further details please refer to Note 31.

Structural Reform

Barclays’ plans for UK ring-fencing remain on track. The relevant court processes began in November 2017 with the Sanction hearing to be held on 26 and 27 February 2018 at which the Court will be requested to sanction Barclays’ ring-fencing transfer scheme. We intend to complete the reorganisation and establish the UK ring-fenced bank in April 2018, ahead of the 1 January 2019 legislative deadline for implementation.

Barclays PLC and Barclays Bank PLC 2017 271

Additional information

Disclosure controls and procedures

The Chief Executive, James E Staley, and the Group Finance Director, Tushar Morzaria, conducted with Group Management an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures of each of Barclays PLC and Barclays Bank PLC as at 31 December 2017, which are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. As of the date of the evaluation, the Chief Executive and Group Finance Director concluded that the design and operation of these disclosure controls and procedures were effective.

286 Barclays PLC and Barclays Bank PLC 2017

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors

Barclays Bank PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Barclays Bank PLC and subsidiaries (the “Company”) as of 31 December 2017, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended, and the related notes and specific disclosures described in the financial statements as being part of the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

London, United Kingdom

21 February 2018

386 Barclays PLC and Barclays Bank PLC 2017

Independent Registered Public Accounting Firm’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays Bank PLC

In our opinion, the consolidated balance sheet as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016, present fairly, in all material respects, the financial position of Barclays Bank PLC (the “Bank”) and its subsidiaries at December 31 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

22 February 2017

Note that the report set out above does not form part of Barclays Bank PLC’s Annual Report and Accounts for 2017.

Barclays PLC and Barclays Bank PLC 2017 387

Barclays Bank PLC

[•••] Consolidated income statement

[•••] Consolidated statement of comprehensive income

[•••] Consolidated balance sheet

[•••] Consolidated statement of changes in equity

[•••] Consolidated cash flow statement

[•••] Notes to the accounts

[•••] Financial data

Barclays Bank PLC is a public limited company, registered in England under company number 1026167. The bank was incorporated on 7 August 1925 under the Colonial Bank Act 1925 and on the 4 October 1971 was registered as a company limited by shares under the Companies Act 1948 to 1967. Pursuant to The Barclays Bank Act 1984, on 1 January 1985 the Bank was registered as a public limited company and its name was changed from Barclays Bank International Limited to Barclays Bank PLC.

All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

Barclays approach to disclosures

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus. Consequently Barclays disclosures go beyond the minimum standards required by accounting standards and other regulatory requirements.

Barclays continue to support the recommendations and guidance made by the Enhanced Disclosure Taskforce (EDTF). The EDTF was formed by the Financial Stability Board with a remit to broaden and deepen the risk disclosures of global banks in a number of areas, including liquidity and funding, credit risk and market risk. Barclays has adopted the recommendations across the Annual Report and Pillar 3 report.

In line with the Financial Reporting Council’s guidance on Clear and Concise reporting, Barclays has focused reporting on material items and sought to reorganise information to aid users understanding.

It is Barclays view that best in class disclosures will continue to evolve in light of ongoing market and stakeholder engagement with the banking sector. Barclays are committed to engaging with a published Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance which states that UK banks will:

•	Provide high quality, meaningful and decision-useful disclosures;
•	Review and enhance their financial instrument disclosures for key areas of interest;
•	Assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance;
•	Seek to enhance the comparability of financial statement disclosures across the UK banking sector; and
•	Clearly differentiate in their annual reports between information that is audited and information that is unaudited.

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2017 Annual Report and Accounts in compliance with the Code.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 188 to 271 along with the accounts of Barclays PLC itself on pages 193 to 194. The accounting policies on pages 195 to 200 and the Notes commencing on page 201 apply equally to both sets of accounts unless otherwise stated.

The financial statements have been prepared on going concern basis, in accordance with The Companies Act 2006 as applicable to companies using IFRS.

Capital Requirements Country-by Country Reporting

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013. The legislation requires Barclays PLC to publish additional information in respect of the year ended 31 December 2017. This information is available on the Barclays’s website: barclays.com/citizenship/reports-and-publications/country-snapshot.html

388 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same except for the following differences: the holding company, Barclays PLC, certain hedging activity and following a restructure in November 2016, the Group Service Company transferring from Barclays Bank PLC to Barclays PLC.

Differences between Barclays PLC and Barclays Bank PLC results can be summarised as follows:

◾	Balance Sheet Asset size – Barclays PLC £1,133,248m, Barclays Bank PLC £1,129,343m
◾	Income Statement Profit before tax – Barclays PLC £3,541m, Barclays Bank PLC £3,166m

The differences occur primarily due to the following reasons:

◾ Funding structures

◾ Cash flow hedging

◾ Group Service Company

More detail regarding the main differences is described on the page below.

Barclays PLC and Barclays Bank PLC 2017 389

Barclays Bank PLC

Funding structures

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Preference shares	-	5,827

Other shareholders’ equity	-	272

Non-controlling interests (NCI)	2,111	1

Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and where still outstanding are presented as non-controlling interests in the financial statements of Barclays PLC Group.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Treasury shares	(28)	–

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders’ equity.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Capital Redemption Reserve (CRR)	394	51

Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Derivative financial instruments	237,669	237,987

Loans and advances to banks	35,663	36,209

Subordinated liabilities	(23,826)	(24,193)

Barclays Bank PLC has in issue two series of contingent capital notes (CCNs). These both pay interest and principal to the holder unless the consolidated CRD IV CET1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

◾	In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.
◾	In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

390 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data

Cash flow hedging

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Income Statement

Net interest income	9,845	9,748

Tax	(2,240)	(2,125)

Equity

Cash flow hedging reserve	1,161	184

Barclays PLC cash flow hedging reserve is larger than Barclays Bank PLC, as Barclays Bank PLC is no longer exposed to the same variable rate cash flows. This is as a direct result of anticipated bank ring fencing and transfer of assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC). There is also a difference in the income statement due to variance in income and tax due to cash flow hedging not included in Barclays Bank PLC.

Group Service Company

The ownership of the Group service company was transferred in November 2016 contributing to the following key differences between Barclays PLC and Barclays Bank PLC.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Staff Costs	(8,560)	(6,445)

Infrastructure costs	(2,949)	(2,068)

Administration and general expenses	(3,247)	(6,476)

Employees within the Group Service Company were reallocated from Barclays Bank PLC as part of the restructure. Therefore these staff costs are only shown in Barclays PLC. The Group Service Company recharges costs to Barclays Bank PLC leading to higher expenses. These are eliminated on consolidation in Barclays PLC.

Instrument type	Barclays PLC £m	Barclays Bank PLC £m

Goodwill and intangibles	7,849	4,885

Property, plant and equipment	2,572	1,519

Customer accounts	(429,121)	(429,426)

Debt securities in issues	(73,314)	(69,386)

Provisions	(3,543)	(3,302)

The difference is driven by Group Service Company balances reflected in Barclays PLC only, or in the case of customer accounts, intercompany balances between the Group Service Company and Barclays Bank PLC, which eliminate on consolidation in Barclays PLC.

Barclays PLC and Barclays Bank PLC 2017 391

Barclays Bank PLC data Consolidated income statement

For the year ended 31 December	Notes	2017 £m	2016 £m	2015 £m

Continuing operations

Interest income	a	13,631	14,423	13,947

Interest expense	a	(3,883)	(2,966)	(2,584)

Net interest income		9,748	11,457	11,363

Fee and commission income	b	8,775	8,625	8,494

Fee and commission expense	b	(1,901)	(1,789)	(1,611)

Net fee and commission income		6,874	6,836	6,883

Net trading income	c	3,387	2,795	3,430

Net investment income	d	859	1,324	1,097

Other income		69	57	35

Total income		20,937	22,469	22,808

Credit impairment charges and other credit provisions	7	(2,336)	(2,373)	(1,762)

Net operating income		18,601	20,096	21,046

Staff costs	8	(6,445)	(9,211)	(8,853)

Infrastructure costs	e	(2,068)	(2,937)	(2,691)

Administration and general expenses	e	(6,476)	(3,200)	(2,983)

Provisions for UK customer redress	27	(700)	(1,000)	(2,772)

Provision for ongoing investigations and litigation including Foreign Exchange	27	-	-	(1,237)

Operating expenses		(15,689)	(16,348)	(18,536)

Share of post-tax results of associates and joint ventures		70	70	41

Profit/(loss) on disposal of subsidiaries, associates and joint ventures	9	184	565	(637)

Profit before tax		3,166	4,383	1,914

Tax	f	(2,125)	(1,245)	(1,302)

Profit after tax from continuing operations		1,041	3,138	612

(Loss)/profit after tax from discontinued operations		(2,195)	591	626

(Loss)/profit after tax		(1,154)	3,729	1,238

Attributable to:

Equity holders of the parent		(1,937)	2,867	566

Other equity holders	l	639	457	345

Total equity holders of the parent		(1,298)	3,324	911

Non-controlling interests in respect of continuing operations		4	3	3

Non-controlling interests in respect of discontinued operations		140	402	324

(Loss)/profit after tax		(1,154)	3,729	1,238

The note numbers refer to the notes on pages 195 to 271, whereas the note letters refer to Barclays Bank PLC supplementary notes on pages 400 to 408.

Where there are differences between Barclays PLC and Barclays Bank PLC, these are set out on pages 390 and 391. Barclays Bank PLC supplementary notes provide additional detail.

392 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data Consolidated statement of comprehensive income

For the year ended 31 December	2017 £m	2016 £m	2015 £m

(Loss)/profit after tax	(1,154)	3,729	1,238

Profit after tax in respect of continuing operations	1,041	3,138	612

(Loss)/profit after tax in respect of discontinued operations	(2,195)	591	626

Other comprehensive (loss)/income that may be recycled to profit or loss from continuing operations:

Currency translation reserve[a]

- Currency translation differences	(1,310)	3,027	748

Available for sale reserve[a]

- Net gains from changes in fair value	404	2,178	60

- Net (gains) transferred to net profit on disposal	(294)	(912)	(377)

- Net losses transferred to net profit due to impairment	3	20	17

- Net losses/(gains) transferred to net profit due to fair value hedging	283	(1,677)	(148)

- Changes in insurance liabilities	60	53	86

- Tax	(27)	(18)	132

Cash flow hedging reserve[a]

- Net (losses)/gains from changes in fair value	(428)	689	(990)

- Net (gains) transferred to net profit	(602)	(431)	(276)

- Tax	256	(59)	221

Other	(7)	47	19

Other comprehensive (loss)/income that may be recycled to profit and loss from continuing operations	(1,662)	2,917	(508)

Other comprehensive income/ (loss) not recycled to profit and loss from continuing operations:

Retirement benefit remeasurements	115	(1,309)	1,179

Own credit	(7)	-	-

Tax	(66)	329	(260)

Other comprehensive income/(loss) not recycled to profit or loss from continuing operations	42	(980)	919

Other comprehensive (loss)/ income for the year from continuing operations	(1,620)	1,937	411

Other comprehensive income for the year from discontinued operations	1,301	1,520	(1,346)

Total comprehensive (loss)/income for the year, net of tax from continuing operations	(579)	5,075	1,023

Total comprehensive (loss)/income for the year, net of tax from discontinued operations	(894)	2,111	(720)

Total comprehensive (loss)/income for the year	(1,473)	7,186	303

Attributable to:

Equity holders of the parent	(1,585)	5,947	457

Non-controlling interests	112	1,239	(154)

	(1,473)	7,186	303

Notes

a	For further details refer to Note m.

Barclays PLC and Barclays Bank PLC 2017 393

Barclays Bank PLC data Consolidated balance sheet

As at 31 December	Notes	2017 £m	2016 £m	2015 £m

Assets

Cash and balances at central banks		171,036	102,328	49,711

Items in the course of collection from other banks		2,153	1,467	1,011

Trading portfolio assets	g	113,755	80,255	77,398

Financial assets designated at fair value	14	116,282	78,608	76,830

Derivative financial instruments	j	237,987	346,820	327,870

Financial investments	h	58,963	63,365	90,304

Loans and advances to banks	i	36,209	43,634	41,829

Loans and advances to customers	i	365,553	392,783	399,217

Reverse repurchase agreements and other similar secured lending	22	12,546	13,454	28,187

Prepayments, accrued income and other assets		1,850	4,011	3,027

Investments in associates and joint ventures	38	718	684	573

Property, plant and equipment	22	1,519	2,466	3,468

Goodwill and intangible assets	23	4,885	7,348	8,222

Current tax assets	f	376	501	385

Deferred tax assets	10	3,352	4,763	4,495

Retirement benefit assets	35	966	14	836

Assets included in disposal groups classified as held for sale	43	1,193	71,454	7,364

Total assets		1,129,343	1,213,955	1,120,727

Liabilities

Deposits from banks		37,906	48,214	47,080

Items in the course of collection due to other banks		446	636	1,013

Customer accounts		429,426	424,703	418,307

Repurchase agreements and other similar secured borrowing	22	40,338	19,760	25,035

Trading portfolio liabilities	13	37,352	34,687	33,967

Financial liabilities designated at fair value	17	173,718	96,032	91,745

Derivative financial instruments	j	238,345	340,487	324,252

Debt securities in issue		69,386	75,369	69,150

Subordinated liabilities	30	24,193	23,871	21,955

Accruals, deferred income and other liabilities	26	8,416	8,951	10,612

Provisions	27	3,302	3,909	4,142

Current tax liabilities	f	494	708	930

Deferred tax liabilities		-	4	100

Retirement benefit liabilities	35	287	377	423

Liabilities included in disposal groups classified as held for sale	43	-	65,292	5,997

Total liabilities		1,063,609	1,143,000	1,054,708

Equity

Called up share capital and share premium	31	14,453	14,462	14,472

Other equity instruments	31	8,982	6,486	5,350

Other reserves	32	3,808	4,295	933

Retained earnings		38,490	42,190	43,350

Total equity excluding non-controlling interests		65,733	67,433	64,105

Non-controlling interests	n	1	3,522	1,914

Total equity		65,734	70,955	66,019

Total liabilities and equity		1,129,343	1,213,955	1,120,727

The note numbers refer to the notes on pages 195 to 271, whereas the note letters refer to those on pages 400 to 408.

These financial statements have been approved for issue by the Board of Directors on 21 February 2018.

394 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a], b £m	Own credit reserve[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m

Balance as at 31 December 2016	14,462	6,486	(22)	954	3,054	309	-	42,190	67,433	3,522	70,955

Effects of change in accounting policies	-	-	-	-	-	-	(175)	175	-	-	-

Balance at 1 January 2017	14,462	6,486	(22)	954	3,054	309	(175)	42,365	67,433	3,522	70,955

Profit after tax	-	639	-	-	-	-	-	398	1,037	4	1,041
Currency translation movements	-	-	-	-	(1,309)	-	-	-	(1,309)	(1)	(1,310)

Available for sale investments	-	-	429	-	-	-	-	-	429	-	429

Cash flow hedges	-	-	-	(774)	-	-	-	-	(774)	-	(774)

Pension remeasurement	-	-	-	-	-	-	-	53	53	-	53

Own credit reserve	-	-	-	-	-	-	(11)	-	(11)	-	(11)

Other	-	-	-	-	-	-	-	(7)	(7)	-	(7)

Total comprehensive income net of tax from continuing operations	-	639	429	(774)	(1,309)	-	(11)	444	(582)	3	(579)

Total comprehensive income net of tax from discontinued operations	-	-	(11)	4	1,339	-	-	(2,335)	(1,003)	109	(894)

Total comprehensive income for the year	-	639	418	(770)	30	-	(11)	(1,891)	(1,585)	112	(1,473)

Issue and exchange of other equity instruments	-	2,496	-	-	-	-	-	-	2,496	-	2,496
Other equity instruments coupons paid	-	(639)	-	-	-	-	-	174	(465)	-	(465)

Redemption of preference shares	(9)	-	-	-	-	14	-	(1,343)	(1,338)	-	(1,338)

Equity settled share schemes	-	-	-	-	-	-	-	550	550	-	550
Vesting of Barclays PLC shares under employee share-based payment schemes	-	-	-	-	-	-	-	(78)	(78)	-	(78)

Dividends on ordinary shares	-	-	-	-	-	-	-	(674)	(674)	(173)	(847)
Dividends on preference shares and other shareholders equity	-	-	-	-	-	-	-	(242)	(242)	-	(242)
Net equity impact of BAGL disposal	-	-	-	-	-	-	-	(359)	(359)	(3,462)	(3,821)

Other reserve movements	-	-	-	-	-	-	7	(12)	(5)	2	(3)

Balance at 31st December 2017	14,453	8,982	396	184	3,084	323	(179)	38,490	65,733	1	65,734

Barclays PLC and Barclays Bank PLC 2017 395

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a], b £m	Own credit reserve[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2016	14,472	5,350	338	709	(623)	509	-	43,350	64,105	1,914	66,019

Continuing Operations

Profit after tax	-	457	-	-	-	-	-	2,678	3,135	3	3,138
Currency translation movements	-	-	-	-	3,025	-	-	-	3,025	2	3,027

Available for sale investments	-	-	(356)	-	-	-	-	-	(356)	-	(356)

Cash flow hedges	-	-	-	199	-	-	-	-	199	-	199

Pension remeasurement	-	-	-	-	-	-	-	(980)	(980)	-	(980)

Other	(17)	-	-	-	-	-	-	64	47	-	47

Other comprehensive income net of tax from continuing operations	(17)	457	(356)	199	3,025	-	-	1,762	5,070	5	5,075

Other comprehensive income net of tax from discontinued operations	-	-	(4)	46	652	-	-	183	877	1,234	2,111

Total comprehensive income for the year	(17)	457	(360)	245	3,677	-	-	1,945	5,947	1,239	7,186

Issue and exchange of equity instruments	-	1,136	-	-	-	-	-	-	1,136	-	1,136
Other equity instruments coupons paid	-	(457)	-	-	-	-	-	128	(329)	-	(329)
Redemption of preference shares	-	-	-	-	-	(199)	-	(1,378)	(1,577)	-	(1,577)

Equity settled share schemes	-	-	-	-	-	-	-	577	577	-	577
Vesting of Barclays PLC shares under employee share-based payment schemes	-	-	-	-	-	-	-	(414)	(414)	-	(414)

Dividends paid	-	-	-	-	-	-	-	(978)	(978)	(235)	(1,213)
Capital contribution from Barclays PLC	-	-	-	-	-	-	-	114	114	-	114
Net equity impact of partial BAGL disposal	-	-	-	-	-	-	-	(349)	(349)	601	252
Net equity impact of Group Service Company disposal	-	-	-	-	-	-	-	(806)	(806)	-	(806)

Other reserve movements	7	-	-	-	-	(1)	-	1	7	3	10

Balance at 31st December 2016	14,462	6,486	(22)	954	3,054	309	-	42,190	67,433	3,522	70,955

396 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data

Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and other shareholders’ equity[a], b £m	Own credit reserve[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2015	14,472	4,350	578	1,817	(582)	509	-	42,650	63,794	2,251	66,045

Continuing Operations

Profit after tax	-	345	-	-	-	-	-	264	609	3	612

Currency translation movements	-	-	-	-	748	-	-	-	748	-	748

Available for sale investments	-	-	(230)	-	-	-	-	-	(230)	-	(230)

Cash flow hedges	-	-	-	(1,045)	-	-	-	-	(1,045)	-	(1,045)

Pension remeasurement	-	-	-	-	-	-	-	919	919	-	919

Other	-	-	-	-	-	-	-	19	19	-	19

Other comprehensive income net of tax from continuing operations	-	345	(230)	(1,045)	748	-	-	1,202	1,020	3	1,023

Other comprehensive income net of tax from discontinued operations	-	-	(10)	(63)	(789)	-	-	299	(563)	(157)	(720)

Total comprehensive income for the year	-	345	(240)	(1,108)	(41)	-	-	1,501	457	(154)	303

Issue of shares under employees share schemes	-	-	-	-	-	-	-	571	571	-	571
Issue and exchange of equity instruments	-	1,000	-	-	-	-	-	-	1,000	-	1,000
Other equity instruments coupons paid	-	(345)	-	-	-	-	-	70	(275)	-	(275)

Vesting of Barclays PLC shares under employee share-based payment schemes	-	-	-	-	-	-	-	(755)	(755)	-	(755)

Dividends paid	-	-	-	-	-	-	-	(1,219)	(1,219)	(209)	(1,428)
Capital contribution from Barclays PLC	-	-	-	-	-	-	-	560	560	-	560

Other reserve movements	-	-	-	-	-	-	-	(28)	(28)	26	(2)

Balance at 31st December 2015	14,472	5,350	338	709	(623)	509	-	43,350	64,105	1,914	66,019

Notes

a	For further details refer to Note l
b	For further details refer to Note m

Barclays PLC and Barclays Bank PLC 2017 397

Barclays Bank PLC data

Consolidated cash flow statement

For the year ended 31 December	2017 £m	2016 £m	2015 £m

Continuing operations

Reconciliation of profit before tax to net cash flows from operating activities:

Profit before tax	3,166	4,383	1,914

Adjustment for non-cash items:

Allowance for impairment	2,336	2,357	1,752

Depreciation, amortisation and impairment of property, plant, equipment and intangibles	821	1,232	1,215

Other provisions, including pensions	1,716	1,726	4,243

Net profit on disposal of investments and property, plant and equipment	(307)	(912)	(374)

Other non-cash movements including exchange rate movements	1,235	(20,780)	(1,189)

Changes in operating assets and liabilities

Net decrease/(increase) in loans and advances to banks and customers	27,235	(25,439)	22,705

Net decrease in reverse repurchase agreements and other similar lending	908	14,733	103,471

Net (decrease)/increase in deposits and debt securities in issue	(11,567)	49,961	(33,219)

Net increase/(decrease) in repurchase agreements and other similar borrowing	20,578	(4,852)	(99,602)

Net decrease/(increase) in derivative financial instruments	6,691	(2,351)	(3,309)

Net (increase)/decrease in trading assets	(33,472)	(5,542)	37,079

Net increase/(decrease) in trading liabilities	2,665	880	(10,877)

Net decrease/(increase) in financial assets and liabilities designated at fair value	40,012	807	(3,064)

Net (increase) in other assets	(2,119)	(3,731)	(2,680)

Net (decrease) in other liabilities	(2,260)	(452)	(1,772)

Corporate income tax paid	(672)	(742)	(1,643)

Net cash from operating activities	56,966	11,278	14,650

Purchase of available for sale investments	(83,707)	(65,086)	(120,061)

Proceeds from sale or redemption of available for sale investments	88,298	102,515	114,529

Purchase of property, plant and equipment and intangibles	(954)	(2,054)	(1,928)

Proceeds from sale of property, plant and equipment and intangibles	3,334	234	393

Disposal of discontinued operation, net of cash disposed	(1,060)	-	-

Disposal of subsidiaries, net of cash disposed	358	595	-

Other cash flows associated with investing activities	693	32	516

Net cash from investing activities	6,962	36,236	(6,551)

Dividends paid	(1,555)	(1,186)	(1,428)

Issuance of subordinated debt	3,041	1,457	879

Redemption of subordinated debt	(1,378)	(1,143)	(556)

Net issue of shares and other equity instruments	2,495	1,125	655

Capital contribution from Barclays PLC	-	114	560

Repurchase of shares and other equity instruments	(1,339)	(1,378)	-

Net cash from financing activities	1,264	(1,011)	110

Effect of exchange rates on cash and cash equivalents	(4,773)	10,468	1,689

Net increase in cash and cash equivalents from continuing operations	60,419	56,971	9,898

Net cash from discontinued operation	101	405	(1,821)

Net increase in cash and cash equivalents	60,520	57,376	8,077

Cash and cash equivalents at beginning of year	143,932	86,556	78,479

Cash and cash equivalents at end of year	204,452	143,932	86,556

Cash and cash equivalents comprise:

Cash and balances at central banks	171,036	102,328	49,711

Loans and advances to banks with original maturity less than three months	32,706	38,099	35,876

Available for sale treasury and other eligible bills with original maturity less than three months	682	356	816

Trading portfolio assets with original maturity less than three months	28	-	153

Cash and cash equivalents held for sale	-	3,149	-

	204,452	143,932	86,556

398 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data

Consolidated cash flow statement

Interest received by The Group was £21,783m (2016: £21,981m; 2015: £20,370m) and interest paid by The Group was £10,388m (2016: £7,812m; 2015: £6,992m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £3,360m at 31 December 2017 (2016: £4,254m; 2015: £4,369m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Barclays PLC and Barclays Bank PLC 2017 399

Barclays Bank PLC data

Notes to the accounts

a Net interest income

	2017	2016	2015

	£m	£m	£m

Cash and balances with central banks	583	186	157

Financial investments	754	740	698

Loans and advances to banks	286	483	481

Loans and advances to customers	11,783	12,957	12,512

Other	225	57	99

Interest income	13,631	14,423	13,947

Deposits from banks	(370)	(204)	(123)

Customer accounts	(1,123)	(1,808)	(1,510)

Debt securities in issue	(898)	(690)	(422)

Subordinated liabilities	(1,225)	(988)	(978)

Other	(267)	724	449

Interest expense	(3,883)	(2,966)	(2,584)

Net interest income	9,748	11,457	11,363

b Net fee and commission income

	2017	2016	2015

	£m	£m	£m

Banking, investment management and credit related fees and commissions	8,646	8,507	8,365

Foreign exchange commission	129	118	129

Fee and commission income	8,775	8,625	8,494

Fee and commission expense	(1,901)	(1,789)	(1,611)

Net fee and commission income	6,874	6,836	6,883

c Net Trading Income

	2017	2016	2015

	£m	£m	£m

Trading income	3,387	2,830	3,000

Own credit gains/(losses)	-	(35)	430

Net trading income	3,387	2,795	3,430

400 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data

Notes to the accounts

d Net investment income

	2017	2016	2015

	£m	£m	£m

Net gain from disposal of available for sale assets	298	912	385

Dividend income	48	8	8

Net gain from financial instruments designated at fair value	338	158	193

Other investment income	175	246	511

Net investment income	859	1,324	1,097

e Administrative and general expenses

	2017	2016	2015

	£m	£m	£m

Infrastructure costs

Property and equipment	954	1,147	1,082

Depreciation of property, plant and equipment	303	482	475

Operating lease rentals	290	550	411

Amortisation of intangible assets	478	661	570

Impairment of property, equipment and intangible assets	40	97	150

Gain/(loss) on property disposals	3	-	3

Total infrastructure costs	2,068	2,937	2,691
Administration and general costs

Consultancy, legal and professional fees	756	1,079	1,078

Subscriptions, publications, stationery and communications	455	638	678

Marketing, advertising and sponsorship	400	430	451

Travel and accommodation	118	132	188

UK bank levy	365	410	425

Goodwill Impairment	-	-	102

Other administration and general expenses	4,382	511	61

Total administration and general costs	6,476	3,200	2,983
Staff costs[a]	6,445	9,211	8,853

Provision for UK customer redress	700	1,000	2,772

Provision for ongoing investigations and litigation including Foreign Exchange	-	-	1,237

Operating expenses[b]	15,689	16,348	18,536

Notes

a	The Group has realigned outsourcing costs from administration and general expenses to staff costs in order to more appropriately reflect the nature and internal management of these costs. The net effect of these movements is to reduce administration and general expenses and to increase staff costs by £847m in 2017 and £1,063m in 2016.

b	Total operating expenses of £15,689m (2016: £16,348m; 2015: £18,536m) include depreciation of property, plant and equipment of £303m (2016: £482m; 2015: £475m), amortisation of intangible assets of £478m (2016: £661m; 2015: £570m), goodwill impairment £nil (2016: £nil; 2015: £102m) and administration and other expenses of £14,908m (2016: £15,205m; 2015: £17,389m).

Barclays PLC and Barclays Bank PLC 2017 401

Barclays Bank PLC data

Notes to the accounts

f Tax

	2017	2016	2015

	£m	£m	£m

Current tax charge/(credit)

Current year	659	1,147	1,772

Adjustment for prior years	44	(359)	(188)

	703	788	1,584

Deferred tax charge/(credit)

Current year	1,487	392	(360)

Adjustment for prior years	(65)	65	78

	1,422	457	(282)

Tax charge	2,125	1,245	1,302

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax charge of £6m (2016: £49m credit) principally relating to share based payments.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to The Group’s profit before tax.

	2017	2016	2015

	£m	£m	£m

Profit before tax from continuing operations	3,165	4,383	1,914

Tax charge based on the standard UK corporation tax rate of 19.25% (2016: 20%, 2015: 20.25%)	610	877	387

Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 29.8% (2016: 29.5%, 2015: 28.1%))	333	415	151

Recurring items:

Non-creditable taxes including withholding taxes	191	277	309

Non-deductible expenses	82	114	67

Impact of UK bank levy being non-deductible	70	82	96

Banking surcharge on UK profits	6	75	-

Tax adjustments in respect of share based payments	4	34	30

Non-taxable gains and income	(191)	(208)	(197)

Changes in recognition of deferred tax and effect of unrecognised tax losses	(72)	(178)	(71)

Impact of Barclays Bank PLC’s overseas branches being taxed both locally and in the UK	(61)	(128)	(35)

Adjustments in respect of prior years	(21)	(294)	(110)

Other items	111	81	142

Non-recurring items:

One off re-measurement of US deferred tax assets	1,177

Impact of the UK branch exemption on deferred tax assets	(276)

Non-deductible provisions for UK customer redress	129	203	283

Non-deductible provisions for investigations and litigation	72	48	261

Non-taxable gains and income on divestments	(39)	(180)	(50)

Non-deductible impairments and losses on divestments	-	27	39

Tax charge	2,125	1,245	1,302

Effective tax rate	67.2%	28.4%	68.0%

402 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data

Notes to the accounts

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2017	2016

	£m	£m

Assets	501	385

Liabilities	(708)	(930)

As at 1 January	(207)	(545)

Income statement from continuing operations	(703)	(788)

Other comprehensive income	26	295

Corporate income tax paid	672	742

Other movements	94	89

	(118)	(207)

Assets	376	501

Liabilities	(494)	(708)

As at 31 December	(118)	(207)

g Trading portfolio assets

	2017	2016

	£m	£m

Debt securities and other eligible bills	51,195	38,804

Equity securities	59,338	38,329

Traded loans	3,140	2,975

Commodities	82	147

Trading portfolio assets	113,755	80,255

h Financial Investments

	2017	2016

	£m	£m

Available for sale debt securities and other eligible bills	52,020	57,704

Available for sale equity securities	1,834	485

Held to maturity debt securities	5,109	5,176

Financial Investments	58,963	63,365

i Loans and advances to banks and customers

	2017	2016

	£m	£m

Gross loans and advances to banks	36,209	43,634

Less: allowance for impairment	-	-

Loans and advances to banks	36,209	43,634

Gross loans and advances to customers	370,205	397,403

Less: allowance for impairment	(4,652)	(4,620)

Loans and advances to customers	365,553	392,783

Barclays PLC and Barclays Bank PLC 2017 403

Barclays Bank PLC data

Notes to the accounts

j Derivative financial instruments

	Notional contract amount £m	Fair value Assets £m	Liabilities £m

Year ended 31 December 2017

Total derivative assets/(liabilities) held for trading	35,747,945	237,741	(237,242)

Total derivative assets/(liabilities) held for risk management	175,785	246	(1,103)

Derivative assets/(liabilities)	35,923,730	237,987	(238,345)

Year ended 31 December 2016

Total derivative assets/(liabilities) held for trading	36,261,030	345,834	(339,647)

Total derivative assets/(liabilities) held for risk management	261,314	986	(840)

Derivative assets/(liabilities)	36,522,344	346,820	(340,487)

k Subordinated liabilities

	2017	2016

	£m	£m

Undated subordinated liabilities	4,192	4,495

Dated subordinated liabilities	20,001	19,376

Total subordinated liabilities	24,193	23,871

l Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid

	Ordinary share capital £m	Preference share capital £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m

As at 1 January 2017	2,342	28	12,092	14,462	6,486

AT1 securities issuance	-	-	-	-	2,496

Other movement	-	(9)	-	(9)	-

As at 31 December 2017	2,342	19	12,092	14,453	8,982

As at 1 January 2016	2,342	38	12,092	14,472	5,350

AT1 securities issuance	-	-	-	-	1,136

Other movement	-	(10)	-	(10)

As at 31 December 2016	2,342	28	12,092	14,462	6,486

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2017, comprised 2,342 million ordinary shares of £1 each (2016: 2,342 million).

Ordinary share capital constitutes 60% (2016: 60%) of total share capital issued.

Preference shares

The issued preference share capital of Barclays Bank PLC, as at 31 December 2017, comprised 1,000 Sterling Preference Shares of £1 each (2016: 1,000); 31,856 Euro Preference Shares of €100 each (2016: 31,856); 58,133 US Dollar Preference Shares of $100 each (2016: 58,133); and 106 million US Dollar Preference Shares of $0.25 each (2016: 161 million). In the first quarter of 2017, 55 million US Dollar Preference Shares of $0.25 each were redeemed. In the fourth quarter of 2017, 20,930 Sterling Preference Shares of £100 each were redeemed.

Preference share capital constitutes 40% (2016: 40%) of total share capital issued.

404 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data

Notes to the accounts

Sterling £1 Preference Shares

1,000 Sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31 December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive Sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the Sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 2006 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital.

The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro Preference Shares

140,000 Euro 4.75% non-cumulative callable preference shares of €100 each (the 4.75% Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The 4.75% Preference Shares entitle the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and thereafter quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits.

The 4.75% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 March 2020, and on each dividend payment date thereafter at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

Sterling Preference Shares

75,000 Sterling 6.0% non-cumulative callable preference shares of £100 each (the 6.0% Preference Shares) were issued on 22 June 2005 for a consideration of £743.7m, of which the nominal value was £7.5m and the balance was share premium. The 6.0% Preference Shares entitle the holders thereof to receive Sterling non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 6.0% per annum on the amount of £10,000 per preference share until 15 December 2017, and thereafter quarterly at a rate reset quarterly equal to 1.42% per annum above the London interbank offered rate for three-month Sterling deposits.

The 6.0% Preference Shares were redeemed in full on 15 December 2017.

US Dollar Preference Shares

100,000 US Dollar 6.278% non-cumulative callable preference shares of $100 each (the 6.278% Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of $995.4m (£548.1m), of which the nominal value was $10m and the balance was share premium. The 6.278% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of $10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits.

The 6.278% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2034, and on each dividend payment date thereafter at $10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

55 million US Dollar 7.1% non-cumulative callable preference shares of $0.25 each (the 7.1% Preference Shares), represented by 55 million American Depositary Shares, Series 3, were issued on 13 September 2007 for a consideration of $1,335m (£657m), of which the nominal value was $13.75m and the balance was share premium. The 7.1% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 7.1% per annum on the amount of $25 per preference share.

The 7.1% Preference Shares were redeemed in full on 15 March 2017.

106 million US Dollar 8.125% non-cumulative callable preference shares of $0.25 each (the 8.125% Preference Shares), represented by 106 million American Depositary Shares, Series 5, were issued on 11 April 2008 and 25 April 2008 for a total consideration of $2,650m (£1,345m), of which the nominal value was $26.5m and the balance was share premium. The 8.125% Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, quarterly at a fixed rate of 8.125% per annum on the amount of $25 per preference share.

Barclays PLC and Barclays Bank PLC 2017 405

Barclays Bank PLC data

Notes to the accounts

The 8.125% Preference Shares are redeemable at the option of Barclays Bank PLC, in whole or in part, on any dividend payment date at $25 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any 4.75% Preference Shares, the 6.278% Preference Shares and the 8.125% Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior approval of the UK PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £13m 6% Callable Perpetual Core Tier One Notes and the $569m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £35m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments, the £33m 6.3688% Step-up Callable Perpetual Reserve Capital Instruments and the £3,000m 14% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (together, the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per 4.75% Preference Share, $10,000 per 6.278% Preference Share, $25 per 6.625% Preference Share and $0.25 per 8.125% Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital. If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply.

This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC or to a wholly owned subsidiary) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1) the date on which Barclays Bank PLC next declares and pays in full a preference dividend; and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

Other equity instruments

Other equity instruments of £8,082m (2016: £6,486m) include AT1 securities issued by Barclays Bank PLC. In 2017, there were two issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts totals to £2.5bn.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

Other shareholders’ equity

	The Group		The Bank
	2017	2016	2017	2016

	£m	£m	£m	£m

As at 1 January	271	485	335	549

Redemption	-	(214)	-	(214)

As at 31 December	271	271	335	335

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable in each case, at the option of the Bank, in whole on any interest payment date. The Bank is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

406 Barclays PLC and Barclays Bank PLC 2017

Barclays Bank PLC data

Notes to the accounts

m Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Own credit reserve

As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit on financial liabilities designated at fair value through profit and loss which was previously recorded in the income statement is now recognised within other comprehensive income. Amounts in the own credit reserve is not recycled to profit or loss in future periods.

Other reserves and other shareholders’ equity

Other reserves relate to redeemed ordinary and preference shares issued by the group.

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable in each case, at the option of the Bank, in whole on any interest payment date. The Bank is not obliged to make payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

	2017	2016

	£m	£m

Currency translation reserve	3,084	3,054

Available for sale reserve	396	(22)

Cash flow hedging reserve	184	954

Own credit reserve[a]	(179)	-

Other reserves and treasury shares	323	309

Total	3,808	4,295

Note

a	As at 31 December 2017, the amount of own credit recognized in the Group’s other comprehensive income was a debit balance of £179m. Upon adoption of IFRS 9, an opening debit balance of £175m was recognized, with a further £4m loss (net of tax) recorded during 2017.

n Non-controlling interests

	Profit attributable to Non- Controlling interest		Equity attributable to Non- Controlling interest		Dividends paid to Non- Controlling interest

	2017	2016	2017	2016	2017	2016

	£m	£m	£m	£m	£m	£m

Barclays Africa Group Limited	140	402	-	3,507	173	235

Other non-controlling interests	4	3	1	15	-	-

Total	144	405	1	3,522	173	235

o Dividends on ordinary shares

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

The 2017 financial statements include £674m (2016: £638m) of dividend paid. This includes the final dividend declared in relation to the prior year of £165m (2016: £502m), interim dividends of £208m (2016: £119m) and an additional £301m dividend paid to Barclays PLC which was then contributed to Group Service Company. These result in a total dividend for the year of 29p (2016: 27p) per ordinary share.

Dividends paid on the 4.75% €100 preference shares amounted to £415.65 per share (2016: £370.20). Dividends paid on the 6.278% US$100 preference shares amounted to £483.37 per share (2016: £467.05). Dividends paid on the 8.125% US$0.25 preference shares amounted to £1.58 per share (2016:

Barclays PLC and Barclays Bank PLC 2017 407

Barclays Bank PLC data

Notes to the accounts

£1.49). Dividends paid on the 6.0% £100 preference shares amounted to £600.00 per share (2016: £600.00) which was redeemed during the year. Dividends paid on the 7.1% US$0.25 preference shares amounted to £0.36 per share (2016: £1.30) which was redeemed during the year.

Dividends paid on preference shares amounted to £242m (2016: £339m). Dividends paid on other equity instruments amounted to £639m (2016: £462m).

p Capital

The Barclays Bank PLC Group’s policies and objectives for managing capital are the same as those for the Barclays PLC Group, disclosed on page 346.

The table below provides details of the Barclays Bank PLC Group at 31 December 2017.

Regulatory capital	2017

£m

Fully loaded Common Equity Tier 1 capital	45,232

PRA transitional tier 1 capital	58,325

PRA transitional total regulatory capital	73,339

q Segmental reporting

Segmental reporting by Barclays Bank PLC is the same as that presented in the Barclays PLC financial statements, except for:

–	the difference in profit before tax of £0.4bn (2016: £1.2bn) between Barclays PLC and Barclays Bank PLC is included in the Head Office Functions; and

–	the difference in total assets of £3.9bn (2016: £0.9bn) is mainly due to transfer of PPE and Intangible assets to Barclays PLC and the loan notes issued by Barclays Bank PLC to fund the derivatives in Barclays PLC.

r Related Parties

The aggregate emoluments of all Directors and Officers of Barclays Bank PLC who held office during the year (2017: 30 persons, 2016: 33 persons, 2015: 33 persons) for the year ended 31 December 2017 amounted to £88.7m (2016: £71.3m; 2015: £52.5m). In addition, the aggregate amount set aside by the Bank and its subsidiaries for the year ended 31 December 2017, to provide pension benefits for the Directors and Officers amounted to £0.1m (2016: £0.2m; 2015: £0.3m).

408 Barclays PLC and Barclays Bank PLC 2017